FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number : 001-14960

NATIONAL BANK OF GREECE S.A.
(Translation of registrant's name into English)
86 Eolou street, 10232 Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __✓__

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

17/05/05

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

By:

Name: Efstratios-Georgios (Takis)Arapoglou
Title: Chairman-Chief Executive Officer

Date: 17th May, 2005________________________

17/05/05

ANNUAL BULLETIN
FINANCIAL YEAR 2004

PURSUANT TO ART.16

OF CAPITAL MARKET COMMISSION

DEC/204/2000

NATIONAL BANK
OF GREECE

NATIONAL BANK OF GREECE SA

REG No. 6062/06/B/86/01

ANNUAL BULLETIN 2004

This Annual Bulletin is intended to provide investors with regular and sufficient information on the activities of National Bank of Greece SA, pursuant to the provisions of Article 16 of Capital Market Commission decision No. 5/204/14.11.2000

In the event of violation of the provisions of this article the Board of Directors of the Capital Market Commission imposes the sanctions provided by article 7 of P.D. 360/1985, in accordance with section (a), paragraph 4, article 1 of Law 2836/2000.

Athens, May 2005

Financial Highlights

	National Bank		NBG Group	
	2004	2003	2004	2003
Profit and loss (€ millions)				
Net interest income	1 206	1 072	1 419	1 233
Total operating income	1 583	1 409	2 012	1 764
Profit before tax and provisions	634	502	813	625
Profit before tax and VER cost	520	409	662	521
Balance sheet (€ millions)				
Total assets	48 302	49 116	52 877	53 691
Total equity	2 652	2 544	2 522	2 431
Loans and advances to customers	24 160	20 168	27 411	23 113
Amounts owed to customers	37 175	35 439	40 809	38 978
Per share (€)				
Earnings	-	-	€1.20	€1.11(1)
Dividend	€0.60	€0.50(1)	-	-
Dividend yield (share price at 31.12)	2.5%	3.1%	-	-
Ratios				
Return on average equity (after tax)	11.4%	11.8%	16.6%	15.3%
Return on average assets (before tax)	0.84%	0.83%	1.06%	1.02%
Cost/ income (efficiency) ratio	59.9%	64.4%	59.6%	64.6%
Net interest margin	2.66%	2.42%	3.04%	2.75%
Loans after provisions to total assets	48.1%	39.3%	49.8%	41.1%
Capital adequacy				
Tier I	10.3%	10.7%	11.8%	10.1%
Total capital	15.8%	15.4%	14.7%	12.9%
Number of employees	13 234	14 631	19 189	20 752

Credit ratings	**Long-term**	**Short-term**
Moody's	A2	P-1
Standard & Poor's	BBB+	A-2
Fitch IBCA	A-	F-2
Capital Intelligence	A-	A-2

(1) 2003 earnings per share and dividend per share are adjusted to reflect the share capital increase of the Bank through the capitalization of reserves and the bonus issue of 3 new shares for every 10 old shares.

Contents

1. Information on the Annual Bulletin and the Auditors of National Bank of Greece

1.1 Introduction

This Annual Bulletin includes information on the condition and development of the business, the results of operations, and the prospects of NATIONAL BANK OF GREECE SA (referred to as "The Bank" or "NBG") and its GROUP, such as are necessary to sufficiently inform investors, in accordance with Article 16 of decision 5/204/14.11.2000 of the Capital Market Commission's Board of Directors, published in the Government Gazette No 1487/6.12.2000 issue B.

This Bulletin shall be provided to investors free of charge, following the issuance of the Financial Statements and at least ten working days prior to the Annual General Meeting of Shareholders. A copy of the Annual Bulletin is submitted to the Capital Market Commission and the Athens Exchange.

In the event of a violation of the terms of Article 16 of the aforementioned decision, the Capital Market Commission's Board of Directors imposes the penalties provided for by Article 7 of PD 360/1985, in accordance with section (a), paragraph 4, article 1 of L. 2836/2000.

1.2 Signatories

The following persons are responsible for the compilation of the Annual Bulletin:

Mr. Anthimos Thomopoulos, Group CFO, 82-84 Eolou St., tel.: +30 210 334 3921, and

Mr. Ioannis Kyriakopoulos, Manager of the Financial and Management Accounting Division, 6-10 Charilaou Trikoupi St., tel.: +30 210 369 5701.

The above persons confirm that:

(a) All information included herein is true and complete.

(b) No facts exist, other than those stated in this bulletin and no events have taken place, the omission of which would or could render all or part of the information included in this Annual Bulletin as misleading.

(c) There are no outstanding court decisions against the Bank or the Group that could materially affect its financial condition.

1.3 Certified Auditors

The Bank and the Group are audited by statutory Certified Auditors.

The Balance Sheet, Profit and Loss Account and Appropriation Account of the Bank and the Group (Consolidated Financial Statements) for the financial years ended 31 December 2002, 2003 and 2004 have been prepared and published in accordance with Greek Law and the Generally Accepted Accounting Principles and Practices in Greece. They have been jointly audited by SOL SA and Deloitte Hadjipavlou, Sofianos & Cambanis SA (Deloitte) for the years 2003 and 2003 and specifically by the Certified Auditors Spyros Koronakis, and Vassilios Papageorgakopoulos of SOL SA and George Kambanis of Deloitte for 2002, and by Spyros Koronakis and Georgios Kyrbizakis of SOL SA, and George Kambanis of Deloitte for 2003. For the year 2004 they have been audited by Deloitte Hadjipavlou, Sofianos & Cambanis SA (Deloitte) and specifically by the Certified Auditor George Kambanis.

The auditors' reports are included in the appendix following the published Balance Sheets and Profit and Loss Accounts and are unqualified.

Furthermore, the aforementioned auditors have also audited the cash flow statements of the Bank and the Group for the financial year ended 31 December 2004. The cash flow statements of the Bank and the Group are included in Chapter 12 of this Annual Bulletin.

In addition, Deloitte audit, in accordance with US Generally Accepted Auditing Standards, the Group financial statements that are prepared in accordance with US GAAP, following the listing of the Bank's shares on the New York and the London Stock Exchanges.

Information on the auditors of all Group companies for 2004 is presented in the "Other Information" Annex.

1.4 Tax audits

The Bank has been audited for all years up to and including 2003. The total tax liability of NBG for previous years amounted to € 4 504 503, and was charged to the appropriation account for the year ended 31 December 2004. This amount includes the income tax of companies absorbed by the Bank. A tax liability of € 29 248 corresponded to the income tax arising from the tax audit conducted by EAMKTE SA for years up to 1998, and a further € 520 corresponded to the outstanding income tax for the years 1999-2002, as per L. 3259/2004, of the company Hellenic Hotel and Tourist Enterprises SA. Furthermore, in 2004 outstanding tax issues for the years 1998-2002 of the company Olympias SA were resolved, as per L. 3259/2004, but did not give rise to a further tax liability for the Bank.

Group companies located outside of Greece are taxed according to local tax laws.

The unaudited fiscal years of Group companies are presented in the "Other Information" Annex.

1.5 Consolidated companies

The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A. 34) NBG Luxfinance Holding S.A., 35) Innovative Ventures S.A., 36) NBG Funding Ltd and 37) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2003, NBG Asset Management S.A.S. and NBG International Asset Management S.A.S. were liquidated in 2004 and are excluded from the consolidated statements of 31.12.2004.

1.6 Public offerings

During the preceding year there were a) no offers by third parties for the purchase or exchange of the Bank's shares, or b) offers by the Bank to purchase or exchange shares of other companies.

2. General Information on the Bank and the Group

2.1 History

National Bank of Greece S.A. was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. In its 163 years of operation not only has the Bank expanded its commercial banking business but has entered into related business areas as well. This expansion has produced the large diversified group of financial services that comprise today the NBG Group. As part of this diversification, the Bank founded Ethniki Hellenic General Insurance Company in 1891 and National Mortgage Bank in 1927. For a significant period, the Bank, in addition to its commercial banking services, was responsible for issuing currency in Greece, until the establishment of the Bank of Greece as the country's Central Bank in 1928. The Bank further expanded its business when, in 1953, it merged with the Bank of Athens S.A., which had been founded in 1893. In 1998, the Bank merged with National Mortgage Bank of Greece S.A., which had been formed from the merger of National Mortgage Bank and National Housing Bank of Greece S.A., in order to provide more integrated mortgage lending services to the Bank's customers. In 2002, the Bank merged, via absorption, with its subsidiaries National Investment Bank for Industrial Development S.A. (ETEBA) and BNG France in order to achieve strategic targets set by the Bank. Furthermore, in the context of the Bank's restructuring program, in 2003 NBG absorbed its affiliated companies "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Societé Nationale Consultante Fonciére et Touristique S.A." and "Olympias Tourism Hotels S.A.".

2.2 General Information

The Bank was named "National Bank of Greece S.A." at the General Meeting of its Shareholders held on 30 April 1958.

The Bank's headquarters are located at 86 Eolou Street, Athens 10232 (Reg. No. 6062/06/B/86/01), tel.: (+30) 210 334 1000. By resolution of the Board of Directors, the Bank can establish Branches, Agencies and Correspondence offices in Greece and abroad.

The Bank's current corporate form will expire on 27 February 2053.

In accordance with article 3 of its Articles of Association, the Bank carries out in Greece and outside of Greece all the banking and financial activities allowed to bank societes anonymes by Greek and EU legislation. It has developed into a diversified financial services group providing integrated services to meet the demands of its customers.

2.3 Banking Products and Services

Responding to its customers' needs, the Bank provides a wide range of multiple banking services ranging from traditional deposits and foreign currency and credit card functions to investment banking services, commercial banking services, mortgage and consumer lending, asset management and brokerage. In addition, it provides and promotes electronic transactions systems in order to upgrade quality and speed of service.

2.4 Customer service networks

Branch network

At 31 December 2004, NBG's domestic network totaled 590 branches, of which 227 were full-banking units and 363 retail banking units. Furthermore, banking transactions were available through 34 transaction offices, 11 correspondents, 4 mobile bank units, 5 bureaux de change, and 17 branch annexes, as well as 11 special units (9 non-performing loan units, 1 custodian unit for institutional investors, and 1 private banking unit).

As a result of the geographical restructuring of the branch network, which continued during 2004, 11 new units opened and 9 were merged, while various other units were relocated or restructured. In 2005, emphasis will be placed on mergers and relocations, as well as on selective opening of new branches.

Partly due to the voluntary retirement program, the average number of employees per branch declined to approximately 14 compared with 16 at the end of 2003. However, as a result of the technological and organizational upgrading and systematic staff training and incentive programs, branch staff productivity improved. Thus, the average number of daily transactions at our branches increased by 13%.

The domestic branch network contributed significantly to business growth, particularly in retail banking. For instance, consumer loans outstanding issued via the network grew by 65%, while new housing loans grew by 45%. Corporate and professional credit also posted substantial growth.

PERCENTAGE CHANGE IN BRANCH NETWORK BUSINESS (2004/2003)


%
70
60
50
40
30
20
10
0
32%
41%
45%
65%
NEW ENTRANTS IN MUTUAL FUNDS
SMALL BUSINESS LENDING
NEW MORTGAGE LOAN DISBURSEMENTS
CONSUMER LENDING

Alternative delivery channels

NBG has consistently endeavored to deliver superior service through the development of alternative channels in a concerted effort to provide fast and secure services on a 24/7 basis and to reduce operating costs.

In this context, NBG's Internet Banking was upgraded with the introduction of a number of new services (e.g. payments into NBG accounts, standing orders at preset dates, detailed information on companies' daily receipts, on-line information on Athens Exchange trading, etc.), while transactions via mobile phone using i-mode technology were launched. As a result, in 2004, users of Internet Banking increased by 62% to over 80 000, carrying out over 5.3 million transactions totaling €8.9 billion. Furthermore, in view of NBG's endeavor to set up an integrated phone banking system within 2005, the relevant competition study and preparations were completed

Banking via ATMs has also grown, and a number of new services have become available (e.g. deposit of banknotes on-line, cash payment of NBG-credit card dues, OTE payments). In order to support these functions, NBG is currently running an extensive program to replace existing ATMs with more advanced models.

At the end of 2004, the Bank's ATM network included 1 316 units. It is the largest network in Greece, representing approximately 23% of total domestic ATMs. Also, the number of Ethnocash cards issued during 2004 surpassed 350 000, increasing the total number of active cards in use to 1.9 million.

In the context of the Bank's ongoing efforts to enhance transaction safety and minimize operating risk, card activity is monitored on a daily basis via special software designed to detect disputed transactions and to address the instances of electronic fraud..


TRANSACTIONS VIA ATMs
(€ MILLIONS)
80
70
60
50
40
30
20
10
0
64
67
69
74
2001
2002
2003
2004

2.5 Other services

National Bank, through specialized units of the Group, provides a wide range of financial services, such as insurance, leasing, factoring, asset management, computer services and training services to third parties.

The Group provides insurance services through Ethniki Hellenic General Insurance Company, which is not consolidated, in accordance with the prevailing legislation. This company is the largest insurance company in the Greek market with a strong capital base and an extensive network that offers fire, property, car, ship, plane, marine, and health insurance combined with investment programs.

2.6 Fixed assets

Developments in fixed assets for the period 31 December 2002 to 31 December 2004 are set out below:

€ millions	2004	2003	2002
Computer hardware	11.4	8.9	12.2
Software	6.5	8.4	11.9
Reorganization	4.9	2.6	4.8
Telecommunications	1.3	1.4	1.2
Total modernization investments	**24.1**	**21.3**	**30.1**
Buildings and land	24.8	69.2	45.3
Furniture and appliances	1.6	3.6	3.8
Other	8.4	19.7	2.3
Other transportation means	0.2	0.7	0.7
Total investments	**59.1**	**114.5**	**82.2**

In 2003 and 2004 the Bank revalued land and buildings by €437 millions and €27 millions respectively. The fixed assets of the Bank are free of charges or encumbrances.

The table below presents the expenses for the modernization of the fixed assets for the years 2002, 2003 and 2004.

€ thousand	**Cost 31.12.02**	**Additions/ Revaluations /Disposals 1.1.03 to 31.12.04**	**Total cost 31.12.04**	**Accumulated depreciation 31.12.04**	**Net book value 31.12.04**
Tangible assets:					
Land	258 059	309 865	567 924		567 924
Buildings	435 649	215 201	650 850	272 284	378 566
Furniture, electronic & other equipment	258 784	27 768	286 552	238 233	48 319
Other tangible assets	10 214	658	10 872	7 777	3 095
Fixed assets under construction and advances	24 310	(3 773)	20 537		20 537
Total tangible assets	**987 016**	**549 719**	**1 536 735**	**518 294**	**1 018 441**
Intangible assets:					
Establishment and formation expenses	5 776	1 693	7 469	4 382	3 087
Other intangible assets	320 593	(68 506)	252 087	178 721	73 366
Total intangible assets	**326 369**	**(66 813)**	**259 556**	**183 103**	**76 453**

3. The performance of NBG stock

3.1 Description of the share capital

The Bank's share capital amounts to € 1 492 089 799.50 divided into 331 575 511 shares at a par value of € 4.50 each. The following table briefly presents the development of the share capital:

BoD or G M or approval date	Gov. Gazette	Number of new shares	Number of shares after the increase/ decrease	Par value	Offering price	In cash	Capitalization of surplus and reserves	Dividend capitalization	Share capital after the increase/ decrease
Β.Δ.26.2.53		30 366	30 366	7 350 000	7 350	223 190 100			GRD 223 190 100
10.9.1953		10 122	40 488	7 350 000	7 350	74 396 700			GRD 297 586 800
2.4.1955			404 880	735					GRD 297 586 800
Β.Δ.14/27.11.56			404 880	1 436			283 820 880		GRD 581 407 680
14.4.1962		202 440	607 320	1 436	1 436	290 703 840			GRD 872 111 520
19.5.1969			1 214 640	725				8 502 480	GRD 880 614 000
28.5.1970		303 660	1 518 300	725			220 153 500		GRD 1 100 767 500
7.9.1972		216 900	1 735 200	725	725	157 252 500			GRD 1 258 020 000
7.9.1972		506 100	2 241 300	725			366 922 500		GRD 1 624 942 500
26.5.1975		89 652	2 330 952	725			64 997 700		GRD 1 689 940 200
2.6.1977			2 797 142	1 600			2 785 487 000		GRD 4 475 427 200
25.5.1979	4002/31.12.80	559 429	3 356 571	1 600	12 500	895 086 400			GRD 5 370 513 600
24.9.1982	4192/3.12.82		3 356 571	4 500			9 734 055 900		GRD 15 104 569 500
24.9.1982	4192/3.12.82	1 006 972	4 363 543	4 500			4 531 374 000		GRD 19 635 943 500
8.6.1988	2931/12.9.88	7 854 378	12 217 921	4 500			35 344 701 000		GRD 54 980 644 500
21.6.1991	4622/27.11.99	2 443 584	14 661 505	4 500	15 000	10 996 128 000			GRD 65 976 772 500
21.6.1991	4622/27.11.99	1 221 792	15 883 297	4 500			5 498 064 000		GRD 71 474 836 500
13.7.1994	5183/7.9.94		15 883 297	5 535			16 439 212 395		GRD 87 914 048 895
1031/18.11.1994	6868/13.12.94	45	15 883 342	5 535			249 075		GRD 87 914 297 970
1047/22.11.1995	6868/07.12.95	10	15 883 352	5 535			55 350		GRD 87 914 353 320
14.03.1997		1 588 335	17 471 687	5 800			13 421 431 280		GRD 101 335 784 600
6.10.1997	8371/2.12.97	3 494 337	20 966 024	5 800	23 000	20 267 154 600			GRD 121 602 939 200
1094/1095/9.12.1997		1 615 274	22 581 298	5 800			9 368 589 200		GRD 130 971 528 400
25.5.1998		4 516 260	27 097 558	5 800			26 194 308 000		GRD 157 165 836 400
9.9.1998		4 430 980	31 528 538	5 800			25 699 684 000		GRD 182 865 520 400
1116/8.12.98 1118/16.12.98		1 615 274	33 143 812	5 800			9 368 589 200		GRD 192 234 109 600
1117/8.12.98 1117/16.12.98		2 257 932	35 401 744	5 800			13 096 005 600		GRD 205 330 115 200
29.1.1999		106 205 232	141 606 976	1 450					GRD 205 330 115 200
6.4.1999		14 843 024	156 450 000	1 450	11 500	21 522 384 800			GRD 226 852 500 000
1129/6.4.99 1136/16.6.99		3 512	156 453 512	1 450			5 092 400		GRD 226 857 592 400
15.11.1999		6 461 096	162 914 608	1 450			9 368 589 200		GRD 236 226 181 600
18.4.2000		65 165 844	228 080 452	1 450			94 490 473 800		GRD 330 716 655 400
1165/15.11.00		6 461 096	234 541 548	1 450			9 368 589 200		GRD 340 085 244 600
26.4.2001		(6 461 096)	228 080 452	1 450			(9 368 589 200)		GRD 330 716 655 400
26.4.2001			228 080 452	1 533.375			19 016 207 686		GRD 349 732 863 086
1187/15.11.2001		6 461 100	234 541 552	1 533.375			9 907 289 213		GRD 359 640 152 299
28.12.2001		(6 461 100)	228 080 452	1 533.375			(9 907 289 213)		GRD 349 732 863 086
31.12.2001									€ 1 026 362 034
20.12.2002		3 790 534	231 870 986	4.50		8 086 472.32	8 970 930.68		€1 043 419 437
23.5.2003		23 187 099	255 058 085	4.50			104 341 945.50		€1 147 761 382.50
		76 517 426	331 575 511	€4.50			344 328 417		€1 492 089 799.50

- By resolution of the General Meeting of Shareholders, dated 9 May 2003, approved by the decision K2-5653/23-5-2003 of the Ministry of Development, the share capital of the Bank was increased by € 104 341 945.50 with capitalization of reserves.

- By resolution of the General Meeting of Shareholders, dated 18 May 2004, approved by the decision K2-6618/dis/4-6-2005 of the Ministry of Development, the share capital of the Bank was increased by € 344 328 417 with capitalization of reserves.

3.2 Shareholder structure

At 31 December 2004, the share capital of NBG was divided into 331 575 511 ordinary shares with a nominal value of €4.5 each, compared with 255 058 085, with the same nominal value, at the end of the previous year. The new shares stemmed from the capitalization of reserves related to the revaluation of the Group's real estate, and the distribution of 3 free shares for every 10 old shares in June 2004. At the end of the year, NBG stock was dispersed across 172 327 shareholders. No single shareholder owned more than 5% of the share capital.

In November 2004, the shareholder structure of the Bank changed significantly, as the Hellenic Republic sold its remaining 7.5% direct holding, owned directly and indirectly via the Public Company for Transferable Securities. The sale was carried out by means of a book-building process and was mainly absorbed by international institutional investors. It is notable that within a matter of hours, international investors had oversubscribed the entire offering twofold. Accordingly, the percentage of NBG stock owned by international institutional and private investors amounted to 29.5% at the end of 2004 compared with 17.8% at the end of the previous year, and 10.8% at end-2002.

Domestic investors owned 28.1% of NBG stock, while the Hellenic Republic indirectly held 22.7% via social security funds and other public organizations. Other domestic legal entities (banks, insurance companies, mutual fund managers, pension funds not under the authority of the Ministry of Employment and Social Protection, etc.) held 16.8%, compared with 19.3% in 2003. The proportion of NBG stock held by subsidiaries of the Bank, including own shares, stood at 2.9% compared with 4.2% at the end of the previous year.

NBG SHAREHOLDER STRUCTURE AT 31.12.2004


NBG SUBSIDIARIES 2.9%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 22.7%
OTHER DOMESTIC INSTITUTIONALS 16.8%
PRIVATE DOMESTIC INVESTORS 28.1%
INTERNATIONAL INSTITUTIONALS & INVESTORS 29.5%

Number of NBG shares at 31.12.2004: 331 575 511

NBG SHAREHOLDER STRUCTURE AT 31.12.2003


NBG SUBSIDIARIES 4.2%
HELLENIC REPUBLIC & PCTS 7.5%
OTHER DOMESTIC INSTITUTIONALS 19.3%
PENSION FUNDS & OTHER PUBLIC SECTOR ENTITIES 22.3%
PRIVATE DOMESTIC INVESTORS 28.9%
INTERNATIONAL INSTITUTIONALS & INVESTORS 17.8%

Number of NBG shares at 31.12.2003: 255 058 085

3.3 The performance of NBG stock

In 2004, the NBG share price posted an impressive increase (31.12.2004: €24.28, 31.12.2003: €15.95). The percentage increase of the share price was substantially higher than the domestic stock market, as well as stock markets internationally. Specifically, the NBG share price was up by 52.2% compared with 23.1% for the Athens Exchange (AE) general index, 44.3% for the banking index, and 10.9% for the European banking index (FTSE 300 Banks).

DIAGRAM 1
NBG SHARE PRICE AND TRADING VOLUME (2004)


PRICE CHANGE
(BASE 31.12.2003=100)
160
150
140
130
120
110
100
90
80
70
60
50
40
30
60
56
52
48
44
40
36
32
28
24
20
16
12
8
4
0
TRADING VOLUME
(€ MILLIONS)
12/03
01/04
02/04
03/04
04/04
05/04
06/04
07/04
08/04
09/04
10/04
11/04
12/04
NBG TRADING VOLUME
NBG
AE GENERAL INDEX
BANKING SECTOR INDEX

Sources: Bloomberg, NBG calculations

At 31 December 2004, NBG's market capitalization totaled €8 050.7 million, up €2 760.7 million on the previous year. At year-end 2004, NBG held first place in respect of market capitalization on the Athens Exchange, its share of total market capitalization being 8.7% compared with 6.3% a year previously and 4.7% at year-end 2002. NBG's share of the total market capitalization of the Greek banking sector at 31 December 2004 stood at 25.4%.

NBG stock market data [(1)]

	2004	2003	2002	2001	2000
Year-end price (€)	24.3	16.0	9.4	18.7	28.3
Year high (€)	24.5	16.6	19.1	31.8	38.0
Year low (€)	15.2	6.2	9.3	14.9	25.0
Mean price for the year (€)	19.0	11.5	13.9	23.7	31.4
Yearly coefficient of variation for NBG's share price (%)	1.6	2.1	1.8	2.2	2.3
Yearly coefficient of variation for banking sector (%)	1.4	1.7	1.4	2.0	2.1
Yearly coefficient of variation for ASE (%)	1.0	1.2	1.1	1.8	2.0
NBG market capitalization on the ASE (€ millions)	8 050.7	5 290.0	3 130.3	6 094.3	9 485.6
NBG-to-ASE market capitalization ratio at year-end (%)	8.8	6.3	4.7	6.4	8.0
NBG-to-banking sector market capitalization ratio at year-end (%)	25.4	22.4	20.1	23.8	25.9
Total trading volume (€ millions)	3 974.2	1 950.5	910.9	2 464.8	3 461.7
NBG-to-ASE trading volume ratio (%)	11.2	5.6	3.7	5.9	3.7
NBG-to-banking sector trading volume ratio (%)	36.1	30.3	27.9	29.0	25.2
Annual liquidity ratio: NBG (%) [(2)]	63.0	51.2	20.1	31.7	34.2
Annual liquidity ratio: banking sector (%)	42.4	35.0	16.1	27.6	39.7
Annual liquidity ratio: ASE (%)	41.5	47.6	29.9	40.9	65.9

Sources : ASE, Bloomberg, NBG calculations

[(1)] *For comparisn purposes, share prices have been adjusted (Bloomberg methodology)so as to present changes over the past five years in a single currency.*

[(2)] *Ratio os annual trading volume to average capitalization.*

4. Management – Divisions – Supervision – Organization chart

4.1 Management

In accordance with article 18 of the Articles of Association, the management of the Bank lies with the Board of Directors, which is composed of nine to fifteen members.

The members of the Board of Directors are elected by the shareholders at their General Meeting, which determines the precise number of the members on the Board. The members of the Board can be replaced at any time by the General Meeting.

The Board of Directors elects from its members, by absolute majority, the Chairman of the Board, the Chief Executive Officer who directs the Bank's operations, and one Deputy CEO. The Chairman of the Board can also be elected as CEO of the Bank.

The Board of Directors represents the Bank in court and in out of court settlements and can, if it so decides, assign authorities and responsibilities, either in whole or in part, including the representation right, to the CEO, the Deputy CEO, to one or more of its members or the Managers of the Bank or to third parties, determining at the same time the conditions under which these authorities are assigned. Authorities that require joint approval of the Board cannot be assigned.

The Board of Directors can, if decided, delegate part of its authorities and responsibilities, including the representation right, according to article 18 paragraph 2 and article 22 paragraph 3 of Codified Law 2190/1920 as amended, to employees of the Bank or other persons suitably qualified.

The Board of Directors can assign to the CEO and the Deputy CEO the right to further delegate the aforesaid authorities and responsibilities to other employees of the Bank.

The Board of Directors is responsible for:

- the establishment of Branches, Agencies and Representative Offices in Greece and abroad,
- the participation of the Bank in other banks in Greece or abroad or the disposal of its participations,
- the approval of the Organization Chart of the Bank,
- the appointment of the Bank's Managers at the proposal of the CEO,
- the approval of the Bank's and the Group's Financial Statements,
- the setting up of foundations as designated by article 108 of the Civil Code and participation in companies designated by article 784 of the Civil Code.

At 31 December 2004, the Board of Directors of the Bank was composed as follows:

Executive Members

Efstratios-Georgios A. Arapoglou	Chairman and CEO
Ioannis G. Pechlivanidis	Vice Chairman and Deputy CEO

Non-Executive Members

H.E. the Metropolitan of Ioannina Theoklitos	
George M. Athanasopoulos	*Employees' representative (NBG)*
Stefanos C. Vavalidis	*Member of the Board of Directors, European Bank for Reconstruction & Development*
Ioannis C. Yannidis	*Professor, University of Athens Law School*

Dimitrios A. Daskalopoulos	*Chairman and Managing Director, Delta S.A., Vice Chairman, Federation of Greek Industrialists*
Nikolaos D. Efthymiou	*Chairman, Association of Greek Shipowners*
George Z. Lanaras	*Shipowner*
John P. Panagopoulos	*Employees' representative*
Stefanos G. Pantzopoulos	*Business consultant, Former certified auditor*
Constantinos D. Pilarinos	*Economist, General Manager of Finances and Technical Services, Church of Greece*
Drakoulis K. Fountoukakos-Kyriakakos	*Chairman, Athens Chamber of Commerce and Industry*

Independent Non-Executive members

Ioannis Vartolomeos	*Professor, University of Piraeus, Chairman Social Security Fund (IKA)*
Ploutarchos K. Sakellaris	*Professor, University of Athens, and Chairman, Council of Economic Advisors*

Mr.Takis (Efstratios-Georgios) Arapoglou was elected by the BoD on 19 March 2004 and Messrs. Ioannis Pechlivanidis, Georgios Athanasopoulos, Stefanos Vavalidis, Ioannis Giannidis, Nikolaos Efthymiou, Stefanos Pantzopoulos, Constantinos Pylarinos, Drakoulis Fountoukakos-Kyriakakos and Ploutarchos Sakellaris were elected by the BoD on 22 April 2004. Mr. Ioannis Vartholomaios was appointed by the AGM on 18 May 2004.

In 2004, the members of the Bank's Board were paid by NBG and its subsidiary companies from the general expenses or appropriation accounts the amount of € 2 176 887. Further, the Bank paid employer's contributions for the executive members and the employees' representatives amounting to € 413 526.

In particular, the executive members of the previous BoD were paid the amount of €1 202 781 and the Bank paid employer's contributions amounting €167 150. Non-executive members were paid €38 000. Executive members of the current Board were paid the amount of €490 289 and the corresponding employer's contributions amounted to €194 211. Non-executive members were paid €445 817 and the employer's contributions for the employees' representatives (non executive members) amounted to €52 165. Board members elected in 2004 did not receive any payments from the Bank's appropriation accounts of 2003. At 31 December 2004, the members of the Board held a total of 14 899 NBG shares.

4.2 Divisions

General Managers: Core Business Lines

Corporate & Investment Banking	Mr. Alexandros G. Tourkolias
Retail Banking	Mr. Ioannis A. Filos
Private Banking & Group Treasury	Mr. Petros N. Christodoulou

General Managers: Operations & Support

General Counsel	Mr. Agesilaos D. Karampelas
Human Resources	Mr. Avraam I. Triantafyllidis
Chief Financial and Chief Operations Officer	Mr. Anthimos K. Thomopoulos
International	Mr. Agis I. Leopoulos
Chief Economist & Chief of Strategy	Mr. Paul K. Mylonas
Chief Risk Officer	Mr. Michael A. Oratis
Chief Internal Auditor	Mr. George I. Paschas

In addition, the Bank is organized across management divisions headed by the managers listed below:

Management Divisions

Human Resources Development	-
Non-Performing Loans	-
Secretariat	Mr. Alexandros Stavrou
Treasury	Mr. Leonidas Frangiadakis
Group Risk Management	Chief Risk Officer (see previous table)
International S.E. Europe	Mr. Lazaros Konstantellos
International N. America-Europe-S. Africa	Mr. Konstantinos Othonaios
Cash and Operations	Mr. Aristomenis Miloulis
Small Business Loans	Mr. Spyridon Asimopoulos
Capital Markets	Mr. Georgios Langas
Audit	Mr. Ioannis Markopoulos
Purchasing	Mr. Ioannis Longakis
Network Operations	Mrs. Maria Myzethra
Electronic Banking	Mr. Konstantinos Marinakis
Consumer Credit	Mr. Dimitrios Pavlakis
Mortgage Lending	Mr. Georgios Kondos
Group Marketing	Mrs. Aikaterini Giannakopoulou
Project Finance	Mr. Georgios Kotsoridis
Shipping Finance	Mr. Dimitrios Vassilakos
Legal Services	Mr. Michael Stathopoulos
Financial & Management Accounting	Mr. Ioannis Kyriakopoulos
Business Processes	Mr. Ioannis Balabanis
Property Management	Mr. Damianos Varelis
Business Credit	Mr. Theofanis Panagiotopoulos
Information Technology	Mr. Dimitrios Vrailas
Human Resources	Mr. Evangelos Nikolaou
International Personnel	Mrs. Athena Vlachou
Strategic Planning and Research	Chief Economist & Chief of Strategy (see previous table)
Technical Services	Mr. Charilaos Tzannetakis
Financial Institutions	Mr. Ioannis Avgoustis
Private Banking	Mr. Ioannis Georgiadis
Corporate Finance	Mr. Dimitrios Dimopoulos
Structured & International Finance	Mr. Petros Fourtounis
Corporate Key Account Services	Mr. Theodoros Valassiadis

Corporate Advisory Division which operated in 2004 was abolished on 17.3.2005

Regional Divisions

Branch Network I	Mr. Georgios Markopoulos
Branch Network II	Mrs. Helen Spigou
Branch Network III	Mr. Georgios Thanos
Branch Network IV	Mr. Christos Kantzelis
Branch Network V	Mr. Antonios Bousis
Branch Network VI	Mr. Georgios Athanasopoulos
Historical Archives Sub-Division	Mr. Gerasimos Notaras

Salaries paid by the Bank and its subsidiary companies from their expenses and profit appropriation accounts to the General Managers and Managers of the above Divisions and Network Divisions in 2003 amounted to €8 156 695. The Bank paid employer's contributions of € 1 923 518. At 31 December 2004, the managers of the Divisions held 20 833 NBG shares in total.

4.3 Supervision

The certified auditors of the Bank are charged by Law with supervision. According to L.2076/92 internal control is performed by the Internal Audit Division of the Bank.

In accordance with the provisions of PD 267/24.7.95 applicable to groups that include at least one credit institution, the Bank as a group is supervised by the Central Bank of Greece.

Bank of Greece Governor's Act 2438/ 6.8.98 introduced a framework of general rules for the operation of internal control systems of Credit Institutions. Pursuant to this Act, NBG set up an Audit Committee. The findings of the Committee for the accounting year 2004 are included in the Appendix to the Financial Statements.

4.4 Organization chart


CHAIRMAN and CEO
E.G. Arapoglou
Chairman's Office 985
DEPUTY CHAIRMAN and DEPUTY CEO
I. Pechlivanidis
Deputy Chairman's Office 988
CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER
A. Thomopoulos
Financial & Mngt Accounting 006
Business Processes 012
Financial Insitutions 017
Technical Services 018
Electronic Banking 021
Property Management 025
Purchasing 028
Information Technology 035
Cash & Operations 038
HEAD OF International
A. Leopoulos
International SE. Europe 036
International N.America - Europe - S.Africa 039
GENERAL MANAGER Corporate & Investment Banking
A. Tourkolias
Corporate Finance 001
Business Credit 002
Shipping Finance 003
Project Finance 011
Non-Performing Loans 020
Capital Markets 026
Structured & International Finance 980
GENERAL MANAGER Consumer Banking
Y. Filos
Mortgage Lending 013
Consumer Credit 014
Small Business Loans 982
Network Operations 015
Corporate Key Account Services 979
Branch Network I 022
Branch Network II 023
Branch Network III 027
Branch Network IV 031
Branch Network V 032
Branch Network VI 034
Main Branch 040
Panepi stimiou Branch 720
GENERAL MANAGER Private Banking & Group Treasury
P. Christodoulou
Private Banking 010
Treasury 037
Group Marketing 033
GENERAL COUNCEL
A. Karampelas
Secretariat 007
Legal Services 009
HEAD OF Human Resources
A. Triantafillidis
Human Resources 004
Human Resources Development 024
International Personnel 978
CHIEF ECONOMIST & CHIEF OF STRATEGY
P. Mylonas
Strategic Planning & Research 008
CHIEF RISK OFFICER
M. Oratis
Group Risk Management 030
CHIEF INTERNAL AUDITOR
G. Paschas
Internal Audit-Inspection 005
Historical Archive 983

4.5 Staff

The personnel of NBG as at 31 December 2004 comprised 13 234 individuals (including local personnel of foreign branches) compared with 14 631 a year previously. The corresponding figures for the Group were 19 189 and 20 752 respectively.

The number of employees by category during the last three years is set out below:

	2002	2003	2004
Accountants - Cashiers	7 467	7 416	7 093
Higher qualification personnel	5 392	5 428	4 838
Officers – Cleaners -Technicians	1 310	1 273	748
Guards - Workers	27	26	7
Total domestic employees	**14 196**(1)	**14 143**	**12 686**
Foreign branch employees	394	488	548
Total	**14 590**	**14 631**	**13 234**

(1) *107 employees and 10 lawyers of the former ETEBA are not included in these figures. They were transferred, respectively, to the Personnel Division and the Legal Division after the decision to merge ETEBA with the Bank (20.12.2002).*

The decrease in staff numbers is due to the Bank's early retirement scheme of which 1 511 employees took advantage.

4.6 Curricula vitae

Chairman of the Board of Directors and Chief Executive Officer (CEO)

Efstratios (Takis) Arapoglou. Mr. Arapoglou became Governor of the Bank on 19 March 2004. He is a graduate of the University of Athens Mathematics School and he holds a BSc in Naval Architecture from the University of Glasgow and an MSc in Management from the University of Brunel. From 1978 to 1991 he worked for Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London specializing in debt and equity capital markets, derivatives and strategic consulting for multinational companies, financial organizations and governments in N. America, Scandinavia and Western Europe.

In 1991, he became President and CEO of the Ionian and Popular Bank of Greece Group and was also appointed President of DIAS Interbanking Systems S.A. From 1994 to 1997 he served as General Manager of American Express in Greece, and in 1997 he became General Manager of Citibank/Citigroup in Greece. In 2000, he returned to Citigroup-London as Managing Director, Global Banks Industry Head. In 2004, until his election as CEO of NBG, he was Senior Advisor at Global Corporate and Investment Bank (Citigroup-London).

He has served as a member of the Supervising Board of Citibank Sweden (1984/85), member of the Supervising Board of Chase Manhattan Bank, Finland (1989/90), member of the Association of Greek Banks (1991/93), Board Member of the Egyptian American Bank, an American Express subsidiary in Egypt (1994/96), and member of the Asset and Liability Committee of Citigroup Europe.

Deputy Chairman and Deputy CEO

Ioannis Pechlivanidis. Mr. Pechlivanidis, 51, was appointed Deputy Chairman and CEO of the Bank on 22 April 2004. He holds a BA in Economics from Wesleyan University, USA, and an MSc in Economics from the London School of Economics. He worked at The First National Bank of Chicago from 1980 to 1989, subsequently becoming Loan Manager at the Bank of America. In 1990, he joined Xiosbank, becoming General Manager in 1997. In 1999, he was appointed to the post of Deputy Managing Director of Piraeus Bank, going on to become

Managing Director of Novabank in Athens. Since 2003, until taking up his new appointment, he held the post of first Vice-Chairman of Bank Post (a subsidiary of Eurobank in Romania).

In line with the new organization structure of the Bank, all the General Divisions, as well as the Marketing Division and the Historical Archive Sub-Division, report directly to the Chairman and Deputy Chairman.

4.7 Pending Court Cases

In the course of its regular business activities, the Bank as well as the other companies of the Group are involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

5. Activities of the NBG Group

National Bank of Greece is the number one lender to households and small businesses in Greece, improving the quality of life by offering flexibility vis-à-vis the time of purchase of consumer goods and the acquisition of homes, as well as contributing to the overall economic development of the country.

2004 proved to be another high-performing year for retail banking. The lending balance grew by 30% over the course of the year, up from €10.5 billion to €13.7 billion. This amounted to 57% of total Group lending and was a key source of Group income and profitability.

Consumer credit

In 2004, we achieved substantial growth in consumer lending balances. A number of factors contributed to this growth: the Central Bank's decision to lift restrictions on consumer credit products, and the development of several new products, all of which served to meet changing customer needs. As a result, consumer credit at NBG grew by 37% in 2004, to €2.2 billion, while

DIAGRAM 3.1.1
LOANS
(BALANCES AT YEAR END - € MILLIONS)


2 500
2 000
1 500
1 000
500
0
997
1 218
1 592
2 183
2001
2002
2003
2004

new disbursements reached €1.5 billion, up 48% on the previous year.

To enhance services to its customer base and leverage the new state of play in the liberalized consumer credit market, the Bank introduced a process of automatic step-ups in credit limits for existing customers with open-end loans, which has generated particularly good results.

The previous year also saw the introduction of the Auto Fast Credit car loan application system, which automates the process for extending consumer loans activated by the Bank's business partners, thereby providing better and faster service to businesses and their customers. Likewise, the pioneering Cash for Credit product introduced in May 2004 was also well received by the market. It offers the opportunity to participating merchants to receive upfront payments of up to 100% of credits deriving from customer purchases made via the interest-free installment payment programs.

The Ethno-Holiday loan product was reintroduced in the summer of 2004 in the form of an open-end loan under the name "Open Ethno-Holiday", with a grace period of 4-7 months, leading to 59% growth y-o-y in the number of loans issued. This product was so successful that it compelled our competitors to follow suit.

In April 2004, a sales office was opened in Thessaloniki to promote sales to businesses in northern Greece. This is a strategically important move, in terms of the better service offered to business clientele and lending growth, as well as the benefits to be derived from staff training at the Bank's branches in the region.

Consumer credit is likely to be one of the highest performing lending segments in the years ahead. NBG is endeavoring to further strengthen its position in this market, and to this end is installing advanced sales tools for cross-selling capabilities, launching specialized product packages, and marketing products toward merchants by means of an ex-branch sales unit whose reach will extend well beyond the current distribution networks..

Credit cards

National Bank of Greece continued to grow its credit card activities dynamically, with the balance recording growth of 16%, totaling €1.4 billion.

DIAGRAM 3.1.2
CREDIT CARDS
(BALANCES AT YEAR END - € MILLIONS)



1 600
1 400
1 200
1 000
800
600
400
200
0
780
1 030
1 221
1 417
2001
2002
2003
2004

The number of new cards issued amounted to 237 000, while funds under management in the MasterCard and VISA portfolios grew by 15%. In 2004, flexible and competitive products were developed, with emphasis being placed on enhancing customer loyalty. In particular:

- The highly successful launch of co-branded credit cards with a large retail chain.
- The first Cash-Back program for cardholders was completed, which rewards cardholders who generate high volumes of transactions. This program increased loyalty and thus helped sustain the customer base, activate cards that were underused, and boost debit balances. Its success led to its reintroduction in the first months of 2005, with even more attractive terms.
- Programs were implemented to upgrade good customers' credit cards to gold cards, thus contributing to increased turnover and balances.
- Mass increases in credit limits were applied to cards on the basis of strict criteria vis-à-vis appropriate use and good credit standing.
- For the first time in the Greek market a "payment holiday" package was implemented, which gives the possibility to defer one monthly installment, with a response of over 25%.
- Further, the new direct installment prepayment product offered to NBG partner businesses recorded substantial growth, with 3 000 businesses joining and the value of prepaid transactions totaling €72 million.

As a result of these developments the level of transactions conducted via NBG partner businesses (which total around 85 000) amounted to €1.1 billion, up 8%.

In the years ahead, use of credit cards is forecast to increase further, gradually replacing the leading role of cash in daily transactions. The Bank has set targets to upgrade its credit card management systems, issue new and more versatile products, and leverage its broad customer base so as to boost sales to depositors who have yet to acquire an NBG credit card.

NUMBER OF POS TERMINALS


2004
2003
2002
2001
55 000
50 000
45 000
33 000
0
10 000
20 000
30 000
40 000
50 000
60 000

TRANSACTION VOLUME (ACQUIRING)
(€ MILLIONS)


2004
2003
2002
2001
1 101
1 021
944
787
0
200
400
600
800
1 000
1 200

Mortgage lending

In 2004, the Bank's mortgage lending activities experienced record high growth in loan disbursements and loans outstanding. Housing loan disbursements grew by 45% to over €2.6 billion, compared with €1.8 billion in 2003. As a result of the substantial increase in disbursements, housing loans outstanding at the end of 2004 stood at €8.9 billion compared with €6.9 billion in 2003, up 28%.

It should be noted that in 2004 the Bank not only maintained its leading position in the housing credit market but also increased slightly its market share within a fast-growing and intensely competitive market. This strong performance is remarkable given the fact that the Bank has long since had the largest and oldest mortgage portfolio, derived from the National Mortgage Bank,

LOANS
(NEW DISBURSEMENTS - € MILLIONS)


3 000
2 500
2 000
1 500
1 000
500
0
1 224
1 338
1 802
2 607
2001
2002
2003
2004

LOANS
(BALANCES AT YEAR END - € MILLIONS)


10 000
9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
4 614
5 640
6 907
8 853
2001
2002
2003
2004

and thus faces higher levels of loan repayment than its competitors.

The Bank offers a comprehensive range of mortgage products to meet customer needs. The NBG Housing Loan-1 Privilege mortgage product was particularly successful, comprising almost 50% of new mortgage lending in 2004. This success reflects the particularly low interest rate on the first year of repayment and the transparency of its pricing, as its interest rate is linked to the basic ECB rate. A significant contribution to mortgage lending was made by other categories of mortgage loans, such as the NBG Housing Loan "Privilege Plus", which offers borrowers a grace period of 6 to 24 months.

Substantial growth of 38% was recorded by the number of applications for housing loans, compared with 18% in 2003. This development was aided significantly by the efforts of the branch network to market the products and attract new customers.

Virtually half of new housing credit disbursements concerns the purchase of new homes ready for occupation, while around 29% concerns home improvements or repairs. Another 19% is aimed at the construction or completion of a new home. Therefore, around 97% of new mortgages is for homes, while the remaining 3% is for commercial property. Mortgages for a first home (purchase, construction, completion, improvements) amount to approximately 76% of total new mortgages.

The Bank's key objective in 2005 with regard to its mortgage lending activities is to streamline its loan issuing procedures by means of new systems designed to evaluate applicants' creditworthiness, and to offer versatile products that meet the needs of the market. At the same time, emphasis is being placed on leveraging the key comparative advantage of the Bank's extensive branch network and its broad customer base. Also efforts will be further stepped up to develop alternative delivery channels via construction companies, and real estate and insurance agents.

Lending to professionals and small businesses

Lending to professionals and small businesses proved to be one of the best performing segments of the loan book. In 2004, NBG broadened its customer base to 8 700 new customers (up 20%), while rapid growth (39%) was seen in loans outstanding to small businesses (€1 156 million in 2004 compared with €829 million in 2003).

The Bank launched a number of attractive new financing products designed to cater for specific types of professional needs, such as replacement of vehicles and acquisition of taxi permits, private evening schools and nursery schools. At the same time, the ceiling on financing per borrower was raised from €50K to €100K, via the Open Professional Plan, our frontline professional credit product. Likewise, customers were encouraged to make full use of their maximum borrowing limits so as to achieve a sustained increase in the take-up of approved

DIAGRAM 3.1.7
OFESSIONALS & SMALL BUSINESSES
(BALANCES AT YEAR END - € MILLIONS)


1 400
1 200
1 000
800
600
400
200
0
503
829
1 156
2002
2003
2004

credit.

In addition, special mobile sales banking advisory teams have been set up to work alongside the branch network and retail banking staff so as to better promote professional lending products (specifically, the Open Professional Plan) and cross-selling potential.

5.2 Business lending

Business lending plays a key role in NBG's business strategy. The Bank intends to maintain its leading position in this sector by offering cutting-edge products and services that meet effectively the needs of today's companies. Furthermore, it seeks to derive the greater part of its business from current customers. At the end of 2004, the Bank's business lending portfolio had grown by 10% to €10.4 billion from €9.5 billion at the end of 2003.

Corporate lending

In its corporate lending policy, NBG focused on promoting a comprehensive framework of collaboration for covering the needs of this customer segment, providing a broad spectrum of products and services to corporations and their employees. In its business with large corporations, particularly in the private sector, NBG harnessed its Group synergies in order to promote cross-selling and thereby leverage its customer base and boost revenue per client. This strategy had a very positive impact on the volume of sales across the Group (such as in leasing, factoring, insurance, retail banking, and asset management) and by extension on the overall profitability of the Bank.

In 2004, the year of the Athens Olympic Games, demand for corporate loans increased. The bulk of the increased credit was taken up by commercial enterprises, and the tourism sector.

Likewise, the Bank made concerted efforts to upgrade services, offering tailor-made solutions to complex financing requests from its customers, as well as support for investment initiatives in

DIAGRAM 3.2.1

F NBG's BUSINESS LENDING PORTFOLIO

(2004)



SHIPPING
8.6%
PUBLIC SECTOR
16.7%
SMEs
32.8%
LARGE
CORPORATES
41.9%

the new but fast-growing renewable energy sector.

The Bank intends to develop relationships with large, outgoing businesses in dynamic sectors such as energy, metals, construction materials, chemicals and health services and to further promote cross-selling.

Shipping credit

Shipping credit in 2004 focused on retaining existing customers while also striving to attract new clients. At the end of 2004, the number of ships under finance stood at 203, while loans outstanding by vessel category were 38.7% tankers, 23.8% bulk carriers, 11.7% container transporters, 16.3% ferries (Greek and international), and 9.4% others.

In 2004, we succeeded in arranging financing for the building of 9 new ships, totaling US$225 million. This business should ensure that NBG stays at the top of the league of Greek banks, in which it holds fourth position internationally with regard to the financing of Greek-owned vessels.

In 2005, with demand remaining strong due to the fast growth of the Chinese economy and the ongoing upturn in the US economic performance, the shipping sector is expected to post a good year. The Group will continue its efficient management and monitoring of the shipping portfolio while endeavoring to increase the number of its customers and the range of its collaboration with customers in other operations. Furthermore, NBG aims at further developing its operations in syndicated loans. Looking forward, in view of the cyclical nature of shipping markets, we are particularly concerned to ensure optimum portfolio quality and achieve performance in line with risk undertaken.

Lending to medium-sized enterprises

In 2004, as in the previous two-year period, growth in lending to medium-sized enterprises was substantially higher than growth in lending to other business categories, up 22%. Loan balances increased to €3.2 billion from €2.6 billion in 2003. This rise reflects a change in philosophy, where customers today are offered comprehensive packages of services instead of single-dimension lending products.

The increase in lending balances went hand-in-hand with an exceptionally low percentage of doubtful debt due to our careful credit approval procedures, which were improved with the adoption, from the beginning of 2004, of a new upgraded credit rating model (Moody's Risk Advisor) for evaluating companies' credit standing.

In the context of NBG's three-year business plan, the role of the relationship managers - the link between businesses and the Bank - is being redesigned so that they can cross-sell the entire range of bank products and undertake all-round management of the customer's account. We are also planning the appointment of additional regional relationship managers in order to more effectively serve existing and potential customers, and develop and promote specialized packages of products aimed at the smaller customers of this category.

5.3 Asset management

NBG's strong core deposit base is one of its key competitive advantages, enabling it to leverage its cross-selling potential and increase business across various segments. Total funds under management (deposits and mutual funds) in 2004 amounted to €44.5 billion, up 5.8%, growth that was in line with overall economic activity. Today the Group offers a broad spectrum of deposit and investment products that ensure quality of service for a range of risk appetites and time horizons and enhanced customer satisfaction.

Deposits – investment products

Despite increased demand for alternative, more complex forms of investment, Group customer deposits grew by 4.9% in 2004 to €37.2 billion. All deposit categories posted increases, with the exception of time deposits, which declined by 7.4% over the year.
The Group's core deposits (sight and savings) presented the fastest growth, 7.7%, corresponding to 77.1% of total deposits at the end of 2004. Specifically, savings deposits grew by 6.2%, while sight deposits grew by 16.3%.

The growth in deposits, particularly time and sight deposits, constitutes a major competitive advantage for NBG, since this secures future growth in lending without resorting to the high-cost interbank market. It is worth pointing out that the loans-to-deposits ratio at Group level, at the

DIAGRAM 3.3.1

NBG GROUP DEPOSITS (2004)


REPOS
5.8%
SIGHT
12.0%
TIME AND
OTHER
17.1%
SAVINGS
65.1%

end of 2004, stood at 67%, compared with over 100% for its main competitors.

New products that were designed and marketed in 2004 included the following:

- Monthly issues of "capital plus" investment products. These are capital-guaranteed deposit/investment products offering potentially superior returns usually linked to specific financial indices. Altogether 10 new series (22 products) were issued, generating €981 million.

- Reintroduction of the Salary-Plus investment product. This is a privileged deposit account that is available with a rising interest rate, depending on the size of the deposit, from the first euro invested, in contrast to other products, and is accompanied by a whole range of credit products, including mortgages, consumer loans, overdraft facilities, credit cards, plus various transaction benefits.

Mutual funds

DIAGRAM 3.3.2
MUTUAL FUNDS: MARKET SHARE (2002 - 2004)



%
25
20
15
10
5
0
15.8%
16.7%
25.3%
27.1%
2001
2002
2003
2004

The Group's MF arm, Diethniki SA, pursued for a second consecutive year its positive course, increasing its market share by 10.4 percentage points between December 2002 and December 2004. Specifically, in 2004 the company boosted its market share to 27.1% from 25.3% in 2003.

At 31 December 2004, total assets under management exceeded €8.5 billion, up 11% on the previous year, compared with a 4% increase across the market as a whole. At the same time, Delos brand MFs (with the exception of money market MFs), grew by 19.5%, compared with an 11% growth for the market as a whole, demonstrating the gradual shift in sales to higher-yield MFs.

In 2004, the Group expanded further the range of mutual funds on offer. Today, it runs a total of 35 Delos and NBG SICAV funds, thereby providing investors with a broad choice of products in both the Greek and leading international and emerging markets. Similarly, 2004 saw the launch of a new series of NBG International Funds and NBG SICAV Synesis Funds for the wider public, developed by the Group in Luxembourg. These products include a wide range of modern investment vehicles, such as capital protected funds and a fund of funds, which comprise a new generation of MF products in Greece.

The Group also expanded further its activity in management of insurance fund reserves, launching a pioneering MF, Delos Supplementary Pension. This is a cutting-edge investment vehicle that was originally designed for a specific Supplementary Pension Fund. The NBG Group today operates 4 pension-oriented MFs, while it manages directly part of the reserves of two of the largest insurance funds in Greece: IKA-TEAM and TAP-OTE.

All of these actions accompanied a series of strategic moves related to the Group's drive to penetrate overseas markets in the fund management, pension fund management, money market and other investment product segments. Specifically:

- In Bulgaria, in March 2004, the Group launched a new company, UBB Asset Management, thereby expanding the activities of its subsidiary UBB to mutual funds. It also offered the first mutual fund in the country, UBB Balanced Fund, through the branches of UBB.

- In the Former Yugoslav Republic of Macedonia, the Group, via its subsidiary Stopanska Bank, won a competition to set up a pension fund in line with European insurance scheme standards.
- In Cyprus, Delos MFs were marketed via NBG Cyprus branches. Similarly, jointly with Ethniki Insurance (Cyprus), the Group is promoting its unit-linked products NBG Synesis Funds – SICAV.

Also, Diethniki designed special portfolios focusing on Delos and NBG SICAV mutual funds that vary according to key parameters such as returns and volatility so as to better meet the needs of individual investor profiles. Lastly, in 2004 the Bank provided training for its branch staff on MF sales methods in line with the needs, objectives and general profile of investors.

All of these actions aim at enhancing the quality of investment products on offer as part of the Group's strategy to provide integrated investment solutions and services, so that the Group can enhance profitability and target more effectively the diverse investment preferences of each individual customer.

Private banking

Our private banking services provide top class services to high net worth customers through our dedicated private banking units in Athens, Thessaloniki and London.

Our private banking business grew at a rapid pace last year, with funds under management more than doubling to €1 285 million at the end of 2004 compared with €629 million in 2003. This very substantial growth reflects successful leverage of the Bank's customer base, of high net worth customers, to whom it offers integrated services and superior yielding forms of investment.

In 2004, private banking completed and enhanced its operational infrastructure. Developments in this area included:

- The launch of the IMS Plus software system, which enables facile management of each customer's accounts irrespective of the type and number of investment products involved.
- The launch of another computer application that enables customers to access their investment portfolios via the internet.

In line with NBG's three-year business plan, private banking will open up three new units in key cities around the country.

5.4 Investment banking

Investment banking is another sector in which the Group has enjoyed remarkable success, both with regard to the sophistication and diversity of products available and the quality of the services on offer.

Treasury activities

Our Treasury is active across a broad spectrum of capital market products and operations, including bonds and securities, interbank placements in the international money and forex markets, and market-traded and OTC financial derivatives. We supply our branch network with value-added deposit products, and our client base includes institutionals, large corporations, insurance funds and big private-sector investors.

Building on experience and expertise, NBG has made very substantial advances in its investment banking operations. In 2004, according to Bank of Greece data, NBG ranked first among 19 primary dealers in government bonds traded through the Electronic Secondary Securities Market for the fourth year in succession.

National Bank has been the leading player in the creation of the domestic derivatives market. It also participates as a general clearing member in the Frankfurt-based Eurex derivatives exchange, the largest of its kind in the world, which requires extremely high standards regarding technical infrastructure and executive training.

The Group is also a primary interbank dealer on the European level, acting as the principal dealer in liquidity between Greece and the rest of Europe. NBG is the only Greek bank to participate in the ECB's Money and Liquidity Working Group, which monitors the liquidity situation in the European interbank market. Furthermore, the Bank remains the country's number one forex player: for the third consecutive year it held first place among Greek banks in forex dealing, according to Global Finance.

Last, in the interbank market for Greek government bond repos, NBG maintains a dynamic profile on the European level. It is also the only Greek bank to participate on the EUREPO panel, which determines official rates for eurozone bond repos.

Brokerage

In 2004, the Greek stock market experienced significant growth, with the general index rising at a faster pace than its peers in Europe (23%). This reflected the improved macroeconomic environment and the Athens Olympic Games, as well as the recovery in the banking sector and improved fundamentals at most large-cap corporations, thus attracting international institutional investors to the Greek market.

The NBG Group grew marginally its market share of equity trading to 12%, from 11.5% in 2003, due to the increased interest shown by all categories of customers, particularly domestic and foreign institutionals.

Committed to our efforts to meet customer needs and broaden the range of investment options on offer, we continued to market successfully various investment services, including Cosmos (transactions in international markets), and Margin Account trading (purchasing share on credit, the sale of derivatives, on-line trading). It is worth noting that revenues from these services accounted for 8.2% of total revenue from brokerage business. In 2004, the Group also launched transactions in foreign derivatives, as part of its drive to expand into new financial products.

Capital markets operations and consulting services

The number of initial public offerings declined by almost half in 2004, a year that can be described as transitional for the Greek capital market, as important changes were made to the legal framework governing its operation. The new Athens Exchange Regulations, introduced in June 2004, systematized and integrated current legislation and put stricter criteria in place for new listings, while the Capital Market Commission also made a number of similar changes.

Conditions in the stock market did not favor small and medium-cap businesses, thus discouraging many companies from launching IPOs, while the Government also did not go ahead with any major flotations. A total of 9 offerings took place compared with 16 in the previous year, with the level of risk undertaken dropping by 87%. The Group participated as coordinator, lead manager or underwriter in 8 of the 9 offerings, which involved companies on the Main, Parallel and New Stock Exchanges.

Specifically, the Group acted as:

- Coordinator, lead manager and book-builder in the offering of Elinoil SA.
- Lead manager in the offering of Intramet SA.

It also acted as underwriter in the offerings of six other companies.

In the sphere of debt issues, the Group participated as lead manager in a number of major bond issues in 2004:

- Global issue of a 10-year Hellenic Republic benchmark bond amounting to €5 billion.
- Global subordinated debt bond issue (Lower Tier II) for Emporiki Bank amounting to €350 million.
- Global subordinated debt bond issue (Lower Tier II) for Agricultural Bank amounting to €200 million.

Our provision of consulting services to the Greek public sector continued at a brisk pace, principally in the area of major ongoing and upcoming infrastructure projects via concession agreements (e.g. the Thessaloniki submarine road artery, the Maliakos-Kleidi section of the Patras-Athens-Thessaloniki highway, and other concession consortia for Greek highways).

In 2004, the Group continued to provide consulting services to a private construction group in Romania. Furthermore, NBG worked alongside a technical and legal consultant to provide financial advisory services to a public sector company whose activity concerns the announcement of an international tender for setting up the first goods-in-transit center in the country (3P Logistics Center). It is also participating in a competition for the selection of a financial advisor to set up new natural gas transmission companies in three locations in Greece.

Venture capital

Over the past five years, the Group has developed venture capital activity in Greece and the wider region of SE Europe. The key developments of 2004 were as follows:

- NBG Emerging Europe Fund LP, launched in 2002 (with capital of €30 million), realized a successful liquidation of an investment, reaping significant returns on its invested capital.
- In June 2004, NBG Emerging Europe Fund LP (with capital of €15 million) finalized its largest investment to date, participating in a global consortium that acquired 65% of Bulgarian Telekom (BTC) during its privatization process, for €280 million. In January 2005, BTC was floated on the Sofia stock exchange.

A new fund, NBG Greek Private Equity Fund LP (with capital of €20 million), was set up with a view to investing in emerging and mature companies in Greece and abroad. Besides taking up minority positions in developing companies, the investment strategy of the new portfolio focuses on acquiring holdings, whether minority or majority, in listed and non-listed companies via the purchase of existing stock, in collaboration with the management of these companies or other strategic investors. The portfolio also looks to acquisition of businesses via loan capital or other forms of company restructuring.

Custodian services

The NBG Group is at the forefront of developments in custodian services on a pan-EU level (where the regulatory framework is currently undergoing changes), and it participates actively in the forums shaping the immediate business environment in Europe.

By centralizing the business and operational functions of its custodian services, NBG is steadily strengthening the competitiveness of its products and services, thereby maintaining its lead place in the domestic market. Also, for the second consecutive year, Global Finance ranked it the number one custodian in Greece for foreign investors. Today the Bank has a 70% market share in servicing the new US Direct Deposit product involving automatic cross-border electronic pension payments by the US government to beneficiaries living in Greece.

5.5 International activities

The Group's international activities constitute the second most important source of its growth. The NBG Group is active in 12 countries outside Greece via 290 banking units, with branches, representative offices and banking subsidiaries employing a total of 5 719 individuals.

In recent years, NBG's international strategy aims at consolidating the Group's presence in the region of SE Europe via organic growth and acquisitions. In 2004, the pre-tax profits stemming from the Group's activities in SE Europe grew substantially, by 32% to €58 million compared with €44 million in 2003, representing 8.5% of total Group profitability. Accordingly, total loans increased by 37%, i.e. double the growth rate of the domestic market, or 5% of the Group's total lending volume.

Our strategy abroad focuses on retaining and consolidating our presence in promising markets and reducing the number of units in areas with limited growth prospects, or even withdrawing from areas where there is no obvious advantage to be gained from maintaining a presence. The Group's effort to rationalize its presence in Western Europe and cut down on operating costs is reflected in our decision to close down our branches in Paris, Frankfurt and Amsterdam, and downsize the London branch by focusing its business on wholesale and private banking operations. On the other hand, the Group's presence in SE Europe was enhanced and the units restructured wherever this was deemed necessary.

In 2004, NBG acquired a 10% holding in UBB (Bulgaria), increasing its participation from 89.9% to 99.9%. In our ongoing effort to optimize network performance, UBB suspended the operation of one unit and opened nine new units in Sofia and other cities of Bulgaria. Moreover, new housing credit and credit card products were launched reinforcing the Bank's position in the market. As regards business credit, UBB posted growth of 19.5% on the previous year, while in retail loans growth climbed to 92%. Deposits also pursued an upward course, growing by 19.1%. UBB's pre-tax profits totaled €45 million in 2004, increasing by 13.4% compared with 2003. Interlease, a subsidiary of the Group in Bulgaria that holds a leading position in the leasing market, tripled the volume of new leasing contracts over the course of the year, posting pre-tax profits of €3.2 million, up by 101%.

Banca Romaneasca, NBG's Romanian subsidiary - NBG's participation currently stands at 90.9% - increased pre-tax profits by 68% to €6.9 million in 2004. Banca Romaneasca opened three new units, and launched new, mainly consumer, products. In 2005, the bank plans to add a further 20 units to the 28 currently in operation. In the meantime, ETEBA Romania S.A. boosted its presence in the local stock market, more than doubling its transaction turnover and commissions on broking.

In 2004, Stopanska Banka posted remarkable growth in total lending volumes, and a substantial increase in retail banking with the market share climbing to 35% from 27% in 2003. As regards product development, new retail banking products, such as the first co-branded credit card in the country and new Internet banking services were launched. In addition, within the context of its network restructuring, 4 units suspended operations.

In Serbia and Montenegro, three new branches opened in 2004 raising the total number of the Group's units in this geographical segment to 15. The network proved to be particularly effective in growing its retail banking operations, promoting a range of competitive products, and thereby boosting the Group's market share to 6.1%. Similarly, the Group consolidated its presence in Albania. The branch network in Albania was expanded with the opening of two new units, while the market share in retail banking posted remarkable growth of 13.3% compared with 8.5% in 2003.

In 2004, Atlantic Bank of New York (ABNY) successfully consolidated its presence within the highly competitive US market, posting substantial growth in corporate banking, and at the same time reducing operating costs and restructuring its branch network. ABNY's pre-tax profits amounted to $58.5 million, up 28%.

5.6 Other activities of the NBG Group

Alongside its core activities in banking the NBG Group holds a leading position in the insurance sector and maintains a dynamic presence in the real estate and hotel services sectors via its specialized companies.

Insurance

In 2004, the Group ranked first in the Greek insurance sector offering a full range of retail and business-to-business products via its subsidiary, Ethniki Hellenic General Insurance SA. These products provide insurance cover for a broad range of risks including life, health, pension, fire, automobile, pleasure craft, ship and aircraft, and cargo insurance.

These insurance products are marketed via a network of 50 branches, 124 sales offices and 925 partner insurance agencies, as well as the NBG branch network (bancassurance). Notably, 97% of the total housing loans granted in 2004 was accompanied by property insurance policies of Ethniki Insurance.

In Greece, the company holds first place in the insurance sector (market shares of 15.7% in non-life and 14.1% in life).

In 2004, total insurance premium production declined by 2.6% to €595 million, compared with €611 million in the previous year. This reduction reflects accounting adjustments pursuant to the impending implementation of International Accounting Standards (IAS). Without these adjustments, production would have posted an increase of 2.2%. The net pre-tax profits of Ethniki Insurance totaled €12 million compared with €17 million in 2003, down by 29%. The 2004 results include the compensation paid to employees that retired within the framework of the voluntary early retirement package (€14.6 million), as well as increased provisions for previous years' bad debts (€7.4 million), without which pre-tax profits would have been up by 100%. Growth in investment earnings (9.7%) also had a positive impact on the final results.

Furthermore, in 2004 Ethniki Insurance increased its share capital by €100.4 million via capitalization of gains arising from the adjustment in the previous year of the value of its real estate, pursuant to the provisions of Law 3229/2004.

Laying emphasis on retail sales in 2004, Ethniki Insurance designed and launched the following new products:

- In the life insurance sector a new hospital insurance scheme was introduced, providing for a Hospital and Surgery allowance along with hospital care benefits in public hospitals, which is especially important for customers in semi-urban and rural areas where private hospitals are few.
- Again in the life insurance sector, there is now an option for separate Personal Accident insurance without requiring a basic life insurance policy.
- The company issued new automated insurance packages for small businesses, widely available and offering significant and competitive benefits.

In addition, cooperation between NBG branches and Ethniki Insurance has broadened, as NBG housing loans are accompanied by three insurance products that provide significant benefits to the borrower:

- Insurance for protection of buildings against fire, which is obliged to cover the construction cost of the home.
- Insurance coverage for the home's contents.
- Life insurance covering loan repayment in the event of death or permanent total disability of the home loan borrower.

The company's reorganization program was reflected in the successful voluntary early retirement program that took place in 2004. As a result, within the first quarter of 2005 over 220 employees, i.e. 17% of employees, retired from Ethniki Insurance, paving the way for a more flexible and efficient organizational structure. The branches of the company have also undergone broad restructuring, while services provided by its insurance network will steadily improve, focusing on customer satisfaction and tapping NBG's large customer base.

Finally, it is expected that the new building on Syngrou Avenue, due to house Ethniki Insurance in 2005, will boost the efficiency and the dynamism of the company.

Ethniki Hellenic General Insurance - Key figures

(€ millions)	2004	2003	±%
Assets	1 633	1 590	+2.7%
Equity	276	272	+1.5%
Profit before tax	12	15	-20.0%

Real estate and general warehouses

NBG Group is active in the real estate sector via the parent company Ethniki Kefalaiou SA and National Real Estate, as well as via the Bank itself.

Ethniki Kefalaiou SA focuses principally on:

1. Sale of real estate, mechanical equipment and other chattel belonging mainly to NBG.
2. Management and liquidation of businesses and other assets belonging to NBG.

Property sales carried out by Ethniki Kefalaiou generated a profit of €12.6 million, compared with €2 million in the previous year. The accounting value of the company's remaining real estate (currently 70 properties) following the adjustment performed as per the latest legislation amounted to €31.3 million. Furthermore, in 2004, NBG posted total profit of approximately €30 million from non-core property leasing and sales, i.e. down by 23.5% on the previous year.

The Group boosted significantly its storage capacity via National Real Estate through the use of the new, modern storage facilities at Magoula, Attica, as well as the complex in Sindos, Thessaloniki. Thus, indoor storage facilities total 126 800 square meters and outdoor storage facilities 325 000 square meters.

National Real Estate - Key figures

(€ millions)	2004	2003	±%
Assets	327	336	-2.8
Equity	322	322	-
Profit before tax	4	11	-63.6

Hotel business

The NBG Group is also active in the tourism sector chiefly via Astir Palace Vouliagmenis SA, which operates a complex of three hotels (Arion, Nafsika and Afrodite).

Following completion of the full renovation of the Arion and Nafsika hotels (an investment of almost €70 million), the complex now operates in line with international services and safety standards for luxury hotels. Thus, the Astir Hotel complex, with all of these improvements, the luxurious facilities, the conference infrastructure and equipment, and its highly experienced and well-trained staff, ranks among the best luxury hotels in the region.

It is worth noting that during the Olympic Games, the Astir Hotel complex hosted several VIPs (NBC, John Hancock and Coca Cola), attracting very favorable comments.

Given these favorable developments, the Group is motivated to further develop and improve the complex in an effort to establish it as one of the most desirable tourist destinations of the Mediterranean. A research on the strategic options of the company is currently underway.

Furthermore, the Group owns another two modern hotel units, one in the northern Greek city of Alexandroupolis (Astir Alexandroupolis S.A.) and the other in the island of Rhodes (Grand Hotel Summer Palace)).

Astir Palace - Key figures

(€ thousands)	2004	2003	±%
Assets	187	158	+18.3
Equity	151	151	-
Profit before tax	1	0	-

IT services

Ethnodata and its subsidiary Ethnoplan provide IT services to National Bank of Greece and other companies of the Group.

Ethnodata also provides technical support to various Group functions, such as the Dealing Room, NCS (Custody), Ethnokarta and others, and has developed various applications for a number of NBG units. Moreover, in its capacity as an NBG sub-contractor, Ethnodata processes the payments of various pension funds and offers training services to the Bank. Ethnoplan also provides services to non-Group parties. Thus, in 2004, 52% of the company's revenues stemmed from the Group and 48% from other customers.

5.7 A strategy for operational upgrading

In 2004, our efforts to reduce operating costs and congestion at the branch level and to boost sales continued to improve.

Technological upgrading

In 2004, investment in electronic data-processing infrastructure covered the following areas:

- Development of on-line applications to support sales through branches, such as the IRIS multi-currency deposit system, new stock exchange product software, and the new EDP system for management of claims against businesses.
- Replacement of 1st and 2nd generation ATMs with technologically more advanced models. In the first phase, 184 ATM units out of a total 600 were replaced, while the entire replacement project is scheduled to take two years.
- Organization and technical support of the Bank's branches in SE Europe where the current small networks are expanding and enriching the range of services offered (e.g. debit card issuance and installation of local clearing system in Serbia, and implementation of "Know your customer" at the branch in Bulgaria).

Investments carried out in 2004 totaled €24.1 million.

5.8 Staff

National Bank is committed to a policy of rational management of its human resources. This is reflected by its ongoing concern to enable its staff to evolve within the organization and develop its professional skills, and to allocate personnel appropriately to posts.

As part of NBG's new corporate culture, efforts were made in 2004 to upgrade staff skills and to develop staff techniques that aim at enhancing customer communication and service, and thereby improve marketing of the Bank's products and services.

Within this context and in order to reward the staff's contribution to the Bank's results, a productivity bonus scheme was implemented for the first time in 2004. This scheme evaluates the branch network productivity on the basis of 17 different targets. Management wishes to improve this scheme by focusing on profitability rather than sales targets, and extend it to all personnel. For example, targets for cost level and commissions are already included in the 2005 bonus scheme.

Staff training focused mainly on marketing of retail banking products, development of sales skills, internal (admii and external (network) customer quality service, P/C software training and preparation of Olympic Branches' staff for safe banking transactions during the Olympic Games. To this effect, 889 in-house seminars were organized with a total of 11 113 attendances, while NBG sponsored the participation of 1 107 participants in seminars and conferences organized by other bodies.

Furthermore, NBG sponsored 67 participations in postgraduate and long-term vocational training programs and 1 291 participations in foreign language training. Special emphasis was placed on the training of international staff (in Serbia & Montenegro, Albania, and Romania) through 37 basic training and bank operations seminars with more than 500 attendances. The overall cost of these training programs in 2004 was €3.3 million.

In 2004, NBG hired 355 new staff in Greece, 315 through the competition for the hiring of new employees held in October 2003, while 1 814 employees retired, 1 511 via the voluntary retirement program. Following another competition held in 2004, 452 new employees will enter our branch network during 2005 with a mission to focus on sales.

At 31 December 2004, the Bank's staff totaled 13 234, of whom 532 are at our international units, compared with 14 631 a year previously. At the end of 2004, the total number of Group employees was 19 189 compared with 20 752 at the end of the previous year.

5.9 The Bank and the community

NBG has a long record of lending support to cultural activities and participating in arts-related and history-related events. The Bank's sponsorships during 2004 totaled €4.8 million, covering a wide range of activities, including:

- Culture - arts: support for performances, concerts and opera events, the visual arts, exhibitions, and dance festivals.

DIAGRAM 3.8.2
NUMBER OF EMPLOYEES



25 000
20 000
15 000
10 000
5 000
0
21 332
21 146
20 752
19 189
15 194
14 707
14 631
13 234
2001
2002
2003
2004
NBG
GROUP

DIAGRAM 3.8.1
TRAINING: PARTICIPATION BY SECTION (2004)



GENERAL & PC TRAINING % 19%
BASIC TRAINING (NEWLY-HIRED) 18%
FINANCIAL TRAINING 3%
MANAGERIAL TRAINING 6%
COMMERCIAL TRAINING 14%
BANKING TRAINING 40%

- History – cultural heritage: sponsorship of monument conservation and restoration, studies, and special publications.
- Science – research – education: sponsorship of awards, scholarships and research. Support for scientific work, mainly conferences covering a wide range of sciences (medicine, law, philosophy etc.).
- Economy: support for the organization of conferences and other events of investment and financial interest.
- Sports: sponsorship of the Weight-Lifting Federation, the Rhythmic Gymnastics Team, and athletes participating in the 2004 Olympic and Paralympic Games.
- The community: assistance in the work of organizations dealing with social problems – support for groups with special needs.

During 2004, publications of NBG and its related bodies (Cultural Foundation, Historical Archive) and by other publishers were distributed to various libraries, while electronic equipment was granted to educational, social, missionary and environmental institutions. Furthermore, the Bank's branches facilitated the distribution of printed material by leading social organizations (e.g. Unicef, WWF, Child's Smile). Lastly, the Bank lent items from its Art Collection to exhibitions organized by various bodies outside Athens, such as the Rhodes Museum of Modern Art and the Averof Gallery in Metsovo.

In its effort to maintain the Bank's historical profile, NBG's Historical Archive upgraded and completed its electronic applications and set up an internet site so as to facilitate research and disseminate knowledge. During the past year, hundreds of researchers visited its facilities, while groups of students and the public were guided through the premises. Furthermore, the Historical Archive prepared its first periodical exhibition on the history of the Greek banknote, due to open at the beginning of 2005.

The NBG Cultural Foundation (MIET) continued its publishing activities, releasing 14 new titles and reprinting another 14. In the sphere of culture, it held 9 art exhibitions in Athens, Thessaloniki and other Greek cities, such as "Yiannis Tsarouhis: Painting and Theater, Parallel Paths", a retrospective organized along with the Yiannis Tsarouhis Foundation at MIET's Cultural Center in Patras. At the Greek Cartography Archive's premises the "Navigating the Aegean Sea" exhibition continued with great success, visited by numerous students, while it also organized the exhibition "Maps of the Venetian Republic and the Greek Region by Venetian Cartographers" jointly with the Museo della Bonifica de San Dona di Piave and the Istituto Italiano.

The Palaeographical Archive of MIET organized various palaeography and scientific expeditions in Greece and abroad as part of international research programs, while the Paper Conservation Laboratory of MIET undertook to preserve books of MIET's collection, as well as old printed books from a private collection, and it organized the presentation of the Museum Plus electronic program. Furthermore, as trustee of the "Alexis Minotis Bequest in Memory of Katina Paxinou", the Foundation awarded scholarships for theater studies in Greece and abroad. Lastly, in December its internet site (www.miet.gr) was completed and linked to the web.

5.10 The Bank and the environment

The Bank's deep concern for ecological issues is reflected in its belief that the implementation of a corporate environmental policy constitutes a cornerstone of decent corporate behavior and contributes to sustainable growth. In 2004, NBG's environmental initiatives were organized under an integrated and documented Environmental Policy Management System based on ISO 14001. This system complies with the terms of the FTSE4 Good Europe index and has been incorporated in the new corporate profile of the Bank.

The system aims at reducing the environmental impact of the Bank's business activities and operations in general and at enhancing its environmental performance. For instance, programs have been set up to save energy, reduce air pollution, rationalize professional transportation, and effectively manage paper and solid waste. The program also applies environmental criteria in procurements, as well as analyzing and assessing the environmental risks that may be involved in its financing operations.

In addition, for yet another year NBG provided support to the activities of other organizations working for viable growth and the environment. As part of these efforts it sponsored "Gaia Centre – Goulandris Natural History Museum" and the "Hellenic Association for the Protection of Nature" in a series of environmental training programs. Furthermore, the Bank supports initiatives by the "Hellenic Marine Environment Protection Association (HELMEPA)" aiming at instilling and nurturing environmental awareness throughout the shipping industry so as to meet the requirements of legislation on pollution prevention and safety at sea.

6. Risk Management and Corporate Governance

6.1 Risk Management

National Bank of Greece considers effective risk management to be a key factor in its ability to deliver sustained superior returns to its shareholders. It allocates substantial resources to developing methods and processes that ensure compliance with best international practices and the guidelines of the Basel Committee for Banking Supervision.

Market risk

Market risk in NBG's trading portfolio is monitored on a day-to-day basis using Value at Risk (VaR) methodology. NBG's internal VaR model for estimating capital requirements against market risk in its trading portfolio was approved by the Bank of Greece in 2003 and accredited by international auditors/consultants Ernst and Young in 2004; it is applied to calculate VaR with a 99% confidence level and a one-day holding period.

To effectively control risk, market risk limits have been set using VaR methodology. These limits apply both to individual market risk components (i.e. interest rate risk, forex risk, and equity price risk) and to aggregate market risk, and are in line with, if not more conservative than, best international standards. During 2004, VaR on NBG's trading portfolio remained within the €1.5 million - €27.1 million range, with an average annual value of €6.4 million. Interest rate risk comprised 95% of the total with the portfolio amounting to approximately €11 billion. It is noted that VaR exceeded €12 million for just 8 business days.

NBG controls the effectiveness of its internal market risk measurement model through back-testing, which consists of comparing the daily change in the value of the portfolio (theoretical profit/loss) against VaR. The number of business days on which VaR was exceeded was only two, i.e. 0.8% of total business days in 2004.

Alongside VaR methodology, NBG also implements on a monthly basis a stress-testing simulation that allows for optimum estimates of risks on its trading portfolio under extreme money and capital market scenarios.

The most significant category of market risk undertaken by NBG in 2004 was the interest rate risk. This interest rate risk stems from NBG's bond portfolio, which consists primarily of Greek government bonds, and is minimized through the use of futures contracts on German Bunds.

BREAKDOWN OF VaR BY RISK CATEGORY
(31.12.2004)


EQUITY
4.2%
FX
1.2%
INTEREST
RATE
94.5%

BREAKDOWN OF VaR BY RISK CATEGORY
(2004 AVERAGE)


EQUITY
10.9%
FX
0.1%
INTEREST
RATE
89.0%

However, NBG's Greek government bond portfolio contracted by a substantial 43% in 2004, posting a year-end market value of €8.1 billion vis-à-vis €14.1 billion in 2003. This reflected overall market developments, as the performance of Eurobonds followed a downward path, particularly during the second half of the year.

DIAGRAM 4.1.2
EURO AREA AND GREEK GOVERNMENT BOND YIELDS
(2004)


5,0
4,5
4,0
3,5
3,0
2,5
1/1/2004
1/2/2004
1/3/2004
1/4/2004
1/5/2004
1/6/2004
1/7/2004
1/8/2004
1/9/2004
1/10/2004
1/11/2004
1/12/2004
Yield to Maturity (%) of 5-Year euro area benchmark bond
Yield to Maturity (%) of 5-Year Greek Government benchmark bond
Yield to Maturity (%) of 10-Year euro area benchmark bond
Yield to Maturity (%) of 10-Year Greek Government benchmark bond

NBG's portfolio of government bonds issued by emerging market countries declined by 78% to approximately €36 million by year-end, reflecting the downward trend in the spreads of this category of bonds.

DIAGRAM 4.1.3
BREAKDOWN OF EMERGING MARKET BONDS
BY COUNTRY (31.12.2004)


TURKEY
6.1%
ALBANIA
32.7%
RUSSIA
20.3%
BULGARIA
4.3%
SERBIA
16.0%
EGYPT
5.0%
ROMANIA
15.6%

Credit Risk

Methodology – Rating systems

In 2004, with a view to minimizing risk and enhancing operating efficiency and customer service, the Bank focused on further improving its credit rating systems. The systems put in place for corporate, consumer and mortgage credit allows individuals and businesses to be rated by superior standards that reflect the importance NBG places on managing its credit risk effectively.

In 2004, NBG applied Moody's Risk Advisor (MRA), a scoring system enabling effective rating of corporate borrowers whose turnover is over €2.5 million, alongside its internal 8-grade system used to rate business credit by credit risk category.

Regarding our retail business, consumer credit, credit cards and loans to small businesses with a turnover of up to €1 million are rated by credit scoring systems, and reviewed frequently to ensure the reliability of their output, including predictions for the likelihood of borrower default. Systems developed by Statistical Decisions are used for consumer credit, while in-house developed credit rating systems are applied in lending to professionals and small businesses. Furthermore, a system for mortgage credit decisions, based on borrower solvency and property value criteria, was developed in line with international banking standards.

Corporate banking

The broad dispersion of NBG's credit across all sectors of economic activity guarantees minimum credit risk (DIAGRAM 4.1.4). Its well-diversified portfolio presents very little concentration risk in any particular market segment except trade (both wholesale and retail), which however includes a wide variety of businesses; notably NBG's concentration risk in this particular segment reflects its contribution to GDP.

BREAKDOWN OF BUSINESS LENDING PORTFOLIO BY SECTOR (31.12.2004)


AGRICULTURE, STOCKBREEDIN G, HUNTING, FORESTRY 0.1%
WOOD/PAPER INDUSTRIES 2.4%
FISHERY 0.2%
OTHER 7.1%
BUSINESS OPERATIONS 6.6%
WHOLESALE TRADE 17.9%
CHEMICAL INDUSTRIES 5.0%
ENERGY 4.0%
CONSTRUCTIO N 6.5%
TEXTILE INDUSTRIES 4.5%
MACHINERY & EQUIPMENT 14.7%
FOOD 6.4%
RETAIL TRADE 7.2%
SERVICES 6.1%
TRANSPORT-WAREHOUSING - TELECOM 7.5%
MINES - QUARRIES 0.2%
HOTELS - RESTAURANTS 3.4%

As NBG continuously seeks to enhance its risk monitoring and portfolio quality, it is currently in the process of setting maximum risk limits for specific segments of economic activity.

The credit rating distribution of corporate borrowers with turnover above €2.5 million, rated by MRA, shows concentration in the first six grades corresponding to Ba3 to A3a of Moody's 10-grade rating scale.


PERCENTAGE BREAKDOWN OF UNDERTAKEN RISKS ON MOODY's SCALE (31.12.04)
(TURNOVER > €2.5 MILLION)
% OF UNDERTAKEN RISKS
30%
25%
20%
15%
10%
5%
0%
0%
6%
17%
25%
14%
14%
10%
8%
6%
0%
Aaa to A2
A3 to Baa1
Baa2 to Baa3
Ba1
Ba2
Ba3
B1
B2
B3
Caa1 and lower
MOODY's SCALE.

In accordance with the Bank's internal 8-grade rating system, the bulk of NBG's business portfolio (73.4%) continues to be rated as "acceptable" credit. However, the proportion of "excellent" and "low risk" credit (categories 1 and 2) has increased, while "problem" credit (categories 6 and 7) has declined further by approximately €66 million vis-à-vis 2003.


BUSINESS LENDING PORTFOLIO BY CREDIT RISK CATEGORY
40%
35%
30%
25%
20%
15%
10%
5%
0%
1
2
3
4
5
6
7
8
CREDIT RISK CATEGORIES
2004
2003

Corporate Bonds

In 2004, NBG's position in global and Greek corporate bonds, rated by international rating agencies such as Moody's and Standard & Poor's, declined by 39% to €728 million. Corporate bonds, representing 8.2% of NBG's aggregate trading portfolio, consist primarily of bank bonds (59%), while the remaining 41% is distributed across 5 key market segments, of which telecommunications account for the largest share (34%). Of NBG's aggregate corporate bond portfolio, 32% is rated at least A.


BREAKDOWN OF CORPORATE BOND PORTFOLIO BY SECTOR
(31.12.04)
BANKS
59.1%
TELECOMMUNICAT
IONS
34.0%
CAR INDUSTRY
0.7%
RETAIL TRADE
3.6%
ENERGY
1.3%
FOOD / TOBACCO
INDUSTRIES
1.4%


BREAKDOWN OF CORPORATE BOND PORTFOLIO BY CREDIT RATING
(31.12.2004)
A
22.6%
B
0.3%
BB
2.2%
Non-rated
2.6%
AA
2.6%
BBB
64.1%
AAA
5.6%

Lastly, fixed-income corporate bonds, which comprise 51% of the aggregate portfolio, have been converted to floating-rate bonds via interest rate swaps thus hedging interest rate risk and reducing the corresponding capital requirements of the portfolio

Retail Banking

In 2004, retail credit volumes soared, as consumer loans and credit cards rose by 29%. Retail business has continued to grow, resulting in a visible shift in the mix of NBG's assets, with retail lending now accounting for 53% of the aggregate loan portfolio as against 48% in 2003.

NBG closely monitors the non-performing portion of consumer loans and credit cards. In 2004, despite a substantial increase in aggregate retail credit balances, the share of non-performing lending remained within the 2003 levels. Similarly, while mortgage lending posted high growth in volumes (28%) and new loans (45%) in 2004, gross NPLs fell to approximately 4% of the aggregate balance of the portfolio, compared with 5% in 2003.

Provisioning strategy

The Group implements a provisioning policy, which aims at maintaining a level of reserves that more than covers possible losses from non-performing debt. The provisions thus formed tend, in the aggregate, to exceed the minimum regulatory requirements set by the Bank of Greece. For this reason, the recent amendment to the method for determining adequacy of provisions for bad debt maintained by credit institutions (Bank of Greece Governor's Act 2557/26.1.2005) does not affect NBG's provisioning policy in any significant way.

With regard to loans to businesses in excess of €1 million, the methodology employed for calculating the necessary provisions takes into account, on a case by case basis, both qualitative and quantitative criteria that assess the credit standing of the borrower as well as the various securities supplied. A key criterion in this assessment is the length of time that a loan may be in arrears. In the case of relatively small loan balances, as well as mortgage and consumer loans, credit card balances and letters of guarantee, the Group makes provisions on the basis of loss history data. Furthermore, the Bank forms general provisions for risks that have not been clearly identified.

€ millions	2004			2003		
	NPLs	Total provisions	Write-offs	NPLs	Total provisions	Write-offs
Business loans	545	599	27	589	543	60
Consumer credit*	233	178	15	190	139	-
Mortgage loans	359	123	4	350	128	25
Other provisions	-	47	-	-	59	-
	1 137	**947**	**46**	**1 129**	**869**	**85**

* Consumer loans and credit cards

Country risk

Country risk involves various risks that may be generated at country level as a result of political or economic problems, suspension of payments, inability to convert and place domestic currency in international reserve currencies, or even compulsory nationalization and expropriation.

In the context of its country risk management in emerging markets, the Bank monitors funds deposited in its overseas units, its participation in the share capital of its international subsidiaries, loans and interbank placements in local companies and banks, commercial transactions with counterparties (companies and banks) domiciled in these countries, and positions in securities issued by them. The specific country risk limits set against these risks, as well as the risk limits set against the various risks of each country (i.e. interbank placements, commercial transactions, asset-liability management) are monitored and analyzed on a day-to-day basis.

In 2004, NBG's exposure to risk in emerging markets continued to be limited, with business undertaken in the emerging markets of SE Europe and Egypt representing less than 1.5% of total Group assets at 31 December 2004.


NBG GROUP: COUNTRY RISK IN EMERGING MARKETS
€ MILLIONS
300
250
200
150
100
50
0
Romania
Turkey
Egypt
Bulgaria
Albania
FYROM
Serbia-Montenegro

CREDIT RATING OF EMERGING MARKETS

Country	Moody's rating	S&P rating	Country risk as % of Group total assets 31.12.2004
Bulgaria	Ba1	BBB-	0.5%
Romania	Ba3	BB+	0.4%
Serbia & Montenegro		B+	0.2%
Albania			0.1%
FYROM		BB	0.1%
Egypt	Ba1	BB+	0.1%
Turkey	B1	BB-	0.04%
Total			1.4%

The following diagrams present a breakdown of country risk for the countries of SE Europe and Egypt on the basis of their ratings by Standard & Poor's as at 31 December 2004 and 2003.

NBG's largest exposure (37%) to country risk in emerging markets as at 31 December 2004 was in Bulgaria, whose rating was upgraded to BBB (investment grade) on 24 June 2004.


NBG GROUP: EMERGING MARKETS RISK BY S&P CREDIT RATING (31.12.2004)
Non-rated 8%
B+ 15%
BBB- 37%
BB- 3%
BB 6%
BB+ 31%


NBG GROUP: EMERGING MARKETS RISK BY S&P CREDIT RATING (31.12.2003)
Non-rated 21%
B+ 2%
BB+ 50%
BB 27%

Concentration risk

According to the current regulatory framework, after capital adequacy the key issue vis-à-vis prudential supervision of banks concerns the monitoring of Large Exposures (LEs), i.e. concentration risk.

As per the regulatory definition, i.e. a bank's total on- and off-balance sheet items that comprise its exposure to a group of affiliated customers, an exposure is deemed to be large when it exceeds 10% of the bank's regulatory capital.

When looking at the size of NBG's 20 largest exposures to businesses during 2004, a slight increase is observed in the first three quarters that subsequently declined during the fourth quarter, with the largest exposure notably remaining at the same level throughout the year.


CHANGE IN CREDIT EXPOSURE CUMULATIVE AMOUNT AS A % OF REGULATORY CAPITAL
101.8%
121.0%
123.1%
126.7%
108.3%
86.5%
85.8%
88.5%
91.9%
77.1%
15.8%
16.6%
17.4%
15.7%
14.4%
DEC.03
MAR.04
JUN.04
SEP.04
DEC.04
20 most significant credit exposures
10 most significant credit exposures
Most significant credit exposure

Capital Adequacy

In 2004, the strengthening of capital base through the issue of hybrid capital, combined with effective risk management and higher retention of profits, was the key factor behind the improved capital adequacy ratio (CAR) of the Bank and the Group.



GROUP CAPITAL ADEQUACY RATIOS (%)
%
16
15
14
13
12
11
10
9
8
7
11.1
12.3
8.9
10.1
7.4
10.4
10.1
12.9
11.9
14.8
2000
2001
2002
2003
2004
Tier I
Total



NBG CAPITAL ADEQUACY RATIOS (%)
%
17
16
15
14
13
12
11
10
9
11.2
12.6
9.9
11.3
9.5
12.6
10.7
15.4
10.3
15.8
2000
2001
2002
2003
2004
Tier I
Total

Specifically, at 31 December 2004 the Group's Total and Tier I capital ratios stood at 14.8% and 11.9% respectively, as against 12.9% and 10.1% a year earlier. The 1.9 percentage point improvement in the Group's Total capital ratio reflects.:

- The issue of hybrid capital totaling €482 million, which strengthened the Group's Tier I capital adequacy ratio by 1.8 percentage points.
- A significant reduction in the risk levels of the trading portfolio, which resulted in a 0.9 percentage point improvement in CAR, of which 0.6 percentage points are attributable to market risk and 0.3 percentage points to credit risk. The decline in the level of market risk reflects a steady reduction, by approximately 42%, in the proportion of bonds in the trading portfolio, along with a higher hedge ratio. The decline in credit risk reflects mainly the reduction, by about 25%, in bank and other corporate bond positions held by NBG. The favorable impact of this development was moderated in part - by 0.4 percentage points - by growth in the securities investment portfolio.
- A reduction in the non-depreciated value of fixed assets to represent no more than 30% of Tier I Regulatory Capital, with an accompanying reduction in the regulatory penalty imposed on the gains in value. The combined effect of these developments led to a net increase of 0.4 percentage points in CAR.
- Growth in the lending portfolio, largely reflecting growth in retail lending, with a corresponding 1 percentage point decline in CAR.
- High profitability and profit retention, as a result of which CAR was strengthened by 0.45 percentage points. NBG's profits were burdened by an amount of €109 million (pre-tax) representing the one-off cost of the voluntary retirement program at NBG.

Capital adequacy

in € millions	Bank			Group		
	2004	2003	2002	2004	2003	2002
A. Risk- weighted assets						
Trading portfolio						
1. Market risk	710	1 841	2 254	1 034	2 216	3 077
2. Credit risk	534	1 028	1 263	695	1 250	1 732
Total trading portfolio	**1 244**	**2 869**	**3 517**	**1 729**	**3 467**	**4 809**
Total investment portfolio	22 831	20 126	18 207	25 682	23 503	20 219
Total risk- weighted assets	**24 075**	**22 996**	**21 724**	**27 411**	**26 970**	**25 028**
B. Regulatory capital						
Tier I capital	2 476	2 472	2 053	3 267	2 729	1 842
Total capital	3 812	3 550	2 729	4 063	3 469	2 600
C. Capital adequacy ratios						
Tier I capital ratio	10.3%	10.7%	9.5%	11.9%	10.1%	7.4%
Total capital ratio	15.8%	15.4%	12.6%	14.8%	12.9%	10.4%

FACTORS AFFECTING GROUP CAR (Dec.04 - Dec.03)



12.9%
1.79%
0.45%
0.86%
0.42%
- 0.98%
- 0.42%
- 0.16%
14.8%
CAR 31.12.03
Issue of hybrid capital
Internal accumulation of capital
Change in trading portfolio risk weighted assets
Fixed assets & supervisory penalty for fixed asset surplus
Change in loan portfolio
Change in bond & equity portfolio
Other
CAR 31.12.04

A breakdown of the Group's risk-weighted assets and their evolution relative to the previous year indicates that most exposures are associated with the credit risk in the investment portfolio (91.9%), reflecting the core of the Group's activities and profitability as well as the reduced risk in the trading portfolio. The weight of the loan portfolio - the major component of the investment portfolio - accounts for 62% of total risk-weighted assets, as against 58% at the end of 2003. The sum total of related components in the trading portfolio amounts to a mere 8.1%, down by a substantial 4.7 percentage points on the previous year


BREAKDOWN OF RISK WEIGHTED ASSETS
€ 26 968 million
€ 27 411 million
Corporate banking
Retail banking
Other
Interbank
Bonds & equities
Fixed assets & supervisory penalty
Off-balance sheet items
Trading portfolio
33.7%
4.1%
6.8%
10.1%
6.3%
12.9%
34.2%
4.1%
10.0%
6.2%
6.3%
12.03
12.04

Revision of the supervisory framework vis-á-vis capital adequacy

Following the finalization of the guidelines of the Basel Committee on banking supervision (June 2004) and publication of the relevant draft EC Directive (July 2004), NBG stepped up its actions to ensure prompt implementation of the new capital adequacy framework with a view to achieving, beyond compliance, the multiple benefits entailed therein.

As a first step towards this goal, NBG has undertaken a diagnostic analysis of the current status vis-à-vis the desirable level, on implementation of the new framework, with the assistance of a consultancy. The purpose of the analysis, which should be completed in May 2005, is to enable NBG to identify and schedule the actions necessary to ensure timely and successful implementation of the new supervisory framework.

Specifically, NBG will seek to identify the best methods for calculating capital adequacy requirements and determine the necessary adjustments to its business structure that will enable it to meet the requirements of Pillars II and III on regulatory compliance and information disclosure and assist in the pursuit of its strategic goals.

Regulatory compliance

In 2004, NBG stepped up its efforts to align its operations with the requirements of the current institutional framework. Accordingly, it followed closely developments in legislation as well as trends in the domestic and international banking sectors, and ensured the Group's effective response to legislative changes and new challenges and standards at home and abroad.

The work of the Compliance Officers of NBG's international branches and domestic and foreign subsidiaries was coordinated and monitored to ensure full compliance with the host countries' statutory and regulatory requirements.

Furthermore, issues regarding the Corporate Social Responsibility of the Group were reviewed, particularly as regards environmental matters. Specifically, an integrated Environmental Management system was designed and put in place, and periodic reviews on its implementation are carried out.

6.2 Asset & Liability Management And Internal Pricing

NBG implements a state-of-the-art asset and liability management tool to provide quarterly static and dynamic analyses to measure and manage its balance sheet. Examples of the analyses are the following:

<u>Duration by Maturity/Repricing</u>: Macaulay duration based on maturity of NBG's balance sheet items as at 31 December 2004 was 2.6 years for assets and 1.2 years for liabilities. Specific hypotheses have been applied for products of undetermined maturity (e.g. savings deposits were assumed to mature on a uniform 36-month basis).



MACAULAY DURATION BY MATURITY (YEARS)
TOTAL ASSETS
2.63
Claims from credit institutions
0.15
Bond portfolio
3.84
Performing loans
3.57
TOTAL LIABILITIES
1.19
Repos
0.13
Time deposits
0.19
Saving deposits
1.47
Subordinated & hybrid capital
5.31
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0

Likewise, Macaulay duration based on re-pricing of NBG's balance sheet items was 0.96 years for assets and one month for liabilities. If one takes into account the impact of the hedging of the bond portfolio, the weighted duration of assets is reduced to approximately 4 months. Duration based on re-pricing embodies the assumption that products tied to regulatory rates re-price immediately.

MACAULAY DURATION BASED ON REPRICING (YEARS)


TOTAL ASSETS
0.96
0.33
Claims from credit institutions
0.14
3.28
Bond portfolio hedged
0.61
0.34
TOTAL LIABILITIES
0.09
0.13
Time deposits
0.18
0.04
Subordinated & hybrid capital
0.37
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0

Liquidity/Re-pricing gap: NBG's liquidity gap for up to 12 months is positive. This reflects assumptions that bonds in the trading portfolio can be readily liquidated and that savings deposits mature on a uniform 36-month basis.

Under these conditions, and the assumption that the trading and available-for-sale bond portfolio, and products associated with regulatory (i.e. administratively set) rates, are re-priced immediately, NBG presents a negative re-pricing gap which adversely affects its interest income during periods of equal increases in all interest rate curves, including bank and regulatory rates.

Scenario analysis: The Bank runs interest income sensitivity scenarios with changes in interest rates and interest rate margins, as well as in loans and other key balance sheet items, so as to calculate their impact on net interest income. The results of two scenarios, based on data as at December 2004 and including hedging in the bond portfolio, are as follows:

- A parallel shift upwards by 50 basis points of all interest rate curves, including administratively set rates, will lead to a decrease of approximately €26 million in net interest income over a period of one year, a result compatible with NBG's negative re-pricing gap .

- In contrast, a parallel shift upwards by 50 basis points in the Euribor and the ECB's basic refinancing rate curves alone, with the administratively set rates and foreign currency rate curves remaining unchanged, will lead to an increase of approximately €76 million in net interest income over a period of one year.


DIAGRAM 4.2.5
BREAKDOWN OF NBG NET INTEREST MARGIN
(31.12.2004)
€ MILLIONS.
8 000
6 000
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
-12 000
BONDS & INTERBANK
DEPOSITS
RETAIL LOANS
BUSINESS LOANS
13.2%
11.5%
11.2%
8.6%
37.3%
37.6%
37.5%
38.4%
39.2%
40.8%
41.4%
43.2%
10.3%
10.1%
9.9%
9.8%
2004Q1
2004Q2
2004Q3
2004Q4
Non-sensitive balance


REPRICING GAP IN € AND FX
€ MILLIONS
6 000
4 000
2 000
0
-2 000
-4 000
-6 000
-8 000
-10 000
O/N-1M
2 - 3M
4-6 M
7-12 M
13-24 M
3- 5 Years
> 5 Years
Non-sensitive balance
Gap for the period
Cumulative gap

Funds transfer pricing

The Bank uses its internal funds transfer pricing system to allocate net interest income across its various lines of business and products. The system is based on the concept of opportunity cost and ensures fair distribution of net interest margin across the Bank's lines of business. The quarterly analysis of net interest income for 2004 reflects the substantial contribution of retail banking to the Bank's net interest income, with consumer credit accounting for over 50% of the total.

Specifically, consumer credit achieved the highest percentage share in net interest income from retail business.

6.3 Corporate Governance

The provisions of Greek law, the regulations of NBG and the Capital Markets Committee and the company's Articles of Association set the corporate governance framework of the Bank. In addition, the company is also subject to certain US legislative requirements, rules of the U.S. Securities Exchange Commission and certain New York Stock Exchange listing rules since it maintains a level III Approved Depositary Receipt listing in the United States.

Corporate governance has seen unprecedented levels of interest over the past few years. This interest has led to substantial legal and best practice developments in Greece, the European Union and the United States. These developments have presented NBG with a series of challenges and opportunities. The shareholder profile of the company has also changed substantially during this period, with more than 30% of capital now in the hands of foreign institutional investors.

<u>Governance framework</u>

Good corporate governance practices are one of the cornerstones of an effective banking organization. In order to ensure that our practices keep pace with prevailing international

DIAGRAM 4.2.6
NET INTEREST RESULTS 2004
RETAIL BANKING


PROFESSION AL CREDIT 12%
MORTGAGE CREDIT 36%
CONSUMER CREDIT 52%

standards and best practice, the company commissioned an independent review of corporate governance in September 2004.

The evaluation began with a series of interviews with non-executive Board members and high-level company management. Through these interviews, the strengths and weaknesses of the governance system were then mapped. The outputs of this evaluation were then benchmarked against leading best practice among banking peers and against requirements of the institutional investor community, in the context of which European and US institutions were invited to provide feedback.

<u>Governance improvements</u>

To address the improvements highlighted by the independent corporate governance evaluation, the Board of the Bank endorsed a corporate governance improvement plan in January 2005. The implementation of the plan will span a period of 18 months. Its principal objectives include:

1. Increasing the number of designated independent members of the NBG Board. To this effect the NBG Board will ask the forthcoming AGM to endorse the requirement of 2/3 of its members to be independent non-executive directors.

2. Upgrading the role of the Board in the development of the Group's long-term strategy and risk philosophy. To this effect, the Board has adopted a comprehensive approach to and agenda for strategy discussion and review.

3. Establishing a Corporate Governance (CG) Committee of the Board whose main task is to review and upgrade the Bank's current set of corporate governance rules. The Committee was established in February 2005. Its members are S. Vavalidis (Chairman), P.Sakellaris and Y.Yannidis. It is envisaged that the CG Committee will evolve into a Nominations Committee for New Board Members within the next 12 months.

4. Establishing a Human Resources (HR) Committee whose first task is to review management and personnel values and incentives. The Committee was established in February 2005. Its members include D. Daskalopoulos (Chairman), N. Efthimiou, K. Foundoukakos and Y. Pechlivanidis. It is envisaged that the HR Committee will evolve into a Remuneration Committee within the next 12 months.

5. Further strengthening the Audit Committee's capacity, in view of the requirements of the Sarbanes-Oxley Act. The members of the Audit Committee are G. Lanaras (Chairman), S. Pantzopoulos and Y. Vartholomaios. The role of the financial expert in the work of the Audit Committee increased significantly in 2004 and this will continue in 2005. The Committee is currently reviewing its charter and has been regularly reporting to the Board on internal and external audit issues.

6. Adopting Corporate Governance Guidelines and a Board Charter.

7. Strengthening the Bank's compliance and risk functions.

8. Strengthening the Board's support and corporate secretary functions.

9. Improving communication and consultation with shareholders on corporate governance issues.

10. Developing systems for the regular performance review of the Board and senior executive management.

The corporate governance improvement plan forms part of the broader efforts of NBG to improve long-term shareholder value.

7. Financial Statements of National Bank of Greece

In 2004, NBG's **profit before tax and the one-off cost of the voluntary retirement (VR) program** grew by 27.3% to € 520.1 million from € 408.7 million in 2003. The Bank's core profitability posted impressive growth, up 44.3% (2004: € 435.8 million, € 302.1 million), due in part to 13.6% growth in core operating profit, as well as the containment of growth in operating costs to just 4.1%.

These results have led to a further improvement in the Bank's profitability ratios in 2004. The Bank's pre-tax and pre-VR program return on average assets (ROAA) stood at 1.07% compared with 0.83% in 2003, while after-tax and pre-VR program return on average equity (ROAE) grew by 3.7 percentage points to 15.5% in 2004 from 11.8% in 2003.

Diagram 1: ROAE (after tax) and ROAA (before tax)


ROAA
ROAE
8.3%
11.8%
15.5% (pre-VR program cost)
11.4%
1.07% (pre-VR program cost)
0.84%
0.83%
0.61%
2002
2003
2004

The Bank's **cost/income ratio** also improved considerably to 59.9% in 2004 compared with 64.4% in 2003. A further drop in the ratio is expected as the positive impact of the VR program on the Bank's operating expenses feeds through in the future. If trading gains, down by 12.4% in 2004, are excluded, the cost/income ratio is seen to have dropped from 67.9% in 2003 to 62.4% in 2004.

Diagram 2: Cost/income ratio


73.5%
67.9%
62.4%
68.6%
64.4%
59.9%
Cost: Income
Cost: Income (adj)
2002
2003
2004

Cost/income: Operating expenses to total operational income

Cost/income (adj): Operating expenses to total operational income excluding trading gains

Net interest margin rose to 2.66% in 2004 compared with 2.42% in 2003. This reflects the improvement in the mix of interest-earning assets of the Bank towards higher yielding placements. As a result, the Bank's net interest income (NII) in 2004 rose 12.5% to € 1 205.8 million compared with € 1 071.8 million in 2003.

Diagram 3: Net interest margin



2.9%
2.7%
2.5%
2.3%
2.1%
1.9%
2.31%
2.39%
2.39%
2.42%
2.59%
2.52%
2.58%
2.66%
03.03
06.03
09.03
12.03
03.04
06.04
09.04
12.04
NIM

Results of operations

In 2004, the Bank's **income** rose by 12.2% to € 1 582.6 million compared with € 1 410.1 million in 2003. This increase was boosted mainly by the 12.5% improvement in the Bank's **net interest income**. This greater contribution of NII to operating income in 2004 (76.2%) reflects continued growth in lending and especially in the retail banking business during the year.

Diagram 4: Breakdown of income 2004



76.2%
5.1%
13.8%
4.0%
0.9%
Net interest income
Income from securities
Net commissions
Net profit on financial operations
Other operating income

The Bank's **net commissions** in 2004 totaled € 218.3 million, up 0.9% on the previous year. Specifically, commissions income in 2004 grew by 7.2% to € 325.1 million compared with € 303.3 million in 2003. This increase reflects mainly the improvement in commissions related to retail lending (+12.8%), corporate lending (+20.4%) and mutual fund management (+10.9%). Likewise, the Bank's commissions payable grew to € 106.8 million compared with € 86.9 million in 2003, and mainly represent the cost of marketing and managing consumer loans and credit cards and consumer factoring.

Net profit on financial operations in 2004 declined to € 63.7 million from € 72.8 million in 2003, as a result of the drop in trading gains on bonds (including hedging).

On the cost side, the Bank's **operating expenses** in 2004 totaled € 844.2 million compared with € 810.8 million in 2003, thus presenting a marginal increase of 4.1%. Specifically, staff costs grew by 5.7%, while general administrative expenses declined slightly by 0.5%. A further decline in operating expenses is expected in the years ahead, as around 10% of the Bank's staff (1 511 employees) retired under the latest VR program. The total cost of the VR program was € 109 million, with the amount charged entirely to the 2004 results.

Balance sheet

The Bank's **total assets** in 2004 declined slightly by 1.7% (2004: € 48 302 million, 2003: € 49 116 million), reflecting the contraction of the bond portfolio.

In 2004, **lending** increased by 19.9% to € 24 031 million from € 20 037 million in 2003, with a shift towards retail banking.

Retail banking representing 56.6% of the Bank's total loans portfolio (compared with 52.6% in the previous year) enjoyed a bumper year in 2004, with retail lending growing by 29.0% (2004: € 13 609 million, 2003: € 10 548 million).

Specifically:

- Consumer credit balances grew by 28.0% (2004: € 3 600 million, 2003: € 2 812 million) with consumer loans reporting the best performance of recent years and increasing by 37.2% to € 2 183 million. In 2004 consumer loan disbursements grew by 47.5% to € 1 493 million. Furthermore, credit card balances increased by 16.1% approaching € 1 417 million in 2004 compared with € 1 221 million in 2003.
- Mortgages continue to present the brisk growth posted over the past three years. Mortgage lending totaled € 8 853 million in 2004 compared with € 6 907 million in 2003, up 28.2%, with mortgage disbursements growing by 44.7% to € 2 607 million compared with € 1 802 million in 2003.
- Significant growth was posted by small business lending in 2004. The Bank expanded its customer base by 8 700 new customers, while the small business loan book grew by 39.4% on the previous year (2004: € 1 156 million, 2003: € 829 million).

Furthermore, corporate banking, which represents 43.4% of the Bank's total loan portfolio, increased by 9.8% (2004: € 10 422 million, 2003: € 9 489 million). Financing of medium-sized firms was a fast-growing component of the corporate business, presenting an increase of 22.0% in 2004.

Alongside growth in lending there has been an improvement in the **quality of the portfolio**. NPLs (after provisions) at 31 December 2004 comprised 0.8% of total lending. Consequently, the provision coverage rose to 83.3% in 2003 from 77.0% in 2003.

Customer **deposits** grew by 4.9% in 2004 to € 37 175 million compared with € 35 439 million in 2003. This is attributable mainly to the 17.0% increase in sight deposits (2004: € 4 237 million, 2003: € 3 621 million) and the 6.2% increase in savings deposits (2004: € 24 200 million, 2003: € 22 783 million).

In 2004, the Bank's **equity** totaled € 2 652 million compared with € 2 544 million in 2003, up 4.2%. The share capital was increased by € 344.3 million through capitalization of a special tax-exempt reserve (under L.3229/2004, art. 15) and the issuance of 3 new ordinary shares for every 10 old shares.

On 18 May 2004, the AGM approved a share buy-back program, as per article 16 para. 5 of Codified Law 2190/1920, by which the Bank is permitted to buy back up to 5% of its own paid-up share capital, at a minimum purchase price of € 4.50 and maximum of € 35 per share within the period 15 June 2004 to 30 April 2005. The maximum share purchase price was adjusted to € 26.92 per share following the issuance of 3 new shares for every 10 old shares, by decision of NBG's Board of Directors. In the period 22 July to 31 December 2004 NBG bought back 1 457 310 own shares at an average purchase price of € 20.25 per share.

7.2 Financial Statements

NBG Balance Sheet

€ thousands	*Notes*	2004	2003	±%
ASSETS				
Cash in hand, balances with Central Bank	2.	813 769	985 435	-17.4%
Treasury bills and other bills		118 689	74 581	+59.1%
Loans and advances to credit institutions	3.	8 564 022	8 333 348	+2.8%
Loans and advances to customers	4.	24 159 710	20 168 326	+19.8%
Less: Provisions for doubtful debts	5.	(947 491)	(869 449)	+9.0%
Loans and advances to customers (after provisions)		23 212 219	19 298 877	+20.3%
Debt securities and other fixed-income securities	6.	11 304 185	16 292 251	-30.6%
Shares and other variable yield securities		330 404	327 982	+0.7%
Participating interests		286 769	291 395	-1.6%
Shares in affiliated undertakings		1 745 459	1 637 024	+6.6%
Intangible assets (before depreciation)	7.	76 453	68 751	+11.2%
Fixed assets (before depreciation)	8.	1 018 441	1 042 837	-2.3%
Other assets	9.	536 190	501 571	+6.9%
Prepayments and accrued income	10.	295 478	262 429	+12.6%
Total		**48 302 078**	**49 116 481**	**-1.7%**
LIABILITIES				
Amounts owed to credit institutions	11.	5 747 299	8 911 709	-35.5%
Amounts owed to customers	12.	37 175 074	35 439 296	+4.9%
Debts evidenced by certificates	13.	10 862	12 740	-14.7%
Other liabilities	14.	896 812	901 951	-0.6%
Accruals and deferred income	15.	208 848	186 324	+12.1%
Provisions for liabilities and charges	16.	23 109	14 418	+60.3%
Provisions for general banking risks		5 761	5 761	-
Subordinated liabilities	17.	1 582 149	1 100 000	+43.8%
Equity	18.	2 652 164	2 544 282	+4.2%
Total		**48 302 078**	**49 116 481**	**-1.7%**

NBG Equity

€ thousands	2004	2003	±%
Paid-up capital	1 492 090	1 147 761	+30.0%
Share premium account	32 393	32 393	-
Reserves:			
a. Statutory reserve	189 628	176 884	+7.2%
b. Extraordinary reserves	70 043	70 043	-
c. Tax-exempt reserve	534 483	493 592	+8.3%
d. Special tax-exempt reserve (under L.3229/2004, art. 15)	27 984	382 937	-92.7%
e. Own-share reserve	-	283	-
Fixed assets revaluation reserve	105 550	9 350	+1 028.7%
Retained earnings	229 511	231 322	-0.8%
Own shares	(29 518)	(283)	+10 330.4%
Total	**2 652 164**	**2 544 282**	**+4.2%**

NBG off-balance sheet items

€ thousands	2004	2003	±%
Contingent liabilities	35 798 384	29 931 178	+19.6%
Commitments arising on sale and repurchase agreements	8 041	-	-
Other off-balance sheet items:			
a. Items in custody and safe keeping	5 223 884	2 624 243	+99.1%
b. Commitments from bilateral contracts	8 452 442	7 268 876	+16.3%
c. Credit memo accounts	2 898 776	11 289 896	-74.3%
Total	**52 381 527**	**51 114 193**	**+2.5%**

NBG Profit and Loss Account

€ thousands	*Notes*	2004	2003	±%
Interest receivable and similar income	*19.*	2 314 689	2 203 792	+5.0%
Interest payable and similar charges	*20.*	(1 108 924)	(1 132 023)	-2.0%
Net interest income		**1 205 765**	**1 071 769**	**+12.5%**
Income from securities	*21.*	80 101	33 569	+138.6%
Commissions receivable	*22.*	325 083	303 284	+7.2%
Commissions payable	*23.*	(106 822)	(86 894)	+22.9%
Net profit on financial operations	*24.*	63 714	72 762	-12.4%
Other operating income	*25.*	14 775	15 615	-5.4%
Total operating income		**1 582 616**	**1 410 105**	**+12.2%**
Staff costs		(637 149)	(602 683)	+5.7%
Other administrative expenses		(207 028)	(208 147)	-0.5%
Profit on ordinary activities before provisions		**738 439**	**599 275**	**+23.2%**
Fixed asset depreciation and amortization charges	*26.*	(89 192)	(83 146)	+7.3%
Other operating charges		(14 763)	(13 817)	+6.8%
Provisions on doubtful debts		(135 000)	(127 500)	+5.9%
Profit on ordinary activities before tax		**499 484**	**374 812**	**+33.3%**
Extraordinary income		10 278	13 107	-21.6%
Extraordinary charges		(9 275)	(11 600)	-20.0%
Extraordinary profit		19 616	32 402	-39.5%
Profit (before tax and voluntary early retirement scheme)		**520 103**	**408 721**	**+27.3%**
Cost of voluntary early retirement scheme		**(108 876)**	**-**	**-**
Profit before tax		**411 227**	**408 721**	**+0.6%**

Appropriation Account

€ thousands	**2004**	**2003**
Profit before tax	411 227	408 721
Prior years' retained earnings brought forward	231 322	218 647
Less: Prior years' tax liabilities	(4 505)	(56)
Distributable reserves	283	1 104
	638 327	**628 416**
Less:		
1. Income tax	(103 960)	(114 874)
2. Other taxes not included in operating expenses	(7 908)	(5 364)
Distributable profit	**526 459**	**508 178**

Appropriation of profit:		
1. Statutory reserve	12 744	13 107
2. Statutory dividend	84 749	87 164
2a. Additional dividend	113 322	78 619
3. Reserve from expropriation compensation	822	9 510
6. Tax-exempt reserves	5 026	2 264
6b. Special tax reserves	50 235	71 142
7. Board of Directors' fees	50	50
7a. Staff bonus	30 000	15 000
8. Retained earnings carried forward	229 511	231 322
	526 459	**508 178**

Note 1| Accounting policies

The Bank's accounting policies are in line with the provisions of codified Law 2190/1920 for societes anonymes and PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece, in conformity with practices and rules prescribed by regulatory authorities.

(a) Provisions for loan losses and non-performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of six months after the due date and collection is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2004, land and buildings were stated at revalued prices as per art. 19 of L.3296/2004. Fixed asset depreciation is calculated using the straight-line method on the basis of the top rates of P.D.299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with the prevailing exchange rate at year-end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation. In 2004, the value of assets acquired through auctions was restated as per art. 19 of L.3296/2004.

(f) Income tax

The provision for income tax is calculated on the basis of current tax laws.

Note 2| Cash in hand, balances with Central Bank

€ thousands	**2004**	**2003**	**±%**
Cash in hand	480 786	480 024	+0.2%
Balances with Central Bank	306 774	456 934	-32.9%
Other	26 209	48 477	-45.9%
Total	**813 769**	**985 435**	**-17.4%**

Note 3| Loans and advances to credit institutions

€ thousands	**2004**	**2003**	**±%**
Current account	41 115	24 077	+70.8%
Loans to credit institutions	20 078	11 593	+73.2%
Interbank deposits with domestic credit institutions	174 973	744 759	-76.5%
Interbank deposits with foreign credit institutions	4 649 469	3 925 054	+18.5%
Overseas correspondents & other receivables	56 779	342 874	-83.4%
Reverse repos	3 621 608	3 284 991	+10.2%
Total	**8 564 022**	**8 333 348**	**+2.8%**

Note 4| Loans and advances to customers

€ thousands	**2004**	**2003**	**±%**
Commercial loans – domestic	8 859 859	7 564 681	+17.1%
Commercial loans – abroad	1 562 498	1 924 086	-18.8%
Total commercial loans	1 155 895	829 000	+39.4%
Consumer loans	2 182 810	1 591 516	+37.2%
Credit cards	1 416 820	1 220 799	+16.1%
Total consumer credit	8 853 102	6 907 145	+28.2%
Residential mortgage credit	**24 030 984**	**20 037 227**	**+19.9%**
Total loans before provisions	128 726	131 099	-1.8%
Advances to customers other than loans	**24 159 710**	**20 168 326**	**+19.8%**
Provisions	(947 491)	(869 449)	+9.0%
Total advances and loans to customers	**23 212 219**	**19 298 877**	**+20.3%**

The loan portfolio comprised:

€ thousands	**2004**	**2003**	**±%**
Loans			
Performing	22 893 062	18 907 870	+21.1%
Non performing	1 137 922	1 129 357	+0.8%
	24 030 984	**20 037 227**	**+19.9%**
Provisions	(947 491)	(869 499)	+9.0%
NPLs/ Gross Loans (%)	4.7%	5.6%	-90 bps
Net NPLs/ Gross Loans (%)	0.8%	1.3%	-50 bps
Provision coverage (%)	83.3%	77.0%	+630 bps

Note 5| Provisions for doubtful debts

€ thousands	**Balance 31.12.2003**	**FX revaluation**	**Write-offs 2004**	**Provisions 2004[(1)]**	**Balance 31.12.2004**
Provisions L.396/68	691 036	1 117	(20 851)	123 706	795 008
Provisions L.1974/91	110 205	(1 995)	(23 802)	-	84 408
Total domestic	**801 241**	**(878)**	**(44 653)**	**123 706**	**879 416**
Provisions on foreign branches	68 208	(2 236)	(1 096)	3 199	68 075
Total	**869 449**	**(3 114)**	**(45 749)**	**126 905**	**947 491**

[(1)] *Provisions for staff indemnities and provisions for contingent liabilities of € 8 095 thousands are not included.*

Note 6| Debt securities and other fixed-income securities

€ thousands	**2004**	**2003**	**±%**
Government bonds:			
Greek government	9 958 236	12 601 306	-21.0%
Other sovereigns	167 518	1 995 281	-91.6%
	10 125 754	**14 596 587**	**-30.6%**
Corporate & bank bonds:			
Greek corporations	81 933	409 067	-80.0%
Foreign corporations	735 452	717 448	+2.5%
Greek banks	136 458	148 404	-8.0%
Foreign banks	175 608	352 550	-50.2%
	1 129 451	**1 627 469**	**-30.6%**
Supranationals	48 980	68 195	-28.2%
Total	**11 304 185**	**16 292 251**	**-30.6%**

Note 7| Intangible assets

€ thousands	**2004**	**2003**	**±%**
Establishment cost	7 469	5 682	+31.5%
Software and reorganization expenses	178 980	154 609	+15.8%
VAT on capital expenditures	64 138	55 420	+15.7%
Other intangible assets	8 893	5 420	+64.1%
Good will	76	76	-
Intangible assets before amortization	**259 556**	**221 207**	**+17.3%**
Amortization	(183 103)	(152 456)	+20.1%
Total	**76 453**	**68 751**	**+11.2%**

Note 8| Tangible assets

Tangible assets, minus fixed assets under construction and advances, comprised:

€ thousands	Land	Buildings	Furniture computers and other equipment	Other	Total
Cost as at 31.12.03	566 594	632 697	279 537	11 004	**1 489 832**
Acquirements, additions & improvements 2004	-	20 961	17 788	421	39 170
Sales & disposals & FX difference 2004	(3 235)	(3 200)	(10 773)	(553)	(17 761)
Revaluation, art. 19 Law 3296/04	4 565	392	-	-	4 957
Total 31.12.04	**567 924**	**650 850**	**286 552**	**10 872**	**1 516 198**
Accumulated depreciation 31.12.03	-	234 775	221 602	7 361	463 738
Depreciation 2004	-	37 509	16 631	416	54 556
Accumulated depreciation 31.12.04	-	**272 284**	**238 233**	**7 777**	**518 294**
Net book value 31.12.04	**567 924**	**378 566**	**48 319**	**3 095**	**997 904**

Note 9| Other assets

€ thousands	2004	2003	±%
Fixed assets acquired through auctions[1]	98 780	82 898	+19.2%
Tax prepayments and other recoverable taxes	175 536	188 811	-7.0%
Suspense accounts and other assets	261 874	229 862	+13.9%
Total	**536 190**	**501 571**	**+6.9%**

[1] In 2004, fixed assets acquired through auctions, in line with the provisions of art. 19 of L.3296/14.12.2004, were revalued, producing a revaluation surplus of € 22 481 thousand.

Note 10| Prepayments and accrued income

€ thousands	2004	2003	±%
Prepayments	77 033	94 524	-18.5%
Accrued income	218 445	167 905	+30.1%
Total	**295 478**	**262 429**	**+12.6%**

Note 11| Amounts owed to credit institutions

€ thousands	2004	2003	±%
Deposit s by credit institutions			
Current accounts	157 959	115 188	+37.1%
Time deposits	1 561 346	5 476 546	-71.5%
Amounts owed to the Central Bank	4 765	11 015	-56.7%
Total	**1 724 070**	**5 602 749**	**-69.2%**
Bank repos	4 023 229	3 308 960	+21.6%
Total	**5 747 299**	**8 911 709**	**-35.5%**

Note 12| Amounts owed to customers

€ thousands	2004	2003	±%
Current accounts	4 237 208	3 620 889	+17.0%
Savings accounts	24 199 618	22 783 229	+6.2%
Time deposits	6 164 917	6 658 296	-7.4%
Other deposits	240 999	227 346	+6.0%
Total deposits	**34 842 742**	**33 289 760**	**+4.7%**
Customers' repos	2 168 797	1 994 847	+8.7%
Other amounts due to customers	163 535	154 689	+5.7%
Total	**37 175 074**	**35 439 296**	**+4.9%**

Note 13| Debts evidenced by certificates

This account includes mainly Bank bonds, worth € 9.9 million, issued by the former National Mortgage Bank.

Note 14| Other liabilities

€ thousands	2004	2003	±%
Tax & duties payable	132 411	170 248	-22.2%
Amounts owed to pension funds	5 681	7 925	-28.3%
Amounts arising from collections on behalf of third parties	39 276	116 382	-66.3%
Dividends payable	210 805	177 775	+18.6%
Other liabilities	508 639	429 621	+18.4%
Total	**896 812**	**901 951**	**-0.6%**

Note 15| Accruals and deferred income

€ thousands	2004	2003	±%
Accruals	34 386	45 965	-25.2%
Deferred expenses	174 462	140 359	+24.3%
Total	**208 848**	**186 324**	**+12.1%**

Note 16| Provisions for liabilities, charges and general banking risks

€ thousands	2004	2003	±%
Provisions for employee pensions and similar obligations	4 540	1 513	+200.1%
Provisions for taxes other than income tax	5 067	4 250	+19.2%
Other provisions	13 502	8 655	+56.0%
Total provisions	**23 109**	**14 418**	**+60.3%**

Note 17| Subordinated liabilities

In 2002, NBG Finance plc, a subsidiary of NBG, arranged a subordinated debt issue of € 750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

By 31 December 2004 hybrid bonds generating € 832 million were issued. This amount forms part of Tier I capital.

In July 2003, NBG Funding Ltd arranged a bond issue totaling € 350 million.

In November 2004, NBG Funding Ltd arranged a bond issue totaling € 350 million and a further bond issue totaling $ 180 million.

In February 2005, NBG Funding Ltd issued another hybrid bond raising € 230 million.

All these bond issues are guaranteed by the Bank.

Note 18| Equity

NBG's equity is broken down as follows:

€ millions	Paid up capital	Share premium account	Reserves	Retained earnings	Own shares	Total
Balance 31.12.03	**1 147.8**	**32.4**	**1 133.1**	**231.3**	**(0.3)**	**2 544.3**
Previous years' profit			(0.3)	(226.8)		**(227.1)**
Capital from revaluation as per L3229/2004	344.3		(344.3)			**0.0**
Appropriation account 31.12.04			68.8	229.5		**298.3**
Previous years' tax difference Returned income of the London branch				(4.5)		**(4.5)**
Write-off of compound interest			(15.2)			**(15.2)**
Capitalization tax			(10.6)			**(10.6)**
Gains from property revaluation (L.3296/04, art. 19)			27.4			**27.4**
Free shares			68.8			**68.8**
Sale and purchase of own shares					(29.2)	**(29.2)**
Balance at 31.12.04	**1 492.1**	**32.4**	**927.7**	**229.5**	**(29.5)**	**2 652.2**

Note 19| Interest receivable and similar income

€ thousands	**2004**	**2003**	±%
Interest income from loans	1 220 498	1 052 685	+15.9%
Interest income from interbank placements	653 991	625 749	+4.5%
Interest income from bonds	435 948	519 997	-16.2%
Other interest income	4 252	5 361	-20.7%
Total	**2 314 689**	**2 203 792**	**+5.0%**

Note 20| Interest payable and similar charges

€ thousands	**2004**	**2003**	±%
Interest expenses on customer deposits	316 192	329 953	-4.2%
Interest expenses on interbank deposits	561 847	576 648	-2.6%
Repos	153 096	159 856	-4.2%
Loan and deposit contributions	75 272	63 214	+19.1%
Other interest payments	2 517	2 352	+7.0%
Total	**1 108 924**	**1 132 023**	**-2.0%**

Note 21| Income from securities

€ thousands	**2004**	**2003**	**±%**
Dividend income from shares and other variable-income securities	4 586	2 958	+55.0%
Dividend income from participating interests	13 687	9 361	+46.2%
Dividend income from affiliated undertakings	61 828	21 250	+191.0%
Total	**80 101**	**33 569**	**+138.6%**

Note 22| Commissions receivable

€ thousands	**2004**	**2003**	**±%**
Retail banking [1]	147 917	131 152	+12.8%
Corporate [2]	57 830	48 023	+20.4%
Investment banking [3]	22 591	27 583	-18.1%
Mutual fund management	18 626	16 790	+10.9%
Other [4]	78 119	79 736	-2.0%
Total	**325 083**	**303 284**	**+7.2%**

[1] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[2] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[3] *Commissions on investment operations, custodian services, and brokerage.*

[4] *Commissions on fund transfers, FX transactions and other intermediation charges.*

Note 23| Commissions payable

€ thousands	**2004**	**2003**	**±%**
Consumer factoring	35 591	23 736	+49.9%
Credit cards	54 812	45 918	+19.4%
Other	14 169	14 307	-1.0%
Total	2 250	2 933	-23.3%

Note 24| Net profit on financial operations

€ thousands	**2004**	**2003**	**±%**
Bond trading	310 690	324 614	+4.3%
FX trading	27 211	25 666	+6.0%
Derivatives hedging	(301 542)	(299 765)	+0.6%
	36 359	**50 515**	**-28.0%**
Equity trading	27 355	22 247	+23.0%
Total	**63 714**	**72 762**	**-12.4%**

Note 25| Other operating income

€ thousands	**2004**	**2003**	**±%**
Income from other activities [1]	6 305	7 958	-20.8%
Rentals	6 579	5 916	+11.2%
Third parties services	563	365	+54.2%
Rentals on safe deposit boxes	1 328	1 376	-3.5%
Total	**14 775**	**15 615**	**-5.4%**

[1] *Mainly Wages of detached personnel*

Note 28| Fixed assets depreciation

€ thousands	**2004**	**2003**	**±%**
Electronic equipment	20 056	23 230	-13.7%
Software	15 513	19 380	-20.0%
Buildings, furniture and other fixed assets	49 633	36 290	+36.8%
Reorganization expenses	3 990	4 246	-6.0%
Total	**89 192**	**83 146**	**+7.3%**

8. Financial Statements of the NBG Group

8.1 Group financial analysis

Review

In 2004, NBG Group profit before tax and the one-off cost of the VR program (by which 1 511 employees departed from the Bank) totaled € 662.4 million compared with € 521.0 million in 2003, up 27.1%. Group net profit after tax and minorities also climbed to € 386.4 million compared with €360.3 million in 2003, up 7.2%. Earnings per share rose to €1.20 compared with €1.11 in the previous year.

This performance reflects the dynamic in core sources of profitability and success in restraining expansion of operating costs, despite the rapid growth in the Group's operations. Core income, for instance, reached the highest levels of recent years (2004: €1 891.8 million, 2003: €1 660.9 million). On the other hand, while the Group's activities expanded in the broader region, operating costs increased by only 5.3%.

On the back of this performance, the Group's profitability ratios improved further in 2004. Return on average equity (ROAE) after tax and before the cost of the VR program grew by 4.5 percentage points (2004: 19.8%, 2003: 15.3%) while return on average assets (ROAA) before the cost of the VR program and minorities stood at 1.26% compared with 1.02% in 2003 (DIAGRAM 8.1.1). If the cost of the VR program is taken into account, ROAE stands at 16.6% and ROAA at 1.06%, both higher than the levels of 2003.

Diagram 8.1.1: Group ROAE (after tax and before the VR program) and ROAA (before the VR program, tax and minorities)


19.8% (pre-VR program)
15.3%
9.4%
16.6%
1.26% (pre-VR program)
1.02%
1.06%
0.67%
ROAA
ROAE
2002
2003
2004

ROAA: Return on average assets (before tax)
ROAE: Return on average equity (after tax)

Furthermore, the efficiency (cost/income) ratio improved to 59.6% from 64.6% in 2003.

Diagram 8.1.2: Group cost/income ratio


70.6%
64.6%
59.6%
Cost:Income
2002
2003
2004

Cost/income: Operating expenses to total operating income

On-going growth in lending, chiefly in the retail banking sector, as well as the change that this has brought to the mix of the Group's assets, has boosted further growth in Group net interest margin (NIM), which in 2004 reached the highest levels of recent years (2004: 3.04%, 2003: 2.75%). On a quarterly basis, particularly in 2004 Q4, NIM traced a very positive path (DIAGRAM 8.1.3).

Diagram 8.1.3: Group NIM



2.64%
2.77%
2.74%
2.83%
2.99%
2.99%
3.06%
3.22%
2.71%
2.72%
2.75%
2.99%
3.01%
3.04%
NIM(quarterly)
NIM
3.03
6.03
9.03
12.03
3.04
6.04
9.04
12.04

Results of operations

Group operating income before the cost of the VR program improved by 37.6% (2004: € 514.2 million, 2003: € 373.8 million). This reflects the steady growth in the Group's core banking operations, which has led to an improvement in net interest income (NII) and commissions.

Group NII strengthened by 15% in 2004 to around € 1 420 million. This was achieved within an environment of stable lending margins and reflects the substantial increase in the volume of operations, particularly in retail banking.

Net commissions grew by 5% (2004: € 397.8 million, 2003: € 379.0 million) (DIAGRAM 8.1.4). The upward trend became steeper in 2004 Q4 (+13.1%) reflecting the Group's recent initiatives in this sector, with improvements in commissions related to retail lending (+11.2%), corporate lending (+21.4%) and mutual fund management (+12.5%).

Group commissions payable grew by 29.1%, reflecting the cost of marketing consumer factoring and handling of consumer loans and credit cards (2004: €51.0 million, 2003: €36.1 million) as a result of the expansion in retail operations.

Diagram 8.1.4: Group net commissions



397.8
379.0
337.5
Net commissions
2002
2003
2004

Group net profit on **financial operations** in 2004 grew to € 120.6 million compared with € 103.2 million in 2003. This was due mainly to the growth in trading gains on equities, which rose to € 67.9 million.

On the **cost** side, Group operating expenses grew by 4.5% (DIAGRAM 8.1.5). Growth in staff costs (2004: € 757.4 million, 2003: € 718.8 million) was kept in line with the rise in nominal pay provided for in the collective labor agreement, while a modest increase (+2.3%) was posted by general administrative expenses (2004: € 298.0 million, 2003: € 291.3 million). Staff costs should decline further in the years ahead as the impact of the VR program (by which 10% of NBG staff departed) feeds through to results. The cost of the VR program was € 108.9 million, the amount being charged entirely to the 2004 results.

Diagram 8.1.5: Group operating expenses



1 002.5
1 010.0
1 055.4
284.7
+0.7%
291.2
+4.5%
298.0
717.8
718.8
757.4
Other administrative expenses
Staff costs
2002
2003
2004

The Group maintained its conservative provisioning policy for NPLs (2004: € 177.9 million, 2003: €147.8 million). As a result, provisions coverage now stands at 79.7% compared with 74.4% at the end of 2003.

Balance sheet

The Group's total assets declined marginally by 1.5% (€ 52.9 billion compared with € 53.7 billion in 2003), due to the contraction of the Bank's bond portfolio. **Lending** grew at a brisk pace to € 27.2 billion, with retail lending comprising half of the total loan book. Specifically:

- Group mortgage lending stood at € 9 193 million (up 28.2% on the previous year) with new loan disbursements exceeding € 2.6 million.

- Consumer credit (consumer loans and credit cards) grew by a robust 29% to € 4 008 million, driven by the substantial 37% increase in consumer loans, which posted their highest performance of recent years.

- NBG's professional credit reaffirmed its dynamic in 2004 reaching € 1 156 million compared with €829 million in 2003, driven by an increase of 8 700 in the number of financed customers.
- The Group's business lending also moved upwards, reaching € 13 million (+8.8% on the previous year) driven mainly by lending to medium-sized enterprises.

The growth in lending operations has not led to a decline in the **quality of the loan book**. Thanks to the Group's consistent provisioning policy, at 31 December 2004 non-performing loans (after provisions) comprised 1.0% of total loans compared with 1.6% in 2003, while in absolute terms they contracted to € 1 377 million from € 1 414 at 31 December 2003. As a result, provision coverage rose to 79.7% (2003: 74.4%).

Diagram 8.1.6: Provision coverage


70.6
74.4
75.1
74.5
74.5
78.2
78.5
79.7
69bps
67bps
66bps
71bps
87bps
78bps
74bps
74bps
Provision coverage
Provisions (% loans)
3.03
6.03
9.03
12.03
3.04
6.04
9.04
12.04

Customer deposits grew by 4.7% (2004: € 40.6 billion, 2003: € 38.8 billion), driven entirely by the 7.6% increase in sight and savings deposits.

At 31 December 2004, the Group's equity was up slightly on the previous year (2004: € 2 522 million, 2003: € 2 431 million) reflecting mainly:

- capital gains of € 38.4 million arising from the revaluation of real estate owned by the Group, and
- an improvement in the results of the Group's companies for the year.

8.2 Financial statements

Group balance sheet

€ thousands	Note	2004	2003	±%
ASSETS				
Cash in hand, balances with Central Bank	2	1 123 434	1 280 563	-12.3%
Treasury bills and other bills		150 415	106 157	+41.7%
Loans and advances to credit institutions	3	4 980 021	5 170 242	-3.7%
Reverse repos		3 816 995	3 507 175	+8.8%
Loans and advances to customers	4	27 410 876	23 112 925	+18.6%
Less: Provisions for doubtful debts	5	(1 098 431)	(1 051 796)	+4.4%
Debt securities and other fixed-income securities	6	12 666 449	17 747 882	-28.6%
Shares and other variable yield securities		640 779	657 578	-2.6%
Participating interests		223 273	202 696	+10.2%
Shares in affiliated undertakings		722 049	743 243	-2.9%
Intangible assets	7	113 837	114 310	-0.4%
Fixed assets	8	1 165 060	1 201 164	-3.0%
Other assets	9	633 299	605 954	+4.5%
Prepayments and accrued income	10	329 138	292 799	+12.4%
Total		**52 877 194**	**53 690 892**	**-1.5%**
LIABILITIES				
Amounts owed to credit institutions	11	6 415 083	9 661 478	-33.6%
Amounts owed to customers	12	40 808 585	38 978 176	+4.7%
Debts evidenced by certificates	13	55 493	31 869	+74.1%
Other liabilities	14	1 188 644	1 215 032	-2.2%
Accruals and deferred income	15	249 945	226 072	+10.6%
Provisions for liabilities and charges	16	49 446	41 287	+19.8%
Provisions for general banking risks	16	5 761	5 761	-
Subordinated liabilities	17	750 000	750 000	-
Hybrid capital	18	832 149	350 000	+137.8%
Equity	19	2 522 088	2 431 217	+3.7%
Total		**52 877 194**	**53 690 892**	**-1.5%**

Group Profit & Loss Account

€ thousands	***Note***	**2004**	**2003**	**±%**
Interest receivable and similar income	*20*	2 627 797	2 450 643	+7.2%
Interest payable and similar charges	*21*	(1 209 034)	(1 217 335)	-0.7%
Net interest income		**1 418 763**	**1 233 308**	**+15.0%**
Income from securities	*22*	49 233	22 702	+116.9%
Commissions receivable	*23*	474 745	438 585	+8.2%
Commissions payable	*24*	(76 931)	(59 605)	+29.1%
Net profit on financial operations	*25*	120 642	103 192	+16.9%
Other operating income	*26*	26 022	25 869	+0.6%
Income		**2 012 474**	**1 764 051**	**+14.1%**
Staff costs		(757 418)	(718 753)	+5.4%
Other administrative expenses		(298 018)	(291 257)	+2.3%
Profit on ordinary activities before provisions		**957 038**	**754 041**	**+26.9%**
Fixed assets depreciation	*27*	(128 667)	(114 862)	+12.0%
Other operating charges		(15 706)	(14 444)	+8.7%
Provisions for doubtful debts		(177 869)	(147 780)	+20.4%
Profit on ordinary activities before tax		**634 796**	**476 955**	**+33.1%**
Extraordinary income		24 756	30 977	-20.1%
Extraordinary charges		(11 695)	(13 235)	-11.6%
Extraordinary profit		37 997	38 289	-0.8%
Profit (before tax and minority interests)		**685 854**	**532 986**	**+28.7%**
Minority interests		(23 436)	(11 985)	+95.5%
Profit (before tax & VER cost)		**662 418**	**521 001**	**+27.1%**
VER cost		(108 876)	-	
Profit (before tax)		**553 542**	**521 001**	**+6.2%**
Taxes		(162 521)	(161 144)	+0.9%
Prior years' tax liabilities		(5 258)	(626)	+739.9%
Minorities taxes		604	1 084	-44.3%
Group Profit (after tax)		**386 367**	**360 315**	**+7.2%**

Group Equity

€ thousands	2004	2003	
Paid-up capital	1 492 090	1 147 761	+30.0%
Share premium account	32 393	32 393	-
Reserves	1 132 571	1 400 961	-19.2%
Fixed assets revaluation reserve	52 133	20 472	+154.7%
Fixed assets investment subsidy	2 700	2 700	-
Retained earnings	360 290	307 210	+17.3%
Consolidation differences	(468 876)	(446 337)	+5.0%
Minority interests	124 269	145 382	-14.5%
Own shares	(205 482)	(179 325)	+14.6%
Total	**2 522 088**	**2 431 217**	**+3.7%**

Group Off-balance sheet items

€ thousands	2004	2003	±%
Contingent liabilities	36 707 000	30 437 728	+20.6%
Commitments arising form sale and repurchase agreements	18 142	6 843	+165.1%
Other off-balance sheet items:			
Items in custody and safe keeping[1]	7 755 546	4 649 970	+66.8%
Commitments for bilateral contracts[2]	8 875 717	7 565 380	+17.3%
Credit memo accounts[3]	3 291 317	11 687 465	-71.8%
Total	**56 647 722**	**54 347 386**	**+4.2%**

[1] *Mainly IKA stamps to be issued by NBG and equity investments by customers at National Securities (€ 1 225.9 million)*

[2] *Mainly pre-purchases and forward sales of FX and forward sales of securities*

[3] *Mainly customer investments in dematerialized government bonds*

Note 1| Accounting policies

The Bank's accounting policies are in line with the provisions of codified Law 2190/1920 for societes anonymes and PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece, in conformity with practices and rules prescribed by regulatory authorities.

(a) Provisions for loan losses and non-performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of six months after the due date (or 100 days in the case of credit cards and consumer loans) and collection is considered doubtful. The non-banking companies of the Group form provisions for dues whose collection is considered doubtful.

(b) Investment valuation

Investments in trading and investment portfolio securities are stated at cost or fair market value, whichever is lower on an aggregate portfolio basis, with the exception of investments in non-consolidated non-financial subsidiaries and affiliated companies, which are recorded on the balance sheet at 31 December 2004 using the equity method.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation. In 2004, land and buildings were stated at revalued prices as per art. 19 of L.3296/2004. Fixed asset depreciation is calculated using the straight-line method on the basis of the top rates of P.D.299/4.11.2003. Land and buildings are not subject to depreciation.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year-end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost. Moreover, assets which are core assets or rented out are stated at cost less accumulated depreciation. In 2004, the value of assets acquired through auctions was restated as per art. 19 of L.3296/2004.

(f) Income tax

The provision for income tax is calculated on the basis of current tax laws

Note 2| Cash in hand, balances with Central Bank

€ thousands	**2004**	**2003**	**±%**
Cash in hand	563 200	565 849	-0.5%
Balances with Central Bank	498 991	644 779	-22.6%
Other	61 243	69 935	-12.4%
Total	**1 123 434**	**1 280 563**	**-12.3%**

Note 3| Loans and advances to credit institutions

€ thousands	**2004**	**2003**	**±%**
Current account	39 031	44 624	-12.5%
Loans to credit institutions	37 942	9 455	+301.3%
Time deposits with domestic credit institutions	175 329	744 763	-76.5%
Time deposits with foreign credit institutions	4 617 207	3 968 511	+16.3%
Overseas correspondents & other receivables	110 512	402 889	-72.6%
Total	**4 980 021**	**5 170 242**	**-3.7%**

Note 4| Loans and advances to customers

€ thousands	**2004**	**2003**	**±%**
Consumer credit	4 007 880	3 104 788	+29.1%
Small business/professionals	1 249 580	918 981	+36.0%
Residential mortgage credit	9 192 687	7 169 853	+28.2%
Commercial loans	12 782 532	11 745 774	+8.8%
Total loans before provisions[1]	**27 232 679**	**22 939 396**	**+18.7%**
Advances to customers other than loans	178 197	173 529	+2.7%
Total loans and advances to customers	**27 410 876**	**23 112 925**	**+18.6%**

The Group's loan portfolio is analysed as follows:

€ thousands	**2004**	**2003**	**±%**
Loans			
Performing	25 855 312	21 525 694	+20.1%
Non performing	1 377 367	1 413 702	-2.6%
	27 232 679	**22 939 396**	**+18.7%**
Provisions	(1 098 431)	(1 051 796)	+4.4%
NPLs/ Gross Loans (%)	5.06%	6.16%	-110 bps
Net NPLs/ Gross Loans (%)	1.02%	1.58%	-56 bps
Provision coverage (%)	79.75%	74.40%	+535 bps

Note 5| Provisions for loan losses

€ thousands	Balance 31.12.03	FX revaluation	Write-offs 2004	Provisions 2004[1]	Balance 31.12.04
Total	1 051 796	(2 802)	(118 644)	168 081	1 098 431

[1] *Provisions for staff retirement indemnity and for contingent liabilities amounting to € 9 788 thousand are not included.*

Note 6| Debt securities and other fixed-income securities

€ thousands	2004	2003	±%
Government bonds:			
Greek government	9 958 236	12 605 011	-21.0%
Other sovereigns	538 885	2 273 277	-76.3%
	10 497 121	**14 878 288**	**-29.4%**
Corporate bonds:			
Greek corporations	83 920	409 214	-79.5%
Foreign corporations	974 368	840 199	+16.0%
Greek banks	136 458	148 408	-8.1%
Foreign banks	179 010	354 976	-49.6%
	1 373 756	**1 752 797**	**-21.6%**
Other fixed-income securities	795 572	1 116 797	-28.8%
Total	**12 666 449**	**17 747 882**	**-28.6%**

Note 7| Intangible assets

€ thousands	2004	2003	±%
Establishment cost	20 231	19 590	+3.3%
Goodwill	76	76	-
Other intangible assets	321 553	277 218	+16.0%
Intangible assets before amortization	**341 860**	**296 884**	**+15.1%**
Amortization	(228 023)	(182 574)	+24.9%
Total	**113 837**	**114 310**	**-0.4%**

Note 8| Tangible assets

In 2004, real estate of the Bank was revalued in accordance with art. 19 of L.3296/2004, producing capital gains of € 4 957 thousands.

€ thousands	2004	2003	±%
Land	589 523	586 841	+0.5%
Buildings	746 909	737 549	+1.3%
Depreciation	(298 865)	(260 839)	+14.6%
	448 044	**476 710**	**-6.0%**
Furniture, computers and other equipment	420 861	404 731	+4.0%
Depreciation	(334 634)	(301 554)	+11.0%
	86 227	**103 177**	**-16.4%**
Other tangible assets	33 004	26 227	+25.8%
Depreciation	(21 444)	(18 657)	+14.9%
	11 560	**7 570**	**+52.7%**
Fixed assets under construction and prepayments	29 706	26 866	+10.6%
Total	**1 165 060**	**1 201 164**	**-3.0%**

Note 9| Other assets

€ thousands	2004	2003	±%
Fixed assets acquired through auctions (1)	116 046	98 786	+17.5%
Tax payments and other recoverable taxes	196 986	202 183	-2.6%
Other	320 267	304 985	+5.0%
Total	**633 299**	**605 954**	**+4.5%**

(1) In 2004, the Bank revalued fixed assets acquired through foreclosures pursuant to the provisions of art. 19 of Law 3296/2004. The gain from the revaluation amounted to € 22 481 thousands

Note 10| Prepayments and accrued income

€ thousands	2004	2003	±%
Prepayments	88 254	105 654	-16.5%
Accrued income	240 884	187 145	+28.7%
Total	**329 138**	**292 799**	**+12.4%**

Note 11| Amounts owed to credit institutions

€ thousands	2004	2003	±%
Deposits by credit institutions: Current account	150 297	141 406	+6.3%
Time deposits	1 738 489	5 450 705	-68.1%
	1 888 786	**5 592 111**	**-66.2%**
Repos	4 520 093	3 911 837	+15.5%
Amounts owed to Central Bank	6 204	157 530	-96.1%
Total	**6 415 083**	**9 661 478**	**-33.6%**

Note 12| Amounts owed to customers

€ thousands	2004	2003	±%
Current accounts	4 980 073	4 443 359	+12.1%
Savings accounts	25 360 459	23 768 373	+6.7%
Time deposits	7 886 787	8 320 837	-5.2%
Other deposits	291 479	284 934	+2.3%
Total deposits	**38 518 798**	**36 817 503**	**+4.6%**
Repos	2 112 390	1 989 415	+6.2%
Other amounts owed to customers	177 397	171 258	+3.6%
Total	**40 808 585**	**38 978 176**	**+4.7%**

Note 13| Debts evidenced by certificates

€ thousands	2004	2003	±%
Bonds	26 880	6 814	+294.5%
Former NMB bank bonds	9 911	11 205	-11.5%
Other bank bonds	18 702	13 850	+35.0%
Total	**55 493**	**31 869**	**+74.1%**

Note 14| Other liabilities

€ thousands	2004	2003	±%
Tax and duties payable	172 845	197 658	-12.6%
Amounts owed to pension funds	7 957	9 908	-19.7%
Amounts arising from collections on behalf of third parties	39 278	116 410	-66.3%
Dividends payable	216 825	179 929	+20.5%
Other liabilities	751 739	711 127	+5.7%
Total	**1 188 644**	**1 215 032**	**-2.2%**

Note 15| Accruals and deferred income

€ thousands	2004	2003	±%
Accruals	81 191	86 994	-6.7%
Deferred expenses	168 754	139 078	+21.3%
Total	**249 945**	**226 072**	**+10.6%**

Note 16| Provisions for liabilities, charges and general banking risks

€ thousands	2004	2003	±%
Provisions for employees pensions and similar obligations	25 734	23 686	+8.6%
Provisions for taxes other than income tax	5 184	4 745	+9.3%
Other provisions	18 528	12 856	+44.1%
Total provisions	**49 446**	**41 287**	**+19.8%**
Provisions for general banking risks	**2004**	**2003**	**±%**
Total	25 734	23 686	+8.6%

Note 17| Subordinated liabilities

In 2002, NBG Finance Plc, a subsidiary of NBG, arranged a subordinated debt issue of € 750 million guaranteed by the parent bank. The amount raised forms part of Tier II capital.

Note 18| Hybrid (Tier I) capital

NBG Funding Ltd, a special purpose subsidiary of NBG established in 2003, has issued hybrid bonds worth € 832 million, of which € 350 million were issued in 2003 and € 482 million ($ 180 million) in 2004. These bonds count as Tier I capital.

In February 2005, NBG Funding issued another hybrid bond raising € 230 million.

Note 19| Equity

The movement for the Group equity is as follows:

€ million	Paid up capital	Share premium	Reserves	Retained earnings	Consolidation differences	Minority interests	Own shares	Total
Balance 31.12.03	**1 147.8**	**32.4**	**1 424.1**	**307.2**	**(446.3)**	**145.4**	**(179.3)**	**2 431.3**
Previous year's profit			(0.6)	(431.8)		0.2		**(432.2)**
Capitalized reserve L.3229/2004	344.3		(344.3)					**0.0**
Appropriation account			138.7	504.8		(21.3)		**622.2**
Gains from property revaluation L.2065/92			38.4					**38.4**
FX differences			(0.1)	(6.9)	0.1			**(6.9)**
Consolidation of subsidiaries using the equity method				10.7	(9.3)			**1.4**
(Purchase)/Sale of own shares							(26.2)	**(26.2)**
Increase in participations					(13.4)			**(13.4)**
Tax audit differences				(4.5)				**(4.5)**
Panwtokia			(15.2)					**(15.2)**
Valuation of subsidiaries' portfolio			(27.5)	(26.6)				**(54.1)**
Capitalisation tax			(10.6)					**(10.6)**
Other			(15.5)	7.4				**(8.1)**
Balance 31.12.04	**1 492.1**	**32.4**	**1 187.4**	**360.3**	**(468.9)**	**124.3**	**(205.5)**	**2 522.1**

Note 20| Interest receivable and similar income

€ thousands	**2004**	**2003**	**±%**
Interest income from interbank placements	1 443 005	1 158 574	+24.6%
Interest income from bonds	664 208	631 154	+5.2%
Interest income from loans	493 536	571 208	-13.6%
Other interest income	27 048	89 707	-69.8%
Total	**2 627 797**	**2 450 643**	**+7.2%**

Note 21| Interest payable and similar charges

€ thousands	**2004**	**2003**	**±%**
Interest on customer deposits	386 507	390 246	-1.0%
Interest on interbank deposits	519 260	542 929	-4.4%
Repos	173 980	182 094	-4.5%
Loan and deposit contributions	80 932	68 272	+18.5%
Other interest payments	48 355	33 794	+43.1%
Total	**1 209 034**	**1 217 335**	**-0.7%**

Note 22| Income from securities

€ thousands	**2004**	**2003**	**±%**
Dividend income from shares	12 017	9 265	+29.7%
Dividend income from participating interests	3 448	9 490	-63.7%
Dividend income from affiliated undertakings	1 571	3 947	-60.2%
Total	32 197	-	-

Note 23| Commissions receivable

€ thousands	**2004**	**2003**	**±%**
Retail [1]	184 334	165 745	+11.2%
Corporate [2]	83 095	68 461	+21.4%
Investment banking[3]	55 206	63 658	-13.3%
Asset management	42 231	37 554	+12.5%
Other [4]	109 879	103 167	+6.5%
Total	**474 745**	**438 585**	**+8.2%**

(1) Commissions on mortgages and consumer loans, credit cards and retail deposits.

(2) Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.

(3) Commissions on investment operations, custodian services, and brokerage

(4) Commissions on fund transfers, FX transactions and other intermediation charges.

Note 24| Commissions payable

€ thousands	2004	2003	±%
Consumer factoring	35 337	24 320	+45.3%
Credit cards	15 619	11 754	+32.9%
Brokerage	4 038	3 833	+5.3%
Other	21 937	19 698	+11.4%
Total	**76 931**	**59 605**	**+29.1%**

Note 25| Trading gains

€ thousands	2004	2003	±%
Bond trading and hedging	19 495	40 464	-51.8%
Derivatives trading	(505)	1 566	-132.2%
FX trading	37 012	32 045	+15.5%
Equity trading	67 871	33 412	+103.1%
Trading expenses	(3 231)	(4 295)	-24.8%
Total	**120 642**	**103 192**	**+16.9%**

Note 26| Other operating income

€ thousands	2004	2003	±%
Income from other activities & safe deposit box charges	5 015	6 051	-17.1%
Rentals	5 835	5 919	-1.4%
Third-party services	15 172	13 899	+9.2%
Total	**26 022**	**25 869**	**+0.6%**

Note 27| Depreciation of fixed assets

€ thousands	2004	2003	±%
Buildings	32 444	28 666	+13.2%
Furniture and electronic equipment	46 300	48 793	-5.1%
Machinery, transport and other tangibles	2 594	1 915	+35.5%
Software and other intangibles	47 329	35 488	+33.4%
Total	**128 667**	**114 862**	**+12.0%**

8.3 List of Bank's participation

Companies of the financial sector included in the consolidated financial statements of the NBG Group as at 31.12.2004
(€ thousands)

S/N	NAME	Bank's participation			Equity	Net profit/ (loss)	NBG's book value of shares	Group's book value of shares
		Direct	Indirect	Total				
1	National Investment S.A.	46.42%	-	46.42%	190 297	42 185	158 140	158 140
2	National Securities S.A.	100.00%	-	100.00%	22 789	7 740	18 170	18 170
3	Ethniki Kefalaiou S.A.	100.00%	-	100.00%	268 218	67 106	3 326	3 326
4	Diethniki S.A.	81.00%	19.00%	100.00%	14 116	22 724	11 029	11 176
5	National Management and Organization Co.	100.00%	-	100.00%	23 933	9 098	23 328	23 328
6	Ethniki Leasing S.A.	93.33%	6.67%	100.00%	34 740	3 505	29 055	29 348
7	Ethniki Mutual Find Management S.A.	100.00%	-	100.00%	1 083	(94)	1 175	1 175
8	Ethniki Venture Capital S.A.	-	100.00%	100.00%	1 600	634	-	271
9	National Regional Development Co. of Northern Greece	65.00%	-	65.00%	8 076	(284)	4 068	4 068
10	NBG Balkan Fund Ltd	100.00%	-	100.00%	218	38	500	500
11	NBG Greek Fund Ltd	100.00%	-	100.00%	8 274	(466)	15 000	15 000
12	ETEBA Emerging Markets Fund Ltd	100.00%	-	100.00%	109	(31)	147	147
13	ETEBA Estate Fund Ltd	100.00%	-	100.00%	109	(31)	147	147
14	ETEBA Venture Capital Management Company Ltd	100.00%	-	100.00%	17	23	18	18
15	NBG Bancassurance S.A.	99.70%	0.30%	100.00%	723	229	300	301
16	Atlantic Bank of New York	100.00%	-	100.00%	162 074	42 979	50 916	50 916
17	National Bank of Greece (Canada)	100.00%	-	100.00%	30 331	3 926	16 338	16 338
18	The South African Bank of Athens Ltd	91.41%	8.06%	99.47%	5 990	(927)	14 874	15 943
19	National Bank of Greece (Cyprus) LTD	100.00%	-	100.00%	64 578	4 652	39 655	39 655
20	National Securities Cyprus LTD	-	100.00%	100.00%	2	0	-	155
21	NBG Management Services Ltd	100.00%	-	100.00%	2 084	147	948	948
22	Stopanska Banka AD, Skopje	71.20%	-	71.20%	57 763	285	72 010	72 010
23	United Bulgarian Bank AD, Sofia	99.91%	-	99.91%	175 656	45 043	239 076	239 076
24	NBG International Ltd	100.00%	-	100.00%	22 268	1 311	9 928	9 928
25	NBG International Inc	-	100.00%	100.00%	654	(202)	-	8 721
26	NBGI Private Equity Ltd	-	100.00%	100.00%	160	28	-	142
27	NBG Finance Plc.	100.00%	-	100.00%	629	499	71	71
28	Interlease A.D. (Sofia)	87.50%	-	87.50%	4 576	3 229	941	941
29	ETEBA Bulgaria A.D.	92.00%	8.00%	100.00%	375	(8)	546	590
30	ETEBA Romania S.A.	100.00%	-	100.00%	367	12	879	879
31	ETEBA Advisory S.R.L.	-	100.00%	100.00%	(1)	(3)	-	89
32	NBGI Jersey Ltd	-	100.00%	100.00%	6	44	-	-
33	NBG Luxembourg Holding S.A.	94.67%	5.33%	100.00%	1 144	717	71	75
34	NBG Luxfinance Holding S.A.	94.67%	5.33%	100.00%	1 624	529	71	75
35	Innovative Ventures S.A. (I-VEN)	-	100.00%	100.00%	5 333	(189)	-	4 304
36	NBG Funding Ltd	100.00%		100.00%	99	62	10	10
37	Banca Romaneasca S.A.	90.87%	-	90.87%	22 240	6 839	33 719	33 719

8.4 Consolidated companies

Besides the Bank, the following financial sector companies are included in the Group's consolidated financial statements:

A/A	NAME	2000	2001	2002	2003	2004
1	NATIONAL SECURITIES SA	X	X	X	X	X
2	ETHNKIKI KEFALAIOU SA	X	X	X	X	X
3	DIETHNIKI SA	X	X	X	X	X
4	NATIONAL MANAGEMENT AND ORGANIZATION SA	X	X	X	X	X
5	ETHNIKI LEASING SA	X	X	X	X	X
6	ETHNIKI MUTUAL FUND MANAGEMENT SA	X	X	X	X	X
7	ETHNIKI VENTURE CAPITAL SA	X	X	X	X	X
8	NATIONAL REGIONAL DEVELOPMENT CO OF NOTHERN GREECE	X	X	X	X	X
9	NBG BALKAN FUND LTD	X	X	X	X	X
10	NBG GREEK FUND LTD	X	X	X	X	X
11	ETEBA EMERGING MARKETS FUND LTD	X	X	X	X	X
12	ETEBA ESTATE FUND LTD	X	X	X	X	X
13	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	X	X	X	X	X
14	NBG BANCASSURANCE SA	X	X	X	X	X
15	ATLANTIC BANK OF NEW YORK	X	X	X	X	X
16	NATIONAL BANK OF GREECE (CANADA)	X	X	X	X	X
17	THE SOUTH AFRICAN BANK OF ATHENS LTD	X	X	X	X	X
18	NATIONAL BANK OF GREECE CYPRUS SA	X	X	X	X	X
19	NATIONAL SECURITIES CYPRUS LTD (ETHNOSECURITIES)	X	X	X	X	X
20	NBG MANAGEMENT SERVICES LTD	X	X	X	X	X
21	STOPANSKA BANKA AD SKOPJE	X	X	X	X	X
22	UNITED BULGARIAN BANK	X	X	X	X	X
23	NBG INTERNATIONAL LTD	X	X	X	X	X
24	NBG INTERNATIONAL Inc	X	X	X	X	X
25	NBGI PRIVATE EQUITY LTD	X	X	X	X	X
26	NBG FINANCE Plc	X	X	X	X	X
27	INTERLEASE AD SOFIA	X	X	X	X	X
28	ETEBA BULGARIA AD	X	X	X	X	X
29	ETEBA ROMANIA SA	X	X	X	X	X
30	ETEBA ADVISORY SRL	X	X	X	X	X
31	NBG INTERNATIONAL JERSEY LTD		X	X	X	X
32	NBG LUXEMBOURG HOLDING SA			X	X	X
33	NBG LUXFINANCE HOLDING SA			X	X	X
34	INNOVATIVE VENTURES (I-VEN)			X	X	X
35	BANCA ROMANEASCA				X	X
36	NATIONAL INVESTMENT COMPANY SA [1]	X	X		X	X
37	NBG FUNDING LTD				X	X
38	ETEBA SA. [2]	X	X			
39	BANQUE NATIONALE DE GRECE (FRANCE) [3]	X	X			
40	NBG ASSET MANAGEMENT SAS			X	X	
41	NBG INTERNATIONAL ASSET MANAGEMENT SAS			X	X	
42	WORTHINGTON [4]	X				
43	GREEK SHIPOWNERS INVESTMENT CO [5]	X				

[1] consolidated under the equity method on 31.12.2002.

[2] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[3] Merged with the Bank through absorption according to the provisions of L. 2515/97.

[4] Dissolved in 2001.

[5] Absorbed by ETEBA in 2001.

The consolidated Group financial statements also include the following companies with the equity method:

1 ASTIR PALACE VOULIAGMENI SA
2 NATIONAL INSURANCE SA
3 NATIONAL REAL ESTATE SA
4 AGET CEMENT
5 PHOSPHATE FERTILIZERS SA
6 KADMOS SA
7 NBG TRAINING CENTRE SA
8 ASTIR ALEXANDROUPOLIS SA
9 GRAND HOTEL
10 ETHNODATA SA
11 LARKO
12 SIEMENS TELEVIOMICHANIKI SA
13 EVIOP TEMPO SA
14 "TEIRESIAS" SA
15 GREEK COUNTRYSIDE SA
16 SOCIAL SECURITIES FUNDS MANAGEMENT
17 LYKOS PAPERLESS SOLUTIONS SA
18 PELLA SA
19 PLANET ERNST & YOUNG

8.5 Intercompany transactions with National Bank of Greece S.A.

Name	Due	Owed	Income	Expense	Off-balance
NATIONAL INVESTMENT SA		34 462	735	261	
NATIONAL SECURITIES SA	3 135	5 852	4 105	564	23 731
ETHNIKI KEFALAIOU	5	895	247	192	29 287
DIETHNIKI SA MUTUAL FUND MANAGEMENT	14 901	3 584	19 862	231	5 000
NATIONAL MANAGEMENT & ORGANIZATION SA	3 348	14 678	650	64 880	
ETHNIKI LEASING SA	384 932	56 781	6 624	15	
ETHNIKI SA MUTUAL FUND MANAGEMENT		1 086		21	
ETHNIKI VENTURE CAPITAL SA	2	1 985	93	15	
NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE		6 381		142	
NBG BALKAN FUND	8	162		13	
NBG GREEK FUND		941		137	
ETEBA EMERGING MARKETS		109		1	
ETEBA ESTATE		109		1	
ETEBA VENTURE CAPITAL		17			
NBG BANCASSURANCE	779	2 413	709	28	
ATLANTIC BANK OF NEW YORK	196 727	904	603	331	4 879
NBG CANADA	565	389			
SOUTH AFRICAN BANK OF ATHENS	3 013	4 658	213	49	
NBG CYPRUS	70 831	96 504	1 118	3 011	17 300
STOPANSKA BANKA	113	561	44	22	250
UBB	1 222	3 189	3 089	473	2 000
NBG INTERNATIONAL	255	1 255		303	
NBG I INC				97	
NBG FINANCE	1 313	1 591 377		42 145	
INTERLEASE	73 605	730	2 839	13	165 719
ETEBA ROMANIA		1	33	129	
BANCA ROMANEASCA	34489	93	139	65	
I-VEN		4 062			
NBG FUNDING		82			
ACTION PLAN SA	1 000	32	54	821	
COSMOONE SA		22		2	
EVIOP TEMPO SA	43		8		
GRAND HOTEL SUMMER PALACE	5 126	236	213	3	
LYKOS PAPERLESS SOLUTIONS SA		23			
PLANET ERNST & YOUNG	3 695	61	222	40	
AGET CEMENT		42 411	539	265	
SOCIAL SECURITIES FUNDS MANAGEMENT		1 185		18	
ASTIR ALEXANDROUPOLIS SA	615	71			
ASTIR PALACE VOULIAGMENI SA	25 978	4 036			
PHOSPHATE FERTILIZERS SA	26 009		1 401		
DIAS INTERBANK SYSTEMS SA		115 080		935	
NATIONAL INSURANCE SA		77 853		9 053	
ETHNODATA SA		2 698	129	2 053	
ETHNOPLAN SA		784		1 045	
NBG TRAINING CENTRE SA	494	319	352	130	
PELLA SA			4		
ELSA SA	3 586	2	224		
KADMOS SA		160		16	
FTEROTOS ERMIS SA	2 390	1			
LARKO		901			
SIEMENS TELEVIOMICHANIKI SA		484	174	11	29 328
« TEIRESIAS » SA	211	423	43	1 399	
EBME (under liquidation)	5			6	
NATIONAL REAL ESTATE SA	6	26 208	47	506	
Total	823 912	2 071 788	44 513	129 442	277 494

9.Profile of Group Companies

9.1 Financial sector companies

ATLANTIC BANK OF NEW YORK (ABNY)

Headquartered in New York, this 100%-owned NBG subsidiary was established in 1953. ABNY ranks among the 20 largest commercial banks of New York offering a full range of commercial and retail banking services to its customers. Its network comprises 23 branches located in districts with a large Greek population (in New York and Boston). In addition, it controls 5 companies involved in leasing, franchising, real estate and insurance premium financing.

In 2004, ABNY grew its corporate portfolio while holding down operating expenses. This led to an improvement in performance relative to 2003 (2004: $ 58.5 million, 2003: $ 46.5 million).

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Thomas O' Brien	CEO
Agis Leopoulos	Board member
Ted Athanassiades	Board member
Irvin L. Cherashore	Board member
Robert McCabe	Board member
Danforth Newcomb	Board member
Carmine M. Tenga*	Board member
Helen Tsamadou	Board member
Francine C. Justa	Board member
Petros Sabatacakis	Board member

*Died on 7/2/2005

Key figures *(€ thousands)*(1)	**2004**	**2003**	**±%**
Assets	2 311 644	2 428 648	-4.8%
Equity	162 074	147 893	+9.6%
Share capital	5 713	6 162	-7.3%
Reserves	156 361	141 731	+10.3%
Interest and similar income	104 504	101 202	+3.3%
Profit before tax	42 979	36 055	+19.2%

(1) 2004: USD/€ 0.73416, 2003: USD/€

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	50 916

THE SOUTH AFRICAN BANK OF ATHENS (SABA)

SABA, headquartered in Johannesburg, South Africa, was set up in 1947 with a view to serving and supporting the business operations of the Greek community in the region. The NBG Group has a 99.5% direct holding in SABA's share capital.

SABA offers retail banking services in the four main metropolitan centers of South Africa (Durban, Cape Town, Johannesburg and Pretoria) through a network of 11 branches. During 2004, SABA continued to reduce its general administrative expenses (2004: ZAR 51.2 million, 2003: ZAR 55.3 million), while also improving net commission income (2004: ZAR 21.5 million, 2003: ZAR 16.3 million).

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Peter Stathoulis	Vice President
Hector Zarca	CEO
George Lanaras	Board member
Agis Leopoulos	Board member
Michael Oratis	Board member
Anthimos Thomopoulos	Board member
Constantine Othonaios	Board member
Geoffrey L. Ashmead	Board member
George Bizos	Board member

Key figures *(€ thousands)*[1]	**2004**	**2003**	**±%**
Assets	79 448	61 903	+28.3%
Equity	5 990	3 439	+74.2%
Share capital	1 206	845	+42.7%
Reserves	4 784	2 594	+84.4%
Interest and similar income	7 226	7 774	-7.0%
Profit before tax	(927)	(1 828)	-

(1) 2004: ZAR/€ 0.13004, 2003: ZAR/€ 0.12008

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	91.4%
NBG indirect participation (%)	8.1%
Book value of shares held by the Group	15 943

NATIONAL BANK OF GREECE (CYPRUS) LTD

National Bank of Greece (Cyprus) Ltd is a commercial bank headquartered in Nicosia. National Bank of Greece owns 100% of its share capital. The company offers a full range of banking services and products with a focus on the tourist industry. It runs a network of 25 branches, 6 FX bureaus and 30 ATMs located around the country.

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Ioannis Pechlivanidis	ΑντιPresident
Agis Leopoulos	Board member
Ioannis Tsitsiridis	Board member
Antis Triantafyllidis	Board member
Fanos Epifaniou	Board member
Takis Lefkaritis	Board member
Lazaros Konstantellos	Board member
Aleksandros Katsiouris	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	921 698	874 650	+5.4%
Equity	64 578	59 060	+9.3%
Share capital	39 655	39 224	+1.1%
Reserves	24 923	19 836	+25.6%
Interest and similar income	55 188	48 064	+14.8%
Profit before tax	4 652	8 380	-44.5%

(1) 2004: CYP/€ 1.72414, 2003: CYP/€ 1.70541

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	39 655

NATIONAL BANK OF GREECE CANADA

NBG Canada is a commercial bank headquartered in Montreal, Canada. The company was established in 1982 and offers a wide range of commercial and retail banking services, though its focus is on real estate financing. NBG Canada also conducts primary and secondary trading in Greek Government securities.

Following the sale of its Vancouver branch to West and Canadian Bank in February 2005, the company now runs a network of 10 branches. In 2004, the bank further improved the quality of its loan book, as well as growing its retail banking operations, thus generating growth in its consumer and mortgage credit outstandings by around 17% (2004: CAD 228.9 million, 2003: CAD 194.9 million). The company is 100%-owned by NBG.

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Nicholas Avgoustakis	CEO
Alexander Vasil	Board member
Byron Cavadias	Board member
Kenneth Matziorinis	Board member
John Dagonas	Board member
John Sotos	Board member
Perry Mazzanti	Board member
Agis Leopoulos	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	347 010	330 877	+4.9%
Equity	30 331	27 959	+8.5%
Share capital	11 269	11 396	-1.1%
Reserves	19 062	16 563	+15.1%
Interest and similar income	18 388	18 936	-2.9%
Profit before tax	3 925	4 121	-4.8%

(1) 2004: CAD/€ 0.60916, 2003: CAD/€ 0.61599

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	16 338

STOPANSKA BANKA AD

Stopanska Banka is a commercial bank headquartered in Skopje, Former Yugoslav Republic of Macedonia. In April 2000, NBG acquired 65% of Stopanska Banka's share capital while it now owns 71.2%. Stopanska is the largest bank in FYROM and offers retail banking services. Its network comprises 25 branches and 23 cash desks.

During the year, the restructuring program started to yield results. The growth in the loan book, particularly in the sphere of retail banking, coupled with improved loan quality and containment of operating expenses helped improve performance despite the economic and political instability of the country.

Το Δ.Σ. της τράπεζας σήμερα αποτελείται από τους:

Name	**Position**
Ioannis Pechlivanidis	President
Takis Arapoglou	Vice President
Agis Leopoulos	Board member
Lazaros Konstantellos	Board member
Antonios Karras	Board member
Vladimir Kandikjan	Board member
Maria Luisa Cicognani	Board member
Sita Ramaswami	Board member
Miodrag Panov	Board member

Key figures *(€ thousands)* [(1)]	2004	2003	±%
Assets	480 588	461 726	+4.1%
Equity	57 763	57 452	+0.5%
Share capital	58 752	58 788	-0.1%
Reserves	(989)	(1 336)	-
Interest and similar income	21 666	15 308	+41.5%
Profit before tax	285	107	+166.4%

(1) 2004: MKD/€ 0.01631, 2003: MKD/€ 0.01632

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	71.2%
NBG indirect participation (%)	-
Book value of shares held by the Group	72 010

BANCA ROMANEASCA

Banca Romaneasca is a commercial bank headquartered in Bucharest, Romania. It was founded in 1993, and in 2003 NBG acquired 81.7% of its share capital. At 31 December 2004, NBG had a 90.9% holding in the bank, and in February 2005 arranged an increase in Banca Romaneasca's share capital whereby it subsequently secured 97.1% ownership of the company. It has a network of 28 branches and provides a wide range of banking services and products with an emphasis on retail banking. In 2004, it commenced installation of Globus computer systems as part of its program to upgrade back-up functions.

The members of the company's BoD are as follows:

Name	Position
Ioannis Pechlivanidis	President
Takis Arapoglou	Vice President
Andreas – Theodoros Maragoudakis*	Vice President
Petru Rares	Board member
Agis Leopoulos	Board member
Elena Ioanitescu	Board member
Ion Stancu	Board member
Lazaros Konstantellos	Board member
Anastasios Lizos	Board member
Michael Ionnidis	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	216 794	160 780	+34.8%
Equity	22 240	17 317	+28.4%
Share capital	11 125	11 125	-
Reserves	11 115	6 192	+79.5%
Interest and similar income	26 593	18 738	+41.9%
Profit before tax	6 838	4 068	+68.1%

(1) 2004: ROL/€ 0.000025, 2003: ROL/€ 0.000025

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	90.9%
NBG indirect participation (%)	-
Book value of shares held by the Group	33 719

UNITED BULGARIAN BANK (UBB)

UBB is a commercial bank headquartered in Sofia, Bulgaria. The company was established in 1993 following the merger of 22 Bulgarian banks, and in July 2000 NBG acquired 89.9% of its share capital. In 2004, NBG acquired a further 10% holding in the bank from the European Bank for Reconstruction and Development, thus raising its participation to 99.9%.

During the past year, the launch of new mortgage and consumer lending products generated twofold growth in the retail loan portfolio, while corporate lending also experienced substantial growth. UBB is working closely alongside NBG's branch in Sofia and the Group's other subsidiary located there (Interlease) for the development of the Group's operations in the Bulgaria.

The members of the company's BoD are as follows:

Name	**Position**
Ioannis Pechlivanidis	President
Takis Arapoglou	Vice President
Agis Leopoulos	Board member
Alexandros Tourkolias	Board member
Christos Katsanis	Board member
Anthimos Thomopoulos	Board member
Stilian Vatev	Board member
Radka Toncheva	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	1 135 924	924 821	+22.8%
Equity	175 656	151 877	+15.7%
Share capital	38 838	38 843	-
Reserves	136 818	113 034	+21.0%
Interest and similar income	75 421	56 611	+33.2%
Profit before tax	45 043	39 728	+13.4%

(1) 2004: BGN/€ 0.51127, 2003: BGN/€ 0.51133

Relationship with NBG (€ thousands)	**2004**
Dividends received by NBG	11 244
NBG direct participation (%)	99.9%
NBG indirect participation (%)	-
Book value of shares held by the Group	239 076

INTERLEASE AD

Interlease was established in Bulgaria in 1995. The Bank owns 87.5% of its share capital. The company offers primarily industrial equipment leasing services and enjoys a leading presence in Bulgaria (its market share exceeds 80%). In 2002, it established Interlease auto, a fully owned subsidiary specializing in car leasing with a view to penetrating this market.

The number of new leasing agreements tripled in 2004, leading to a doubling of pre-tax profits.

The members of the company's BoD are as follows:

Name	**Position**
Agis Leopoulos	President
Nikolaos Koutsos	Board member
Teodor Marinov	Board member
Christos Katsanis	Board member
Demetrios Bilinis	Board member
Bojidar Danev	Board member
Stilian Vatev	Board member
George Grigoropoulos	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	86 309	57 213	+51.0%
Equity	4 576	1 968	+132.5%
Share capital	1 777	1 777	-
Reserves	2 799	191	+1365.4%
Profit before tax	3 229	1 621	+99.2%

(1) 2004: BGN/€ 0.51127, 2003: BGN/€ 0.51133

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	87.5%
NBG indirect participation (%)	-
Book value of shares held by the Group	941

NBG INTERNATIONAL Limited

NBG International, headquartered in London and 100% owned by the NBG Group, represents the international investment-banking arm of the Group. The company was set up in 1996 to further expand the Group's investment banking activities abroad. It works alongside foreign financial institutions to raise funds for Greek customers while it also assists foreign investors in making placements in Greek stocks and bonds.

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Pavlos Stellakis	CEO
Alexandros Tourkolias	Board member
John North	Board member

Key figures *(€ thousands)* (1)	**2004**	**2003**	**±%**
Assets	23 864	25 935	-8.0%
Equity	22 268	21 205	+5.0%
Share capital	9 928	9 932	-
Reserves	12 340	11 273	+9.5%
Profit before tax	1 311	4 947	-73.5%

(1) 2004: GBP/€ 1.41834, 2003: GBP/€ 1.41884

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	9 928

NBGI JERSEY LTD

It was founded in 2000 by NBG International and is based in London. It is engaged in the management of venture capital funds.

The members of the company's BoD are as follows:

Name	Position
Nicholas Forbes Walker	Board member
Gordon Peter Angus	Board member
Louise Bracken Smith	Board member
Alistair James Rothwell	Board member

Key figures *(€ thousands)* (1)	**2004**	**2003**	**±%**
Assets	6	6	-
Equity	6	(32)	-
Share capital	0	0	-
Reserves	6	(32)	-
Profit before tax	44	(2)	-

(1) 2004: USD/€ 0.73416, 2003: USD/€ 0.79177

Relationship with NBG (€ thousands)	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	-

NBGI PRIVATE EQUITY LTD

It was founded in 2000 by NBG International and is based in London. The company is engaged in the management of venture capital funds amounting to € 265 million, which it invests in private SMEs established in the UK and Western Europe.

The members of the company's BoD are as follows:

Name	Position
Pavlos Stellakis	President και CEO
John North	Board member
Mark Owen	Board member
Howard Jennings	Board member
Richard Mortley	Board member

Key figures (*€ thousands*) (1)	2004	2003	±%
Assets	756	529	+42.9%
Equity	160	139	+15.1%
Share capital	142	142	-
Reserves	18	(3)	-
Profit before tax	28	4	+600.0%

(1) 2004: GBP/€ 1.41834, 2003: GBP/€ 1.41884

Relationship with NBG (*€ thousands*)	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	142

NBGI Inc

A fully owned subsidiary of NBG International, this company was founded in 2000 and is headquartered in New York. NBGI Inc. is the holding company of NBG Asset Management and NBG Securities. Through NBG International, the Group owns the company's entire share capital.

The members of the company's BoD are as follows:

Name	Position
Pavlos Stellakis	President
Thomas O´Brien	Board member
Mark D. Klein	Board member
George R. Schinkel	Board member

Key figures *(€ thousands)* [1]	**2004**	**2003**	**±%**
Assets	754	892	-15.5%
Equity	654	800	-18.3%
Share capital	5 463	5 780	-5.5%
Reserves	(4 809)	(4 980)	-
Profit before tax	(202)	(270)	-

(1) 2004: USD/€ 0.73416, 2003: USD/€ 0. 79177

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	8 721

NBG FINANCE PLC

NBGF, 100% owned by National Bank of Greece, was established in 1997 and is headquartered in London. At 31 December 2004, it had issued subordinated debt totaling € 1 582 million, of which € 832 million were covered by NBG Funding Ltd. In February 2005, it issued further subordinated debt totaling € 230 million, again covered by NBG Funding Ltd.

The members of the company's BoD are as follows:

Name	Position
Efstratios Chatzigiannis	President
John North	Board member, CFO
Demetrios Vassilakos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 592 746	1 105 444	+44.1%
Equity	629	280	+124.6%
Share capital	94	94	-
Reserves	535	186	+187.6%
Interest and similar income	42 148	31 965	+31.9%
Profit before tax	499	222	+124.8%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	71

NBG FUNDING LTD

NBG Funding was founded in the UK in 2003 for the purpose of raising Tier I capital. At 31 December 2004, the company had issued debt totaling € 832 million. In February 2005, it issued additional bonds amounting to € 230 million.

The members of the company's BoD are as follows:

Name	Position
Ioannis Kyriakopoulos	Board member
Constantine Othonaios	Board member

Demetrios Vassilakos	Board member
Nicholas Walker	Board member
G. Agnus	Board member
A. Rothwell	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	840 410	353 059	+138.0%
Equity	99	37	+167.6%
Share capital	10	10	-
Reserves	89	27	+229.6%
Profit before tax	62	27	+129.6%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	10

NATIONAL MANAGEMENT AND ORGANIZATION COMPANY (ETHNOKARTA)

Ethnokarta, headquartered in Athens, was set up in 1971 by NBG and is 100% owned by it. Its activities include the organization, monitoring and development of activities relating principally to consumer lending and, in particular, credit cards issued or represented by NBG (MasterCard, and Visa), and the granting of personal and consumer loans.

Ethnokarta has entered into agreements with various other companies for the promotion and issue of branded credit cards (affinity cards).

The members of the company's BoD are as follows:

Name	Position
Ioannis Pechlivanidis	President
Anthimos Thomopoulos	AvτιPresident
Ioannis Filos	Board member
Demetrios Pavlakis	Board member
Demetrios Vrailas	Board member
Aikaterini Giannakopoulou	Board member
Ioannis Mourgelas	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	39 280	35 491	+10.7%
Equity	23 933	19 405	+23.3%
Share capital	19 869	19 869	-
Reserves	4 064	(464)	-
Profit before tax	9 098	2 594	+250.7%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	23 328

ETHNIKI LEASING SA

Ethniki Leasing SA, headquartered in Athens, was established in 1990 by ETEBA, Crédit Lyonnais, Slibail International and Banque Francohellénique. NBG gradually acquired the shareholdings of the other companies, and today owns 100% of the share capital of the company. Ethniki Leasing, in collaboration with the Bank, offers fixed asset leasing services for professional use by individuals and companies.

The growth in assets and profits reflect clearly the € 14.5 million increase in turnover during the year (2% growth in contracts and 13% growth in value).

The members of the company's BoD are as follows:

Name	Position
Andreas Vranas	President
Alexandros Tourkolias	Vice President-CEO
Petros Fourtounis	Board member
Demetrios Nikolaos Tzinis Kladis	Board member
Theofanis Panagiotopoulos	Board member
Demetrios Dimopoulos	Board member
Panagiotis Psimitis	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	433 857	264 996	+63.7%
Equity	34 740	32 535	+6.8%
Share capital	26 415	26 415	-
Reserves	8 381	6 120	+36.9%
Profit before tax	3 505	2 539	+38.0%

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	93.3%
NBG indirect participation (%)	6.7%
Book value of shares held by the Group	29 348

NATIONAL SECURITIES SA

The company, headquartered in Athens and 100% owned by the NBG Group, was established in 1990. It offers a full range of brokerage services covering the Athens Exchange and the ADEX. It also offers underwriting, consultancy services, and institutional investor portfolio management.

During 2004, it increased its market share (2004: 12%, 2003: 11.5), ranking it among the market leaders.

The members of the company's BoD are as follows:

Name	Position
Ioannis Katsouridis	President - CEO
Petros Christodoulou	Vice President
Agis Leopoulos	Board member
Constantinos Stavridis	Board member
Ioannis Avgoustis	Board member

Vasilios Doultsinos	Board member
Maria Mizithra	Board member
Nikolaos Papadopoulos	Board member
Efthimios Louziotis	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	253 148	282 385	-10.4%
Equity	22 789	23 539	-3.2%
Share capital	6 986	6 986	+0.0%
Reserves	15 803	16 553	-4.5%
Profit before tax	7 740	8 777	-11.8%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	3 004
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	18 170

NATIONAL INVESTMENT COMPANY SA

The company, set up in 1980 and headquartered in Athens, is listed on the Athens Exchange. Its sole activity is securities portfolio management. The NBG Group owns directly 46.4% of its share capital. In 2004, the company achieved improved results on the back of a recovery in the capital markets.

The members of the company's BoD are as follows:

Name	Position στο Δ.Σ.
Andreas Vranas	President
Nikolaos Bertsos	CEO
Paul Mylonas	ΑντιPresident
George Kontomaris	Board member
Ioannis Kyriakopoulos	Board member
Ioannis Theodorakis	Board member
Helias Zisis	Board member
Vasilios Vasilaras	Board member
Demetrios Karaiskos	Board member
Ioannis Zervas	Board member
Antonis Kaminaris	Board member

Key figures (€ thousands) *(€ thousands)*	2004	2003	±%
Assets	211 312	178 942	+18.1%
Equity	190 297	168 560	+12.9%
Share capital	166 380	166 380	-
Reserves	23 917	2 180	+997.1%
Profit before tax	42 185	12 537	+236.5%

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	3 607
NBG direct participation (%)	46.4%
NBG indirect participation (%)	-
Book value of shares held by the Group	158 140

DIETHNIKI MUTUAL FUND MANAGEMENT

Diethniki, headquartered in Athens and 100% owned by the NBG Group, was established in 1972. Diethniki markets and manages mutual funds that invest in Greece.

It manages all the mutual funds bearing the "Delos" brand name and offers products either through direct funds or in combination with investment accounts. The company's products are marketed through the branch network of NBG and the branches and agents of Ethniki Insurance.

In 2004, Diethniki's market share increased (2004: 27%, 2003: 25%), ranking it among the market leaders in Greece.

The members of the company's BoD are as follows:

Name	Position
Nikolaos Bertsos	President
Ioannis Filos	A' αντ/δρος
Ioannis Kyriakopoulos	Board member
Agesilaos Karabelas	Board member
Constantinos Othonaios	Board member
George Kotsoridis	Board member
George Laggas	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	54 148	47 005	+15.2%
Equity	14 116	10 307	+37.0%
Share capital	600	600	-
Reserves	13 516	9 707	+39.2%
Profit before tax	22 724	18 072	+25.7%

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	3 240
NBG direct participation (%)	81.0%
NBG indirect participation (%)	19.0%
Book value of shares held by the Group	11 176

NATIONAL MUTUAL FUND MANAGEMENT

National MF Management, headquartered in Athens and 100% owned by the NBG Group, was established in 1993. The company markets and manages fixed-income mutual funds designed to support business growth.

The members of the company's BoD are as follows:

Name	Position
Nikolaos Bertsos	President και CEO
Ioannis Kyriakopoulos	ΑντιPresident
Demetrios Goumas	Board member
George Laggas	Board member
Demetrios Paschaligos	Board member
George Kontomaris	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 087	1 181	-8.0%
Equity	1 083	1 178	-8.1%
Share capital	1 172	1 172	+0.0%
Reserves	(89)	6	-
Profit before tax	(94)	(15)	-526.7%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 175

NBG BANCASSURANCE

The company was established in 1998 in Athens. It provides insurance and reinsurance services and the evaluation of insurance contracts, especially in relation to the provision of housing loans.

The members of the company's BoD are as follows:

Name	Position
Stefanos Avgouleas	President
Alexandros Tourkolias	Vice President
Theodoros Stathis	CEO
Aikaterini Giannakopoulou	Board member
Miltiadis Stathopoulos	Board member
Evaggelos Sofos	Board member
Antonios Marketos	Board member
George Ganas	Board member
Anastasios Pagonis	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	5 356	7 173	-25.3%
Equity	723	1 069	-32.4%
Share capital	300	300	-
Reserves	423	769	-45.0%
Profit before tax	229	1 543	-85.2%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	997
NBG direct participation (%)	99.7%
NBG indirect participation (%)	0.3%
Book value of shares held by the Group	301

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE SA VENTURE CAPITAL

The company, today headquartered in Thessaloniki, was set up in 1994 at the instigation of National Bank of Greece via its subsidiary ETEBA, with the participation of Commercial Bank of Greece, Ionian Bank, Thrace Paper Mills SA and Mihaniki SA. The holding of Ionian Bank now belongs to Alpha Bank. Its business objective was to provide advice on matters concerning economic development in Northern Greece, with an emphasis on business plans for investment subsidies, company viability studies and the preparation of plans for participation in EU projects. Since 1998, the company has been involved in venture capital activities under L.2967/95. The Bank owns 65% of the company's share capital. Since the NBG Group, as well as the other bank-shareholders, is already active in venture capital activities via its other subsidiaries, it was decided, as of 14 January 2005, to liquidate the company.

The liquidators of the company are:

Name	
Sotiris Fasoulkas	Liquidator
Petros Daskaleas	Liquidator
Efstratios Kordoulas	Liquidator

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	8 082	8 492	-4.8%
Equity	8 076	8 361	-3.4%
Share capital	5 870	5 870	-
Reserves	2 206	2 491	-11.4%
Profit before tax	(284)	37	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	45
NBG direct participation (%)	65.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	4 068

ETHNIKI KEFALAIOU SA

The company, 100% owned by NBG, was established in 1991 and is headquartered in Athens. Its primary activity is to facilitate the liquidation of various assets held by the Bank. It manages assets (mainly real estate and securities) and liabilities (with an emphasis on the liquidation of disputed balances). It is also involved in the liquidation of companies in accordance with the provisions of Article 46a of L.1892/90.

In 2004, performance improved, mainly due to the rise in stock prices on the Athens Exchange, while earnings from sale of real estate reached € 12.6 million.

The members of the company's BoD are as follows:

Name	Position
Anthimos Thomopoulos	President
Agesilaos Karabelas	Vice President
Athanasios Kaliviotis	CEO
Panagiotis Kontogiannis	Board member
Ioannis Loggakis	Board member
Alexandros Stavrou	Board member
Achilleas Milonopoulos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	278 550	227 551	+22.4%
Equity	268 218	198 786	+34.9%
Share capital	55 824	55 824	-
Reserves	212 394	142 962	+48.6%
Profit before tax	67 106	40 702	+64.9%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	26 890
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	3 326

ETHNIKI VENTURE CAPITAL MANAGEMENT SA

The company, headquartered in Athens, was established in 1999, though its business operations effectively began in 2000. It belongs to NBG International, which owns its entire share capital. The company provides financial advice on investment (in shares and other securities) locally and abroad. The company has taken over responsibility for managing the Group's venture capital activities in Greece, the wider SE European region, and those parts of western Europe where Greek businesses are active. Besides offering services to two Group entities that operate as offshore funds in Cyprus, i.e. NBG Greek Fund and NBG Balkan Fund, the company offers consulting services to four other investment firms of the Group, NBG Technology Fund (the only fund in Greece aimed at high-tech investment, jointly with Microsoft), NBG Emerging Europe Fund (to which the investments of NBG Balkan Fund have been transferred), the Turkish Private Equity Fund, and NBG Greek Private Equity Fund, which was set up in 2004. Ethniki Venture Capital Management examines investment potential in all business sectors (with the exception of shipping and real estate), focusing on high-tech industries where there are substantial margins for expansion and a need for high-risk funds.

In seeking out and assessing investment opportunities the company collaborates with other Group companies, and the Credit Centers. Ethniki Venture Capital Management aims to become a leading force in the venture capital market in Greece and SE Europe in general.

The members of the company's BoD are as follows:

Name	Position
Pavlos Stellakis	President
Leonidas Tsibouris	Board member-Gen. Manager
Petros Drakopoulos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	2 157	2 085	+3.5%
Equity	1 601	1 188	+34.8%
Share capital	293	293	-
Reserves	1 308	895	+46.1%
Profit before tax	634	412	+53.9%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	271

NBG BALKAN FUND

The company operates in the venture capital market and is headquartered in Nicosia, Cyprus. It was established jointly by NBG and ETEBA in 1998 under the name ETEBA Balkan Fund Ltd. In 1999, it was renamed NBG Balkan Fund. Its objective has been the investment of funds in all types of business activity in the Balkans, Eastern Europe and the East Mediterranean. The Bank has decided to wind up the company, and its investments are being transferred to NBG Emerging Europe Fund.

The members of the company's BoD are as follows:

Name	Position
Pavlos Stellakis	President
Petros Fronistas	Board member
George Kotsoridis	Board member
George Laggas	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	238	14 356	-98.3%
Equity	218	14 352	-98.5%
Share capital	500	14 673	-96.6%
Reserves	(282)	(321)	-
Profit before tax	38	(289)	-

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	500

NBG GREEK FUND

The company is active in the venture capital market and is headquartered in Nicosia, Cyprus. It was set up jointly by NBG and ETEBA in 1998 under the name ETEBA Greek Fund Ltd. In 1999, it was renamed NBG Greek Fund. It focuses on investing funds in non-listed Greek companies. It invests primarily in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds.

The members of the company's BoD are as follows:

Name	Position
Ioannis Tsitsiridis	Board member
Panagiotis Kinanis	Board member
Helen Kinani	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	8 293	38 756	-78.6%
Equity	8 274	37 762	-78.1%
Share capital	15 000	44 021	-65.9%
Reserves	(6 726)	(6 259)	-
Profit before tax	(466)	(3 818)	-

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	100%
NBG indirect participation (%)	-
Book value of shares held by the Group	15 000

INNOVATIVE ENTERPRISES SA

The company, headquartered in Athens, was established in 2002 by Ethniki Venture Capital SA. It selects and supports innovative business plans by participating in the share capital of companies up to the sum of € 300K. These funds can cover the initial operating requirements, support market research and develop new products and services. The ultimate aim of Innovative Enterprises is to achieve gains via the sale of its participation in such enterprises.

The members of the company's BoD are as follows:

Name	Position
Leonidas Tsibouris	President
George Koukouzelis	Vice President
Thomas Skaperdas	CEO
Spiridon Trachanis	Board member
Pavlos panagiotakos	Board member

Key figures (€ thousands)	2004	2003	±%
Assets	5 405	5 642	-4.2%
Equity	5 333	5 523	-3.4%
Share capital	4 400	4 400	-
Reserves	933	1 123	-16.9%
Profit before tax	(189)	(442)	-

Relationship with NBG (€ thousands)	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	4 304

ETEBA ROMANIA SA

ETEBA Romania was established in 1996 under the name S.C. Top Invest SA with the object of offering investment services. In 1999, it was taken over by ETEBA. It is headquartered in Bucharest and offers a wide range of investment activities. It is active, inter alia, in buying and selling securities on its own behalf and on behalf of third parties, in underwriting the placement of securities from primary and secondary issues, agency and broking services, the custody of funds and/or securities, the execution of orders in relation to the securities, the management of personal securities portfolios, market making and the distribution of investment funds.

The members of the company's BoD are as follows:

Name	Position
Dimitrios Goumas*	President
Aikaterini Maridaki	Board member
Ioannis Katsouridis	Board member
George Laggas	Board member
Vassilios Doultsinos	Board member
Antonios Sirkas	Board member
Aggeliki Diamanti	Board member

*(resigned on 9.2.2005)

Key figures *(€ thousands)* [(1)]	**2004**	**2003**	**±%**
Assets	476	569	-16.3%
Equity	367	271	+35.4%
Share capital	402	530	-24.2%
Reserves	(35)	(259)	-
Profit before tax	12	(52)	-

(1) 2004: ROL/€ 0.000025, 2003: ROL/€ 0.000025

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	879

ETEBA ADVISORY SRL

The company was set up in 2000 and is headquartered in Bucharest, Romania. It is a subsidiary of ETEBA Romania and offers advisory services on investment activities that are not directly related with the stock exchange. The company is currently in the process of liquidation.

Key figures *(€ thousands)* [(1)]	**2004**	**2003**	**±%**
Assets	1	2	-50.0%
Equity	(1)	1	-200.0%
Share capital	89	89	-
Reserves	(90)	(88)	-
Profit before tax	(3)	(6)	-

(1) 2004: ROL/€ 0.000025, 2003: ROL/€ 0.000025

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	89

ETEBA BULGARIA SA

The company was established in 1999 in Sofia, Bulgaria. Its principal activity is to provide a full range of investment banking services.

The company is currently undergoing liquidation, and its operations have been transferred to UBB, NBG's principal subsidiary in Bulgaria.

Key figures (€ thousands) [1]	2004	2003	±%
Assets	109	2 936	-96.3%
Equity	109	2 928	-96.3%
Share capital	147	2 935	-95.0%
Reserves	(38)	(7)	-
Profit before tax	(31)	1	-

(1) 2004: BGN/€ 0.51127, 2003: BGN/€ 0.51133

Relationship with NBG (€ thousands)	2004
Dividends received by NBG	-
NBG direct participation (%)	92.0%
NBG indirect participation (%)	8.0%
Book value of shares held by the Group	590

ETEBA ESTATE FUND LTD

Established in 1998 by ETEBA, ETEBA Estate Fund Ltd is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, Eastern Europe and the East Mediterranean with a focus on tourism and property development. The company is currently in the process of liquidation.

Key figures (€ thousands)	2004	2003	±%
Assets	109	2 936	-96.3%
Equity	109	2 928	-96.3%
Share capital	147	2 935	-95.0%
Reserves	(38)	(7)	-
Profit before tax	(31)	1	-

Relationship with NBG (€ thousands)	2004
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	147

ETEBA EMERGING MARKETS FUND LTD

The company was established in 1998 by ETEBA and is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, Eastern Europe and the East Mediterranean, and specialize in high-tech and telecommunications industries. The company is currently in the process of liquidation.

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	109	2 936	-96.3%
Equity	109	2 928	-96.3%
Share capital	147	2 935	-95.0%
Reserves	(38)	(7)	-
Profit before tax	(31)	1	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	147

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

The company was established in 1998 by ETEBA. It is based in Nicosia, Cyprus, and is active in the management and investment decisions for the two funds that are located in Cyprus (ETEBA Emerging Market Funds Ltd and ETEBA Estate Fund Ltd). The company is currently in the process of liquidation.

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	17	2	+750.0%
Equity	17	(6)	-383.3%
Share capital	18	18	-
Reserves	(1)	(23)	-
Profit before tax	23	(1)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	18

NBG LUXEMBOURG HOLDING S.A.

The company, established in 2001, is headquartered in Luxembourg. It manages the mutual funds of NBG International Funds-SICAV, a line of umbrella funds that invest in foreign securities.

The members of the company's BoD are as follows:

Name	Position
George Papoutsis	President
Ioannis Katsouridis	Board member
Demetrios Papaioannou	Board member
Evaggelos Sofos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 434	569	+152.0%
Equity	1 144	427	+167.9%
Share capital	75	75	-
Reserves	1 069	352	+203.7%
Profit before tax	717	246	+191.5%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	94.7%
NBG indirect participation (%)	5.3%
Book value of shares held by the Group	75

NBG LUXFINANCE HOLDING S.A.

The company, established in 2001, is headquartered in Luxembourg. It manages the mutual funds of NBG Synesis Funds-SICAV, a line of umbrella funds that invest in foreign securities.

The members of the company's BoD are as follows:

Name	Position
George Papoutsis	President
Ioannis Katsouridis	Board member
Demetrios Papaioannou	Board member
Evaggelos Sofos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 778	1 281	+38.8%
Equity	1 624	1 095	+48.3%
Share capital	75	75	-
Reserves	1 549	1 020	+51.9%
Profit before tax	529	482	+9.8%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	94.7%
NBG indirect participation (%)	5.3%
Book value of shares held by the Group	75

NBG MANAGEMENT SERVICES

This company was established in 2000 in Nicosia, Cyprus. It provides management services to the rest of the Group companies.

The members of the company's BoD are as follows:

Name	Position
Agis Leopoulos	Board member
Lazaros Konstantellos	Board member

Stelios Triantafyllidis	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	2 097	1 984	+5.7%
Equity	2 084	1 943	+7.3%
Share capital	75	75	-
Reserves	2 009	1 868	+7.5%
Profit before tax	147	865	-83.0%

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	948

NATIONAL SECURITIES CYPRUS

The company was established in 1998 and is headquartered in Nicosia. It operates under the legal framework applicable to member companies of the Cyprus Stock Exchange (CSE). The company provided a full range of brokerage services as well as underwriting services for companies seeking listing on the CSE.

The company is currently undergoing liquidation and its operations have been transferred to NBG Cyprus.

Key figures *(€ thousands)* [1]	2004	2003	±%
Assets	0	2	-
Equity	0	2	-
Share capital	0	2	-
Reserves	0	0	-
Profit before tax	0	0	-

(1) 2003: CYP/€ 1.70541, 2002: CYP/€ 1.74471

Relationship with NBG *(€ thousands)*	2003
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	155

9.2 Companies of the non-financial sector consolidated under the equity method

ETHNIKI HELLENIC GENERAL INSURANCE SA

The company was established in 1891 in Athens. The direct and indirect participation of National Bank of Greece in its equity amounts to 76%. Ethniki Insurance is the Group's representative in the domestic insurance market. It issues policies covering a wide range of risk (life, health, fire, calamity, credit, aircraft, hull and cargo) and enjoys strong reinsurance backup via world-class companies active principally in Europe.

The company offers its products through a network of 50 branches, 124 insurance offices and 925 insurance brokers located throughout the country. According to the latest statistics, the market share of Ethniki Insurance in the general insurance and life sectors was 16% and 14% respectively.

In view of the company's expansion in SE Europe, it set up jointly with NBG Cyprus two subsidiaries in Cyprus active in the life and general insurance sectors respectively. At the same time, the company is active in Romania via Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta SA, in which it holds a majority stake.

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President
Doukas - Pavlos Palaiologos	A' Vice President - CEO
Anthimos Thomopoulos	B' Vice President
Spiridon Leftheriotis	General Manager
Anastasios Pagonis	Board member
Ioannis Filos	Board member
Vassilios Panagiotopoulos	Board member
Ioannis Kollias	Board member
Petros Mitsouras	Board member
Vassilios Fourlis	Board member
Nikolaos Theocharakis	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 632 834	1 590 481	+2.7%
Equity	275 795	271 719	+1.5%
Share capital	215 178	114 762	+87.5%
Reserves	60 617	156 957	-61.4%
Profit before tax	11 879	17 250	-31.1%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	6 541
NBG direct participation (%)	76.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	332 689

ETHNIKI GENERAL INSURANCE LIFE (CYPRUS) Ltd

Established in 2000 by Ethniki Insurance (89.1% holding) and National Bank of Greece (10.9% holding), this company is headquartered in Cyprus. It launched operations on 1 January 2001 in the field of life insurance and related business. As of 1 January 2001, the company has been active in the fields of vehicle, fire, transport, employer civil liability, and personal injury insurance. It runs a network of 60 insurance agents and 25 insurance advisors.

The members of the company's BoD are as follows:

Name	Position
Doukas – Pavlos Palaiologos	President
Michael Tagaroulias	Vice President
Ioannis Tsitsiridis	Board member
Anastasios Pagonis	Board member
Evaggelos Dimitrakakis	Board member
Kikis Kiriakidis	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	29 596	26 604	+11.2%
Equity	6 695	6 431	+4.1%
Share capital	6 233	6 233	-
Reserves	462	198	+133.3%
Profit before tax	167	(383)	-

(1) 2004: CYP/€ 1.72414, 2003: CYP/€ 1.70541

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	70.9%
Book value of shares held by the Group	5 153

ETHNIKI GENERAL INSURANCE (CYPRUS) Ltd

The company was established in 2000. The company's act of establishment is listed under Company Law chapter 113, and it is listed in the Register of Public Limited Companies under no. 109043. As of 1 January 2001, the company has been active in life insurance and related business. It runs a network of 5 branches in the main urban centers of Cyprus (two in Nicosia, and one in Limassol, Paphos and Larnaca), 60 insurance agents, and 25 insurance advisors.

The members of the company's BoD are as follows:

Name	Position
Doukas – Pavlos Palaiologos	President
Michael Tagaroulias	Vice President
Ioannis Tsitsiridis	Board member
Anastasios Pagonis	Board member
Evaggelos Dimitrakakis	Board member
Kikis Kiriakidis	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	10 730	9 094	+18.0%
Equity	2 285	1 933	+18.2%
Share capital	2 243	2 263	-0.9%
Reserves	42	(330)	-
Profit before tax	347	(245)	-

(1) 2004: CYP/€ 1.72414, 2003: CYP/€ 1.70541

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	70.9%
Book value of shares held by the Group	2 243

GARANTA S.A.

Established in 2000 by Ethniki Insurance (89.1% holding) and National Bank of Greece (10.9% holding), this company is headquartered in Cyprus. It launched business on 1 January 2001 in the area of life insurance and related operations.

The members of the company's BoD are as follows:

Name	Position
Doukas Palaiologos	President
Elena Petculoscu	Vice President
Constantinos Argiropoulos	Board member
Evaggelos Karalekas	Board member
George Dalianis	Board member
Joan Valvis	Board member
Maria Masul	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	16 123	8 667	+86.0%
Equity	2 099	865	+142.7%
Share capital	5 459	3 528	+54.7%
Reserves	(3 360)	(2 663)	-
Profit before tax	(562)	(104)	-

(1) 2004: ROL/€ 0.000025, 2003: ROL/€ 0.000025

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	93.3%
Book value of shares held by the Group	2 635

AUDATEX HELLAS S.A.

The company, established in 1997, is based in Athens. It provides computerized estimating services for vehicle damages in Greece. The company has the exclusive rights to use the

Audatex information system used by Audatex Switzerland to issue objective assessments electronically. NBG has a 70% indirect holding in the company via Ethniki Insurance.

The members of the company's BoD are as follows:

Name	Position
Anastasios Pagonis	President
Ioannis Pavlidis	Vice President
Kyriakos Paravantis	CEO
Demetrios Patras	Board member
Demetrios Tatarakis	Board member
George Skourtis	Board member
Michael Gogouvitis	Board member
Constantinos Makris	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	1 629	1 461	+11.5%
Equity	1 536	1 387	+10.7%
Share capital	1 468	1 468	-
Reserves	68	(81)	-
Profit before tax	149	171	-12.9%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	70.0%
Book value of shares held by the Group	971

ETHNIKI REAL ESTATE

The company was set up in 1905 in Athens in order to establish, construct and utilize general warehouses in Greece and to participate in sectors relevant to its main activity, i.e. receiving, storing and managing goods, issuing storage titles, and so on. The Company has branches in various locations around the country, with central warehouses in Athens, Piraeus, Thessaloniki, Volos and Skydra, and modern storage facilities in Magoula, Attica, which are regularly expanded and upgraded. Since May 2000, the company's goals were broadened so as to enable it to buy, sell and utilize real estate, for which purpose it acquired four other Group companies operating in the same business area: Hellenic Tourist Constructions S.A., Mortgage Tourist Protypos S.A., Dionysos S.A., and EKTENEPOL Construction Company. NBG directly holds 79.6% of National Real Estate's share capital. In 2004, the company posted a 7.4% increase in turnover (from € 13.8 million in 2003 to € 14.8 million in 2004) and an average 87.5% utilization of its total storage space. It is estimated that the company has a 50% market share (not including the Port Organizations of Piraeus and Thessaloniki, and Customs Houses where goods are in transit).

The members of the company's BoD are as follows:

Name	Position
Anthimos Thomopoulos	President
Ioannis Kyriakopoulos	Vice President
Nikolaos Polizos	CEO
Korina Dagli	Board member
George Konstantakopoulos	Board member
George Kotsoridis	Board member
Anastasios Kallitsantsis	Board member
Ioannis Dourdounis	Board member

Ioannis Paggeios	Board member

Key figures (€ thousands)	2004	2003	±%
Assets	327 104	336 395	-2.8%
Equity	321 740	322 441	-0.2%
Share capital	98 172	49 086	+100.0
Reserves	223 568	273 355	+18.2%
Profit before tax	4 150	10 806	-61.6%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	4 689
NBG direct participation (%)	79.6%
NBG indirect participation (%)	-
Book value of shares held by the Group	357 643

MORTGAGE TOURIST PROTYPOS SA

The company was set up in 1993 in Piraeus to develop and restore the area in which the fertilizer factory of Drapetsona was located. Since 2000, the company has been a holding of Ethniki Real Estate SA.

The members of the company's BoD are as follows:

Name	Position
Anthimos Thomopoulos	President & CEO
George Lanaras	Vice President
George Thanos	Board member
Nikolaos Polizos	Board member
Korina Dagli	Board member
Panagiotis Rallis	Board member
Demetrios Antoniou	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	122 132	123 038	-0.7%
Equity	121 435	122 713	-1.0%
Share capital	143 247	48 834	+193.3%
Reserves	(21 812)	73 879	-
Profit before tax	(1 940)	5 623	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.%
Book value of shares held by the Group	76 950

EKTENEPOL CONSTRUCTION COMPANY

The company was set up in 1973 in Athens. It is a construction company active in urban projects and other real estate. Since 2000, the company has been a holding of Ethniki Real Estate SA.

The members of the company's BoD are as follows:

Name	Position
Anthimos Thomopoulos	President
Miltiadis Stathopoulos	Vice President
Korina Dagli	CEO
Ioannis Kyriakopoulos	Board member
Damianos Varelis	Board member
Charilaos Tzanetakis	Board member
Constantinos Charitos	Board member
Anastasios Tsoubelis	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	21 574	12 312	+75.2%
Equity	11 131	11 846	-6.0%
Share capital	12 860	12 860	-
Reserves	(1 729)	(1 014)	-
Profit before tax	(715)	(569)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by the Group	48 011

DIONYSOS SA

The company was established in 1925 to develop housing in the Dionysos area of Attica. In 2000, Ethniki Real Estate SA acquired ownership of the company.

The members of the company's BoD are as follows:

Name	Position
Damianos Varelis	President
Nikolaos Polizos	Vice President
Korina Dagli	CEO
Alexandros Stavrou	Board member
Spiros Vourdoubas	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	91 866	90 014	+2.1%
Equity	91 846	89 925	+2.1%
Share capital	93 925	2 276	+4026.8%
Reserves	(2 079)	87 649	-
Profit before tax	(166)	(70)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	99.9%
Book value of shares held by the Group	36 025

HELLENIC TOURIST CONSTRUCTIONS SA

The company was established in 1970 to develop housing in the Tatoi area. Today it promotes agricultural activity on the Tatoi estate, from which it derives its revenues. The company is based in Athens, and in 2000 it became a holding of Ethniki Real Estate SA.

The members of the company's BoD are as follows:

Name	Position
Ioannis Kyriakopoulos	President
Thomas Pliakos	Vice President
Korina Dagli	CEO
Alexandros Stavrou	Board member
Nikolaos Polizos	Board member
Emmanouel Kaldelis	Board member
Constantinos Adamopoulos	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	25 114	25 206	-0.4%
Equity	25 112	25 202	-0.4%
Share capital	25 632	25 632	-
Reserves	(520)	(430)	-
Profit before tax	(43)	(48)	-

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	77.8%
Book value of shares held by the Group	19 871

ASTIR PALACE VOULIAGMENIS SA

The company was set up in 1998 with the separation of the Vouliagmenis hotel complex from Astir Hotel SA. It provides tourism and hotel related services. It runs three hotels (Arion, Nafsika and Aphrodite) that provide luxury hotel services to individuals and corporations alike, with full conference and leisure facilities.

Astir Palace is a luxury hotel in the greater Athens area, but is the only one that combines the facilities of a resort and business hotel. The company's clientele consists principally of individual clients (not groups) and conventions. This enables it to operate without depending on tour operators, and to follow an independent strategy and pricing policy.

A total of € 70 million were spent on renovating the Arion and Nafsika hotels in preparation for opening up for the Athens Olympics.

Since July 2000, the company's stock has been listed on the Athens Exchange. NBG holds 76.7% of the company's share capital.

The members of the company's BoD are as follows:

Name	Position
Takis Arapoglou	President -CEO
Anthimos Thomopoulos	Vice President
Demetrios Dimopoulos	Board member
Charilaos Tzanetakis	Board Member

Constantinos Keramefs	Board member
Constantinos Peresiadis	Board member
Ioannis Kyriakopoulos	Board member
Damianos Varelis	Board member
Ioannis Siggelidis	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	186 857	158 280	+18.1%
Equity	151 366	151 245	+0.1%
Share capital	127 800	106 500	+20.0%
Reserves	23 566	44 745	-47.3%
Profit before tax	845	(155)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	76.7%
NBG indirect participation (%)	-
Book value of shares held by the Group	206 379

ASTIR ALEXANDROUPOLIS SA

The company was set up in 1998 as a result of the split of the Alexandroupolis complex from Astir Hotels SA. It owns and manages a hotel of the same name in Alexandroupolis in northern Greece.

The members of the company's BoD are as follows:

Name	Position
Anthimos Thomopoulos	President
Damianos Varelis	Vice President & CEO
Heraklis Hortarias	Board member
Pavlos Zorbas	Board member
Logothetis Logothetis	Board member
Ioannis Rakintzis	Board member-Gen. Manager
Stefanos Souitzoglou	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	4 972	4 711	+5.5%
Equity	3 933	4 281	-8.1%
Share capital	4 017	4 017	-
Reserves	(84)	264	-
Profit before tax	(307)	(149)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	4 017

GRAND HOTEL – SUMMER PALACE SA

The company was established in 1960 in Athens. It manages a hotel of the same name in Rhodes.

The members of the company's BoD are as follows:

Name	Position
Ioannis Kyriakopoulos	President
Petros Daskaleas	CEO
Panagiotis karahalios	Board member
Polidoros Houpas	Board member
Georgios Maillis	Board member
Constantinos Adamopoulos	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	17 527	12 382	+41.6%
Equity	11 715	6 715	+74.5%
Share capital	6 279	6 279	-
Reserves	5 436	436	+1146.8%
Profit before tax	1 206	1 226	-1.6%

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	5 781

ETHNODATA SA

The company, headquartered in Athens, was set up in 1981. It offers information systems consulting services, software development and training related to information systems and multimedia. NBG holds directly or indirectly the entire share capital of the company.

Ethnodata, together with its subsidiary Ethnoplan, provides IT services to NBG and its group companies. Specifically, Ethnodata provides support to various NBG systems, as well as staff training services. Ethnoplan supports the SAP system both at the companies of the Group (NBG, Stopanska, Ethniki Insurance, Astir Vouliagmenis) and at other companies outside the Group. Two new affiliates (e-Formation Sofia and e-Formation Skopje) were set up to install and support the Globus and SAP systems at NBG's subsidiary banks in Bulgaria (UBB) and the Former Yugoslav Republic of Macedonia (Stopanska). On completion of this project, the staff at these companies was transferred to the two subsidiary banks. Dataplan is currently undergoing liquidation.

The members of the company's BoD are as follows:

Name	Position
Iosif Dapolas	President
Michael Andronikos	Vice President
Sotirios Lissandrou	CEO
Ioannis Kyriakopoulos	Board member
Ioannis Balabanis	Board member
Demetrios Vrailas	Board member
Constantinos Marinakis	Board member

Key figures (€ thousands)	2004	2003	±%
Assets	6 884	6 894	-0.1%
Equity	6 181	6 336	-2.4%
Share capital	6 153	6 153	-
Reserves	28	183	-84.7%
Profit before tax	9	(459)	-

Relationship with NBG (€ thousands)	2004
Dividends received by NBG	-
NBG direct participation (%)	98.4%
NBG indirect participation (%)	1.6%
Book value of shares held by the Group	6 160

ETHNOPLAN SA

Ethnoplan was set up in 2001 and is based in Athens. It provides development and support services for business IT systems.

The members of the company's BoD are as follows:

Name	Position
Iosif Dapolas	President
Sotirios Lissandrou	CEO
Anthimos Thomopoulos	Board member
Ioannis Balabanis	Board member
Demetrios Vrailas	Board member

Key figures (€ thousands)	2004	2003	±%
Assets	1 140	1 007	+13.2%
Equity	638	500	+27.6%
Share capital	117	117	-
Reserves	521	383	+36.0%
Profit before tax	244	272	-10.3%

Relationship with NBG (€ thousands)	2004
Dividends received by NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	97.0%
Book value of shares held by the Group	128

KADMOS SA

The company was set up in 1993 in Athens. It owns an acrylic fiber processing plant in Stylida, which is currently inactive.

Το Δ.Σ. της εταιρίας αποτελείται σήμερα από τους:

Name	Position
Ioannis Κυριακόπουλος	President
Σωτήριος Φασούλκας	ΑντιPresident & CEO
Αλεξάνδρα Αλισαβάκη	Board member

Key figures *(€ thousands)*	2004	2003	±%
Assets	2 061	1 635	+26.1%
Equity	2 022	1 632	+23.9%
Share capital	1 753	1 753	-
Reserves	269	(121)	-
Profit before tax	(35)	(18)	-

Relationship with NBG *(€ thousands)*	2004
Dividends received by NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by the Group	1 716

TRAINING CENTER SA

The Training Center was set up in Athens in 1994. It organizes seminars and provides training services in a modern convention and training center covering an area of 7 300 square meters located on NBG-owned land in Glyfada.

Το Δ.Σ. της εταιρίας αποτελείται σήμερα από τους:

Name	Position
Στέφανος Αυγουλέας	President
Χρήστος Αγραφιώτης	ΑντιPresident-CEO
Δαμιανός Βαρέλης	Board member
Πέτρος Δασκαλέας	Board member
Νικόλαος Κήπος	Board member
Δημήτριος Μπρούστας	Board member
Ευάγγελος Νικολάου	Board member
Αβραάμ Τριανταφυλλίδης	Board member
Δημήτριος Τσικρικάς	Board member

Key figures *(€ thousands)*	**2004**	**2003**	**±%**
Assets	764	1 033	-26.0%
Equity	147	210	-30.0%
Share capital	120	120	-
Reserves	27	90	-70.0%
Profit before tax	(64)	(78)	-

Relationship with NBG *(€ thousands)*	**2004**
Dividends received by NBG	-
NBG direct participation (%)	98.0%
NBG indirect participation (%)	2.0%
Book value of shares held by the Group	118

10. Strategy of the NBG Group

In 2004, the new management of National Bank of Greece set out to define the strengths and weaknesses of the Group relative to its competitors, and determine strategy accordingly. To this end, we published a business plan presenting clear and compelling goals for the Group for the next three years.

The business plan was the product of a complex process to which all of the Bank's senior staff contributed. The plan seeks to enable the various functions of NBG to work more as a team in the future, and to exploit synergies across the entire Group. A detailed schedule was drawn up for each business unit, which included financial and operational targets, strategic direction, enabling actions and time schedules.

Our mission

Our mission, as set out by the Board in its three-year business plan, is:

- to be the leading and most reputable financial institution in SE Europe, offering a superior service to our customers,
- to become the employer of choice to the benefit of our employees, and
- to deliver superior returns to our shareholders.

We will do this within an environment of the highest corporate governance and compliance standards and under a carefully monitored risk management framework.

Our aspiration for 2005-2007

Our aim for the next three years is to further strengthen our domestic leadership in all segments and become the leading international Group in SE Europe:

- offering customer-driven solutions,
- fully exploiting Group synergies and cross-selling potential,
- boosting accountability and efficiency, and
- gearing our portfolio towards higher value businesses.

The strategic priorities of the Group will focus on the following three broad objectives:

Sustain strong revenue growth. To attain this objective NBG shall deepen its presence in markets displaying strong growth opportunities, particularly retail banking, lending to SMEs and asset management, and pursue further expansion in SE Europe.

Retail banking is likely to continue to be the key growth driver for the Bank and the Group. Despite the rapid expansion experienced by the retail banking segment in recent years, the Greek market still offers substantial margins for growth. NBG shall strive to consolidate its leading position in the domestic market, offering segment-specific value propositions to better meet customer needs, leveraging its extensive customer franchise and broad deposit base to capture cross-selling opportunities, and boost the commercial effectiveness of its large branch network.

NBG shall endeavor to retain its commanding market share, particularly in the sight and savings deposit segments. Likewise, the Bank shall step up its marketing of investment products and transform the mix of our mutual fund portfolio toward higher value products. To achieve these goals, it shall employ investment strategies that are geared toward segment-specific customers.

In the sphere of mortgage and consumer lending, NBG aims to reinforce its leading position by leveraging our broad customer franchise, enhancing sales through alternative distribution channels, and offering tailored product packages that meet the increasingly complex demands of customers. In order to sustain strong growth and seize opportunities arising in the small business and professional segment, the Bank is launching: 1) a dedicated sales force that will operate at the regional level, and 2) tailored product packages to effectively meet the needs of specific categories of small businesses.

To realize these goals NBG must enhance the commercial potential of the network by setting out clear areas of responsibility, restructuring the branch network and streamlining procedures so as to reduce the back-office workload. The new productivity bonuses should improve motivation and performance across the network as well as the level of services offered.

In Corporate and Investment Banking, NBG shall strive to strengthen its profitability and position in the sector by boosting business per company, particularly in the sphere of its services offering (insurance, retail banking services to employees, etc.), besides its lending business.

The Bank shall also expand further its business with medium-sized corporates, which comprise a key component of Greek economic growth. It shall focus on business segments displaying strong growth prospects, and adjust the role of its relationship managers so as to target more rigorously its high potential clients.

Likewise, in its business with large corporates and shipping, NBG aims to increase its share of customer wallet and cross-sell fee-based services and retail products.

Asset management is another source for revenue growth. Over the next three years, NBG shall strive to enhance its asset management business so as to become the leading player in the segment by developing increasingly sophisticated investment products and exploiting all of the Group's distribution channels, including the Bank's branch network, Ethniki Insurance, and private banking. It shall focus on leveraging the Bank's large deposit franchise, capturing opportunities that arise in asset management for institutional investors pursuant to the changes in pension fund legislation, promoting an open architecture for mutual funds, tapping products that are marketed by specialists abroad, and promoting mutual fund sales in SE Europe.

Similarly, NBG can boost growth in its insurance business by exploiting effectively the Bank's deposit franchise. To this end, Ethniki Insurance drew up its own three-year business plan whose priorities include leveraging synergies with NBG, adjusting sales incentives for its insurance agents, and redesigning and enriching its product range. Furthermore, front and back office functions will be further automated in order to reduce operating costs and improve quality of services.

As the Greek market develops, the Group's international strategy is focusing on the fast growing region of SE Europe. NBG shall strive to become the leading international group of the region, deepening organic growth and profitability via expansion through acquisitions or seizing new opportunities in countries that present attractive prospects. Furthermore, this expansion also leads to a wider dispersion of credit risk.

In these countries, NBG aims to strengthen its leading position in both retail and corporate banking. It will boost its share of the retail banking market by broadening its offering of products and services on the basis of experience gained in the domestic market. Also, it will maximize the potential of alternative distribution channels and reinforce its depositor base through further expansion of the branch network.

NBG will modify its organization chart with a view to securing maximum support for its subsidiaries in SE Europe, harnessing effectively the existing infrastructures of the Bank and enhancing intra-Group synergies.

In growing its business at home and abroad NBG places special emphasis on effective risk management. It will thus pursue growth within the context of the conservative credit controls already in place at the Bank.

Optimize capital allocation. The Group will strive to boost its participation in high growth and profitability businesses consistent with its strategy to achieve higher returns, where NBG has the capabilities to compete successfully. The domestic market presents very attractive opportunities, and NBG shall build on its efforts to grow organically and strengthen its leading role. Similarly, it shall endeavor to enhance its franchise in the broader region of SE Europe, particularly Romania, while business openings in Turkey are also being explored. The Group is also continuing to divest its portfolio of non-strategic holdings and lower value added businesses.

Maximize operating efficiency by better capitalizing on its human capital and investing systematically in developing its full potential, thereby enhancing productivity and upgrading quality of services.

NBG's immediate plans include the design of a new human resources development program, which will improve and encourage functional and geographic mobility and expand existing performance-based compensation policies, as well as implement a more objective and differentiating approach to performance reviews. In 2004, for instance, the Bank implemented for the first time a performance bonus rewarding productivity at branch level, as well as at the level of individual product teams. The Board of the Bank decided to increase the bonus for 2005, while it also aims to introduce the system to its staff in central administrative services.

Another key component of the Group's strategy is to achieve savings by streamlining administrative costs. Initiatives in this area include tight controls of demand for resources (excluding personnel) by introducing an improved management information system, setting out clear standards vis-à-vis procurement, evacuation and letting of buildings that do not serve our core business needs, transferring internal support functions to outside central Athens, and reconsidering the distribution and number of the Bank's network branches.

Regarding the Bank's IT infrastructure, its objective is to further advance automation of workflow and procedures so as to free up time in order to better serve the customer and remove remaining obstacles to the smooth flow of processes. Moreover, alternative modes of communication with its clientele will be enhanced (via telephone and email), and customer relationship management systems upgraded.

All of these actions aim at enhancing core profitability and creating an organization whose structure meets the operational needs of an increasingly internationalized banking group.

As the business plan unrolls over the next three years, NBG aims to consistently achieve ROE levels of above 20% per annum, growing its revenues by about 35% and its profitability by 70%. Of course, the degree to which these targets can be achieved depends also on the economic environment and in particular on the performance of the Greek economy and the level of competition..

11. Regulatory regime

11.1 Regulation and Supervision of banking in Greece

The Bank of Greece is the central bank of the Hellenic Republic. It is exclusively responsible for the licensing and supervision of credit institutions in Greece with a view to ensuring the stability of the credit system and protecting depositors. Apart from granting banking licenses the central bank issues guidelines relating to the operations, capital adequacy, risk exposure and investment activities of credit institutions.

Greece has incorporated into its legislation all the key European Council directives on regulation of credit institutions, as outlined below:

- The own Funds Directive (EC Directive 89/299) setting out the level of own funds to be maintained by banks for the purpose of assessing their solvency was incorporated into Greek legislation by virtue of Bank of Greece Governor's Act 2053/18.03.1992.
- The Second Banking Directive (EC Directive 89/646) was incorporated into Greek legislation by virtue of L.2076/1992 on "Banking Practices and Related Provisions".
- The Solvency Ratio Directive (EC Directive 89/647) was incorporated into Greek legislation by virtue of Bank of Greece Governor's Act 2054/18.03.1992, and codified by Bank of Greece Governor's Act 2524/23.7.2003.
- The "Large Exposures Directive" (EC Directive 92/121) on the supervision of large exposures of credit institutions was incorporated into Greek legislation by virtue of Bank of Greece Governor's Act 2246/93.
- The Second Consolidated Supervision Directive (EC Directive 92/30) on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive) was put into force by virtue of Presidential Decree 267/1995.
- The Capital Adequacy Directive (EC Directive 93/6) was put into force by L.2396/30.4.1996 and Bank of Greece Governor's Act 2397/7.11.1996, as amended by L.2937/26.7.2001 and Bank of Greece Governor's Act 2494/27.5.2002 on the capital adequacy of credit institutions.

The central bank is empowered to inspect the books and records of credit institutions for possible violations. Furthermore, its internal regulations reinforce its independence vis-à-vis the government and give it the authority to impose, should the need arise, penalties on credit institutions and thus ensure good supervision.

11.2 Requirements

All credit institutions operating in Greece are required to provide the central bank with the information stipulated by the Acts of the Governor of the Bank of Greece relating to

- credit control, solvency, liquidity and profitability (Acts 1312/88 and 1313/88) on both a stand alone and a consolidated basis,
- supervision of their exposure to open currency positions (Act 2291/94),
- supervision of liquidity (Act 2156/92),
- adequacy of provisions for their large exposures (Act 2246/93) and lending activities (Decision 159/26.9.2003 of the Committee for Banking and Credit Affairs and Decision 915/6.10.2003 of the Directorate for the Supervision of the Credit System),
- deposit and lending rates (Acts 2496/28.05.2002),
- credit exposures to residents abroad (Act 2520/10.2.2003) on a consolidated basis.

Credit institutions are also obliged to comply with provisions regarding transparency of procedures and the terms of transactions with the public (Act 2501/02).

Furthermore, they must comply with the provisions of L.2331/95, as amended by L.2479/6.5.1997, article 2, and L.2515/27.7.1997, article 6, by virtue of which the key provisions of EC Directive 91/308 on money laundering were incorporated into Greek legislation. The main provisions of Greek legislation on money laundering (L.2331/95) are as follows:

- Money laundering is a criminal offence.
- Persons subject to the law include, inter alia, credit institutions, mutual fund management companies and insurance undertakings.
- Financial institutions and banks are required to retain documents and notify the competent supervisory body of suspicious transactions.

Responsibility for the enforcement of law rests with the Bank of Greece, the Athens Exchange, the Capital Market Commission and certain government ministries.

Credit institutions must obtain approval from the central bank prior to acquiring a holding exceeding 10% (directly or indirectly) of the share capital of financial services companies and of those belonging to specific sectors. Pursuant to article 16 of L.2076/92, holdings in other non-financial sector companies cannot exceed 15% of a bank's equity per company or 60% of a bank's equity in aggregate.

Furthermore, new and significant holdings (concentrations) must be reported to the Greek Competition Committee, which is supervised by the Ministry of Development, in accordance with L.703/77, as amended by L.2296/95 and L.2323/95. The Athens Exchange and the Capital Market Commission must be notified once specific holding percentage thresholds are crossed with respect to listed companies.

12. Cash Flow Statements

NATIONAL BANK OF GREECE SA
CASH FLOW STATEMENT 2004
Reg. No: 6062/06/B/86/01

			€ thousands 2004	2003
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	2 634 240	2 500 472
	102	Income from securities	4 427	2 958
	103	Other income	14 454	18 440
	104	Gains from financial operations	1 403 595	847 229
	105	Proceeds from sale of trading securities	643 028 350	744 802 768
	106	Proceeds from sale of government and other securities	870 901	25 631
	109	Plus: Decrease in accrued income	-	8 749
	109	Minus: Increase in accrued income	(50 914)	-
	110	Minus: Decrease in deferred income	(11 544)	(29 756)
	111	Minus: Increase in other assets	(18 736)	(18 817)
	112	Proceeds from sale of assets acquired through auction	26 873	40 404
		Total Cash Inflows (A100)	647 901 646	748 198 078
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 215 591	1 204 021
	202	General administrative expenses	941 494	815 350
	203	Other expenses	21 973	25 516
	204	Losses from financial operations	1 674 395	1 118 065
	205	Purchase of trading securities	637 745 674	743 537 342
	206	Purchase of government and other securities	915 009	9 210
	207	Loans issued	4 399 995	698 038
	208	Decrease in deposits	1 418 894	507 113
	209	Minus: Decrease in prepaid expenses	(17 865)	(30 717)
	210	Plus: Decrease in deferred expenses	-	28 974
	210	Minus: Increase in deferred expenses	(34 069)	-
	211	Plus: Decrease in other liabilities	321	59 681
	212	Purchase of assets acquired through auction	1 416	907
	213	Taxes	164 845	138 167
		Total Cash Outflows (A200)	648 447 673	748 111 667
		Cash Flows from Operating Activities (A100-A200)=A	**(546 027)**	**86 411**
B		**Cash Flows from Investing Activities**		
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	94 868	28 864
	102	Proceeds from sale of intangible and fixed assets	5 674	10 410
	103	Income from participations and securities	77 463	33 033
	104	Other income	7 906	7 292
		Total Cash Inflows (B100)	185 911	79 599
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	88 888	408 866
	202	Purchase of intangible and fixed assets	83 209	114 466
		Total Cash Outflows (B200)	172 097	523 332
		Cash Flows from Investing Activities (B100-B200)=B	**13 814**	**(443 733)**
		Cash Flows carried forward	**(532 213)**	**(357 322)**

			2004	2003
		Cash Flows brought forward	**(532 213)**	**(357 322)**
C		**Cash Flows from Financing Activities**		
C	**100**	**Cash Inflows**		
	102	Increase in subordinated liabilities	482 149	350 000
	104	Proceeds from sale of treasury stock	217	445
		Total Cash Inflows (C100)	482 366	350 445
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	1 878	17 369
	204	Purchase of treasury stock	29 518	2
	205	Decrease in amounts due to financial institutions	9 738	10 322
	206	Interest of debt securities (expenses)	-	589
	207	Dividends	165 041	104 620
	208	Appropriation of profit to personnel	30 000	15 000
	209	Board of Directors' fees	50	50
		Total Cash Outflows (C200)	236 225	147 952
		Cash Flows from Financing Activities (C100-C200)=C	**246 141**	**202 493**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(286 072)**	**(154 829)**
		Plus: CASH AT BEGINNING OF YEAR	6 021 900	6 176 729
		CASH AT END OF YEAR	**5 735 828**	**6 021 900**

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT

To the Shareholders' of "National Bank of Greece S.A."

We have audited the above Cash Flow Statement of "National Bank of Greece S.A." for the year ended 31 December 2004, and we confirm that it is the one referred in our audit report to the financial statements of the Bank issued on 24 February 2005.

In our opinion, the above Cash Flow Statement presents the cash inflows and cash outflows from operations of the National Bank of Greece for the year then ended.

Athens, 24 February 2005

CERTIFIED PUBLIC ACCOUNTANT - AUDITOR

GEORGE D. CAMBANIS
Reg. No 10761

Deloitte.

NATIONAL BANK OF GREECE SA

CONSOLIDATED CASH FLOW STATEMENT 2004

Reg. No: 6062/06/B/86/01

			€ thousands 2004	2003
A.		**Cash flows from operating activities**		
A	**100**	**Cash Inflows**		
	101	Interest and commissions (Income)	3 047 799	2 948 992
	102	Income from securities	10 694	9 038
	103	Other income	41 767	37 094
	104	Gains from financial operations	1 593 531	1 449 116
	105	Proceeds from sale of trading securities	644 039 970	746 591 488
	106	Proceeds from sale of government and other securities	896 916	40 596
	109	Plus: Decrease in accrued income	-	13 627
	109	Minus: Increase in accrued income	(54 739)	-
	110	Minus: Decrease in deferred income	(6 417)	(9 958)
	111	Minus: Increase in other assets	(14 650)	(17 086)
	112	Proceeds from sale of assets acquired through auction	28 872	41 748
		Total Cash Inflows (A100)	649 583 743	751 104 655
A	**200**	**Cash Outflows**		
	201	Interest and commissions (Expenses)	1 243 900	1 230 310
	202	General administrative expenses	1 152 753	1 014 233
	203	Other expenses	24 805	28 413
	204	Losses from financial operations	1 862 398	1 741 724
	205	Purchase of trading securities	638 676 853	745 272 189
	206	Purchase of government and other securities	943 891	21 938
	207	Loans issued	4 493 998	837 837
	208	Decrease in deposits	1 408 168	782 200
	209	Minus: Decrease in prepaid expenses	(18 400)	(26 397)
	210	Plus: Decrease in deferred expenses	-	38 541
	210	Minus: Increase in deferred expenses	(30 314)	-
	211	Plus: Decrease in other liabilities	36 959	261 051
	212	Purchase of assets acquired through auction	4 718	7 301
	213	Taxes	203 216	165 106
		Total Cash Outflows (A200)	650 002 945	751 374 446
		Cash Flows from Operating Activities (A100-A200)=A	**(419 202)**	**(269 791)**
B		**Cash Flows from Investing Activities**		
B	**100**	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	1 918 283	44 171
	102	Proceeds from sale of intangible and fixed assets	52 370	50 143
	103	Income from participations and securities	82 386	22 553
	104	Other income	5 835	5 919
		Total Cash Inflows (B100)	2 058 874	122 786
B	**200**	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	1 801 264	282 053
	201A	Purchase of shares in affiliated companies	50 582	44 403
	202	Purchase of intangible and fixed assets	123 477	350 961
		Total Cash Outflows (B200)	1 975 323	677 417
		Cash Flows from Investing Activities (B100-B200)=B	**83 551**	**(554 631)**
		Cash Flows carried forward	**(335 651)**	**(824 422)**

			2004	2003
		Cash flows brought forward	**(335 651)**	**(824 422)**
C.		**Cash Flows from Financing Activities**		
C	**100**	**Cash Inflows**		
	101	Increase in liabilities from debt securities	23 624	-
	102	Increase in subordinated liabilities	482 149	350 000
	104	Proceeds from sale of treasury stock	28 278	7 457
	105	Increase in amounts due to financial institutions	-	130 600
	106	Subsidies collected	-	2 200
		Total Cash Inflows (C100)	534 051	490 257
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	-	17 344
	204	Purchase of treasury stock	43 594	5 719
	205	Decrease in amounts due to financial institutions	7 817	-
	206	Interest of debt securities (expenses)	41 910	32 323
	207	Dividends	168 411	104 453
	208	Appropriation of profit to personnel	32 775	16 450
	209	Board of Directors' fees	50	50
		Total Cash Outflows (C200)	294 557	176 339
		Cash Flows from Financing Activities (C100-C200)=C	**239 494**	**313 918**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(96 157)**	**(510 504)**
		Plus: CASH AT BEGINNING OF YEAR	6 160 393	6 469 129
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES CONSOLIDATED FOR THE FIRST TIME	-	201 768
		CASH AT END OF YEAR	**6 064 236**	**6 160 393**

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	**IOANNIS G. PECHLIVANIDIS**	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT

To the Shareholders' of National Bank of Greece S.A.

We have audited the above Consolidated Cash Flow Statement of "National Bank of Greece SA" for the year ended 31 December 2004, and we confirm that it is the one referred in our audit report to the Consolidated Financial Statements issued on 24 February 2005.

In our opinion, the above Consolidated Cash Flow Statement presents the cash inflows and the cash outflows from operations of the entities that are included in the consolidation for the year then ended.

Athens, 24 February 2005

CERTIFIED PUBLIC ACCOUNTANT - AUDITOR

GEORGE D. CAMBANIS
Reg. No 10761

Deloitte.

13. ANNEXES

13. 1 Financial Statements 2004 of the Bank and the Group

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (P.D. 360/85)

(in thousand euro)

ASSETS		2004			2003	
1. Cash in hand, balances with central banks			813.769			985.435
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			118.689			74.581
3. Loans and advances to credit institutions						
(a) Repayable on demand		41.115			24.077	
(b) Other loans and advances		4.901.299			5.024.280	
(c) Reverse repos		3.621.608	8.564.022		3.284.991	8.333.348
4. Loans and advances to customers		24.159.710			20.168.326	
Less: Provisions for doubtful debts		(947.491)	23.212.219		(869.449)	19.298.877
5. Debt securities including fixed-income securities						
(a) Government		10.125.754			14.596.587	
(b1) Corporate		1.129.451			1.627.469	
(b2) Other issuers		48.980	11.304.185		68.195	16.292.251
6. Shares and other variable-income securities			330.404			327.982
7. Participating interests			286.769			291.395
8. Shares in affiliated undertakings			1.745.459			1.637.024
9. Intangible assets						
(a) Establishment and formation expenses		7.469			5.682	
(c) Other intangible assets		252.087			215.525	
Less : Amortisation of intangible assets		(183.103)	76.453		(152.456)	68.751
10. Tangible assets						
(a) Land		567.924			566.594	
(b) Buildings	650.850			632.697		
Less: Depreciation of buildings	(272.284)	378.566		(234.775)	397.922	
(c) Furniture, electronic & other equipment	286.552			279.537		
Less: Depreciation of furniture, electronic & other equipment	(238.233)	48.319		(221.602)	57.935	
(d) Other tangible assets	10.872			11.004		
Less: Depreciation of other tangible assets	(7.777)	3.095		(7.361)	3.643	
(e) Fixed assets under construction and advances		20.537	1.018.441		18.743	1.042.837
13. Other assets			536.190			501.571
14. Prepayments and accrued income			295.476			262.429
TOTAL ASSETS			48.302.078			49.116.481

LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		157.959			115.188	
(b) Time and at notice		1.566.111			5.487.561	
(c) Repos		4.023.229	5.747.299		3.308.960	8.911.709
2. Amounts owed to customers						
(a) Deposits		34.842.742			33.289.760	
(b) Other liabilities		163.535			154.689	
(c) Repos		2.168.797	37.175.074		1.994.847	35.439.296
3. Debts evidenced by certificates						
(a) Debt securities in issue		489			873	
(b) Other		10.373	10.862		11.867	12.740
4. Other liabilities			896.812			901.951
5. Accrued expenses and deferred income			208.848			186.324
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		4.540			1.513	
(b) Provisions for taxation		5.067			4.250	
(c) Other provisions		13.502	23.109		8.655	14.418
6A. Provisions for general banking risks			5.761			5.761
7. Subordinated liabilities			1.582.149			1.100.000
Shareholders' Equity:						
8. Paid-up capital		1.492.090			1.147.761	
9. Share premium account		32.393			32.393	
10. Reserves						
(a) Statutory reserve	189.628			176.884		
(b) Extraordinary reserves	70.043			70.043		
(c) Tax-exempt reserves	534.483			493.592		
(d) Special tax-exempt reserve (article 15 of L.3229/2004)	27.984			382.937		
(e) Own shares reserve	-	822.138		283	1.123.739	
11. Fixed asset revaluation surplus		105.550			9.350	
12. Retained earnings		229.511			231.322	
13. Own shares		(29.518)	2.652.164		(283)	2.544.282
TOTAL LIABILITIES			48.302.078			49.116.481

OFF- BALANCE SHEET ITEMS						
1. Contingent liabilities			35.798.384			29.931.178
2. Commitments arising on sale and repurchase agreements			8.041			-
3. Other off-balance sheet items						
(a) Items in custody and safekeeping		5.223.884			2.624.243	
(b) Commitments from bilateral contracts		8.452.442			7.268.876	
(c) Credit memo accounts		2.898.776	16.575.102		11.289.896	21.183.015
TOTAL OFF- BALANCE SHEET ITEMS			52.381.527			51.114.193

NOTES:

1. Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation surplus with the issuance of 76 517 426 new ordinary shares.
2. In 2004, the Bank, in accordance with the provisions of article 19 of Law 3296/14.12.2004, revalued its land and buildings with a resulting revaluation surplus of € 27 438 thousand.
3. In 2004, the Bank revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 the Bank revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.
4. The Bank's fixed assets were free of liens or encumbrances as at 31.12.2004.
5. The total number of persons employed by the Bank in Greece and abroad as at 31.12.2004 was 13 234, following the voluntary early retirement scheme which 1 511 employees took advantage of.
6. Certain items of 31.12.2003 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2004.
7. According to the four-digit National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 (P.D. 360/85)
(in thousand euro)

PROFIT AND LOSS ACCOUNT	2004			2003		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	435.948			518.495		
- Other interest and similar income	1.878.741	2.314.689		1.685.297	2.203.792	
2. Interest payable and similar charges		(1.108.924)	1.205.765		(1.132.023)	1.071.769
3. Income on securities						
(a) Income on shares and other variable-income securities	4.586			2.958		
(b) Income on participating interests	13.687			9.361		
(c) Income on shares in affiliated undertakings	61.828	80.101		21.250	33.569	
4. Commissions receivable		325.083	405.184		303.284	336.853
			1.610.949			1.408.622
5. Commissions payable			(106.822)			(86.894)
			1.504.127			1.321.728
6. Net profit on financial operations		63.714			72.762	
7. Other operating income		14.775	78.489		15.615	88.377
			1.582.616			1.410.105
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(422.804)			(399.091)		
- Social security costs	(157.403)			(148.407)		
- Other charges	(56.942)	(637.149)		(55.185)	(602.683)	
(b) Other administrative expenses						
- Taxes and duties	(34.074)			(34.860)		
- Service fees	(87.081)			(86.595)		
- Other fees to third parties	(85.873)	(207.028)	(844.177)	(86.692)	(208.147)	(810.830)
			738.439			599.275
9. Fixed asset depreciation and amortization charges		(89.192)			(83.146)	
10. Other operating charges		(14.763)	(103.955)		(13.817)	(96.963)
Profit on ordinary activities before provisions			634.484			502.312
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(135.000)			(127.500)
Profit on ordinary activities before tax			499.484			374.812
15. Extraordinary income		10.278			13.107	
16. Extraordinary charges		(9.275)			(11.600)	
17. Extraordinary profit		19.616	20.619		32.402	33.909
Profit (before tax and voluntary early retirement scheme)			520.103			408.721
Cost of voluntary early retirement scheme			(108.876)			-
18. Profit before tax			411.227			408.721

APPROPRIATION ACCOUNT	2004	2003
Profit before tax	411.227	408.721
Add: Retained earnings brought forward	231.322	218.647
Less: Prior years' tax differences	(4.505)	(56)
Add: Distributable reserves	283	1.104
	638.327	628.416
Less:		
1. Income tax	(103.960)	(114.874)
2. Other taxes not included in operating expenses	(7.908)	(5.364)
Distributable profit	526.459	508.178
Appropriation of profit:		
1. Statutory reserve	12.744	13.107
2. Statutory dividend	84.749	87.164
2a. Additional dividend	113.322	78.619
3. Compulsory expropriation compensations reserve	822	9.510
6. Tax-exempt reserves	5.026	2.264
6b. Specially taxed revenue reserves	50.235	71.142
7. Board of Directors' fees	50	50
7a. Staff bonus	30.000	15.000
8. Retained earnings carried forward	229.511	231.322
	526.459	508.178

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT
To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements, the related notes thereto and the Cash Flow Statement of the National Bank of Greece S.A. for the year ended 31 December 2004. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece, were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants. The books and records of the Bank were made available to us and we were provided with all necessary information and clarifications we requested with respect to the audit. The Bank has complied with the provisions of the Greek Chart of Accounts for Banks. There was no change in the accounting policies compared with those of the previous year except for that disclosed under note (3) to the Balance Sheet. We agreed the contents of the Board of Director's Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1 Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements, the notes thereto and the Cash Flow Statement, which derive from the Bank's books and records present the asset structure, the financial position of the Bank as at 31 December 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGE D. CAMBANIS
Reg. No 10751

Deloitte.

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

(In thousand euro)

	2004			2003		
ASSETS						
1. Cash in hand, balances with central banks			1.123.434			1.280.563
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			150.415			106.157
3. Loans and advances to credit institutions						
(a) Repayable on demand		39.031			44.624	
(b) Other loans and advances		4.940.990			5.125.618	
(c) Reverse Repos		3.816.995	8.797.016		3.507.175	8.677.417
4. Loans and advances to customers		27.410.876			23.112.925	
Less: Provisions for doubtful debts		(1.098.431)	26.312.445		(1.051.796)	22.061.129
5. Debt securities including fixed-income securities						
(a) Government		10.497.121			14.878.288	
(b1) Corporate		1.373.756			1.752.797	
(b2) Other issuers		795.572	12.666.449		1.116.797	17.747.882
6. Shares and other variable-yield securities			640.779			657.578
7. Participating interests			223.273			202.696
8. Shares in affiliated undertakings			722.049			743.243
9. Intangible assets						
(a) Establishment and formation expenses		20.231			19.590	
(b) Goodwill		76			76	
(c) Other intangible assets		321.553			277.218	
Less: Amortisation of intangible assets		(228.023)	113.837		(182.574)	114.310
10. Tangible assets						
(a) Land		589.523			586.841	
(b) Buildings	746.909			737.549		
Less: Depreciation of buildings	(298.865)	448.044		(260.839)	476.710	
(c) Furniture, electronic & other equipment	420.861			404.731		
Less: Depreciation of furniture, electronic & other equipment	(334.634)	86.227		(301.554)	103.177	
(d) Other tangible assets	33.004			26.227		
Less: Depreciation of other tangible assets	(21.444)	11.560		(18.657)	7.570	
(e) Fixed assets under construction and advances		29.706	1.165.060		26.866	1.201.164
13. Other assets			633.299			605.954
14. Prepayments and accrued income			329.138			292.799
TOTAL ASSETS			52.877.194			53.690.892
LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		150.297			141.406	
(b) Time and at notice		1.744.693			5.608.235	
(c) Repos		4.520.093	6.415.083		3.911.837	9.661.478
2. Amounts owed to customers						
(a) Deposits		38.518.798			36.817.503	
(b) Other liabilities		177.397			171.258	
(c) Repos		2.112.390	40.808.585		1.989.415	38.978.176
3. Debts evidenced by certificates						
(a) Debt securities in issue		26.880			6.814	
(b) Other		28.613	55.493		25.055	31.869
4. Other liabilities			1.188.644			1.215.032
5. Accrued expenses and deferred income			249.945			226.072
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		25.734			23.686	
(b) Provisions for taxation		5.184			4.745	
(c) Other provisions		18.528	49.446		12.856	41.287
6A. Provisions for general banking risks			5.761			5.761
7. Subordinated liabilities			750.000			750.000
7A. Hybrid capital (BoG circulars Nº 17/2002 and 21/2004)			832.149			350.000
Shareholders' Equity:						
8. Paid-up capital		1.492.090			1.147.761	
9. Share premium account		32.393			32.393	
10. Reserves						
(a) Statutory reserve	207.582			208.143		
(b) Extraordinary reserves	155.798			140.824		
(c) Tax-exempt reserves	741.207			668.774		
(d) Special tax-exempt reserve (article 15 of Law 3229/2004)	27.984			382.937		
(e) Own shares reserve	-	1.132.571		283	1.400.961	
11. Fixed asset revaluation surplus		52.133			20.472	
11A. Fixed asset investment subsidy		2.700			2.700	
12. Retained earnings		360.290			307.210	
13. Consolidation differences		(468.876)			(446.337)	
14. Minority interests		124.269			145.382	
15. Own shares		(205.482)	2.522.088		(179.325)	2.431.217
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY			52.877.194			53.690.892
OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			36.707.000			30.437.728
2. Commitments arising on sale and repurchase agreements			18.142			6.843
3. Other off-balance sheet items						
(a) Items in custody and safekeeping		7.755.546			4.649.970	
(b) Commitments from bilateral contracts		8.875.717			7.565.380	
(c) Credit memo accounts		3.291.317	19.922.580		11.687.465	23.902.815
TOTAL OFF-BALANCE SHEET ITEMS			56.647.722			54.347.386

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethnikl" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) Innovative Ventures S.A., 36) NBG Funding Ltd and 37) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements as at 31.12.2003, NBG Asset Management S.A.S. and NBG International Asset Management S.A.S. were liquidated in 2004 and are excluded from the consolidated statements of 31.12.2004.

B) Non-financial sector subsidiaries and associated companies are included in the consolidated financial statements of 31.12.2004 using the equity method of accounting.

C) In 2004, National Bank of Greece S.A. revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6a of article 43 of Codified Law 2190/1920, whereas in 2003 National Bank of Greece S.A. revalued its securities and participating interests portfolio by applying the provisions of article 15 of Law 3229/2004.

D) Own shares amounting to €205 482 thousand are presented as a deduction from equity in accordance with revised IAS 32 "Financial Instruments – disclosure and presentation".

E) Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies "Ethniki" Leasing S.A. and Interlease A.D. (Sofia) were reclassified in accordance with IAS 17 "Leases".

F) Fixed assets of the NBG Group were free of liens and encumbrances as at 31.12.2004.

G) The total number of persons employed by the NBG Group as at 31.12.2004 was 19 189, following NBG's voluntary early retirement scheme which 1 511 employees took advantage of.

H) The accounting principles followed by the NBG Group have not changed since the preceding accounting period.

I) Certain items in 31.12.2003 were reclassified so as to be comparable with the corresponding items of 31.12.2004.

J) Balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 31.12.2004.

K) Following a decision of the Annual General Meeting of its Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344 329 thousand, through the capitalization of an equal amount of the land and buildings revaluation surplus with the issuance of 76 517 426 new ordinary shares.

L) In 2004, National Bank of Greece S.A. revalued its land and buildings pursuant to the provisions of article 19 of Law 3296/14.12.2004. The surplus thus arising amounted to €27 438 thousand.

M) According to the four-digit National Industry Classification Code (NICC), approximately 94% of the NBG Group's revenues are classified under caption 651.9 "Activities of other intermediary monetary organisations" and the remaining 6% are classified under other captions of economic activity.

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

(in thousand euro)

PROFIT AND LOSS ACCOUNT	2004			2003		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	493.536			571.208		
- Other interest and similar income	2.134.261	2.627.797		1.879.435	2.450.643	
2. Interest payable and similar charges		(1.209.034)	1.418.763		(1.217.335)	1.233.308
3. Income on securities						
(a) Shares and other variable-yield securities	12.017			9.265		
(b) Participating interests	3.448			9.490		
(c) Shares in affiliated undertakings	1.571	17.036		3.947	22.702	
3A. Income from associates		32.197			0	
4. Commissions receivable		474.745	523.978		438.585	461.287
			1.942.741			1.694.595
5. Commissions payable			(76.931)			(59.605)
			1.865.810			1.634.990
6. Net profit on financial operations		120.642			103.192	
7. Other operating income		26.022	146.664		25.869	129.061
Total income			2.012.474			1.764.051
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(514.017)			(487.965)		
- Social security costs	(174.032)			(159.875)		
- Other charges	(69.369)	(757.418)		(70.913)	(718.753)	
(b) Other administrative expenses						
- Taxes and duties	(42.843)			(44.357)		
- Service fees	(127.923)			(122.170)		
- Other fees to third parties	(127.252)	(298.018)	(1.055.436)	(124.730)	(291.257)	(1.010.010)
			957.038			754.041
9. Fixed asset depreciation and amortisation charges		(128.667)			(114.862)	
10. Other operating charges		(15.706)	(144.373)		(14.444)	(129.306)
Profit on ordinary activities before provisions			812.665			624.735
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(177.869)			(147.780)
Profit on ordinary activities before tax			634.796			476.955
15. Extraordinary income		24.756			30.977	
16. Extraordinary charges		(11.695)			(13.235)	
17. Extraordinary profit		37.997	51.058		38.289	56.031
18. Profit before tax, minority interests and voluntary early retirement scheme			685.854			532.986
Minority interests			(23.436)			(11.985)
Profit before tax and voluntary early retirement scheme			662.418			521.001
Cost of voluntary early retirement scheme			(108.876)			0
Profit before tax			553.542			521.001
Taxes						
- Income Tax		(154.176)			(153.624)	
- Other taxes not included in operating expenses		(8.345)			(7.320)	
- Differences in tax obligations from previous periods		(5.258)			(626)	
- Minority taxes		604	(167.175)		1.084	(160.686)
Group profit after tax			386.367			360.315

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Societes Anonymes" of the 11th consolidated Balance Sheet, consolidated Profit and Loss Account, the related notes thereto and consolidated cash flow statement of the National Bank of Greece S.A Group of companies for the year ended 31 December 2004. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified *Public Accountants, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not* audit the financial statements of various subsidiary companies included in the consolidation, which represent 1,56% of consolidated total assets and 1,57% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extent they relate to the amounts *included in the consolidated Financial Statements. In our opinion the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of* Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, except for that disclosed under note (c) to the Consolidated Balance Sheet, the asset structure, the financial position, the consolidated results and consolidated cash flow of operations of all the companies included in the consolidated Financial Statements as at 31 December 2004.

Athens, 24 February 2005

Certified Public Accountant Auditor

GEORGE D. CAMBANIS
RN SOEL 10761

Deloitte.

13. 2 Periodical Financial Statements 2004 of the Bank and the Group

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2004

(In thousand euro)

ASSETS		31.03.2004			31.03.2003	
1. Cash in hand, balances with central banks			1.027.483			1.206.210
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			100.808			395.139
3. Loans and advances to credit institutions:						
(a) Repayable on demand		32.019			94.661	
(b) Other loans and advances		5.850.625			4.403.159	
(c) Reverse repos		4.351.768	10.234.412		4.919.464	9.417.284
4. Loans and advances to customers		20.502.305			18.255.372	
Less: Provisions for doubtful debts		(902.889)	19.599.416		(858.639)	17.396.733
5. Debt securities including fixed-income securities:						
(a) Government		10.024.596			13.735.354	
(b1) Corporates		2.202.407			2.422.779	
(b2) Other issuers		60.264	12.287.267		69.305	16.227.438
6. Shares and other variable-income securities			335.737			267.549
7. Participating interests			289.935			303.468
8. Shares in affiliated undertakings			1.657.103			1.553.350
9. Intangible assets						
(a) Establishment and formation expenses		6.980			4.708	
(c) Other intangible assets		217.309			323.969	
Less : Amortisation of intangible assets as at 31.3		(160.549)	63.740		(126.201)	202.476
10. Tangible assets						
(a) Land		566.535			257.767	
(b) Buildings	640.857			434.394		
Less: Depreciation of buildings as at 31.3	(244.464)	396.393		(213.989)	220.405	
(c) Furniture, electronic & other equipment	282.625			262.348		
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(226.188)	56.437		(196.957)	65.391	
(d) Other tangible assets	10.973			10.483		
Less: Depreciation of other tangible assets as at 31.3	(7.427)	3.546		(6.808)	3.675	
(e) Fixed assets under construction and advances		15.932	1.038.843		25.502	572.740
13. Other assets			560.052			556.365
14. Prepayments and accrued income			123.697			134.750
TOTAL ASSETS			**47.318.493**			**48.233.502**

LIABILITIES						
1. Amounts owed to credit institutions:						
(a) Repayable on demand		101.638			519.368	
(b) Time and at notice		2.456.698			3.904.895	
(c) Repos		4.305.106	6.863.442		4.180.246	8.604.509
2. Amounts owed to customers:						
(a) Deposits		34.015.936			33.342.886	
(b) Other liabilities		274.791			460.632	
(c) Repos		1.506.894	35.797.621		2.047.392	35.850.910
3. Debts evidenced by certificates:						
(a) Debt securities in issue		723			1.432	
(b) Other		11.684	12.407		25.070	26.502
4. Other liabilities			828.108			567.436
5. Accrued expenses and deferred income			28.738			76.464
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		1.476			3.818	
(b) Provisions for taxation		5.277			4.626	
(c) Other provisions		8.879	15.632		9.735	18.179
6A. Provisions for general banking risks			5.761			5.761
7. Subordinated liabilities			1.100.000			750.000
Shareholders' Equity:						
8. Paid-up capital		1.147.761			1.043.419	
9. Share premium account		32.393			32.393	
10. Reserves		1.123.739			842.993	
11. Fixed assets revaluation surplus		9.350			97.577	
12. Retained earnings		231.292			223.170	
13. Own shares		(283)	2.544.252		(1.387)	2.238.165
14. Profit before tax for the period 1.1 - 31.3			122.532			95.576
TOTAL LIABILITIES			**47.318.493**			**48.233.502**

OFF- BALANCE SHEET ITEMS						
1. Contingent liabilities			33.151.844			23.452.850
2. Commitments arising on sale and repurchase agreements			-			71
3. Other off-balance-sheet items			30.738.330			30.846.694
TOTAL OFF- BALANCE SHEET ITEMS			**63.890.174**			**54.299.615**

(In thousand euro)

PROFIT AND LOSS ACCOUNT	31.03.2004			31.03.2003		
1. Interest receivable and similar income:						
- Interest income on fixed-income securities	120.873			153.694		
- Other interest and similar income	427.363	548.236		434.424	588.118	
2. Interest payable and similar charges		(262.652)	285.584		(328.105)	260.013
3. Income on securities:						
(a) Income on shares and other variable-income securities	601			457		
(b) Income on participating interests	3.747			2.933		
(c) Income on shares in affiliated undertakings	15.004	19.352		5.636	9.026	
4. Commissions receivable		81.941	101.293		64.685	73.711
			386.877			333.724
5. Commissions payable			(24.553)			(19.817)
			362.324			313.907
6. Net profit on financial operations		22.452			31.404	
7. Other operating income		2.649	25.101		3.931	35.335
			387.425			349.242
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(104.816)			(99.073)		
- Social security costs	(39.092)			(36.322)		
- Other charges	(13.797)	(157.705)		(12.580)	(147.975)	
(b) Other administrative expenses						
- Taxes and duties	(7.247)			(7.368)		
- Service fees	(21.492)			(21.561)		
- Other fees to third parties	(20.907)	(49.646)	(207.351)	(20.938)	(49.867)	(197.842)
			180.074			151.400
9. Fixed assets depreciation and amortization charges		(22.451)			(21.129)	
10. Other operating charges		(3.154)	(25.605)		(3.098)	(24.227)
Profit on ordinary activities before provisions			154.469			127.173
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(33.750)			(30.000)
Profit on ordinary activities before tax			120.719			97.173
15. Extraordinary income		960			2.431	
16. Extraordinary charges		(2.517)			(4.088)	
17. Extraordinary profit		3.370	1.813		60	(1.597)
18. Profit (before tax)			122.532			95.576
Income tax (provision)			(28.213)			(26.981)
Profit (after tax)			94.319			68.595

NOTES:

1. Following the desicion of the shareholders' Annual Meeting of 09.05.2003, National Bank of Greece S.A. increased its share capital by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.
2. The fixed assets of the Bank are free of liens or encumbrances as at 31.03.2004.
3. Capital expenditure in real estate during the first three months of 2004 amounted €3 967 thousand.
4. The total number of persons employed by the Bank in Greece and abroad as at 31.03.2004 was 14 870.
5. The financial statements as at 31.03.2004 and 31.03.2003, have been compiled using provisional trial balances.
6. The accounting principles followed are similar to those of the preceding accounting period. Certain items of 31.03.2003 were reclassified so as to be comparable with the corresponding items of 31.03.2004.
7. The comparatives of 31.03.2003 do not include the financial position of "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Société Nationale Consultante Fonciére et Touristique S.A." and "Olympias Tourism Hotels S.A.", which merged with the Bank through absorption on 30.09.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.
8. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 29 April 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2004 (P.D. 360/85)

(In thousand euro)

ASSETS		31.03.2004			31.03.2003	
1. Cash in hand, balances with central banks			1.240.015			1.390.938
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			122.462			422.567
3. Loans and advances to credit institutions						
(a) Repayable on demand		34.075			38.656	
(b) Other loans and advances		5.969.212			4.734.387	
(c) Reverse Repos		4.566.086	10.569.373		5.171.522	9.944.565
4. Loans and advances to customers		23.810.262			20.961.654	
Less: Provisions for doubtful debts		(1.102.237)	22.708.025		(1.027.141)	19.934.513
5. Debt securities including fixed-income securities						
(a) Government		10.361.043			14.029.398	
(b1) Corporates		2.172.236			2.580.981	
(b2) Other issuers		1.196.642	13.729.921		1.226.935	17.837.314
6. Shares and other variable-income securities			668.769			515.744
7. Participating interests			198.073			318.323
8. Shares in affiliated undertakings			750.706			870.632
9. Intangible assets						
(a) Establishment and formation expenses		21.389			11.959	
(b) Goodwill		76			33.062	
(c) Other intangible assets		279.741			368.819	
Less: Amortisation of intangible assets as at 31.3		(194.515)	106.691		(146.507)	267.333
10. Tangible assets						
(a) Land		586.793			279.756	
(b) Buildings	745.942			528.700		
Less: Depreciation of buildings as at 31.3	(271.400)	474.542		(235.744)	292.956	
(c) Furniture, electronic & other equipment	410.366			376.787		
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(311.247)	99.119		(267.099)	109.688	
(d) Other tangible assets	27.773			27.317		
Less: Depreciation of other tangible assets as at 31.3	(19.968)	7.805		(18.837)	8.480	
(e) Fixed assets under construction and advances		25.576	1.193.835		42.836	733.716
13. Other assets			661.835			652.027
14. Prepayments and accrued income			163.816			169.882
TOTAL ASSETS			52.113.521			53.057.554

LIABILITIES	31.03.2004		31.03.2003	
1. Amounts owed to credit institutions				
(a) Repayable on demand	110.121		523.709	
(b) Time and at notice	2.563.348		4.885.810	
(c) Repos	4.985.939	7.659.408	4.177.864	9.587.383
2. Amounts owed to customers				
(a) Deposits	37.692.056		36.491.325	
(b) Other liabilities	294.974		488.447	
(c) Repos	1.511.684	39.498.714	2.053.025	39.032.797
3. Debts evidenced by certificates				
(a) Debt securities in issue	6.692		7.360	
(b) Other	26.254	32.946	25.070	32.430
4. Other liabilities		1.118.680		999.307
5. Accruals and deferred income		76.789		119.727
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	23.143		22.816	
(b) Provisions for taxation	5.394		4.744	
(c) Other provisions	14.007	42.544	13.755	41.315
6A. Provisions for general banking risks		5.761		5.761
7A. Subordinated liabilities		750.000		750.000
7B. Hybrid capital (BoG circular N° 17/2002)		350.000		-
Shareholders' Equity:				
8. Paid-up capital	1.147.761		1.043.419	
9. Share premium account	32.393		32.393	
10. Reserves	1.401.158		1.131.773	
11. Fixed asset revaluation reserve	20.549		101.424	
11a. Fixed asset investment subsidy	2.700		500	
12. Retained earnings	309.273		252.633	
13. Consolidation differences	(449.077)		(142.652)	
14. Minority interests	142.530		138.724	
14. Own shares	(179.672)	2.427.615	(180.739)	2.377.475
Group profit before tax for the period 1.1 - 31.3	145.677		112.018	
Minority profit before tax	5.387	151.064	(659)	111.359
TOTAL LIABILITIES		52.113.521		53.057.554

OFF-BALANCE SHEET ITEMS	31.03.2004	31.03.2003
1. Contingent liabilities	34.318.780	23.775.392
2. Commitments arising on sale and repurchase agreements	7.806	11.900
3. Other off-balance sheet items	33.678.710	34.819.129
TOTAL OFF-BALANCE SHEET ITEMS	68.005.296	58.606.421

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2004 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 31.3.2004			1.1 - 31.3.2003		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	134.522			168.111		
- Other interest and similar income	488.431	622.953		483.809	651.920	
2. Interest payable and similar charges		(285.989)	336.964		(351.701)	300.219
3. Income from securities						
(a) Income from shares and other variable-income securities	1.674			911		
(b) Income from participating interests	1.185			2.933		
(c) Income from shares in affiliated undertakings	-	2.859		1.300	5.144	
3A. Income from associates		3.255			-	
4. Commissions receivable		116.495	122.609		92.491	97.635
			459.573			397.854
5. Commissions payable			(17.881)			(11.571)
			441.692			386.283
6. Net profit on financial operations		40.812			32.451	
7. Other operating income		5.132	45.944		5.881	38.332
			487.636			424.615
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(127.434)			(120.647)		
- Social security costs	(43.444)			(39.302)		
- Other charges	(17.338)	(188.216)		(16.878)	(176.827)	
(b) Other administrative expenses						
- Taxes and duties	(9.755)			(10.487)		
- Service fees	(32.412)			(33.098)		
- Other fees to third parties	(29.644)	(71.811)	(260.027)	(27.803)	(71.388)	(248.215)
			227.609			176.400
9. Fixed assets depreciation		(32.019)			(28.108)	
10. Other operating charges		(3.330)	(35.349)		(3.232)	(31.340)
Profit on ordinary activities before provisions			192.260			145.060
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(48.319)			(34.247)
Profit on ordinary activities before tax			143.941			110.813
15. Extraordinary income		5.169			4.262	
16. Extraordinary charges		(3.321)			(4.789)	
17. Extraordinary profit		5.275	7.123		1.073	546
18. Profit before tax and minority interests			151.064			111.359
Minority interests			(5.387)			659
Profit before tax			145.677			112.018
Less Taxes:						
Income Tax (provision)		(40.710)			(32.053)	
Minority Taxes		405	(40.305)		196	(31.857)
Group profit after tax			105.372			80.161

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the companies referred to under items 38 and 39 were consolidated for the first time as at 30.09.2003 and 31.12.2003 respectively.

B) In the financial statements of 31.03.2004 the subsidiaries of the non-financial sector and associates are included using the equity method of accounting.

C) Own shares amounted to €179 672 thousand are presented as a deduction from equity in accordance with the revised IAS 32 "Financial Instruments – disclosure and presentation". Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies "Ethniki" Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 "Leases". This reclassification had no impact in the reported profit for the period.

D) The fixed assets of the NBG Group are free of liens or encumbrances as at 31.03.2004.

E) The total number of persons employed by the NBG Group as at 31.03.2004 was 20 960.

F) The basic accounting principles followed by the NBG Group have not changed since the preceding accounting period.

G) Certain items in 31.03.2003 were reclassified so as to be comparable with the corresponding items of 31.03.2004.

H) The balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 31.03.2004.

I) Following the decision of the Shareholders' Annual Meeting of 09.05.2003, National Bank of Greece S.A. share capital was increased by €104 342 thousand, through capitalization of an equal amount of reserves and fixed asset revaluation surplus through the issuance of 23 187 099 new ordinary shares.

Athens, 29 April 2004

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL & CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2004

(In thousand euro)

ASSETS		30.06.2004			30.06.2003	
1. Cash in hand, balances with central banks			1.139.303			1.291.223
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills anc similar securities			88.409			101.602
3. Loans and advances to credit institutions:						
(a) Repayable on demand		65.370			33.649	
(b) Other loans and advances		5.909.291			5.013.448	
(c) Reverse repos		5.659.952	11.634.613		4.847.529	9.894.626
4. Loans and advances to customers		22.244.277			19.063.821	
Less: Provisions for doubtful debts		(936.347)	21.307.930		(880.977)	18.182.844
5. Debt securities including fixed-income securities:						
(a) Government		13.956.886			11.358.641	
(b1) Corporates		1.204.435			2.013.769	
(b2) Other issuers		66.750	15.228.071		41.078	13.413.488
6. Shares and other variable-income securities			334.807			270.158
7. Participating interests			289.321			303.650
8. Shares in affiliated undertakings			1.725.262			1.606.190
9. Intangible assets						
(a) Establishment and formation expenses		7.399			4.905	
(c) Other intangible assets		222.904			331.694	
Less : Amortisation of intangible assets as at 30.6		(168.522)	61.781		(135.247)	201.352
10. Tangible assets						
(a) Land		564.248			268.771	
(b) Buildings	647.181			463.882		
Less: Depreciation of buildings as at 30.6	(253.790)	393.391		(220.123)	243.759	
(c) Furniture, electronic & other equipment	289.562			265.181		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(232.949)	56.613		(203.327)	61.854	
(d) Other tangible assets	11.070			10.882		
Less: Depreciation of other tangible assets as at 30.6	(7.586)	3.484		(7.004)	3.878	
(e) Fixed assets under construction and advances		15.444	1.033.180		29.814	608.076
13. Other assets			528.576			490.363
14. Prepayments and accrued income			112.711			117.368
TOTAL ASSETS			53.483.964			46.480.940

LIABILITIES

1. Amounts owed to credit institutions:						
(a) Repayable on demand		113.289			318.042	
(b) Time and at notice		5.528.131			3.436.402	
(c) Repos		5.236.680	10.878.100		2.829.012	6.583.456
2. Amounts owed to customers:						
(a) Deposits		35.817.604			33.970.691	
(b) Other liabilities		224.427			209.336	
(c) Repos		1.763.320	37.805.351		1.707.330	35.887.357
3. Debts evidenced by certificates:						
(a) Debt securities in issue		619			1.414	
(b) Other		11.060	11.679		22.405	23.819
4. Other liabilities			755.995			699.671
5. Accrued expenses and deferred income			64.078			60.267
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		1.520			4.433	
(b) Provisions for taxation		5.243			4.353	
(c) Other provisions		8.554	15.317		9.470	18.256
6A. Provisions for general banking risks			5.761			5.761
7. Subordinated liabilities			1.100.000			750.000
Shareholders' Equity:						
8. Paid-up capital		1.492.090			1.147.761	
9. Share premium account		32.393			32.393	
10. Reserves		768.786			825.148	
11. Fixed assets revaluation surplus		77.340			11.079	
12. Retained earnings		223.633			223.170	
13. Own shares		(283)	2.593.959		(283)	2.239.268
14. Profit before tax for the period 1.1 - 30.6			253.724			213.085
TOTAL LIABILITIES			53.483.964			46.480.940

OFF- BALANCE SHEET ITEMS

1. Contingent liabilities	33.578.408	21.725.427
2. Commitments arising on sale and repurchase agreements	10.713	22
3. Other off-balance sheet items	24.084.385	26.712.078
TOTAL OFF- BALANCE SHEET ITEMS	57.673.506	48.437.527

FINANCIAL STATEMENTS AS AT 30 JUNE 2004
(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1.- 30.06.2004			1.1. - 30.06.2003		
1. Interest receivable and similar income:						
- Interest income on fixed-income securities	231.524			279.734		
- Other interest and similar income	876.316	1.107.840		848.475	1.128.209	
2. Interest payable and similar charges		(530.682)	577.158		(598.392)	529.817
3. Income on securities:						
(a) Income on shares and other variable-income securities	2.035			1.294		
(b) Income on participating interests	6.804			4.918		
(c) Income on shares in affiliated undertakings	30.554	39.393		10.809	17.021	
4. Commissions receivable		160.782	200.175		139.478	156.499
			777.333			686.316
5. Commissions payable			(49.225)			(35.821)
			728.108			650.495
6. Net profit on financial operations		46.280			52.077	
7. Other operating income		5.666	51.946		7.692	59.769
			780.054			710.264
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(212.461)			(199.478)		
- Social security costs	(79.743)			(73.835)		
- Other charges	(26.933)	(319.137)		(26.862)	(300.175)	
(b) Other administrative expenses						
- Taxes and duties	(15.977)			(15.962)		
- Service fees	(43.370)			(41.409)		
- Other fees to third parties	(42.449)	(101.796)	(420.933)	(39.363)	(96.734)	(396.909)
			359.121			313.355
9. Fixed assets depreciation and amortization charges		(44.751)			(41.594)	
10. Other operating charges		(7.129)	(51.880)		(6.236)	(47.830)
Profit on ordinary activities before provisions			307.241			265.525
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(67.500)			(62.000)
Profit on ordinary activities before tax			239.741			203.525
15. Extraordinary income		2.059			6.948	
16. Extraordinary charges		(3.122)			(4.252)	
17. Extraordinary profit		15.046	13.983		6.864	9.560
18. Profit (before tax)			253.724			213.085
Income tax (provision)			(67.740)			(49.328)
Profit (after tax)			185.984			163.757

NOTES:

1. Following the desicion of the Shareholders' Annual Meeting on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344 328 thousand, through capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.
2. The market value of the Bank's total securities portfolio is lower than the cost value by an amount of € 236 million approximately. The difference is mainly due to the devaluation of shares in subsidiaries and affiliated companies by € 210 million and the devaluation of the available for sale bond portfolio of € 37 million approximately. In view of the transition to International Financial Reporting Standards, no provision was made as at 30.06.2004 for the devaluation difference of the available for sale bond portfolio. The devaluation difference of shares in subsidiaries and affiliated companies has already been included in the consolidated financial statements (either through the consolidation difference, or through the prior years' results). For reasons of consistency and comparability with the Group results no provision was made as at 30.06.2004.
3. The fixed assets of the Bank are free of liens or encumbrances as at 30.06.2004.
4. Capital expenditure in real estate during the first six months of 2004 amounted to€ 9 322 thousand.
5. The total number of persons employed by the Bank in Greece and abroad as at 30.06.2004 was 14 771.
6. The financial statements as at 30.06.2004 and 30.06.2003, have been compiled using provisional trial balances.
7. The accounting principles followed are similar to those of the preceding accounting period of 2003. Certain items of 30.06.2003 were reclassified so as to be comparable with the corresponding items of 30.06.2004.
8. The financial statements of the Bank as at 30.06.2003 do not include the financial position of its former subsidiaries "Hellenic Hotel Tourist and Consulting Enterprises S.A.", "Société Nationale Consultante Foncière et Touristique S.A." and "Olympias Tourism Hotels S.A.", which merged with the Bank through absorption on 30.09.2003, in accordance with the provisions of Law 2166/1993. The absorptions were legally approved up to 31.12.2003.
9. According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 29 July 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	A MEMBER OF THE BOARD	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	STEFANOS G. PANTZOPOULOS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above financial statements of the National Bank of Greece S.A. for the period from 1January through 30 June 2004, are free of any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank's books and records and after taking into consideration note 2 of the Bank, are free of any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as at 30.06.2004, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 29 July 2004
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

NICOLAOS K. SOFIANOS
Reg. No 12231

DELOITTE.

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2004 (P.D. 360/85)

(In thousand euro)

ASSETS		30.06.2004			30.06.2003	
1. Cash in hand, balances with central banks			1.382.800			1.485.250
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			110.300			129.052
3. Loans and advances to credit institutions						
(a) Repayable on demand		64.927			49.360	
(b) Other loans and advances		6.062.483			5.226.717	
(c) Reverse Repos		5.876.995	12.004.405		5.007.474	10.283.551
4. Loans and advances to customers		25.439.576			21.805.503	
Less: Provisions for doubtful debts		(1.093.248)	24.346.328		(1.047.996)	20.757.507
5. Debt securities including fixed-income securities						
(a) Government		14.343.261			11.634.132	
(b1) Corporates		1.448.500			2.148.698	
(b2) Other issuers		1.071.845	16.863.606		1.270.816	15.053.646
6. Shares and other variable-income securities			703.464			592.226
7. Participating interests			202.200			317.406
8. Shares in affiliated undertakings			749.787			923.031
9. Intangible assets						
(a) Establishment and formation expenses		21.755			7.397	
(b) Goodwill		76			30.331	
(c) Other intangible assets		286.651			391.085	
Less: Amortisation of intangible assets as at 30.6		(205.905)	102.577		(157.875)	270.938
10. Tangible assets						
(a) Land		582.093			290.089	
(b) Buildings	748.288			557.060		
Less: Depreciation of buildings as at 30.6	(280.118)	468.170		(242.585)	314.475	
(c) Furniture, electronic & other equipment	419.300			385.634		
Less: Depreciation of furniture, electronic & other equipment as at 30.6	(322.200)	97.100		(276.670)	108.964	
(d) Other tangible assets	29.456			26.960		
Less: Depreciation of other tangible assets as at 30.6	(20.187)	9.269		(18.892)	8.068	
(e) Fixed assets under construction and advances		25.881	1.182.513		40.612	762.208
13. Other assets			606.685			586.940
14. Prepayments and accrued income			155.061			145.381
TOTAL ASSETS			58.409.726			51.307.136

LIABILITIES	30.06.2004		30.06.2003	
1. Amounts owed to credit institutions				
(a) Repayable on demand	107.613		326.303	
(b) Time and at notice	5.697.461		3.542.021	
(c) Repos	6.002.115	11.807.189	3.636.322	7.504.646
2. Amounts owed to customers				
(a) Deposits	39.532.143		37.296.184	
(b) Other liabilities	242.767		217.695	
(c) Repos	1.772.658	41.547.568	1.702.006	39.215.885
3. Debts evidenced by certificates				
(a) Debt securities in issue	6.559		7.356	
(b) Other	28.512	35.071	22.405	29.761
4. Other liabilities		1.076.627		1.012.957
5. Accrued expenses and deferred income		88.786		108.710
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	23.426		24.213	
(b) Provisions for taxation	5.360		4.470	
(c) Other provisions	13.404	42.190	13.250	41.933
6A. Provisions for general banking risks		5.761		5.761
7. Subordinated liabilities		750.000		750.000
7A. Hybrid capital (BoG circular N° 17/2002)		350.000		-
Shareholders' Equity:				
8. Paid-up capital	1.492.090		1.147.761	
9. Share premium account	32.393		32.393	
10. Reserves	1.046.825		1.113.040	
11. Fixed asset revaluation surplus	20.126		14.874	
11a. Fixed asset investment subsidy	2.700		500	
12. Retained earnings	303.553		254.119	
13. Consolidation differences	(463.105)		(144.887)	
14. Minority interests	128.591		136.754	
15. Own shares	(178.436)	2.384.737	(179.171)	2.375.383
Group profit before tax for the period 1.1 - 30.6	312.755		260.633	
Minority profit before tax	9.042	321.797	1.467	262.100
TOTAL LIABILITIES		58.409.726		51.307.136

OFF-BALANCE SHEET ITEMS	30.06.2004	30.06.2003
1. Contingent liabilities	35.014.952	22.107.451
2. Commitments arising on sale and repurchase agreements	19.463	22
3. Other off-balance sheet items	27.021.887	30.798.176
TOTAL OFF-BALANCE SHEET ITEMS	62.056.302	52.905.649

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2004 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.6.2004			1.1 - 30.6.2003		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	263.324			308.050		
- Other interest and similar income	999.489	1.262.813		945.815	1.253.865	
2. Interest payable and similar charges		(579.278)	683.535		(643.818)	610.047
3. Income on securities						
(a) Income on shares and other variable-income securities	7.387			5.172		
(b) Income on participating interests	1.719			5.025		
(c) Income on shares in affiliated undertakings	546	9.652		1.745	11.942	
3A. Income from associates		13.724			-	
4. Commissions receivable		229.571	252.947		199.202	211.144
			936.482			821.191
5. Commissions payable			(36.919)			(24.290)
			899.563			796.901
6. Net profit on financial operations		66.408			60.479	
7. Other operating income		11.612	78.020		12.953	73.432
			977.583			870.333
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(257.725)			(243.636)		
- Social security costs	(88.193)			(79.694)		
- Other charges	(33.460)	(379.378)		(34.223)	(357.553)	
(b) Other administrative expenses						
- Taxes and duties	(21.361)			(20.915)		
- Service fees	(65.110)			(61.345)		
- Other fees to third parties	(60.907)	(147.378)	(526.756)	(54.497)	(136.757)	(494.310)
			450.827			376.023
9. Fixed assets depreciation and amortisation charges		(63.620)			(56.566)	
10. Other operating charges		(7.541)	(71.161)		(6.533)	(63.099)
Profit on ordinary activities before provisions			379.666			312.924
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(88.645)			(67.435)
Profit on ordinary activities before tax			291.021			245.489
15. Extraordinary income		9.478			12.086	
16. Extraordinary charges		(4.514)			(5.448)	
17. Extraordinary profit		25.812	30.776		9.973	16.611
18. Profit before tax and minority interests			321.797			262.100
Minority interests			(9.042)			(1.467)
Profit before tax			312.755			260.633
Less Taxes:						
Income Tax (provision)		(91.290)			(74.689)	
Minority Taxes		355	(90.935)		665	(74.024)
Group profit after tax			221.820			186.609

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou" Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the companies referred to under items 38 and 39 were consolidated for the first time as at 30.09.2003 and 31.12.2003, respectively.

B) In the financial statements of 30.06.2004 the subsidiaries of the non-financial sector and associates are included using the equity method of accounting.

C) Own shares amounted to €178 436 thousand are presented as a deduction from equity in accordance with the revised IAS 32 "Financial Instruments – disclosure and presentation".

D) Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies "Ethniki" Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 "Leases". This reclassification had no impact in the reported profit for the period.

E) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.06.2004.

F) The total number of persons employed by the NBG Group as at 30.06.2004 was 20 754.

G) The basic accounting principles followed by the NBG Group have not changed since the preceding accounting period.

H) Certain items in 30.06.2003 were reclassified so as to be comparable with the corresponding items of 30.06.2004.

I) The balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 30.06.2004.

J) Following the decision of the Shareholders' Annual Meeting on 18.05.2004, National Bank of Greece S.A. share capital was increased by €344 328 thousand, through capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.

K) The fair value of the Group's securities portfolio is lower than its acquisition cost by approximately €51 million. This difference is attributable to the devaluation of the Group's available for sale portfolio. In view of the transition to International Financial Reporting Standards, no provision charge was raised against the Group's income.

L) According to the four-digit codification of National Industry Classification Code (NICC), 95% of the NBG Group's revenues are classified under caption 651.9 "Activities of other intermediary monetary organisations" and the remaining 5% is classified under other captions of economic activity.

Athens, 29 July 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	A MEMBER OF THE BOARD	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	STEFANOS G. PANTZOPOULOS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITOR'S REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above consolidated financial statements of the National Bank of Greece S.A. and its financial sector subsidiaries for the period from 1 January through 30 June 2004, are free of any errors or omissions which materially affect the consolidated asset structure and financial position and the reported profit for the period of the National Bank of Greece and its subsidiaries included in the consolidation. Subsidiary companies included in the consolidated financial statements representing 1,34% and 1,54% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the consolidated financial statements have been prepared in accordance with the provisions of Codified Law 2190/1920 and after taking into consideration note K, are free of any errors or omissions which materially affect the consolidated asset structure and financial position of the National Bank of Greece Group as at 30.06.2004, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the corresponding period of the prior year.

Athens, 29 July 2004
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

NICOLAOS K. SOFIANOS
Reg. No 12231

DELOITTE.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)
(In thousand euro)

ASSETS	30.09.2004			30.09.2003		
1. Cash in hand, balances with central banks			2.333.443			636.248
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			91.581			127.158
3. Loans and advances to credit institutions						
(a) Repayable on demand		36.802			19.783	
(b) Other loans and advances		4.118.618			5.319.743	
(c) Reverse repos		3.766.019	7.921.439		3.629.693	8.969.219
4. Loans and advances to customers		22.909.530			19.499.727	
Less: Provisions for doubtful debts		(963.373)	21.946.157		(890.576)	18.609.151
5. Debt securities including fixed-income securities						
(a) Government		11.752.931			13.066.651	
(b1) Corporates		1.190.704			1.763.881	
(b2) Other issuers		53.211	12.996.846		59.167	14.889.699
6. Shares and other variable-income securities			337.638			287.758
7. Participating interests			286.767			302.424
8. Shares in affiliated undertakings			1.762.718			1.613.495
9. Intangible assets						
(a) Establishment and formation expenses		7.458			5.220	
(c) Other intangible assets		226.997			336.628	
Less : Amortisation of intangible assets as at 30.9		(176.298)	58.157		(144.893)	196.955
10. Tangible assets						
(a) Land		563.727			268.713	
(b) Buildings	649.684			476.283		
Less: Depreciation of buildings as at 30.9	(263.112)	386.572		(229.050)	247.233	
(c) Furniture, electronic & other equipment	292.257			273.644		
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(239.563)	52.694		(214.465)	59.179	
(d) Other tangible assets	11.027			10.952		
Less: Depreciation of other tangible assets as at 30.9	(7.729)	3.298		(7.269)	3.683	
(e) Fixed assets under construction and advances		18.215	1.024.506		30.700	609.508
13. Other assets			396.556			627.632
14. Prepayments and accrued income			125.333			123.854
TOTAL ASSETS			49.281.141			46.993.101

LIABILITIES	30.09.2004		30.09.2003	
1. Amounts owed to credit institutions				
(a) Repayable on demand	162.106		105.119	
(b) Time and at notice	1.383.984		2.948.344	
(c) Repos	3.690.986	5.237.076	3.028.525	6.081.988
2. Amounts owed to customers				
(a) Deposits	37.163.875		34.397.460	
(b) Other liabilities	205.988		216.504	
(c) Repos	1.954.462	39.324.325	2.049.030	36.662.994
3. Debts evidenced by certificates				
(a) Debt securities in issue	550		1.401	
(b) Other	10.608	11.158	14.517	15.918
4. Other liabilities		626.594		567.142
5. Accrued expenses and deferred income		22.017		16.256
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	1.463		4.426	
(b) Provisions for taxation	*5.180*		*4.320*	
(c) Other provisions	8.550	15.193	9.397	18.143
6A. Provisions for general banking risks		5.717		5.761
7. Subordinated liabilities		1.100.000		1.100.000
Shareholders' Equity:				
8. Paid-up capital	1.492.090		1.147.761	
9. Share premium account	32.393		32.393	
10. Reserves	768.786		807.768	
11. Fixed assets revaluation surplus	78.111		11.079	
12. Retained earnings	213.480		223.122	
13. Own shares	(15.665)	2.569.195	(283)	2.221.840
14. Profit before tax for the period 1.1 - 30.9		369.866		303.059
TOTAL LIABILITIES		49.281.141		46.993.101

OFF- BALANCE SHEET ITEMS	30.09.2004	30.09.2003
1. Contingent liabilities	39.723.720	26.165.794
2. Commitments arising on sale and repurchase agreements	9.419	7
3. Other off-balance sheet items	19.875.128	26.240.645
TOTAL OFF- BALANCE SHEET ITEMS	59.608.267	52.406.446

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1.- 30.09.2004			1.1. - 30.09.2003		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	339.372			387.972		
- Other interest and similar income	1.354.782	1.694.154		1.275.836	1.663.808	
2. Interest payable and similar charges		(808.380)	885.774		(872.605)	791.203
3. Income on securities						
(a) Income on shares and other variable-income securities	3.345			1.895		
(b) Income on participating interests	10.257			6.985		
(c) Income on shares in affiliated undertakings	45.558	59.160		16.046	24.926	
4. Commissions receivable		237.574	296.734		220.396	245.324
			1.182.508			1.036.527
5. Commissions payable			(77.297)			(57.337)
			1.105.211			979.190
6. Net profit on financial operations		52.989			55.721	
7. Other operating income		9.536	62.525		10.473	66.194
			1.167.736			1.045.384
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(319.330)			(301.867)		
- Social security costs	(119.305)			(112.315)		
- Other charges	(42.215)	(480.850)		(40.746)	(454.928)	
(b) Other administrative expenses						
- Taxes and duties	(24.406)			(24.280)		
- Service fees	(65.896)			(62.271)		
- Other fees to third parties	(62.259)	(152.561)	(633.411)	(59.626)	(146.177)	(601.105)
			534.325			444.279
9. Fixed assets depreciation and amortization charges		(66.671)			(62.125)	
10. Other operating charges		(10.496)	(77.167)		(9.322)	(71.447)
Profit on ordinary activities before provisions			457.158			372.832
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(101.250)			(92.000)
Profit on ordinary activities before tax			355.908			280.832
15. Extraordinary income		3.766			9.687	
16. Extraordinary charges		(5.341)			(6.724)	
17. Extraordinary profit		15.533	13.958		19.264	22.227
18. Profit (before tax)			369.866			303.059
Income tax (provision)			(96.755)			(80.284)
Profit (after tax)			273.111			222.775

NOTES:

1. Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by € 344 328 thousand, through the capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.
2. The market value of the Bank's securities portfolio is lower than its acquisition cost by € 280 million approximately. The difference is predominately due to the decrease in the value of shares of its subsidiaries and affiliated companies and has been included in the consolidated financial statements (either through the consolidation difference, or through the prior year results). For reasons of consistency and comparability with the Group results no provision was made as at 30.09
3. Fixed assets of the Bank were free of liens or encumbrances as at 30.09.2004.
4. Capital expenditure in real estate during the first nine months of 2004 amounted €12 181 thousand.
5. The total number of persons employed by the Bank in Greece and abroad as at 30.09.2004 was 14 728.
6. The financial statements as at 30.09.2004 and 30.09.2003 have been prepared with the use of provisional trial balances.
7. The accounting policies of the Bank have not changed since the preceding accounting period. Certain items of 30.09.2003 were reclassified in order to be comparable with the corresponding items of 30.09.2004.
8. The comparative figures as at 30.09.2003 do not include the financial position of the Bank's former subsidiaries "Greek Hotels and Tourist Companies of Greece S.A.", "Ethniki Real Estate and Tourist Company S.A." and "Olympias Tourism Hotels S.A.", which were absorbed by the Bank on 30.09.2003, pursuant to the provisions of Law 2166/1993. The absorptions were legally approved before 31.12.2003.
9. According to the four-digit National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 9 November 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)

(In thousand euro)

ASSETS		30.09.2004			30.09.2003	
1. Cash in hand, balances with central banks			2.619.010			820.364
2. Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			120.425			156.908
3. Loans and advances to credit institutions						
(a) Repayable on demand		37.390			38.410	
(b) Other loans and advances		4.232.299			5.487.970	
(c) Reverse Repos		3.994.172	8.263.861		3.857.609	9.383.989
4. Loans and advances to customers		26.229.770			22.286.286	
Less: Provisions for doubtful debts		(1.126.271)	25.103.499		(1.061.432)	21.224.854
5. Debt securities including fixed-income securities						
(a) Government		12.132.972			13.332.756	
(b1) Corporates		1.441.759			1.893.133	
(b2) Other issuers		974.274	14.549.005		1.107.978	16.333.867
6. Shares and other variable-income securities			643.672			633.589
7. Participating interests			202.512			313.643
8. Shares in affiliated undertakings			751.592			926.709
9. Intangible assets						
(a) Establishment and formation expenses		21.477			7.712	
(b) Goodwill		76			29.745	
(c) Other intangible assets		294.472			397.913	
Less: Amortisation of intangible assets as at 30.9		(217.350)	98.675		(171.275)	264.095
10. Tangible assets						
(a) Land		561.151			289.265	
(b) Buildings	748.414			568.541		
Less: Depreciation of buildings as at 30.9	(289.913)	458.501		(252.020)	316.521	
(c) Furniture, electronic & other equipment	424.498			396.399		
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(333.059)	91.439		(291.369)	105.030	
(d) Other tangible assets	29.565			27.011		
Less: Depreciation of other tangible assets as at 30.9	(20.609)	8.956		(19.152)	7.859	
(e) Fixed assets under construction and advances		26.597	1.166.644		39.787	758.462
13. Other assets			546.368			722.513
14. Prepayments and accrued income			169.001			157.786
TOTAL ASSETS			54.234.264			51.696.781

LIABILITIES	30.09.2004		30.09.2003	
1. Amounts owed to credit institutions				
(a) Repayable on demand	155.378		115.580	
(b) Time and at notice	1.546.935		3.064.371	
(c) Repos	4.322.539	6.024.852	3.750.121	6.930.072
2. Amounts owed to customers				
(a) Deposits	40.955.802		37.642.691	
(b) Other liabilities	226.175		225.510	
(c) Repos	1.945.608	43.127.585	2.044.842	39.913.043
3. Debts evidenced by certificates				
(a) Debt securities in issue	26.941		7.336	
(b) Other	28.895	55.836	14.517	21.853
4. Other liabilities		958.897		862.878
5. Accrued expenses and deferred income		72.594		55.851
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	23.495		24.773	
(b) Provisions for taxation	5.357		4.488	
(c) Other provisions	13.847	42.699	13.160	42.421
6A. Provisions for general banking risks		5.717		5.761
7. Subordinated liabilities		750.000		750.000
7A. Hybrid capital (BoG circular N° 17/2002)		350.000		350.000
Shareholders' Equity:				
8. Paid-up capital	1.492.090		1.147.761	
9. Share premium account	32.393		32.393	
10. Reserves	1.030.337		1.095.591	
11. Fixed asset revaluation surplus	20.874		15.036	
11a. Fixed asset investment subsidy	2.700		2.700	
12. Retained earnings	308.500		271.442	
13. Consolidation differences	(462.974)		(144.601)	
14. Minority interests	128.496		136.779	
15. Own shares	(192.137)	2.360.279	(179.620)	2.377.481
Group profit before tax for the period 1.1 - 30.9	474.046		382.514	
Minority profit before tax	11.759	485.805	4.907	387.421
TOTAL LIABILITIES		54.234.264		51.696.781

OFF-BALANCE SHEET ITEMS	30.09.2004	30.09.2003
1. Contingent liabilities	40.890.684	26.527.169
2. Commitments arising on sale and repurchase agreements	36.015	12.067
3. Other off-balance sheet items	22.890.649	30.792.420
TOTAL OFF-BALANCE SHEET ITEMS	63.817.348	57.331.656

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2004 (P.D. 360/85)

(In thousand euro)

PROFIT AND LOSS ACCOUNT	1.1 - 30.9.2004			1.1 - 30.9.2003		
1. Interest receivable and similar income						
- Interest income on fixed-income securities	387.145			428.848		
- Other interest and similar income	1.545.444	1.932.589		1.423.964	1.852.812	
2. Interest payable and similar charges		(884.108)	1.048.481		(940.163)	912.649
3. Income on securities						
(a) Income on shares and other variable-income securities	9.580			6.764		
(b) Income on participating interests	2.578			7.111		
(c) Income on shares in affiliated undertakings	547	12.705		2.699	16.574	
3A. Income from associates		23.811			-	
4. Commissions receivable		345.148	381.664		317.255	333.829
			1.430.145			1.246.478
5. Commissions payable			(56.199)			(41.092)
			1.373.946			1.205.386
6. Net profit on financial operations		83.937			75.682	
7. Other operating income		17.898	101.835		18.297	93.979
			1.475.781			1.299.365
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(388.817)			(369.367)		
- Social security costs	(131.509)			(120.976)		
- Other charges	(51.776)	(572.102)		(51.431)	(541.774)	
(b) Other administrative expenses						
- Taxes and duties	(31.781)			(31.187)		
- Service fees	(97.389)			(88.689)		
- Other fees to third parties	(90.024)	(219.194)	(791.296)	(87.012)	(206.888)	(748.662)
			684.485			550.703
9. Fixed assets depreciation and amortisation charges		(95.535)			(86.127)	
10. Other operating charges		(11.239)	(106.774)		(9.786)	(95.913)
Profit on ordinary activities before provisions			577.711			454.790
11+12. Value adjustments in respect of loans and advances and provisions for contingencies			(129.417)			(101.742)
Profit on ordinary activities before tax			448.294			353.048
15. Extraordinary income		13.734			17.746	
16. Extraordinary charges		(6.963)			(8.107)	
17. Extraordinary profit		30.740	37.511		24.734	34.373
18. Profit before tax and minority interests			485.805			387.421
Minority interests			(11.759)			(4.907)
Profit before tax			474.046			382.514
Less Taxes:						
Income Tax (provision)		(135.864)			(113.255)	
Minority Taxes		505	(135.359)		1.008	(112.247)
Group profit after tax			338.687			270.267

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) "Diethniki" Mutual Fund Management S.A., 7) National Investment Company S.A., 8) "National" Mutual Fund Management S.A., 9) "Ethniki Kefalaiou Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) "Ethniki" Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) "Ethniki" Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A., 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A., 38) NBG Funding Ltd and 39) Banca Romaneasca S.A. Of the companies included in the consolidated financial statements the company referred to under Item 39 was consolidated for the first time as at 31.12.2003.

B) Non financial sector subsidiaries and associated companies are included in the consolidated financial statements of 30.9.2004 using the equity method of accounting.

C) Own shares amounting to €192 137 thousand are presented as a deduction from equity in accordance with the revised IAS 32 "Financial Instruments – disclosure and presentation".

D) Certain Balance Sheet and Profit & Loss items of the leasing subsidiary companies "Ethniki" Leasing S.A. and Interlease A.D. (Sofia) are reclassified in accordance with IAS 17 "Leases".

E) Fixed assets of the NBG Group were free of liens and encumbrances as at 30.09.2004.

F) The total number of persons employed by the NBG Group as at 30.09.2004 was 20 655.

G) The accounting policies of the NBG Group have not changed since the preceding accounting period.

H) Certain items in 30.09.2003 were reclassified in order to be comparable with the corresponding items of 30.09.2004.

I) Balances denominated in foreign currency have been translated into euro at the exchange rates prevailing as at 30.09.2004.

J) Following a decision of the Annual General Meeting of the Shareholders held on 18.05.2004, National Bank of Greece S.A. increased its share capital by €344 328 thousand, through the capitalization of an equal amount of land and buildings revaluation surplus through the issuance of 76 517 426 new ordinary shares.

K) According to the four-digit National Industry Classification Code (NICC), 95% of the NBG Group's revenues are classified under caption 651.9 "Activities of other intermediary monetary organisations" and the remaining 5% are classified under other captions of economic activity.

L) Of the companies included in the consolidated financial statements as at 30.09.2003, "Greek Hotels and Tourist Companies of Greece S.A." and "Ethniki Real Estate and Tourist Company S.A." were absorbed by National Bank of Greece S.A. pursuant to the provisions of Law 2166/93, art. 1-5, and Codified Law 2190/20, art. 69-77 and 78.

Athens, 9 November 2004

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

13. 3 Financial Statements 2004 of Consolidated Companies

NATIONAL INVESTMENT COMPANY S.A.
Licence 265/15/27.03.1980

FINANCIAL STATEMENTS AS AT 31st DECEMBER 2004
24th ACCOUNTING YEAR (1/1/2004 - 31/12/2004)

ASSETS

	YEAR ENDED 2004 EURO			YEAR ENDED 2003 EURO		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. INSTALLATION EXPENSES						
1. Formation & first installation expenses	0,00	0,00	0,00	1.787,69	1.787,69	0,00
4. Other installation expenses	4.908.196,18	4.450.262,36	457.933,82	4.908.196,18	3.708.477,43	1.199.718,75
	4.908.196,18	4.450.262,36	457.933,82	4.909.983,87	3.710.265,12	1.199.718,75
C. FIXED ASSETS						
II. Tangible assets						
3. Buildings & technical works	0,00	0,00	0,00	9.308,41	9.308,41	0,00
6. Furniture & other equipment	92.907,95	84.047,48	8.860,47	88.569,48	77.148,17	11.421,31
Total Fixed Assets CII	92.907,95	84.047,48	8.860,47	97.877,89	86.456,58	11.421,31
D. CURRENT ASSETS						
II. Receivables						
11. Sundry debtors			364.096,67			3.062.413,14
			364.096,67			3.062.413,14
III. Securities	Domestic	Abroad		Domestic	Abroad	
1. Shares listed on the Athens Stock Exchange	158.731.374,63	10.459.234,36	169.190.608,99	149.942.130,53	3.291.246,12	153.233.376,65
2. Shares non listed on the Athens Stock Exchange	787.759,50	0,00	787.759,50	3.006.259,50	0,00	3.006.259,50
3. Bonds	1.986.540,00	2.517.144,09	4.503.684,09	0,00	2.833.979,68	2.833.979,68
4. Mutual fund units	0,00	1.075.438,59	1.075.438,59	3.559.665,55	670.567,14	4.230.232,69
5. Greek Government debt securities	0,00	0,00	0,00	3.394.211,01	0,00	3.394.211,01
7. Other securities	17.150,16	0,00	17.150,16	17.161,81	0,00	17.161,81
	161.522.824,29	14.051.817,04	175.574.641,33	159.919.428,40	6.795.792,94	166.715.221,34
IV. Available funds	EURO	F.X.		EURO	F.X.	
1. Cash	21.985,32	0,00	21.985,32	19.855,24	0,00	19.855,24
3. Called & fixed deposits	34.191.677,56	513.816,06	34.705.493,62	7.589.907,52	153.919,72	7.743.827,24
	34.213.662,88	513.816,06	34.727.478,94	7.609.762,76	153.919,72	7.763.682,48
Total Current Assets (DII+DIII+DIV)			210.666.216,94			177.541.316,96
E. PREPAYMENTS AND ACCRUED INCOME						
1. Accrued expenses			3.110,67			2.892,84
2. Accrued income			175.995,65			187.142,80
			179.106,32			190.035,64
TOTAL ASSETS (B+C+D+E)			211.312.117,55			178.942.492,66
OFF BALANCE SHEET ITEMS						
3. Claims from bilateral contracts			25.369,37			2.960.617,57

LIABILITIES

	YEAR ENDED 2004 EURO	YEAR ENDED 2003 EURO
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(99.036.000 shares of par value EUR 1,68)		
1. Paid-up	166.380.480,00	166.380.480,00
II. Share premium account	71.246,22	71.246,22
IV. Reserves		
3. Special reserve of Law 1969/1991	23.846.388,64	2.108.078,53
	23.846.388,64	2.108.078,53
Total Sharesholders' Equity (AI+AII+AIV+AV)	190.298.114,86	168.559.804,75
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provisions for staff pensions & similar obligations	70.047,84	59.359,60
C. LIABILITIES		
II. Current liabilities		
5. Taxes and duty payable	351.567,40	303.169,15
6. Social security contributions payable	21.025,55	9.294,62
10. Dividends payable	19.861.989,57	9.946.789,08
11. Sundry creditors	680.994,57	58.605,58
Total Current Liabilities (CII)	20.915.577,09	10.317.858,43
D. ACCRUALS AND DEFFERED INCOME		
2. Accrued expenses	28.377,76	5.469,88
TOTAL LIABILITIES (A+B+C+D)	211.312.117,55	178.942.492,66
OFF BALANCE SHEET ITEMS		
3. Obligations from bilateral contracts	25.369,37	2.960.617,57

Notes:

1. The market value of the Company's investments at 31.12.2004 exceeds their acquisition cost by 14.511.711,43 EURO.
2. The intrinsic book value of the share as at 31.12.2004 was 2,27 EURO.
3. The company employs 8 persons.
4. It is clarified that prior year amounts are given in such a way as to be comparable to this year amounts.
5. There are no disputed claims or claims under arbitration.
6. The total revenues of the Company are classified under caption 652.9 of the National Industry Classification Code (NICC).

PROFIT AND LOSS ACCOUNT AS AT 31st DECEMBER 2004
(1/1/2004 - 31/12/2004)

	YEAR ENDED 2004 EURO		YEAR ENDED 2003 EURO	
I. OPERATING RESULTS				
- Portfolio income		5.846.145,86		5.292.780,33
- Profit/Loss from sale of securities		40.095.353,08		10.301.149,42
Total		45.941.498,94		15.593.929,75
Less: Expenses of portfolio management		2.348.060,07		1.392.571,15
Total Operating Results (profit/loss)		43.593.438,87		14.201.358,60
Less: Administration expenses		1.212.772,58		1.315.786,14
Total Operating Profit				
Total Results from portfolio management (Profit/Loss)		42.380.666,29		12.885.572,46
II. LESS/ADD: Extraordinary Results				
- Extraordinary and non operating income	135.598,50		107.650,37	
Less:				
- Extraordinary and non operating expenses	330.910,24	-195.311,74	456.018,68	-348.368,31
Operating and extraordinary profit for the year		42.185.354,55		12.537.204,15
TOTAL DEPRECIATION				
Total depreciation of fixed assets and amortization of intagible assets	748.684,24		879.955,77	
Less: Depreciation and amortization transferred to operating costs	748.684,24	0,00	879.955,77	0,00
NET RESULTS (PROFIT/LOSS) BEFORE TAX		42.185.354,55		12.537.204,15

APPROPRIATION ACCOUNT

	YEAR ENDED 2004 EURO	YEAR ENDED 2003 EURO
Net profit/loss for the year	42.185.354,55	12.537.204,15
Less: Income tax of Law 2459/97	639.844,44	525.525,62
Profits for distribution / Accumulated deficit	41.545.510,11	12.011.678,53
Appropriation of profits:		
- Dividend for current period (EUR 0,20 per share)	19.807.200,00	9.903.600,00
- Extraordinary reserves of Law 1969/1991	21.738.310,11	2.108.078,53
	41.545.510,11	12.011.678,53

Athens, 24 January 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS SP. VRANAS ID No: M 070166	NIKOLAOS A. BERTSOS ID No: Π 070963/1987	CHRISTINA D. PASHALIGOU ID No: Λ 048260/1979

AUDITORS' REPORT
To the Shareholders of the "NATIONAL INVESTMENT COMPANY S.A."

We have audited the above Financial Statements, the Appendix thereof and the Cash Flow statement of "National InvestmentCompany S.A." for the year ended 31 December 2004. Our audit was conducted in accordance with the provisions of article 37 of Codified Law ("CL") 2190/1920 on "Sociétés Anonymes", the provisions of Law 1969/1991 "on Portfolio InvestmentCompanies, Mutual Funds etc." and the audit procedures that we deemed necessary, based on the audit principles and rules followed by the (Greek) Body of Chartered Auditors – Accountants. We were given access to the company's books and records and we were provided with all necessary information and clarifications to conduct our audit, as requested. The company has correctly applied the (Greek) General Chart of Accounts. The stocktaking method has not changed compared to the prior year. We have ensured that the Management Report produced by the Board of Directors for the Ordinary General Shareholders Meeting, was correctly based on the information contained in the Financial Statements. The Appendix to the Financial Statements contains the information specified by para. 1 of article 43a of CL. 2190/1920, whereas the Cash Flow Statement has been prepared based on the information contained in the Financial Statements and the underlying books and records. We have concluded from our audit that the Company has finalized its tax liabilities up to and including the year ended 31.12.2000. Therefore, its tax liabilities for the financial years following the above date have not yet been finalized. It is our opinion that the Financial Statements of the Company, which have been prepared based on the information contained in the underlying books and records, the Appendix thereof and the Cash Flow Statement, subject to our comment expressed above, present the asset structure and financial position of the Company as at 31 December 2004, the result for the year then ended, as well as the Cash Flows from operating activities of the Company for the year then ended, based on the relevant legal provisions in force and the generally accepted accounting principles and policies, which do not differ from those applied by the company in the prior year.

Athens, 25 January 2005

THE CERTIFIED PUBLIC ACCOUNTANT AUDITOR

EPAMINONDAS H. YIOUROUKOS
REG. No.ICPAG 10351
Deloitte

NATIONAL SECURITIES COMPANY S.A.

COMPANY OF THE NATIONAL BANK OF GREECE S.A. GROUP

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

Reg. No: 17210/06/B/88/02

DECISION OF THE 27/26.03.89 MEETING OF THE BOARD OF DIRECTORS OF THE HELLENIC CAPITAL MARKET COMMISSION

BALANCE SHEET AS AT 31 DECEMBER 2004 - 16th ACCOUNTING YEAR (1 JANUARY 2004 - 31 DECEMBER 2004)

ASSETS

	AMOUNTS IN EURO FOR THE YEAR 2004			AMOUNTS IN EURO FOR THE YEAR 2003		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	1.270.573,85	1.130.452,42	140.121,43	1.127.113,89	968.272,75	158.841,14
	1.270.573,85	1.130.452,42	140.121,43	1.127.113,89	968.272,75	158.841,14
C. FIXED ASSETS						
II. Tangible assets						
3. Buildings and technical works	177.558,55	108.639,07	68.919,48	171.290,95	91.540,70	79.750,25
4. Machinery, technical installations and other equipment	97.112,58	90.777,99	6.334,59	97.112,58	72.508,84	24.603,74
5. Transportation means	19.430,73	13.658,75	5.771,98	19.430,73	10.744,14	8.686,59
6. Furniture & other equipment	2.268.751,72	2.065.718,78	203.032,94	2.204.801,82	1.897.266,35	307.535,47
Total Tangible Assets	2.562.853,58	2.278.794,59	284.058,99	2.492.636,08	2.072.060,03	420.576,05
III. Investments & other long - term financial assets						
2. Participating interests in other undertakings						0,00
2a. Participation in the Guarantee Fund			6.638.561,29			6.414.138,61
2b. Auxiliary transaction clearing fund with the ASE			11.902.454,63			11.101.419,58
7. Other long-term receivables			10.274,29			10.274,29
			18.551.290,21			17.525.832,48
Total Fixed Assets (CII+CIII)			18.835.349,20			17.946.408,53
D. CURRENT ASSETS						
II. Debtors						
1. Customers - Brokers, ASE, ACR		26.909.890,43			26.100.899,08	
Less: Provisions		-800.000,00	26.109.890,43		-800.000,00	25.300.899,08
3a. Cheques receivable			6.344,16			0,00
11. Sundry debtors			3.673.330,19			4.182.020,87
			29.789.564,78			29.482.919,95
III. Securities						
1. Shares		6.620.924,23			1.839.158,31	
Less: Provisions for the devaluation of shares		-269.658,91	6.351.265,32		-233.795,79	1.605.362,52
3. Other securities		331,57			458.787,74	
Less: Provisions for the devaluation of securities		-41,65	289,92		-937,94	457.849,80
			6.351.555,24			2.063.212,32
IV. Cash at bank and in hand						
1. Cash in hand			22.243,65			10.815,61
3. Current , term deposits and reverse repos			3.780.423,59			7.882.835,92
3a. Reverse repos on behalf of clients			194.089.412,86			224.751.771,98
			197.892.080,10			232.645.423,51
Total Current Assets (DII+DIII+DIV)			234.033.200,12			264.191.555,78
E. PREPAYMENTS & ACCRUED INCOME						
1. Deferred expenses			122.895,37			52.030,40
2. Accrued income			17.435,93			36.355,97
			140.331,30			88.386,37
TOTAL ASSETS (B+C+D+E)			253.149.002,05			282.385.191,82
OFF-BALANCE SHEET ITEMS						
1. Third party assets held			1.353.508.667			1.225.919.982
2. Guarantees and other collaterals			24.228.619,25			13.576.065,48
3. Bilateral agreements			12.768.774,29			7.794.144,00
4. Other off-balance sheet items			175.000,00			175.000,00

Notes:

1) The company according the opinion of ESYL 304/2497/1999 has registration the profit and loss from financial derivatives in the "Turnover (provision of services)" and in the "Cost of provision and Services". Certain items in 2003 were reclassified in order to be comparable with the corresponding items of 2004
2) The Company has been audited by the Tax Authorities until the fiscal year 1998.

LIABILITIES & SHAREHOLDERS EQUITY

	AMOUNTS IN EURO FOR THE YEAR 2004	AMOUNTS IN EURO FOR THE YEAR 2003
A. SHAREHOLDERS' EQUITY		
I. Share capital (2 328 700 shares of Euro 3)		
1. Paid-up	6.986.100,00	6.986.100,00
IV. Reserves		
1. Legal reserve	2.328.700,00	2.328.700,00
5. Tax-free reserves	11.955.133,97	11.477.356,12
	14.283.833,97	13.806.056,12
V. Retained earnings		
Retained earnings	1.519.283,39	2.747.242,40
Total Shareholders' Equity (AI + AIV + AV)	22.789.217,36	23.539.398,52
B. PROVISIONS FOR RISKS & CHARGES		
1. Provisions for staff pensions and similar obligations	256.000,00	199.190,95
2. Other provisions	828,59	11.610,16
	256.828,59	210.801,11
C. LIABILITIES		
II. Current liabilities		
1. Suppliers	312.142,01	176.764,11
3. Short term debt	6.056.036,09	5.000.775,83
4. Customers - Brokers, ASE, ACR	20.722.062,41	19.611.399,44
4a. Repos on behalf of clients	194.089.412,86	224.751.771,98
5. Taxes and duties payable	3.002.776,52	5.110.783,06
6. Social security contributions payable	115.426,98	95.580,97
10. Dividends payable	4.657.400,00	3.004.023,00
11. Sundry creditors	1.085.789,36	809.716,24
Total Current liabilities (CII)	230.041.046,23	258.560.814,63
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	61.909,87	74.177,56
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (A+B+C+D)	253.149.002,05	282.385.191,82
OFF - BALANCE SHEET ITEMS		
1. Beneficiaries of third party assets held	1.353.508.667	1.225.919.982
2. Guarantees and other collaterals	24.228.619,25	13.576.065,48
3. Bilateral agreements	12.768.774,29	7.794.144,00
4. Other off-balance sheet items	175.000,00	175.000,00

PROFIT AND LOSS ACCOUNT AS AT 31st DECEMBER 2004 (1/1/2004 - 31/12/2004)

	AMOUNTS IN EURO FOR THE YEAR 2004			AMOUNTS IN EURO FOR THE YEAR 2003		
I. Operating Results						
Turnover (provision of services)			24.366.367,27			24.066.031,42
Less: Cost of provision of services			11.399.076,08			9.851.382,79
Gross profit			12.967.291,19			14.214.648,63
Add: Other operating income			92.936,20			87.246,07
Total			13.060.227,39			14.301.894,70
Less: 1. Administrative expenses			2.977.236,56			2.707.100,03
3. Selling & distribution expenses			2.106.920,86			1.673.940,77
Operating income before investing & financing activities			7.976.069,97			9.920.853,90
Add: 2. Income from securities		102.502,68			35.796,74	
3. Gains from the sale of participating interests and securities		578.572,52			533.849,85	
4. Interest income and other similar income		481.530,45			425.012,90	
		1.162.605,65			994.659,49	
Less: 1. Provisions for the devaluation of shares and securities	36.059,12			40.690,42		
2. Expenses and losses from participating interests and securities	882.242,20			867.860,23		
3. Interest expenses and finance charges	531.899,52	1.450.200,84	-287.595,19	509.150,56	1.417.701,21	-423.041,72
Operating Profit			7.688.474,78			9.497.812,18
II. Extraordinary Items						
1. Extraordinary and non - operating income		40.223,49			47.921,82	
2. Extraordinary gains		253,32			7.022,14	
3. Income from prior years		94.672,42			25.694,98	
4. Income from prior years provisions		12.067,85			29.421,87	
		147.217,08			110.060,81	
Less: 1. Extraordinary and non-operating expenses	69.409,11			220.576,31		
2. Extraordinary losses	0,43			380,31		
3. Prior year expenses	26.120,30			109.717,31		
4. Provisions for extraordinary risks	0,00	95.529,84	51.687,24	500.000,00	830.673,93	-720.613,12
Profit after extraordinary items			7.740.162,02			8.777.199,06
Less: Total depreciation of fixed assets and amortization of intangible assets		396.418,13			654.422,38	
Less: Depreciation and amortization transferred to operating costs		396.418,13	0,00		654.422,38	0,00
Net Profit before taxes			7.740.162,02			8.777.199,06

APPROPRIATION ACCOUNT

	AMOUNTS IN EURO FOR THE YEAR 2004	AMOUNTS IN EURO FOR THE YEAR 2003
Net profit for the year	7.740.162,02	8.777.199,06
Add: Non - appropriated earnings from prior years	2.747.242,40	1.129.235,77
Add: Distributable reserves	339.728,80	370.212,99
Total	10.827.133,22	10.276.647,82
Less: 1. Income tax	3.132.943,18	3.412.090,53
Distributable profit	7.694.190,04	6.864.557,29
Appropriation of profits:		
2. Dividend from current year profits	1.910.157,60	1.874.787,23
2a. Dividend from prior year profits	2.747.242,40	1.129.235,77
6a. Reserves from tax - free profits	817.506,65	543.291,89
		0,00
7a. Distribution of profits to employees	700.000,00	570.000,00
		0,00
8. Retained earnings	1.519.283,39	2.747.242,40
	7.694.190,04	6.864.557,29

Athens, 21 February 2005

THE C.E.O & CHAIRMAN OF THE B.O.D.	THE VICE PRESIDENT	THE C.F.O. & MEMBER OF THE B.O.D
IOANNIS M. KATSOURIDIS	**PETROS N .XRISTODOYLOY**	**NICOLAOS P. PAPADOPOULOS**
ID M 328080	ID Σ 135553	ID N 168464
		Reg. No. A' Class: 13595

AUDITORS REPORT
TO THE SHAREHOLDERS OF "NATIONAL SECURITIES COMPANY S.A."

We have audited the above Financial Statements and the related notes thereto of the National Securities Company S.A. for the year ended 31 December 2004. As part of our audit we also considered the results of operations of the branches of the Company. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the audit procedures which we consider necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available and we were provided with all the necessary information and clarifications we requested. The Company has complied with the Greek Chart of Accounts. There was no change in the accounting policies compared with those of the previous year. We agreed the contents of the Board of Directors' Report to the General Meeting of the Shareholders with the Financial Statements. The notes to the Financial Statements include the information required by paragraph 1 of article 43a of Codified Law 2190/1920.

The following qualifications derived from our audit:

1) Those amounts paid according to the provisions of L.2533/1997 are included in the account Ш 2a "Participation in the Guarantee Fund" , which amounts to Euro 6.638.561,29. According to article 74 par. 4 of the Law mentioned above, if a financial services providing company (EPEY) discontinues its operations, the Guarantee Fund is obliged to return to the company its contributions reduced by the compensation paid by the Fund (or is speculated to be paid) to the company's clients.

2) Those amounts paid according to the provisions of L.2471/1997 and the decisions of the Greek Capital Committee, are included in the account CIII 2b " Auxiliary transaction clearing fund with the ASE", which amounts to Euro 11.902.454,63. According to the above provisions and decisions, the timing, possibility of recovery or the amount that will be returned is not determinable. Hence, we are not able to determine the recoverability of the amount mentioned above.

In our opinion, the above Financial Statements and Notes thereto, which derive from the Company's books and records, present fairly, taking into consideration our qualifications mentioned above and the note 2 of the Company, the asset structure, the financial position as at 31 December 2004 and results of its operations for the year then ended in accordance with the prevailing legislation and the accounting principles generally accepted in Greece and are consistant with those applied in the previous year.

Athens, 21 February 2005
Certified Public Accountant Auditor

Nicolaos K. Sofianos
Reg. No. ICPAG 12231
Deloitte.

ETHNIKI KEFALAIOU S.A
ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYMI
REGISTRY No. 25436/01/B91/644
BALANCE SHEET AS AT 31st DECEMBER 2004 (1st JANUARY TO 31st DECEMBER 2004

ASSETS	2004 Cost	2004 Accumulated Depreciation	2004 Net Book Value	2003 Cost	2003 Accumulated Depreciation	2003 Net Book Value
B. START UP EXPENSES						
4. Other formation expense:	763.478,43	763.189,32	289,11	84.669,24	83.908,69	760,55
	763.478,43	763.189,32	289,11	84.669,24	83.908,69	760,55
C. FIXED ASSETS						
II. Intangible Assets						
1. Land and Sites	14.964.529,81	0,00	14.964.529,81	15.945.554,35	0,00	15.945.554,35
3. Buildings	16.345.424,45	1.928.924,60	14.416.499,85	20.429.535,98	3.153.198,80	17.276.337,18
4. Machinery and other equipmen	26,37	23,64	2,73	43,93	41,16	2,77
5. Vehicles	66.399,16	35.139,45	31.259,71	44.925,78	27.866,56	17.059,22
6.Furniture and other equipment	168.705,30	153.592,46	15.112,84	175.283,85	151.764,69	23.519,16
Total Intangible Assets (C II	31.545.085,09	2.117.680,15	29.427.404,94	36.595.343,89	3.332.871,21	33.262.472,68
III. Investments and other long-term debtors						
1. Equity participation in related companie		132.113,20			2.862.189,69	
Less: Provision for devaluation of shares		0,00	132.113,20		-2.319.402,43	542.787,26
7. Other long-term debtors		12.715.878,35			9.410.184,92	
Less: Provision for devaluation of share		-1.840.395,07	10.875.483,28		-1.840.395,07	7.569.789,85
			11.007.596,48			8.112.577,11
Total fixed assets (CII+CIII			40.435.001,42			41.375.049,79
D. CURRENT ASSETS						
II. Debtors						
1. Customers			7.439,39			79.135,14
3a. Post dated cheques receivable:			9.650,00			11.099,72
5. Amounts due from related companies within one year			27.530,32			20.650,92
9. Long-term claims receivables in next financial yea			4.085.230,48			2.848.012,84
10. Doubtfull & disputed debtors		7.815.914,19			9.049.001,21	
Less: Provisions for doubtfull debt:		-7.462.009,10	353.905,09		-8.642.011,38	406.989,83
11. Sundry Debtors			1.574.129,96			2.664.029,12
12. Advance Payments			586,94			1.912,03
			6.058.472,18			6.031.829,60
III. Securities						
1. Shares on hanc		180.332.794,20			170.367.695,65	
Less: Provision for devaluation of share		-11.631.118,34	168.701.675,86		-59.944.406,28	110.423.289,37
2. Bonds			0,00			3.521,64
3. Other Securities			61.538.156,25			67.500.000,00
			230.239.832,11			177.926.811,01
IV. Cash						
1. Cash on hanc			846,64			572,02
3. Deposits			1.441.374,68			1.999.629,58
			1.442.221,32			2.000.201,60
Total Current Assets (DII+DIII+DIV			237.740.525,61			185.958.842,21
E. SUSPENCE ACCOUNTS						
1. Prepaid expenses			4.866,03			4.255,41
2. Accrued income			369.016,66			211.864,35
			373.882,69			216.119,76
TOTAL ASSETS (B+C+D+E)			278.549.698,83			227.550.772,31
DEBIT MEMO ACCOUNTS						
1. Third party assets			30.475.268,14			35.454.442,43
2. Guaranty debit accounts			33.373.647,79			34.363.052,06
4. Other memo accounts			15.566.914,69			12.917.161,55
			79.415.830,62			82.734.656,04

LIABILITIES	2004	2003
A. SHAREHOLDERS EQUITY		
I. Share Capital		
(634.074 registered shares of GRD 29.999,63 each		
1. Paid-up capita	55.823.874,96	55.823.874,96
III. Revaluation of assets reserve		
1. Revaluation of shares reserve	8.003.900,10	342.486,30
2. Revaluation of tangible fixed assete:	3.694.696,35	0,00
	11.698.596,45	342.486,30
IV. Reserves		
1. Statutory Reserve	10.066.405,78	7.899.234,56
4. Extraordinary reserve	688,50	688,50
5. Non-taxable reserve	186.539.203,58	134.633.320,16
	196.606.297,86	142.533.243,22
V. Retained Earnings		
Profit for the period	4.088.355,50	87.146,88
Total Shareholders Equity (AI+AIII+AIV+AV	268.217.124,77	198.786.751,36
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provision for employee terminatior	352.573,45	281.480,04
C. LIABILITIES		
I. Long-term liabilities		
8. Other long-term creditors	43.557,74	47.652,16
II. Short-term liabilities		
1. Suppliers	2.557,02	906,84
2a. Cheques payable	24,25	1.520,00
5. Taxes	4.417.357,30	1.098.222,23
6. Social Insurance Payable	33.541,47	27.835,16
8. Amounts due to related companies	1.010,32	1.710,89
10.Dividends payable	4.251.199,50	26.890.452,07
11. Sundry creditors	302.642,14	386.129,22
	9.008.332,00	28.406.776,41
Total Liabilities (CI+CII)	9.051.889,74	28.454.428,57
D. SUSPENCE ACCOUNTS		
1. Deferred profits	228.911,63	14.811,30
2. Accrued expenses	699.199,24	13.301,04
	928.110,87	28.112,34
TOTAL LIABILITIES (A+B+C+D	278.549.698,83	227.550.772,31
CREDIT MEMO ACCOUNTS		
1. Beneficiaries of third party assets	30.475.268,14	35.454.442,43
2. Guarantee credit accounts	33.373.647,79	34.363.052,06
4. Other memo accounts	15.566.914,69	12.917.161,55
	79.415.830,62	82.734.656,04

NOTES: 1. The fixed aseets of the Company were revaluated on 31/12/2004 according to the 2065/92 Tax Law. Land value increased by € 3.099.066,16 and Buildings value by € 721.364,83 while the Accumulated depreciation increased by € 125.734,64. Because the depreciation of the year was calculated after the revaluation of the buildings, it rose by € 7.303,09. The net revaluation € 3.694.696,35 is included in the Liabilities' account, "Revaluation of tangible fixed assets". 2. The current value if "Shares" under the Current Assets, is € 174.578.153,03. There is invisible surplus value of € 5.876.477,17 which does not appear in the Balance Sheet. Te valuation of shares was calculated at hte lower value between the current and the cost value. 3. The dividend payable is under the approval of the Shareholders' General Meeting, representing at least 70% fo the paid-up share capital. 4. The Company has been audited by the Tax Authorities until the period ending on 31/12/2000.

PROFIT AND LOSS ACCOUNT

	2004	2004	2003	2003
I. Operation Results				
Income for the perioc		15.433.030,56		5.282.760,49
Less: Supplied services cos		-2.896.530,36		-2.098.355,02
Gross Profit		12.536.500,20		3.184.405,47
Less: Administration expenses		-161.967,81		-180.607,70
Profit from operating activities		12.374.532,39		3.003.797,77
Plus: 2. Dividends receivec	4.378.586,37		2.939.447,07	
3. Profit from trading of securities	255.769,28		6,80	
Less: 1. Provision for devaluation of securitie	0,00		-219.840,13	
2. Expenses and losses of securitie	-180.074,89	4.454.280,76	-443.233,38	2.276.380,36
Profit before Extraordinary Depreciation, and Taxes		16.828.813,15		5.280.178,13
II. PLUS: Extraordinary Result				
1. Operating & Extraordinary profi	228,93		171.943,81	
2. Extraordinary profi	1,52		629,95	
3. Prior year profit	3.881,29		723,82	
4. Prior year income from provisions	50.722.620,22	50.726.731,96	35.447.383,32	35.620.680,90
Less: 1. Operating & extraordinary expense	-59.097,19		-30.044,78	
2. Extraordinary expense:	-4,24		-293,00	
3. Prior year expenses	-68.572,38		-58.489,19	
4. Doubtfull debts provisior	-323.470,65	-451.144,46	-109.642,12	-198.469,09
Profit after Operating & Extraordinary items		67.104.400,65		40.702.389,94
Less: Depreciation	868.269,93		287.171,08	
Less: Deprecation includec in operating cos	-868.269,93	0,00	-287.171,08	0,00
NET PROFIT BEFORE TAXES		67.104.400,65		40.702.389,94

DISTRIBUTION OF PROFIT

	2004	2003
Net profit for the yeai	67.104.400,65	40.702.389,94
+ Retain Earnigs	87.146,88	5.666.993,23
+ Reserves payable to shareholder:	0,00	18.513.931,82
Total	67.191.547,53	64.883.314,99
Less: 1. Income Tax	-4.228.644,82	-1.018.386,96
1a. Prior year Income Tax	0,00	-570.123,92
2. Other taxes not included in the operating co:	-430.293,07	-437.352,17
Profits for distribution	62.532.609,64	62.857.451,94
The distribution of profit is as follows		
1. Statutory Reserve	2.167.171,22	1.290.084,70
2. Non taxable reserves from profit of the sale of noi prefered in the Stock Exchange Market securities	50.708.369,96	34.589.768,29
3. Dividends	4.251.199,50	26.890.452,07
6a. Reserve from non taxable profits	1.197.513,46	0,00
7a. Profits distributed to personne	120.000,00	0,00
8. Profit carried forward	4.088.355,50	87.146,88
Total	62.532.609,64	62.857.451,94

Athens, 25 January 2005

PPESIDENT OF THE BOARD OF DIRECTORS
A. THOMOPOULOS

MANAGING DIRECTOR
A. KALIVIOTIS

GENERAL MANAGER
CHR.HLIADIS

FINANCIAL MANAGER
N. KALOUTSIS

AUDITING CERTIFICATE OF AUDITORS

To the Shareholders of ETHNIKI KEFALAIOU S.A. ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYME

We have audited the Financial Statements and Appendix thereof, of "Ethniki Kefalaiou S.A. Administration of Assets and Liabilities S.A." For the year ended 31 December 2004. We conducted our audit in accordance with the provisions of article 37 of Codified Law ("CL") 2190/1920 on Sociétés Anonym the applicable procedures as specified by the audit principles and rules of the Institute of Certified Auditors Accountants in Greece, which are in accordance with International Auditing Standards. We were given access to the company's books and records and we were provided with all necessary information and clarifications to conduct our audit, as requested. The company has correctly applied the (Greek) General Chart of Accounts The stocktaking method has not changed compared to the prior year, excepting the revaluation, according to the 2065/92 Tax Law (Note 1). We have ensured that the Managemen Report produced by the Board of Directors for the Ordinary General Shareholders Meeting, was correctly based on the information contained in the Financial Statements. The Appendix to the Financial Statements contains the information specified by para. 1 of article 43a of CL.2190/1920.

It is our opinion that the Financial Statements of the Company, which have been prepared based on the information contained in the underlying books and records, and Appendix thereof, present the Company's asset structure and financial position as of 31 December 2004 and the results for the year then ended, based on the relevant legal provisions in force and the generally accepted accounting principles and policies, which do not differ from those applied by the company in the prior year, excepting the revaluation, according to the 2065/92 Tax Law (Note1).

Athens, 25 January 2005
The Certified Auditors – Accountants

Georgios Varthalitis
Reg. No ICPAG 10251

Dimitrios Iakovidis
Reg. No ICPAG 13251

S.O.L. S.A. Certified Auditors

DIETHNIKI S.A.

Mutual Fund Management Company

BALANCE SHEET AS AT 31 DECEMBER 2004, CORPORATE YEAR 32nd (January 1 - December 31, 2004) Register Record 6182/06/B/86/55

(Amounts in EURO)

ASSETS

	Year ended 2004 Acquisition Cost	Year ended 2004 Depreciation	Year ended 2004 Net Book value	Year ended 2003 Acquisition Cost	Year ended 2003 Depreciation	Year ended 2003 Net Book value
B. FORMATION EXPENSES						
4. Other formation expenses	239.017,38	218.259,85	20.757,53	225.025,84	200.607,13	24.418,71
C. FIXED ASSETS						
II. Tangible Assets						
5. Transportation equipment	11.370,30	2.849,81	8.520,49	11.370,30	1.199,81	10.170,49
6. Furniture and fixtures	963.654,10	647.845,45	315.808,65	995.501,01	578.820,18	416.680,83
Total Tangible Assets (CII)	975.024,40	650.695,26	324.329,14	1.006.871,31	580.019,99	426.851,32
III. Financial Assets						
2. Participating interests in other undertakings			8.000,00			8.000,00
7. Other long - term receivables			8,80			85.962,42
			8.008,80			93.962,42
Total Fixed Assets (CII+CIII)			332.337,94			520.813,74
D. CURRENT ASSETS						
II. Debtors						
3a. Cheques receivable			2.600,00			0,00
10. Doubtful - contested trade and other debtors		42.986,66			19.850,68	
Less : Provisions		42.986,66	0,00		19.850,68	0,00
11. Sundry debtors			7.568.537,68			8.362.091,33
11a. Amounts owed by Greek Government			5.794.534,93			3.785.639,81
12. Advances to account for handling of prepayments and credits			8,40			805,56
			13.365.681,01			12.148.536,70
III. Investments						
1. Shares		3.343.701,03			3.459.901,20	
3. Other investments (Mutual Funds Units)		33.546.897,26			28.845.945,00	
		36.890.598,29			32.305.846,20	
Less: Provisions for devaluations	7.055,38	7.055,38	36.883.542,91	276.904,22	276.904,22	32.028.941,98
IV. Cash at bank and in hand						
1. Cash in hand			4.238,76			1.009,64
3. Current and time deposits			3.498.835,61			2.254.983,01
3a. Third party asset items at current deposits			0,30			473,68
			3.503.074,67			2.256.466,33
Total Current Assets (DII+DIII+DIV)			53.752.298,59			46.433.945,01
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			41.785,15			26.065,90
2. Accrued income			149,29			103,89
			41.934,44			26.169,79
GRAND TOTAL ASSETS (B+C+D+E)			54.147.328,50			47.005.347,25
MEMO ACCOUNTS						
1. Third party asset items			18,00			18,00
3. Bilateral agreements			56.014,20			92.047,50
4. Other memo accounts			2.007.130,22			1.894.659,07
			2.063.160,42			1.986.724,57

LIABILITIES

	Year ended 2004	Year ended 2003
A. CAPITAL AND RESERVES		
I. Share Capital		
(200.000 registered shares of Euro 3,00 each)		
1. Paid - up capital	600.000,00	600.000,
IV. Reserves		
1. Legal reserve	1.230.000,00	430.000,
4. Extraordinary reserves	2.917.208,53	2.917.208,
5. Tax - free reserves under special laws	7.002.677,55	6.285.327,
	11.149.886,08	9.632.536,
V. RESULTS CARRIED FORWARD		
Profit carried forward	2.365.801,46	74.889,
	2.365.801,46	74.889,
Total Capital and Reserves (AI+AIV+AV)	14.115.687,54	10.307.425,
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for staff retirement benefits	884.252,97	739.940,
2. Other provisions	0,00	35.089,
	884.252,97	775.030,
C. CREDITORS		
II. Current Liabilities		
5. Taxes - duties	12.864.648,77	11.870.557,
6. Social security	100.673,86	105.873,
10. Dividends	10.000.000,00	4.000.000,
11. Sundry creditors	16.134.548,55	19.235.850,
11a. Beneficiaries of asset items	0,30	473,
Total Creditors (CII)	39.099.871,48	35.212.755,
D. ACCRUALS AND DEFERRED INCOME		
1. Deferred income	1.943,39	1.846,
2. Accrued expenses	45.573,12	708.289,
	47.516,51	710.135,
GRAND TOTAL LIABILITIES (A+B+C+D)	54.147.328,50	47.005.347,
MEMO ACCOUNTS		
1. Beneficiaries of asset items	18,00	18,
3. Bilateral agreements	56.014,20	92.047,
4. Other memo accounts	2.007.130,22	1.894.659,
	2.063.160,42	1.986.724,

Notes :
1. The company is tax audited up to 2001 .
2. Certain amounts of the corporate year 2003 have been reformed so as to be comparable with the correspondent amounts of the year 2004.

PROFIT AND LOSS ACCOUNT

AT 31 DECEMBER 2004 (JANUARY 1 - DECEMBER 31, 2004)

	Year ended 2004			Year ended 2003		
I. Operating results						
Net turnover (sales)			43.807.534,59			37.468.090,43
Less: Cost of sales			22.157.664,08			20.527.662,42
Gross operating results (profit)			21.649.870,51			16.940.428,01
Plus: 1. Other operating income			214.447,63			168.589,26
Total			21.864.318,14			17.109.017,27
LESS: 1. Administrative expenses		1.625.138,52			1.865.680,04	
3. Distribution costs		522.354,62	2.147.493,14		518.161,69	2.383.841,73
Sub - total results (profit)			19.716.825,00			14.725.175,54
PLUS :						
2. Income from other investments		0,00			5.691,65	
3. Gains from sale of participating interests and other investments		2.801.729,31			607.480,87	
4. Credit interest and similar income		107.493,49			124.557,13	
Less:		2.909.222,80			737.729,65	
1. Value adjustments in respect ot interests and other investments	2.409,65			2.969,95		
2. Expenses & losses from shares and participating interests	44.790,36			1.340.029,30		
3. Debited interest and related charges	382,88	47.582,89	2.861.639,91	40.553,22	1.383.552,47	-645.822,82
Total Operating Results (Profit)			22.578.464,91			14.079.352,72
II. PLUS: Extraordinary Results						
1. Extraordinary and non-operating income		1.097,40			2.275,87	
2. Extraordinary gain		0,00			172,57	
3. Prior year's income		25.167,24			137.256,48	
4. Income from prior year's provisions		228.157,43			4.028.520,40	
		254.422,07			4.168.225,32	
Less:						
1. Extraordinary & non-operating expenses	420,36			87.614,03		
2. Extraordinary losses	36,46			2.104,36		
3. Prior year's expenses	108.571,60			32.335,41		
4. Provisions for extraordinary liabilities	0,00	109.028,42	145.393,65	53.139,94	175.193,74	3.993.031,58
Operating & extraordinary results (profit)			22.723.858,56			18.072.384,30
LESS:						
Total value adjustments of fixed assets		151.455,22			153.053,12	
Less : Amount charged to the operating cost		151.455,22	0,00		153.053,12	0,00
NET RESULTS (PROFIT) FOR THE YEAR (before taxes)			22.723.858,56			18.072.384,30

APPROPRIATION ACCOUNT

			Year ended 2004			Year ended 2003
Net results (profit) for the year			22.723.858,56			18.072.384,
Less (on period profit) / Add (on period loss):						
Gains from sale of participating interests and other investments		56.642,59			0,00	
Income from prior year's provisions		0,00			1.474.099,67	
Less (for transfer of sums to the Elimination Table)						
Losses from sale of participating interests and other investments	24.408,55	24.408,55	32.234,04	0,00	0,00	1.474.099,
Balance of net result for the period (profit)			22.691.624,52			16.598.284,
Balance of net result for the period (profit)			22.691.624,52			16.598.284,
(-) Loss brought forward			0,00			4.138.993,
(-) Prior years' tax differences			0,00			1.518.078,
(-) Prior years' income tax differences			6.390,80			0,
Total			22.685.233,72			10.941.213,
LESS : 1. Income tax			7.809.206,09			5.401.204,
Profit for appropriation			14.876.027,63			5.540.008,
Appropriated as under :						
1. Legal reserve			800.000,00			230.000,
2. First dividend			4.889.677,82			2.050.982,
3. Additional dividend						
- Taken from period profit			5.110.322,18			1.949.007,
6a. Tax free reserves for tax exempted income			50.726,77			353.119,
6b. Reserves from income taxed at special provisions			634.388,89			0,
7a. Staff			1.100.000,00			880.000,
8. Profit carried forward			2.290.911,97			74.889,
			14.876.027,63			5.540.008,

TABLE OF ELIMINATION OF RESERVES AND PROFITS FROM SALE OF PARTICIPATIONS AND SECURITIES WITH LOSSES FROM SALE OR DEVALUATION ACCORDING TO TAX LAWS IN FORCE

	Year ended 2004	Year ended 2003
Gains from sale of participating interests and other investments	56.642,59	0,
Income from prior year's provisions	0,00	1.474.099,
	56.642,59	1.474.099,
Less:		
Losses from sale of participating interests and other investments	24.408,55	0,
Balance carried to subaccount of legal reserve (41.02) for elimination of prior years losses from value adjustments in respect of interests and other investments	0,00	1.474.099,
Balance carried to reserves from profit from sale of participations and securities (Reserve of Article 38 L.2238/1994)	32.234,04	0,

Athens, February 23, 2005

President of the Board of Directors	Authorised member of the Board of Directors A' Vice President	General Manager	Financial Director
NIKOLAOS A. BERTSOS ID. P 070963	JOHN A. FILOS ID. I 058067	GEORGE K. PAPOUTSIS ID T 006458	STELIOS V. SAVAIDIS ID S 248787 Reg. No A 0000649

AUDITOR'S REPORT

Hadjipavlou, Sofianos & Cambanis S.A.
Certified Auditors-Accountants, Assurance & Advisory Services

To the Shareholders of
"DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY

We have audited the accompanying financial statements as well as the relevant Appendix (notes to the financial statements) of "DIETHNIKH S.A" MUTUAL FUND MANAGEMENT COMPANY (the Company) for the year ended 31 December 2004. Our audit was performed in accordance with the provisions of article 37 of Company Law 2190/1920 governing Societes Anonymes and the auditing procedures, which we considered appropriate, based on the auditing standards and rules followed by the Institute of Certified Public Accountants in Greece. The Company made available to us all its books and records and provided all the necessary information and explanations that we requested. The Company has complied with the provisions of the General Hellenic Plan of Accounts. There has been no change in the accounting methods followed in the previous year and the cost of sales which derives from the books of accounts has been determined in accordance with generally accepted costing principles. We have agreed the contents of the Directors' report to the General Assembly of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Company Law 2190/1920. Our audit revealed that the Company has been audited by the tax authorities up to and including fiscal year 2001. Therefore, the tax liabilities of the Company have not been finalised for the subsequent fiscal years.

In our opinion, the above financial statements, which derive from the books and records of the Company, present fairly together with the Appendix, after our above qualification is taken into account, the financial structure and position of the Company at 31 December 2004 as well as the results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and accounting principles which are generally accepted in Greece and are consistent with those applied in the previous period.

Athens, March 29, 2005

The Certified Public Accountant

Sophia Al. Konstantinou
Reg. No. (ICA GR): 16211

NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A.

ETHNOKARTA

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

33nd ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2004) Reg. No 6752/01NT/B/86/394

(AMOUNTS IN EUR)

ASSETS	YEAR ENDED 2004			YEAR ENDED 2003		
B. ESTABLISMENT EXPENSES	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
4. Other establishment expenses	19.187.069,10	11.494.142,90	7.692.926,20	17.966.420,46	6.667.745,90	11.298.674,56
C. FIXED ASSETS						
I. Intangible Assets						
1.Research and Development Expenses	82.759,20	68.783,06	13.976,14	82.759,20	49.780,96	32.978,24
5. Other Intangible Assets	692.054,72	556.471,09	135.583,63	632.274,93	492.009,81	140.265,12
II. Tangible fixed assets						
3. Buildings & istallations on leasehold premises	3.369.342,57	1.498.014,81	1.871.327,76	3.030.614,34	1.092.731,50	1.937.882,84
5. Vehicles	32.236,44	24.498,55	7.737,89	28.833,90	22.603,74	6.230,16
6. Furniture and fixtures	41.176.485,50	31.916.771,10	9.259.714,40	36.854.378,95	25.129.494,54	11.724.884,41
Total Fixed Assets (CI+CII)	45.352.878,43	34.064.538,61	11.288.339,82	40.628.861,32	26.786.620,55	13.842.240,77
III. Long - term receivables						
7. Other long - term receivatbes			2.179.295,44			1.721.258,92
			2.179.295,44			1.721.258,92
Total Fixed Assets (CII+CII)			13.467.635,26			15.563.499,69
D. CURRENT ASSETS						
II. Receivables						
1. Trade receivables		8.778.660,06			3.934.535,38	
3. Bills in delay		106.933,56			106.933,56	
3a. Post - dated cheques receivable		221.305,50			122.731,70	
3b. Cheques in delay		35.379,31			35.379,31	
9. Long term claims receivable in next period		149.155,71			50.135,53	
10. Doubtful debtors		177.594,32			177.594,32	
Less: Reserve for doubtful debts		497.784,35	8.971.244,11		497.784,35	3.929.525,45
11. Other debtors			1.973.004,02			1.764.893,09
12. Sundry advances			46.729,63			84.566,29
			10.990.977,76			5.778.984,83
III. Securities						
1. Equity shares			123.901,68			118.573,68
			123.901,68			118.573,68
IV. Cash and cash equivalents						
1. Cash in hand			5.572,83			9.075,89
3. Bank deposits - at sight and term			6.916.333,09			2.695.196,09
			6.921.905,92			2.704.271,98
Total Current Assets (DII+DIII+DIV)			18.036.785,36			8.601.830,49
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			81.718,73			27.390,68
			81.718,73			27.390,68
GRAND TOTAL ASSETS (B+C+D+E)			39.279.065,55			35.491.395,42
OFF - BALANCE SHEET (MEMO) ACCOUNTS - DEBIT						
1. Third parties' assets			1.740,58			1.740,58
2. Guarantee accounts - debit			1.890.623,81			1.890.623,81
4. Other off - balance sheet items			226.566.889,91			206.858.199,22
			228.459.254,30			208.750.563,61

LIABILITIES	YEAR ENDED 2004	YEAR ENDED 2003
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(6.622.940 shares of par value EUR 3)		
1. Paid-up capital	19.868.820,00	19.868.820,00
	19.868.820,00	19.868.820,00
III. Revaluation reserves		
1. Reserve for bonus shares	63.781,18	58.453,18
IV. Reserves		
1. Statutory reserve	995.241,25	826.796,80
4. Extraordinary reserves	441.232,99	441.232,99
5. Tax - free reserves	1.706.369,62	1.706.369,62
	3.142.843,86	2.974.399,41
V. Retained Earnings		
Profit for the year brought forward	858.249,23	0,00
Loss for the year brought forward	0,00	-3.496.493,92
	858.249,23	-3.496.493,92
Total Shareholders' Equity (AI+AIII+AIV+AV)	23.933.694,27	19.405.178,67
B. RESERVES FOR RISKS AND CHARGES		
1. Reserve for staff retirement indemnities	119.244,00	273.184,00
2. Other provisions	117.388,11	117.388,11
	236.632,11	390.572,11
C. LIABILITIES		
II. Sort - term liabilities		
1. Suppliers	4.331.958,65	9.182.841,98
3. Overdrafts	3.051.455,63	3.046.150,20
4. Customer advances	297.427,27	322.141,87
5. Taxes and duties payable	3.907.628,39	1.488.735,25
6. Due to Social security funds	615.894,59	616.198,38
8. Due to affiliated companies	296.698,45	296.698,45
10. Payable dividend	774.883,98	0,00
11. Sundry creditors	914.501,77	64.838,02
Total Liabilities (CII)	14.190.448,73	15.017.604,15
D. ACCRUED EXPENSES AND DEFERRED INCOME		
2. Accrued expenses	918.290,44	678.040,49
	918.290,44	678.040,49
GRAND TOTAL LIABILITIES (A+B+C+D)	39.279.065,55	35.491.395,42
OFF - BALANCE SHEET (MEMO) ACCOUNTS - CREDIT		
1. Third parties' assets	1.740,58	1.740,58
2. Guarantee accounts - credit	1.890.623,81	1.890.623,81
4. Other off - balance sheet items	226.566.889,91	206.858.199,22
	228.459.254,30	208.750.563,61

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2004 (1 JANUARY - 31 DECEMBER 2004)

	YEAR ENDED 2004			YEAR ENDED 2003		
I. Operating results						
Turnover			84.408.016,01			76.050.014,00
Less: Cost of services rended			36.646.725,69			36.286.578,05
Gross operating results (profit)			47.761.290,32			39.763.435,95
Add: 1. Other operating income			331.231,65			401.305,74
Total			48.092.521,97			40.164.741,69
Less: 1. General and administrative expenses		24.470.504,33			21.954.285,83	
3. Selling and distribution expenses		14.409.840,51	38.880.344,84		15.620.761,15	37.575.046,98
Operating results (profit or loss)			9.212.177,13			2.589.694,71
Add (or Less) : 2. Income from securities		2.566,85			1.615,50	
4. Interest and related income		66.679,95			56.697,28	
		69.246,80			58.312,78	
Less :						
3. Interest expenses and finance charges	102.558,94	102.558,94	-33.312,14	107.748,42	107.748,42	-49.435,64
Total operating results (profit)			9.178.864,99			2.540.259,07
II. Add: Extraordinary income						
1. Extraordinary and non operating income		65.143,91			96.318,13	
2. Extraordinary gain		2.278,00			1.741,52	
3. Prior year expenses		92.785,23			124.044,85	
4. Provisions for extraordinary results		273.184,00			78.542,00	
		433.391,14			300.646,50	
Less : 1. Extraordinary expenses	57.008,81			9.843,57		
2. Extraordinary losses	9.136,67			1.007,39		
3. Prior year expenses	447.612,64	513.758,12	-80.366,98	236.390,57	247.241,53	53.404,97
Operating and extraordinary results (Profit)			9.098.498,01			2.593.664,04
Less: Depreciation for the year		12.104.315,06			11.784.023,58	
Less: Depreciation charged to operating results		12.104.315,06	0,00		11.784.023,58	0,00
NET INCOME (PROFIT) FOR THE YEAR (before tax)			9.098.498,01			2.593.664,04

APPROPRIATION ACCOUNT

	YEAR ENDED 2004	YEAR ENDED 2003
Net Income (Profit) for the year	9.098.498,01	2.593.664,04
Add: Prior year undistributed loss	-3.496.493,92	-5.300.471,49
Less: Prior year taxes	-419.098,00	0,00
Total	5.182.906,09	-2.706.807,45
Less: 1. Income tax for the year	2.581.328,43	789.686,47
Profit available for distribution or loss carried forward	2.601.577,66	-3.496.493,92

Appropriation of profit :

	YEAR ENDED 2004	YEAR ENDED 2003
1. Statutory reserve	168.444,45	0,00
2. Statutory dividend	774.883,98	0,00
7a. Staff bonus	603.350,00	0,00
7b. Staff bonus (Euro contribution)	196.650,00	0,00
8. Retained earnings carried forward	858.249,23	0,00
	2.601.577,66	0,00

ATHENS, 20 JANUARY 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	A' VICE PRESIDENT OF THE BOARD OF DIRECTORS	GENERAL MANAGER	THE FINANCIAL MANAGER	THE FINANCIAL ACCOUNTANT
IOANNIS PEXLIVANIDIS	NIKOLAOS KAMMENOS	VITORATOY KONSTANTINA	GEORGE BOURNIAS	NIKOLAOS TSIRIKOS
ID No P 535455	ID No Σ 206813	ID No Π 292292	ID No N 017409	ID No X 050551

AUDITOR'S REPORT

To the Shareholders of NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A.- ETHNOKARTA

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme "NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A.- ETHNOKARTA" for the year ended 31 December 2004. Our audit, which considered the results of operations of all branches of the Company, was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonyms, and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by par. 1 of the article 43a of Codified Law 2190/1920. The following derive from our audit: 1) The Company relying on opinion 205/1988 of the Legal Council of the State, made provision for retirement indemnity of € 119 thousands approximately which was the indemnity for those of the employees who had reached the retirement criteria only. This amount is lower than the minimum amount stipulated by the provisions of par. 14 article 42ε of Codified Law 2190/1920 by € 7.374 thousands approximately. If the Company has complied with the said provisions it would have charged its profit and loss account for the year ended 31 December 2004 with € 924 thousands approximately and its profits for the previous years would have charged with additional € 6.450 thousands approximately. 2) The company has finalised its tax accounts up to the year ended 31.12.2003. Consequently its financial obligations are not set up for the tax unaudited year which ended 31 December 2004. In our opinion, except for the matters referred to in the preceding paragraph, the above financial statements derive from the books and records of the Company and present, together with the appendix, after taking into account the above mentioned notes, the financial structure and position of the company at 31 December 2004 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 24 January 2005

THE CERTIFIED AUDITOR- ACCOUNTANT

NIKOLAOS K.SOFIANOS

Reg. No ICPAG 12231

DELOITTE.

ETHNIKI LEASING S.A.

BALANCE SHEET FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

14 ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2004)

(Amounts in EUR)

ASSETS

	YEAR ENDED 2004			YEAR ENDED 2003		
	Cost	*Accumulated Depreciation*	*Net Book Balue*	*Cost*	*Accumulated Depreciation*	*Net Book Balue*
B. PREOPERATING EXPENSES						
4. Capitalized costs	490.826	474.580	16.246	490.211	463.600	26.611
4a. Capitalized acquisition costs related to leased land & buildings	10.017.044	2.482.469	7.534.575	7.382.191	1.724.418	5.657.773
4b. Other capitalized costs related to leased land and buildings	658.817	376.987	281.830	686.244	386.296	299.948
	11.166.687	3.334.036	7.832.651	8.558.646	2.574.314	5.984.332
C. FIXED ASSETS						
II. Tangible fixed assets						
1a. Leased Land	84.488.570	0	84.488.570	35.525.764	0	35.525.764
3. Buildings & Installations	15.662	15.662	0	260.160	260.160	0
3a. Leased Buildings & Installations	158.702.468	17.413.225	141.289.243	102.650.007	8.355.053	94.294.954
3b. Leased Buildings & Installations in course of construction	6.305.713	1.466.138	4.839.575	3.616.456	960.898	2.655.558
4a. Leased Machinery and equipment	153.602.434	74.821.798	78.780.636	136.427.084	61.041.608	75.385.476
5. Vehicles	59.069	59.067	2	59.069	55.574	3.495
5a. Leased Vehicles	57.661.768	21.182.769	36.478.999	45.620.701	17.568.492	28.052.209
6. Furniture and fixtures	201.350	171.782	29.568	233.607	207.592	26.015
6a. Leased Furniture and fixtures	40.953.111	19.832.290	21.120.821	34.574.819	16.283.108	18.291.711
7. Fixed assets under construction and advances	*2.309.363*	*0*	*2.309.363*	*2.434.498*	*0*	*2.434.498*
Total Tangible Assets	504.299.508	134.962.731	369.336.777	361.402.165	104.732.485	256.669.680
III. Long-term receivables						
7. Other long-term receivables			6.608			18.820
Total Fixed Assets (CII+CIII)			369.343.385			256.688.500
D. CURRENT ASSETS						
II. Receivables						
1. Trade receivables			3.499.465			1.116.609
3. Bills receivable			0			22.800
3a. Post-dated cheques receivable			681.757			464.167
10. Doubtful debts		910.382			1.127.360	
Less: Provision article 6 par. 8 of Law 1665/86		820.689	89.693		1.127.360	0
11. Other debtors			1.387.772			582.195
12. Various advances			1.714			1.080
			5.660.401			2.186.851
IV. Cash and cash equivalents			4.465			2.168
1. Cash			56.780.691			131.598
3. Current accounts and time deposits			56.785.156			133.766
Total current assets (DII+DIV)			62.445.557			2.320.617
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			2.518			2.761
2. Accrued income			3.145			0
			5.663			2.761
TOTAL ASSETS (B+C+D+E)			439.627.256			264.996.210
OFF BALANCE SHEET ACCOUNTS						
2. Guarantees and other collateral			51.599.704			16.089.111
4. Other off-balance sheet items			20.475.725			17.817.354
			72.075.429			*33.906.465*

LIABILITIES AND SHAREHOLDERS' EQUITY

	YEAR ENDED 2004	YEAR ENDED 2003
A. SHAREHOLDERS' EQUITY		
I. Share Capital (900,000 shares of par value EUR 29,35)		
1. Paid- in	26.415.000	26.415.000
	26.415.000	26.415.000
IV. Reserves		
1. Legal reserve	577.763	464.733
4. Extraordinary reserves	7.284.397	5.191.847
5. Tax free reserves	463.811	463.811
	8.325.971	6.120.391
Total shareholders' equity (AI+AIV)	34.740.971	32.535.391
B. PROVISIONS		
1. Provision for staff retirement indemnities	100.324	91.040
2 Other provisions	5.770.438	3.966.861
	5.870.762	4.057.901
C. LIABILITIES		
I. Long-term Liabilities		
1. Non convertible bond	322.682.000	131.230.000
2. Bank loans	0	0
	322.682.000	131.230.000
II. Short-term liabilities		
1. Suppliers	4.168.429	3.988.167
3. Bank overdrafts	57.671.779	31.487.321
4. Customer advances	1.960.367	1.714.265
5. Taxes and duties payable	1.510.250	1.548.250
6. Due to Social security funds	39.809	35.800
7. Current portion of long-term debt	4.548.000	50.770.360
11. Other creditors	412.943	377.751
	70.311.577	89.922.914
Total Liabilities (CI+CII)	392.993.577	221.152.914
D. ACCRUED EXPENSES AND DEFERRED INCOME		
1. Deferred income	5.964.279	6.081.464
2. Accrued expenses	57.667	1.168.540
	6.021.946	7.250.004
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY (A+B+C+D)	439.627.256	264.996.210
OFF BALANCE SHEET ACCOUNTS		
2. Guarantees and other collateral	51.599.704	16.089.111
4. Other off-balance sheet items	20.475.725	17.817.354
	72.075.429	*33.906.465*

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	YEAR ENDED 2004			YEAR ENDED 2003		
I. OPERATING RESULTS						
Revenue			75.816.462			61.318.264
Less: Cost of sales			63.878.160			50.723.785
Gross operating (profit) results			11.938.302			10.594.479
Plus: Other operating revenue			1.044.277			599.766
TOTAL			12.982.579			11.194.245
LESS:						
1. General and Administrative Expenses		1.434.099			1.404.128	
3. Distribution expenses		276.866	1.710.965		259.373	1.663.501
Operating Results (profit)			**11.271.614**			**9.530.744**
PLUS:						
4. Interest and other related income		420.383			503.884	
LESS:						
3. Interest and other related expenses		6.463.416	(6.043.033)		6.357.332	(5.853.448)
Total Operating Results (profit)			**5.228.581**			**3.677.296**
II. PLUS (or Less): Extraordinary Results						
1. Extraordinary and non operating income		160.189			60.314	
2. Extraordinary gains		4.290			5.733	
3. Income from prior years' provisions		0			665.317	
		164.479			731.364	
Less:						
1. Extraordinary expenses	76.209			382		
2. Prior years' expenses	62.586			60.072		
4. Provision for extraordinary contigencies	1.749.284	1.888.079	(1.723.600)	1.809.682	1.870.136	(1.138.772)
Operating and Extraordinary Results (Profits)			**3.504.981**			**2.538.524**
LESS: Depreciation charge for the year		63.164.297			50.228.050	
Less: Depreciation charged to operating results		(63.164.297)	0		(50.228.050)	0
NET INCOME FOR THE YEAR BEFOR TAX			**3.504.981**			**2.538.524**

STATEMENTS OF PROFIT APPROPRIATION

	YEAR ENDED 2004	YEAR ENDED 2003
Net income (profit) for the year before tax	3.504.981	2.538.524
Less:		
Prior years' retained earnings brought forward (loss)	-0	(867.172)
Total	3.504.981	1.671.352
Less: Income tax	(1.244.401)	(917.846)
	2.260.580	753.506
Distributable profit		
Appropriation of profit:		
1. Statutory reserve	113.030	37.675
5. Extraordinary reserve	2.092.550	715.831
7a. Staff bonus	55.000	0
	2.260.580	753.506

Athens, 16 February 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR & VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS ID No: M 070166	**ALEXANDROS G. TOURKOLIAS** ID No: Π 655972	**TILEMACHOS A. PALEOLOGOS** ID No: M 245130	**NIKOLAOS D. DIMITROPOULOS** ID No: N 204741 Reg. No: OEE 0001609 A' CLASS

AUDITORS' REPORT

To the Shareholders of «ETHNIKI LEASING S.A.»

We have audited the above Financial Statements and related notes thereto of Ethniki Leasing S.A. for the year ended 31 December 2004. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants and Auditors. As part of our audit, we also considered the results of operation of the Company's Branch. The books and records of the Company were made available to us and we were provided with all necessary information and clarifications, which we requested. The Company correctly applied the Greek Chart of Accounts.

There was no change in the accounting policies as compared to those of the previous period. The cost of services, which derives from the accounting records, was determined in accordance with generally accepted costing principles. We agreed the contents of the Board of Directors' Report to the General Assembly of the Shareholders with the underlying Financial Statements. The notes to the Financial Statements include the information required by paragraph 1 or Article 43a of Codified Law 2190/1920. The following derive from our audit:

1. The Company accounts for leased land in accordance with the provisions of paragraph 3 of Article 27 of Law 2682 / 1999, which in our opinion are not consistent with the accrual basis of accounting and which impact the reported results of operations from year to year. As a consequence of the above confrontation by the Company, the reported results of the current year are fairly presented, however, there is a misstatement of approximately Euro 2,550 million with respect to prior years. In order to cover the above misstatement as well as the impact on future reported results upon the termination of the underlying lease contracts because of the mismatch between the recognised costs and corresponding revenues from these contracts, the Company has set up an extraordinary reserve, which overruns the above misstatement. It is stated that if the repotred results were consistent with the accrual basis of accounting, the results of of the current year would be improved by approximately Euro 1,335 million.

2. The Company has been audited by the tax authorities for the fiscal periods up to 2000. As a result its tax liabilities have not been finalised.

In our opinion the above Financial Statements and notes thereto, which derive from the Company's books and records present, together with the notes to the Financial Statements, after taking into consideration the above qualifications, the asset structure and financial position of the Company as at 31 December 2004 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles, which are generally accepted in Greece and are consistent with those applied in the previous year.

Athens, 17 February 2005
The Certified Public Accountant Auditor

Epaminondas H. Giouroukos
Reg. No (ICPA(GR)): 10351
Deloitte.

NATIONAL

MUTUAL FUND MANAGEMENT S.A.

Reg. No 29698/06/B/93/012

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004 - 11st ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2004)

(Amounts In EUR)

ASSETS

		Year Ended 2004	Year Ended 2003
D.	**CURRENT ASSETS**		
II.	*Debtors*		
	11. Sundry debtors	789,21	73.560,05
IV.	*Cash at bank and in hand*		
	1. Cash in hand	1,23	40,84
	3. Current and term deposits	1.086.372,44	1.107.800,64
		1.086.373,67	1.107.841,48
	Total Current Assets (DII+DIV)	1.087.162,88	1.181.401,53
	TOTAL ASSETS (D)	1.087.162,88	1.181.401,53

LIABILITIES

		Year Ended 2004	Year Ended 2003
A.	**SHAREHOLDERS' EQUITY**		
I.	*Share Capital*		
	(400.000 shares of par value€ 2,93)		
	1. Paid up	1.172.000,00	1.172.000,00
IV.	*Other Reserves*		
	1. Legal reserve	1.182,42	1.182,42
	4. Special reserves	1.881,14	1.881,14
		3.063,56	3.063,56
V.	*Results for the year*		
	Retained earnings	0,00	2.572,08
	Accumulated deficit	(91.716,43)	0,00
		(91.716,43)	2.572,08
	Total Shareholders' Equity (AI+AIV+AV)	1.083.347,13	1.177.635,64
	LIABILITIES		
C.	*Current Liabilities*		
II.	5. Taxes and duties payable	1.116,57	1.158,10
	6. Social security contributions payable	1.818,77	1.727,38
	11. Sundry creditors	880,41	880,41
		3.815,75	3.765,89
	TOTAL LIABILITIES (A+C)	1.087.162,88	1.181.401,53

NOTE: The Company did not operate in the current year.

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2004
(1 JANUARY 2004 - 31 DECEMBER 2004)

		Year Ended 2004		Year Ended 2003	
I.	Turnover				
	Other operating income		2.700,00		2.928,87
	LESS: 1. Administrative expenses		45.400,14		33.444,61
	Operation income before investing & financial activities		(42.700,14)		(30.515,74)
	ADD: 4. Interest income & similar activities		21.262,47		19.424,47
	Total operating income		(21.437,67)		(11.091,27)
II.	LESS: Extraordinary profit				
	1. Extraordinary and non-operating expenses	0,00		3.541,45	
	3. Expenses relating to prior periods	72.770,84	72.770,84	130,67	3.672,12
	NET INCOME FOR THE YEAR BEFORE TAX		(94.208,51)		(14.763,39)

APPROPRIATION STATEMENT

	Year Ended 2004	Year Ended 2003
Net income (profit - loss) for the year	(94.208,51)	(14.763,39)
(+) ADD: Prior year profit and loss brought forward	2.572,08	18.729,45
Total	(91.636,43)	3.966,06
LESS: 1. Income tax	0,00	0,00
1. Income tax		
2. Other taxes not included in operating expenses	80,00	1.393,98
Accumulated deficit / Profits for appropriation	(91.716,43)	2.572,08
Appropriated to:		
1. Statutory reserve	0,00	0,00
8. Retained earnings	0,00	2.572,08

Athens, 1 February 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE FINANCIAL ACCOUNTANT
NIKOLAOS BERTSOS	IOANNIS KYRIAKOPOULOS	PANAGIOTIS POTIRIS
ID No: Π 070963	ID No: Σ 540706	ID No: I 052832

AUDITORS' REPORT

To the Shareholders of «NATIONAL MUTUAL FUND MANAGEMENT S.A.»

We have audited the above financial statements and the related Appendix of the Societe Anonyme "NATIONAL MUTUAL FUND MANAGEMENT S.A." for the year ended 31 December 2004. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonymes, the provisions of Law 1969/1991 governing "Investment Portfolio companies, Mutual Funds etc." and the auditing procedures, which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Account. The accounting policies of the Company are consistent with those of the previous years. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43α of Codified Law 2190/1920. From our audit resulted that the Company has been audited by the tax authorities for the fiscal periods up to 31.12.2003. Consequently its tax liabilities for the unaudited years have not been finalized. In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix, after taking into consideration our qualification mentioned above, the financial structure and position of the Company at 31 December 2004 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 9 February 2005
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

VASSILIOS DION. PAPAGEORGAKOPOULOS
Reg. No ICPAG 11681
S.O.L. S.A.

N.B.G. VENTURE CAPITAL

BALANCE SHEET AS AT 31st DECEMBER 2004
6th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2004)
(District Prefecture Reg. No 44736/01/B/99/703)

ASSETS	YEAR ENDED 2004 EUR			YEAR ENDED 2003 EUR		
	Acquisition Cost	Depreciation	Net Book Value	Acquisition Cost	Depreciation	Net Book Value
B. FIRST ESTABLISHMENT EXPENSES						
4. Other formation expenses	21.318,11	16.029,22	5.288,89	21.318,11	11.881,53	9.436,58
	21.318,11	16.029,22	5.288,89	21.318,11	11.881,53	9.436,58
C. FIXED ASSETS						
II. TANGIBLE ASSETS						
3. Buildings and technical works	13.599,30	13.597,82	1,48	13.599,30	13.597,82	1,48
6. Furniture & other equipment	129.214,81	107.264,14	21.950,67	126.142,21	85.923,54	40.218,67
Total Fixed Assets (CII)	142.814,11	120.861,96	21.952,15	139.741,51	99.521,36	40.220,15
III. Investment & other long-term assets						
7. Other long-term assets			25.421,92			25.421,92
Total Fixed Assets (C II+CIII)			47.374,07			65.642,07
D. CURRENT ASSETS						
II. RECEIVABLES						
1. Customers		0,00			1.043.286,89	
Less: provisions		-	0,00		(12.406,00)	1.030.880,89
11. Sundry debtors			121.870,79			148.861,94
12. Advances and credits control account			93,50			0,00
			121.964,29			1.179.742,83
III. SECURITIES						
1. Shares			2,93			2,93
IV. CASH & BANKS						
1. Cash			6.322,46			5.733,62
3. Savings and time accounts			1.968.653,57			817.684,07
			1.974.976,03			823.417,69
Total Current Assets (D II+DIII+DIV)			2.096.943,25			2.003.163,45
E. PROVISIONAL ASSET ACCOUNTS						
1. Prepaid expenses			7.828,23			6.953,37
2. Accrued income			7,63			0,00
			7.835,86			6.953,37
TOTAL ASSETS (B+C+D+E)			2.157.442,07			2.085.195,47

A. CAPITAL AND RESERVES		
I. Share Capital		
(100.000 registered shares of EUR 2.93 each)		
1. Fully paid-in	293.000,00	293.000,00
	293.000,00	293.000,00
IV. RESERVES		
1. Ordinary reserves	71.141,01	52.841,18
3. Special reserves	470,29	470,29
5. *Specially tax reserves*	54.398,19	46.432,58
	126.009,49	99.744,05
V. RETAINED EARNINGS		
Profit for the year carried forward	1.110.403,79	794.951,03
VI. AMMOUNTS INTENDED TO INCREASE CAPITAL		
1. Shareholder's account	2,93	2,93
	2,93	2,93
Total Capital and Reserves (A I+AIV+AV+AVI)	1.529.416,21	1.187.698,01
B. PROVISIONS FOR DOUBTFUL DEBTS AND EXPENSES		
1. Provision for staff indemnity due upon retirement	54.798,94	35.798,26
2. Other provisions	71.119,97	150.861,92
Total Provisions	125.918,91	186.660,18
C. LIABILITIES		
II. SHORT-TERM LIABILITIES		
5. Taxes & duties payable	242.740,74	403.126,05
6. Social security contributions	20.905,17	29.654,61
8. Liabilities to related parties	0,00	178.364,43
11. Sundry creditors	190.650,08	77.257,08
Total (CII)	454.295,99	688.402,17
D. PROVISIONAL LIABILITY ACCOUNTS		
2. Accrued expenses	47.810,96	22.435,11
	47.810,96	22.435,11
TOTAL LIABILITIES (A+B+C+D)	2.157.442,07	2.085.195,47

PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2004
(1 JANUARY 2004 - 31 DECEMBER 2004)

	YEAR ENDED 2004 EUR		YEAR ENDED 2003 EUR	
I. Operating results				
Sales turnover (services)		2.012.881,58		2.460.786,89
Less: Cost of sales		(1.369.071,21)		(1.768.499,32)
Gross operating income		643.810,37		692.287,57
Plus: 1. Other operating expenses		2.901,58		4.973,22
Total:		646.711,95		697.260,79
Less: 1. Administration expenses	(251.469,94)		(320.783,67)	
3. Distribution costs	(4.000,00)	(255.469,94)	(10.000,00)	(330.783,67)
Partial Operating (Profit) Results		391.242,01		366.477,12
Plus:				
4. Interest and other related income	8.069,07		5.183,48	
Less: 3. Interest and other related expenses	(2.346,72)	5.722,35	(2.749,64)	2.433,84
Total Operating (Profit) Results		396.964,36		368.910,96
II. PLUS/(LESS): EXTRAORDINARY RESULTS				
Plus: 1. Other extraordinary income	15.102,85		31.026,12	
3. Previous period income	337,86		1.633,21	
4. Income from use operating provisions of previous period	162.406,00		11.497,87	
Less: 1. *Extraordinary and non-operating expenses*	(11.002,29)			
3. Previous period expenses	(737,13)	166.107,29	(587,99)	43.569,21
Operating and Extraordinary (Profit) Results for the year		563.071,65		412.480,17
Plus: Total depreciation on fixed assets	25.488,29		40.263,71	
Less: of them inocporated in operating result	(25.488,29)	-	(40.263,71)	-
NET OPERATION PROFIT FOR THE YEAR		563.071,65		412.480,17

APPROPRIATION OF PROFIT

	YEAR ENDED 2004 EUR	YEAR ENDED 200 EUR
Net operating (profit) results for the year	563.071,65	412.480,17
Profit carried forward	794.951,03	669.392,82
Total	1.358.022,68	1.081.872,99
Less: 1. Income tax	(221.353,45)	(269.073,56)
Profits to be distributed	1.136.669,23	812.799,43
The distribution of profits is as follows:		
1. Ordinary reserve	18.299,83	13.405,61
6a. Tax free reserves	7.965,61	4.442,79
8. Profits carried forward	1.110.403,79	794.951,03
	1.136.669,23	812.799,43

ATHENS, 29 MARCH 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS

PAVLOS - KONSTANTINOS STELLAKIS
PASS No: 007190219/92

THE MANAGING DIRECTOR

LEONIDAS TSIBOURIS
ID No: N 139000

THE FINANCIAL ACCOUNTANT

EFROSSYNE PAPADOPOULOU
Reg. No: 3850 A' Class

AUDITOR'S REPORT

To the Shareholders of NBG VENTURE CAPITAL S.A.

We have audited the accompanying financial statements as well as the relevant Appendix (notes to the financial statements) of NBG VENTURE CAPITAL S.A. (the Company) for the year ended December 31, 2004. Our audit which included the operations of the branches o Company, was performed in accordance with the provisions of article 37 of Company Law 2190/1920 governing Societes Anonymes and the auditing procedures, which we considered appropriate, based on the auditing standards and rules followed by the Institute of Certifie Public Accountants and Auditors in Greece. The Company made available to us all its books and records and provided all the necessary information and explanations that we requested. The Company has complied with the provisions of the Greek Chart of Accounts. Ther *been no change in the accounting methods followed in the previous year and the cost of sales which derives from the books of accounts has been determined in accordance with generally accepted costing principles.* We have agreed the contents of the Directors' report to t General Assembly of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Company Law 2190/1920.

Our audit revealed that the Company has not been audited since its inception by the tax authorities. Therefore, the tax liabilities of the Company have not been finalised.

In our opinion, the above financial statements, which derive from the books and records of the Company, present fairly together with the Appendix, after our above qualification is taken into account, the financial structure and position of the Company at December 31, 2004 a the results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and accounting principles which are generally accepted in Greece and are consistent with those applied in the previous period.

Athens, March 30, 2005

The Certified Public Accountant

Sophia Al. Konstantinou
Reg. No. (ICA GR): 16211
Deloitte.

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
10th ACCOUNTING YEAR (1 JANUARY - 31 DECEMBER 2004)
Registration: THESSALONIKI Reg. No 32028/62/B/94/0337

ASSETS	YEAR ENDED 2004 Cost	YEAR ENDED 2004 Accumulated Depreciation	YEAR ENDED 2004 Net Book Value	YEAR ENDED 2003 Cost	YEAR ENDED 2003 Accumulated Depreciation	YEAR ENDED 2003 Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	29.352,97	29.352,96	0,01	29.352,97	29.347,02	5,95
	29.352,97	29.352,96	0,01	29.352,97	29.347,02	5,95
C. FIXED ASSETS						
II. Tangible asset						
5. Transportation means	23.404,26	23.404,25	0,01	23.404,26	23.404,25	0,01
6. Furniture & other equipment	9.180,74	9.180,72	0,02	9.180,74	9.180,72	0,02
	32.585,00	32.584,97	0,03	32.585,00	32.584,97	0,03
III. Investments & long-term asse						
2. Participating interests in other undertakings		1.791.782,83			3.041.966,25	
Less: Provisions for the diminution in value of investments and securities		131.423,84	1.660.358,99		33.383,84	3.008.582,41
7. Other long-term receivables			0,00			0,00
			1.660.358,99			3.008.582,41
Total Tangible Assets (CII+CIII)			1.660.359,02			3.008.582,44
D. CURRENT ASSETS						
II. Debtors						
1. Trade debtors		23.998,96			22.909,32	
Less: Allowance for bad debts		9.197,36	14.801,60		9.197,36	13.711,96
3b. Overdue cheques receivable		11.445,34			11.445,34	
Less: Provisions		11.445,34	0,00		11.445,34	0,00
11. Sundry debtors			24.637,49			26.450,89
			39.439,09			40.162,85
IV. Cash at bank and in hand						
1. Cash in hand			15.296,17			27.082,77
2. Current and term deposits			6.367.198,96			5.414.963,18
			6.382.495,13			5.442.045,95
Total Current Assets (DII+DIV)			6.421.934,22			5.482.208,80
TOTAL ASSETS (B+D)			8.082.293,25			8.490.797,19
MEMO ACCOUNTS - DEBIT						
4. Other off-balance sheet item			1.173.881,14			1.173.881,14

LIABILITIES	YEAR ENDED 2004		YEAR ENDED 2003	
A. SHAREHOLDERS' EQUITY				
I. Share Capital (200.000 shares of par value EUR 29,35				
1. Paid-up		5.870.000,00		5.870.000,00
		5.870.000,00		5.870.000,00
III. Revaluation and reserves & capital grands				
3. Grands Law 2367/95		1.173.881,14		1.173.881,14
		1.173.881,14		1.173.881,14
IV. Other reserves				
1. Legal reserves	78.785,40		78.785,40	
Less: Unrealised losses on equity securities	301.607,26	-222.821,86	33.383,84	45.401,56
4. Extraordinary reserves		9.621,63		9.621,63
5. Tax-free reserves under special laws		1.261.515,17		1.261.515,17
		1.048.314,94		1.316.538,36
V. Retained Earnings				
Result for the period		-16.583,83		
Total Shareholders' Equity (AI+AIII+AI		8.075.612,25		8.360.419,50
C. LIABILITIES				
II. Current liabilities				
5. Taxes and duty payable		3.076,30		4.208,14
6. Social security contributions payable		1.244,70		982,94
10. Dividends payable		0,00		70.000,00
11. Sundry creditors		2.360,00		55.186,61
		6.681,00		130.377,69
Total Liabilities (CII)		6.681,00		130.377,69
TOTAL SHAREHOLDERS' EQUITY & LIABILITIES (A+		8.082.293,25		8.490.797,19
MEMO ACCOUNTS - CREDIT				
4. Other off-balance sheet item		1.173.881,14		1.173.881,14

Note:

Unlisted «Participating interests in other undertakings» were valued at acquisition cost, in accordance with the provisions of par.2 and 3 of Article 42A of Codified Law 2190/1920, which exceeds their current value by EURO 27 thousand approximately.

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2004 (1 JANUARY - 31 DECEMBER 2004)

	YEAR ENDED 2004		YEAR ENDED 2003	
I. Turnover				
Turnover (Sales)		22.721,63		21.527,18
Less. Cost of sales		0,00		0,00
Gross profit		22.721,63		21.527,18
Add: other operating income		1.529,00		0,00
		24.250,63		21.527,18
LESS:				
1. Admistrative expenses		188.906,87		119.537,99
Operating income before investing & financing activities		-164.656,24		-98.010,81
ADD:				
1. Income from participating interests	29.673,78		31.009,60	
2. Income from securities	12.566,24		0,00	
4. Interests income & similar income	106.229,10		123.341,27	
	148.469,12		154.350,87	
Less:				
1. Provisions for the diminution in value of investments & securities	98.040,00		19.350,00	
2. Losses from sale of participating interests	170.183,42		0,00	
3. Interest income & similar charges	396,71		290,94	
	268.620,13	-120.151,01	19.640,94	134.709,93
Total operating income		-284.807,25		36.699,12
II. ADD: Extraordinary items				
2. Extraordinary profit	0,00		464,93	
Less:				
1. Extraordinary & non-operating expenses	0,00	0,00	132,10	332,83
Total operating & extraordinary income		-284.807,25		37.031,95
LESS:				
Total depreciation of fixed assets	5,94		5.869,40	
Less: Depreciation taken to the operating co	5,94	0,00	5.869,40	0,00
NET INCOME FOR THE YEAR BEFORE TAXE		-284.807,25		37.031,95
Add : Loss resulting from the sale or devaluation of participatin interests & securities.		268.223,42		
NET LOSS FOR THE YEAR BEFORE TAXE		-16.583,83		

APPROPRIATION STATEMENT

	YEAR ENDED 2004	YEAR ENDED 2003
NET INCOME FOR THE YEAR	0,00	37.031,95
Add: Provisions for the diminution in value of investments & securities	0,00	19.350,00
Distributable reserves	0,00	40.000,00
Less: Income from non used revaluation provisions	0,00	
of securities carried forward for elimination	0,00	
	0,00	96.381,95
Less: 1. Income tax	0,00	1.220,25
PROFIT FOR APPROPRIATIO	0,00	95.161,70
Appropriated to:		
1. Legal reserves	0,00	1.481,28
2. Dividend	0,00	70.000,00
6. Tax-free reserve under Law 2238/94 (article 110)	0,00	613,71
6a. Tax-free reserves	0,00	23.066,71
	0,00	95.161,70

Thessaloniki 12-01-2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE PRESIDENT OF THE BOARD OF DIRECTORS	THE CHIEF ACCOUNTANT
LAGGAS GEORGIOS	MAYROMMATIS ATHANASIOS	VARELOPOULOS PHOTIS

AUDITOR'S REPORT

To the Shareholders of
«NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL»

We have audited the above Financial Statements as well as the related Appendix thereto of the Societe Anonyme «NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A. VENTURE CAPITAL» for the year ended December 31, 2004. Our audit was conducted in accordance with the provisions of article 37 of Codified Law 2190/1920 governing societe anonyms, Law 2367/1995 and the auditing procedures, which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of Shareholders with the underlying Financial Statements. The Appendix includes all the information required by the paragraph 1 of article 43a of Codified Law 2190/1920. From our audit the following were noted.

1. On January 14th 2005, following a decision of the Special General Assembly of the Shareholders, the Company was placed in liquidation. The above financial statements for the year ended December 31, 2004, have been prepared on the basis that the Company will continue its operations and thus the presentation of its assets and liabilities was based on the going concern assumption. If, when preparing the above financial statements, the aforementioned decision with regard to the liquidation of the Company had been taken into account, it is probable that the results for the year as well as the shareholders equity of the Company would have been different.

2. The Company has not been audited by the tax authorities since its inception. As a result the Company's tax liabilities to date have not been finalised.

In our opinion, the above Financial Statements which derive from the books and records of the Company and present, together with the Appendix after taking into account the maters noted above as well as the Company's note under the Balance Sheet, the financial structure and position of the Company at December 31, 2004 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles, which are generally accepted in Greece and do not differ for those applied in the previous year.

Thessaloniki, 24 January 2005

Emmanuel Pelidis
The Certified Public Accountant
Reg. No ICPAG 12021
Deloitte.

N.B.G BANCASSURANCE S.A. - INSURANCE AGENCY

BALANCE SHEET OF DECEMBER 31 ST 2004

16th FISCAL PERIOD (JANUARY 1st-DECEMBER 31st, 2004) - HEADQUARTERS : ATHENS - REG. No 17196/05/B/88/005

ASSETS	AMOUNTS OF CLOSING FISCAL YEAR 2004			AMOUNTS OF PREVIOUS FISCAL YEAR 2003		
	AQUISITION VALUE	DEPRECIATION	NET BOOK VALUE	AQUISITION VALUE	DEPRECIATION	NET BOOK VALUE
B. INSTALLATION EXPENSES						
4. Other installation expenses	77.768,61	73.410,57	4.358,04	77.470,60	72.043,77	5.426,83
	77.768,61	**73.410,57**	**4.358,04**	**77.470,60**	**72.043,77**	**5.426,83**
C. FIXED ASSETS						
II. Tangible assets						
5. Transportation means	18.635,36	18.635,35	0,01	18.635,36	18.635,35	0,01
6. Furniture and other equipment	120.010,42	116.428,47	3.581,95	127.369,14	116.962,06	10.407,08
	138.645,78	**135.063,82**	**3.581,96**	**146.004,50**	**135.597,41**	**10.407,09**
III. Participations and other long-term financial claims						
1. Participations in connected enterprises			14.673,51			14.673,51
7. Other long-term claims			1.144,53			1.144,53
			15.818,04			**15.818,04**
Total of fixed assets (CII+CIII)			**19.400,00**			**26.225,13**
D. CURRENT ASSETS						
II. Claims						
1. Clients (premium debtors)			1.059.796,28			2.394.760,51
11. *Various debtors*			1.105.770,98			2.191.536,30
12. Doubtful disputed debtors		1.826.532,22			89.764,54	
Minus : Provisions		1.736.767,68	89.764,54		0,00	89.764,54
			2.255.331,80			**4.676.061,35**
III. Securities						
3. Other Securities (U.T. interests)			**663.271,76**			**637.886,16**
V. Available Funds						
1. Cash			1.260,54			949,58
3. Called & fixed deposits			2.410.163,68			1.823.777,51
			2.411.424,22			**1.824.727,09**
Total current assets (DII+DIII+DV)			**5.330.027,78**			**7.138.674,60**
E. TRANSITORY ACCOUNTS OF ASSETS						
3. Other expenses for next fiscal years			**2.165,64**			**2.183,12**
GRAND TOTAL OF ASSETS (B+C+D+E)			**5.355.951,46**			**7.172.509,68**

LIABILITIES	AMOUNTS OF CLOSING FISCAL YEAR 2004	AMOUNTS OF PREVIOUS FISCAL YEAR 2003
A. SHAREHOLDERS' EQUITY		
I. Share capital (100.000 shares of 3,00 euro)		
1. Paid	300.000,00	300.000,00
IV. Reserved capitals		
1. Regular reserved capital	117.966,24	117.966,24
4. Extraordinary reserves	181.769,81	181.769,81
5. Tax free capitals of special provisions of laws	423.059,99	423.059,99
	722.796,04	**722.796,04**
V. Retained Earnings		
Losses carried forward	**(299.976,70)**	**45.857,96**
Total shareholders' equity (AI+AIV+AV)	**722.819,34**	**1.068.654,00**
C. PROVISIONS FOR RISKS AND EXPENSES		
1. Provisions for personnel reimbursement due to exit from service	**67.267,62**	**52.763,82**
D. OBLIGATIONS		
II. Short - term obligations		
1a. Obligations to insurance companies	2.432.209,81	3.969.777,85
2. Beneficiaries of production commissions	508,08	442,77
6. *Obligations to connected enterprises*	778.749,40	510.708,71
8. Obligations from taxes - duties	336.740,94	547.362,76
9. Insurance organisations	19.961,49	18.425,73
11. Dividends payable	997.000,00	1.000.000,00
12. Various creditors	694,78	4.374,04
	4.565.864,50	**6.051.091,86**
Total of obligations (DII)	**4.565.864,50**	**6.051.091,86**
GRAND TOTAL OF LIABILITIES (A+C+D)	**5.355.951,46**	**7.172.509,68**

PROFIT AND LOSS ACCOUNT OF FISCAL YEAR ENDING ON DECEMBER 31st, 2004

(1.1.2004 - 31.12.2004)

	AMOUNTS OF CLOSING FISCAL YEAR 2004			AMOUNTS OF PREVIOUS FISCAL YEAR 2003		
I. EXPLOITATION RESULTS						
Turnover - Rendering of services			2.256.664,43			2.686.167,41
Minus : Cost of works			1.233.909,14			968.178,21
Gross results (profits) of exploitation			1.022.755,29			1.717.989,20
Plus : Other exploitation earnings			19.825,36			19.116,90
Total			1.042.580,65			1.737.106,10
MINUS : 1. Administration expenses		208.061,42			231.082,82	
3. Distribution expenses		49.057,04	257.118,46		63.555,89	294.638,71
Subtotal of results (profits) of exploitation			785.462,19			1.442.467,39
PLUS :						
2.Income from securities		76.000,00			-	
4. Receivable interest and related income		8.664,26			40.725,42	
		84.664,26			40.725,42	
Minus:						
3.Payable interest and related expenses		579,55	84.084,71	1.004,57	1.004,57	39.720,85
Total exploitation of results (profits)			869.546,90			1.482.188,24
II. PLUS : Extraordinary results						
1.Extraordinary and non operating earnings		23,60			9.326,64	
4.Income from provisions of previous fiscal year		25.385,60			52.740,31	
		25.409,20			62.066,95	
Minus:						
1.Extraordinary and non operating expenses	0,41			53,89		
2.Extraordinary losses	0,46			-		
3.Expenses of previous fiscal periods	126.557,55			959,85		
4.Provisions	539.618,54	666.176,96	640.767,76	-	1.013,74	61.053,21
Operating and extraordinary results (profits)			228.779,14			1.543.241,45
MINUS :						
Total depreciation of fixed assets		*10.995,64*			*17.718,59*	
Minus : Those being incorporated in operational cost		10.995,64	0,00		17.718,59	0,00
NET RESULTS (PROFITS) before taxes			**228.779,14**			**1.543.241,45**

APPROPRIATION ACCOUNT

	AMOUNTS OF CLOSING *FISCAL YEAR 2004*	AMOUNTS OF PREVIOUS *FISCAL YEAR 2003*
Net results (profits) of fiscal period	228.779,14	1.543.241,45
(+)Profit brought forward	45.857,96	28.651,50
(-)Differences of tax control of previous fiscal periods	(333.604,00)	-
Total	(58.966,90)	1.571.892,95
MINUS:		
1.Income tax	241.009,80	526.034,99
Losses carried forward	**(299.976,70)**	**1.045.857,96**
Distribution of profits is carried out as follows :		
2. First dividend	-	356.000,00
3. Additional dividend	-	644.000,00
8. Profit carried forward	-	45.857,96
	-	1.045.857,96

Athens, January 28th 2005

CHAIRMAN OF BOARD

STEFANOS GR. AYGOULEAS
ID. C. Ξ. 436441

MANAGING DIRECTOR

THEODOROS CHR. STATHIS
ID. C. Λ. 346947

FINANCIAL OFFICER

MARTHA E. ZENERIAN
ID. C. Ξ 218928
License No A.-T.A. A' Rank 1249

AUDITOR'S REPORT

To the Shareholders of the Societe Anonyme "N.B.G. BANCASSURANCE S.A. - INSURANCE AGENCY"

We have audited the Financial Statements as well as the respective Appendix of the Societe Anonyme "N.B.G. BANCASSURANCE - S.A. INSURANCE AGENCY" for the year endend 31st December 2004. Our audit, was carried out in accordance with article 37 of the codified Law 2190/1920 "concerning Societe Anonyme", and included the auditing procedures which we have considered as appropriate,on the basis of the principles and auditing regulations followed by the Body of Auditors. All books and records kept by the company,have been placed at our disposal and we have been given all the necessar auditing information and explanations,upon reguest. The company has correctly applied the General Accounting Plan. The inventory method has not been verified in relation with the previus year.We have agreed the contect of the Administration Report of the Board of Directors to the General Annual Meeting of the Shareholders, with the revelant Financial Statements.The Appendix comprises the information provided by paragraph 1 of the article 43a of the cod.Law 2190/1920. The following result has come up, from the audit we conducted: 1) the Company has been audited by the tax authorities, for the *fiscal periods up to 2002 and as a result its tax liabilities are not definite for the following fiscal periods.*

In our opinion, the above Financial Statements which arise from the books and records of the company together with the Appendix represent,after taking into consideration our above remarks, the property structure and the "Financial Status" of the company, on the 31st December 2004, as well as the results of the fiscal year which ended at this date,on the basis of the revelant provisions which are valid (in effect) and of the accounting principles,which have been generally accepted and do not differ from those applied by the company during the previous fiscal year.

Athens, February 04th 2005
THE CERTIFIED PUBLIC ACCOUNTANT AUDITOF

EMMANUEL A.PILIDES
Reg. No B.O.A. : 12021
DELOITTE & TOUCHE A.E.

	Acquisitions	Accumulated depreciation	Net Book Value	Acquisitions	Accumulated depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
1. Formation and set up expenses	16.878,91	10.127,34	6.751,57	16.878,91	6.751,56	10.127,35
4. Other foundation expenses	54.193,58	24.442,44	29.751,14	54.193,58	13.319,59	40.873,99
	71.072,49	34.569,78	36.502,71	71.072,49	20.071,15	51.001,34
C. FIXED ASSETS						
II. *Tangible assets*						
3. Buildings and technical works	50.041,79	13.467,96	36.573,83	50.041,79	9.299,48	40.742,31
6. Furniture and other equipment	107.617,69	60.459,04	47.158,65	101.324,07	42.036,35	59.287,72
Total tangible and intangible assets (CII)	157.659,48	73.927,00	83.732,48	151.365,86	51.335,83	100.030,03
III. *Participations and other long-term financial assets*						
1. Investments in subsidiaries			830.022,73			499.997,73
7. Other long-term claims			12.007,43			11.507,43
			842.030,16			511.505,16
Total fixed assets (CII+CIII)			925.762,64			611.535,19
D. CURRENT ASSETS						
II. *Receivables*						
1. Customers			333.101,07			88.602,03
11. Sundry debtors			44.623,72			19.141,79
12. Advances and credits control account			1.223,39			1.135,42
			378.948,18			108.879,24
IV. *Cash*						
1. Cash on hands			479,96			287,56
3. Sight and time deposits			4.061.645,98			4.867.175,38
			4.062.125,94			4.867.462,94
Total current assets (DII+DIV)			4.441.074,12			4.976.342,18
E. TRANSIT DEBIT BALANCES						
1. Prepaid expenses			2.134,12			2.606,41
2. Other transit debit balances			0,00			30,00
			2.134,12			2.636,41
TOTAL FIXED ASSETS (B+C+D+E)			5.405.473,59			5.641.515,12

CAPITAL AND LIABILITIES

	Amounts as at 31 December 2004	Amounts as at 31 December 2003
A. OWNERS EQUITY		
I. *Capital (1.501.707 Shares of 2,93 Euro)*		
1. Paid up capital	4.400.001,51	4.400.001,51
III. *Reserves - Investment grants*		
3. Grants for investments	2.200.000,00	2.200.000,00
IV. *Reserves*		
3. Special reserves	470,28	470,28
V. *Results carried forward*		
Period's loss carried forward	-189.219,07	-442.333,14
Loses brought forward from prior years	-1.077.851,61	-635.518,47
	-1.267.070,68	-1.077.851,61
Total owners equity (AI+AIII+AIV+AV)	5.333.401,11	5.522.620,18
B. PROVISIONS		
1. Personnel dismissal and retirement compensation provision	13.467,37	10.200,70
2. Other Provisions	265,75	0,00
	13.733,12	10.200,70
C. LIABILITIES		
II. *Short-term liabilities*		
2a. Postdated cheques payable	0,00	4.072,51
5. Tax and duties payable	14.105,77	25.378,83
6. Insurance and pension fund dues	7.990,22	6.178,63
11. Dividends payable	33.716,76	65.166,94
Total liabilities (CII)	55.812,75	100.796,91
D. TRANSIT CREDIT BALANCES		
2. Accrued expenses	2.526,61	7.897,33
TOTAL OWNERS EQUITY AND LIABILITIES (A+B+C+D)	5.405.473,59	5.641.515,12

INCOME STATEMENT

31st DECEMBER 2004 (1st JANUARY 2004 - 31st DECEMBER 2004)

		Amounts as at December 2004			Amounts as at December 2003	
I. Operating results						
Plus : 1. Other operating income			210.838,06			48.048,71
Less : 1. Administrative expenses		360.893,03			377.964,89	
3. Selling expenses		187.686,95	548.579,98		145.599,63	523.564,52
Operating results (losses) before financial transactions			-337.741,92			-475.515,81
Plus :						
4. Interest and related income		437,39			178,26	
Less :						
3. Interest charges and related expenses		74,03	363,36		1.452,24	1.273,98
Total net operating income (losses) before extraordinary items and taxes			-337.378,56			-476.789,79
II. Plus: Extraordinary items						
1. Extraordinary income		60.381,47			36.593,94	
3. Prior period income		88.602,09			-	
4. Income from unused prior period provisions		1.108,83			53,00	
Less :						
1. Extraordinary and nonoperating expenses	1.257,74			279,35		
2. Extraordinary losses	0,00			1.883,70		
3. Prior year expenses	675,16	1.932,90	148.159,49	27,24	2.190,29	34.456,65
Net income (losses) after extraordinary items and before taxes and extra depreciation			-189.219,07			-442.333,14
Less : Total depreciation recorded		37.285,66			36.772,91	
Less: Normal depreciation (included in the operating cost)						
		37.285,66	0,00		36.772,91	0,00
NET INCOME (LOSSES) FOR THE YEAR BEFORE TAX			-189.219,07			-442.333,14

APPROPRIATION ACCOUNT

	Amounts as at December 2004	Amounts as at December 2003
Net income for the period (losses)	-189.219,07	-442.333,14
Loses brought forward from prior years	-1.077.851,61	-635.518,47
Losses carried forward	-1.267.070,68	-1.077.851,61

Athens, 18 February 2005

Chairman of the board of directors	Managing Director	Chief accountant
Leonidas Tsimpouris	Tom Skaperdas	Sotiropoulos Polizois

AUDITOR'S REPORT

To the Shareholders of « Innovative Ventures SA "IVEN"»

We have audited the above financial statements together and the relevant Appendix of "Innovative Ventures SA" (the Company) for the year ended on 31 December 2004. Our audit was performed in accordance with the provisions of article 37 of Law 2190/1920 governing Societes Anonymes and the auditing procedures, which we considered necessary, based on the auditing standards followed by the Institute of Certified Public Accountants of Greece. The Company made available to us all its books and records and provided all the necessary information and other explanations that we requested. The Company has complied with the provisions of the General Hellenic Plan of Accounts. There has been no change in the accounting methods followed as compared with those applied in the previous year. We have agreed the contents of the Directors' report to the General Assembly of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920.

From our audit the following issues arose:

1. The Company in order to finance its operations and investments, has received from the General Secretariat for Research and Technology, through the project "ELEFTHO" and based on a signed agreement between the two parties, financial support amounting to € 2.200.000. This support represents 50% of the total projected financial support. Following an investigation by the General Secretariat for Research and Technology during 2004 the compliance of the Company with the terms of the project was questioned and the Company was requested to comply with these terms. Based on correspondence between the Company and the General Secretariat for Research and Technology and pending the outcome of the investigation, it follows that the agreement may be breached, which will have significant impact on the financial position of the Company.

2. The balance on the assets account "Participations in associated undertakings" relates the acquisition cost of shares in two companies, which are not audited. The company measured the shares at cost, in accordance with the provisions of par. 5 of article 28 of P.D. 186/1992. If the company had measured the shares at net asset book value, in accordance with the provisions of par. 6 of article 43 of CL 2190/1920, according to the evidence and information that was made available to us, the value of the shares would have been lower than the acquisition cost by approximately € 564.259. In this case, the value of the account "Participations in associated undertakings" and the result for the year would have been lower by the above amount.

3. The balance on the assets account "Customers" includes an amount of € 44.496, the collection of which is uncertain and the Company has not provided for. In this case, the results for the year would have been lower by the above amount.

4. The Company has not been audited by the Tax Authorities, since its inception and, consequently, its tax liabilities have not been finalized as yet.

In our opinion, the above financial statements, which derive from the books and records of the Company, present together with the Appendix, after taking into consideration the aforementioned matters, the financial structure and position of the Company at 31 December 2004, the results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and accounting principles which are generally accepted in Greece and are consistent with those applied in the previous period

Athens, 18 February 2005
The Certified Public Accountant

Epaminondas Giouroukos
Reg. No. (ICA GR): 10351
Deloitte.

ATLANTIC BANK OF NEW YORK

(In thousand USD)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			36.343			80.275
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		11.677			16.672	
(b) Other loans and advances		21.902			30.299	
(c) Reverse Repos		0	33.579		0	46.971
4 Loans and advances to customers		1.342.660			1.229.752	
Less: Provisions for doubtful debts		(13.494)	1.329.166		(17.147)	1.212.605
5 Debt securities including fixed-income securities						
(a) Government		264.731			52.799	
(b1) Corporate		310.730			129.092	
(b2) Other issuers		1.009.679	1.585.140		1.324.427	1.506.318
6 Shares and other variable-yield securities			25.813			70.574
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		17.281			2.556	
(b) Goodwill		0				
(c) Other intangible assets		9.316			24.229	
Less: Amortisation of intangible assets		(8.591)	18.006		(4.683)	22.102
10 Tangible assets						
Cost as at 01.01.2004		67.178			64.933	
Less: Depreciation as at 31.12.2004		(31.491)	35.687		(27.304)	37.629
13 Other assets			63.349			70.302
14 Prepayments and accrued income			21.610			20.589
TOTAL ASSETS			3.148.693			3.067.365
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		214.784			181.331	
(b) Time and at notice		287.783			235.076	
(c) Repos		676.779	1.179.346		759.983	1.176.390
2 Amounts owed to customers						
(a) Deposits		1.713.813			1.674.068	
(b) Other liabilities		0			0	
(c) Repos		0	1.713.813		0	1.674.068
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			10.169			9.202
5 Accrued expenses and deferred income			24.604			20.917
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		7.782			7.782	
9 Share premium account		67.323			67.323	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		145.656			111.683	
13 Own shares		0	220.761		0	186.788
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			3.148.693			3.067.365
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			923.433			1.091.161
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			402.409			237.552
TOTAL OFF-BALANCE SHEET ITEMS			1.325.842			1.328.713
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	63.006			47.179		
- Other interest and similar income	79.339	142.345		80.638	127.817	
2 Interest payable and similar charges		(46.894)	95.451		(46.017)	81.800
3 Income on securities						
(a) Shares and other variable-yield securities	1.512			1.442		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	1.512		0	1.442	
4 Commissions receivable		12.910	14.422		13.852	15.294
			109.873			97.094
5 Commissions payable			0			0
			109.873			97.094
6 Net profit on financial operations		4.093			4.973	
7 Other operating income		9.258	13.351		9.800	14.773
			123.224			111.867
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(28.294)			(26.485)		
- Social security costs	(1.967)			(1.775)		
- Other charges	(6.390)	(36.651)		(5.506)	(33.766)	
(b) Other administrative expenses						
- Taxes and duties	247			(1.561)		
- Service fees	(14.821)			(19.008)		
- Other fees to third parties	(6.386)	(20.960)	(57.611)	(6.407)	(26.976)	(60.742)
			65.613			51.125
9 Fixed assets depreciation and amortisation charges		(8.743)			(4.158)	
10 Other operating charges		(381)	(9.124)		(471)	(4.629)
Profit on ordinary activities before provisions			56.489			46.496
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			2.053			(959)
Profit on ordinary activities before tax			58.542			45.537
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			58.542			45.537

NATIONAL BANK OF GREECE (CANADA)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand CAD)

	2004			2003		
ASSETS						
1 Cash in hand, balances with central banks			2.214			1.861
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		583			598	
(b) Other loans and advances		32.853			31.514	
(c) Reverse Repos		0	33.436		0	32.112
4 Loans and advances to customers		487.561			457.974	
Less: Provisions for doubtful debts		(9.435)	478.126		(10.585)	447.389
5 Debt securities including fixed-income securities						
(a) Government		20.623			19.418	
(b1) Corporate		8.102			15.105	
(b2) Other issuers		0	28.725		0	34.523
6 Shares and other variable-yield securities			4.845			961
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		23.604			21.451	
Less: Depreciation as at 31.12.2004		(12.305)	11.299		(10.996)	10.455
13 Other assets			5.394			6.390
14 Prepayments and accrued income			5.615			3.456
TOTAL ASSETS			569.654			537.147
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		947			2.170	
(b) Time and at notice		0			0	
(c) Repos		0	947		0	2.170
2 Amounts owed to customers						
(a) Deposits		499.615			472.369	
(b) Other liabilities		7.695			7.694	
(c) Repos		0	507.310		0	480.063
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			4.146			3.618
5 Accrued expenses and deferred income			7.459			5.908
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		18.500			18.500	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		31.292			26.888	
13 Own shares		0	49.792		0	45.388
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			569.654			537.147
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			87.690			424.668
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			36.254			33.809
TOTAL OFF-BALANCE SHEET ITEMS			123.944			458.477
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	1.204			1.337		
- Other interest and similar income	28.982	30.186		29.404	30.741	
2 Interest payable and similar charges		(7.502)	22.684		(8.555)	22.186
3 Income on securities						
(a) Shares and other variable-yield securities	22			6		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	22		0	6	
4 Commissions receivable		3.846	3.868		4.042	4.048
			26.552			26.234
5 Commissions payable			(772)			(601)
			25.780			25.633
6 Net profit on financial operations		2.898			2.990	
7 Other operating income		456	3.354		638	3.628
			29.134			29.261
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(11.840)			(11.500)		
- Social security costs	(2.139)			(2.027)		
- Other charges	0	(13.979)		0	(13.527)	
(b) Other administrative expenses						
- Taxes and duties	(910)			(676)		
- Service fees	(3.270)			(3.039)		
- Other fees to third parties	(2.601)	(6.781)	(20.760)	(2.691)	(6.406)	(19.933)
			8.374			9.328
9 Fixed assets depreciation and amortisation charges		(1.389)			(1.516)	
10 Other operating charges		(121)	(1.510)		(122)	(1.638)
Profit on ordinary activities before provisions			6.864			7.690
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(420)			(1.000)
Profit on ordinary activities before tax			6.444			6.690
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			6.444			6.690

THE SOUTH AFRICAN BANK OF ATHENS LTD

(In thousand ZAR)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			26.214			22.135
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			42.361			40.239
3 Loans and advances to credit institutions						
(a) Repayable on demand		65.775			33.055	
(b) Other loans and advances		8.398			8.790	
(c) Reverse Repos		0	74.173		0	41.845
4 Loans and advances to customers		465.569			400.512	
Less: Provisions for doubtful debts		(15.349)	450.220		(14.392)	386.120
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			15			15
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		60.625			57.421	
Less: Depreciation as at 31.12.2004		(49.030)	11.595		(40.688)	16.733
13 Other assets			5.877			6.732
14 Prepayments and accrued income			494			1.697
TOTAL ASSETS			610.949			515.516
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		15.249			2.377	
(b) Time and at notice		0			13.200	
(c) Repos		0	15.249		0	15.577
2 Amounts owed to customers						
(a) Deposits		516.485			431.736	
(b) Other liabilities		926			657	
(c) Repos		0	517.411		0	432.393
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			4.660			10.627
5 Accrued expenses and deferred income			1.596			2.378
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		1.730			1.740	
(b) Provisions for taxation		0			0	
(c) Other provisions		3.244	4.974		3.162	4.902
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			21.000			21.000
Shareholders' Equity:						
8 Paid-up capital		9.271			7.039	
9 Share premium account		83.414			61.096	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		1.817			1.817	
12 Retained earnings		(48.443)			(41.313)	
13 Own shares		0	46.059		0	28.639
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			610.949			515.516
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			157.233			156.291
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			157.233			156.291
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	2.982			3.839		
- Other interest and similar income	52.583	55.565		60.901	64.740	
2 Interest payable and similar charges		(26.464)	29.101		(36.517)	28.223
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		25.505	25.505		19.579	19.579
			54.606			47.802
5 Commissions payable			(4.008)			(3.312)
			50.598			44.490
6 Net profit on financial operations		3.164			3.236	
7 Other operating income		847	4.011		1.930	5.166
			54.609			49.656
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(25.995)			(26.703)		
- Social security costs	(268)			(321)		
- Other charges	(4.629)	(30.892)		(4.707)	(31.731)	
(b) Other administrative expenses						
- Taxes and duties	(1.650)			(2.265)		
- Service fees	(9.628)			(9.335)		
- Other fees to third parties	(9.006)	(20.284)	(51.176)	(11.955)	(23.555)	(55.286)
			3.433			(5.630)
9 Fixed assets depreciation and amortisation charges		(8.353)			(8.640)	
10 Other operating charges		(43)	(8.396)		1.015	(7.625)
Profit on ordinary activities before provisions			(4.963)			(13.255)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(1.853)			(1.784)
Profit on ordinary activities before tax			(6.816)			(15.039)
15 Extraordinary income		0			0	
16 Extraordinary charges		(314)			(177)	
17 Extraordinary profit		0	(314)		(4)	(181)
18 Profit (before tax)			(7.130)			(15.220)

STOPANSKA BANKA A.D., Skopje

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand MKD)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			1.307.616			1.523.130
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			465.758			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		0			0	
(b) Other loans and advances		7.644.112			9.157.702	
(c) Reverse Repos		0	7.644.112		0	9.157.702
4 Loans and advances to customers		14.589.455			10.823.971	
Less: Provisions for doubtful debts		(2.938.319)	11.651.136		(2.264.454)	8.559.517
5 Debt securities including fixed-income securities						
(a) Government		5.502.454			5.888.788	
(b1) Corporate		0			0	
(b2) Other issuers		0	5.502.454		0	5.888.788
6 Shares and other variable-yield securities			92.034			88.989
7 Participating interests			11.567			11.805
8 Shares in affiliated undertakings			0			12.253
9 Intangible assets						
(a) *Establishment and formation expenses*		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		364.614			304.409	
Less: Amortisation of intangible assets		(139.509)	225.105		(83.478)	220.931
10 Tangible assets						
Cost as at 01.01.2004		2.473.431			2.642.575	
Less: Depreciation as at 31.12.2004		(1.124.559)	1.348.872		(1.030.146)	1.612.429
13 Other assets			1.057.420			1.093.818
14 Prepayments and accrued income			159.764			122.644
TOTAL ASSETS			29.465.838			28.292.006
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		253.983			266.649	
(b) Time and at notice		599.203			1.096.489	
(c) Repos		0	853.186		0	1.363.138
2 Amounts owed to customers						
(a) Deposits		24.373.609			22.570.473	
(b) Other liabilities		119.912			136.110	
(c) Repos		0	24.493.521		0	22.706.583
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			384.122			483.841
5 Accrued expenses and deferred income			45.660			29.744
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		147.753	147.753		188.337	188.337
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		3.602.220			3.602.220	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		(10.535)			(12.143)	
12 Retained earnings		(50.089)			(69.714)	
13 Own shares		0	3.541.596		0	3.520.363
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			29.465.838			28.292.006
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			1.953.398			2.579.044
2 Commitments arising on sale and repurchase agreements			0			0
3 *Other off-balance sheet items*			0			0
TOTAL OFF-BALANCE SHEET ITEMS			1.953.398			2.579.044
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	230.599			220.783		
- Other interest and similar income	1.097.815	1.328.414		717.204	937.987	
2 Interest payable and similar charges		(613.884)	714.530		(675.958)	262.029
3 Income on securities						
(a) Shares and other variable-yield securities	79			5.229		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	79		0	5.229	
4 Commissions receivable		655.138	655.217		565.735	570.964
			1.369.747			832.993
5 Commissions payable			(48.798)			(42.413)
			1.320.949			790.580
6 *Net profit on financial operations*		82.166			31.127	
7 Other operating income		28.957	111.123		15.102	46.229
			1.432.072			836.809
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(314.171)			(331.760)		
- Social security costs	(174.581)			(176.799)		
- Other charges	(103.018)	(591.770)		(103.103)	(611.662)	
(b) Other administrative expenses						
- Taxes and duties	(7.002)			(4.981)		
- Service fees	(238.175)			(175.915)		
- Other fees to third parties	(242.196)	(487.373)	(1.079.143)	(226.426)	(407.322)	(1.018.984)
			352.929			(182.175)
9 Fixed assets depreciation and amortisation charges		(254.750)			(199.869)	
10 Other operating charges		(6.312)	(261.062)		(4.203)	(204.072)
Profit on ordinary activities before provisions			91.867			(386.247)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(906.169)			(636.617)
Profit on ordinary activities before tax			(814.302)			(1.022.864)
15 Extraordinary income		598.207			949.906	
16 Extraordinary charges		(21.369)			(33.323)	
17 Extraordinary profit		254.928	831.766		112.841	1.029.424
18 Profit (before tax)			17.464			6.560

UNITED BULGARIAN BANK A.D., Sofia

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand BGN)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		234.456		198.130
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	1.411		38	
(b) Other loans and advances	213.283		148.252	
(c) Reverse Repos	8.536	223.230	2.219	150.509
4 Loans and advances to customers	1.527.168		1.088.872	
Less: Provisions for doubtful debts	(40.476)	1.486.692	(38.860)	1.050.012
5 Debt securities including fixed-income securities				
(a) Government	136.861		246.590	
(b1) Corporate	5.361		21.891	
(b2) Other issuers	14.463	156.685	16.486	284.967
6 Shares and other variable-yield securities		97		41
7 Participating interests		175		213
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	41.341		31.935	
Less: Amortisation of intangible assets	(21.943)	19.398	(14.532)	17.403
10 Tangible assets				
Cost as at 01.01.2004	136.912		142.774	
Less: Depreciation as at 31.12.2004	(66.066)	70.846	(55.444)	87.330
13 Other assets		20.488		6.533
14 Prepayments and accrued income		9.702		13.519
TOTAL ASSETS		2.221.769		1.808.657
LIABILITIES				
1 Amounts owed to credit institutions				
(a) Repayable on demand	8.400		7.445	
(b) Time and at notice	74.029		28.571	
(c) Repos	0	82.429	2.240	38.256
2 Amounts owed to customers				
(a) Deposits	1.713.270		1.434.121	
(b) Other liabilities	3.292		9.499	
(c) Repos	600	1.717.162	5.055	1.448.675
3 Debts evidenced by certificates				
(a) Debt securities in issue	51.719		11.719	
(b) Other	0	51.719	0	11.719
4 Other liabilities		22.116		5.902
5 Accrued expenses and deferred income		3.764		6.160
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	1.012		922	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	1.012	0	922
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	75.964		75.964	
9 Share premium account	0		0	
10 Reserves	24.252		24.252	
11 Fixed asset revaluation surplus	16.886		18.099	
12 Retained earnings	226.465		178.708	
13 Own shares	0	343.567	0	297.023
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2.221.769		1.808.657
OFF-BALANCE SHEET ITEMS				
1 Contingent liabilities		62.728		54.411
2 Commitments arising on sale and repurchase agreements		19.756		13.382
3 Other off-balance sheet items		2.653.019		1.909.403
TOTAL OFF-BALANCE SHEET ITEMS		2.735.503		1.977.196

PROFIT AND LOSS ACCOUNT

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	8.981			14.996		
- Other interest and similar income	138.535	147.516		95.717	110.713	
2 Interest payable and similar charges		(28.570)	118.946		(25.872)	84.841
3 Income on securities						
(a) Shares and other variable-yield securities	0			210		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	210	
4 Commissions receivable		61.802	61.802		55.599	55.809
			180.748			140.650
5 Commissions payable			(4.919)			(2.559)
			175.829			138.091
6 Net profit on financial operations		12.468			19.655	
7 Other operating income		332	12.800		204	19.859
			188.629			157.950
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(23.064)			(21.078)		
- Social security costs	(6.222)			(5.305)		
- Other charges	(471)	(29.757)		(723)	(27.106)	
(b) Other administrative expenses						
- Taxes and duties	(6.155)			(6.289)		
- Service fees	(19.452)			(15.960)		
- Other fees to third parties	(14.035)	(39.642)	(69.399)	(13.807)	(36.056)	(63.162)
			119.230			94.788
9 Fixed assets depreciation and amortisation charges		(20.441)			(17.757)	
10 Other operating charges		(497)	(20.938)		(219)	(17.976)
Profit on ordinary activities before provisions			98.292			76.812
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(17.274)			(5.526)
Profit on ordinary activities before tax			81.018			71.286
15 Extraordinary income		6.632			6.639	
16 Extraordinary charges		(454)			(299)	
17 Extraordinary profit		905	7.083		69	6.409
18 Profit (before tax)			88.101			77.695

NATIONAL BANK OF GREECE (CYPRUS) LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand CYP)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			39.374			34.694
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			10.800			14.089
3 Loans and advances to credit institutions						
(a) Repayable on demand		0			0	
(b) Other loans and advances		65.804			66.789	
(c) Reverse Repos		0	65.804		0	66.789
4 Loans and advances to customers		429.448			404.782	
Less: Provisions for doubtful debts		(25.608)	403.840		(21.611)	383.171
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		2.500			2.500	
(b2) Other issuers		0	2.500		0	2.500
6 Shares and other variable-yield securities			171			742
7 Participating interests			600			600
8 Shares in affiliated undertakings			1			1
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		2.747			2.740	
Less: Amortisation of intangible assets		(2.615)	132		(2.528)	212
10 Tangible assets						
Cost as at 01.01.2004		11.437			10.325	
Less: Depreciation as at 31.12.2004		(3.223)	8.214		(2.991)	7.334
13 Other assets			1.077			686
14 Prepayments and accrued income			2.071			2.048
TOTAL ASSETS			534.584			512.866
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		1.096			1.042	
(b) Time and at notice		38.386			31.219	
(c) Repos		0	39.482		0	32.261
2 Amounts owed to customers						
(a) Deposits		434.388			421.636	
(b) Other liabilities		3.141			2.743	
(c) Repos		0	437.529		0	424.379
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			1.793			1.394
5 Accrued expenses and deferred income			3.382			3.404
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		10.884			11.698	
(b) Provisions for taxation		0			0	
(c) Other provisions		115	10.999		115	11.813
6A. Provisions for general banking risks			3.944			4.984
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		23.000			23.000	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		2.530			2.400	
12 Retained earnings		11.925			9.231	
13 Own shares		0	37.455		0	34.631
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			534.584			512.866
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			49.067			40.739
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			101.497			97.503
TOTAL OFF-BALANCE SHEET ITEMS			150.564			138.242
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	728			926		
- Other interest and similar income	31.281	32.009		27.257	28.183	
2 Interest payable and similar charges		(16.428)	15.581		(14.481)	13.702
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		3.696	3.696		3.421	3.421
			19.277			17.123
5 Commissions payable			0			0
			19.277			17.123
6 Net profit on financial operations		1.241			972	
7 Other operating income		1.113	2.354		1.167	2.139
			21.631			19.262
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(7.009)			(6.557)		
- Social security costs	(802)			(758)		
- Other charges	(246)	(8.057)		(2.272)	(9.587)	
(b) Other administrative expenses						
- Taxes and duties	(40)			(37)		
- Service fees	(1.074)			(1.063)		
- Other fees to third parties	(939)	(2.053)	(10.110)	(895)	(1.995)	(11.582)
			11.521			7.680
9 Fixed assets depreciation and amortisation charges		(482)			(409)	
10 Other operating charges		0	(482)		0	(409)
Profit on ordinary activities before provisions			11.039			7.271
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(8.367)			(2.591)
Profit on ordinary activities before tax			2.672			4.680
15 Extraordinary income		26			234	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	26		0	234
18 Profit (before tax)			2.698			4.914

NATIONAL SECURITIES CO (CYPRUS) LTD

(In thousand CYP)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		1			484	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	1		0	484
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
13 Other assets			0			0
14 Prepayments and accrued income			0			0
TOTAL ASSETS			1			484
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			0
5 Accrued expenses and deferred income			0			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 *Subordinated liabilities*			0			0
Shareholders' Equity:						
8 Paid-up capital		1			500	
9 Share premium account		0			0	
10 *Reserves*		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		0			(16)	
13 Own shares		0	1		0	484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1			484
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	0	0		0	0	
2 Interest payable and similar charges		0	0		0	0
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			0			0
5 Commissions payable			0			0
			0			0
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			0			0
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	0	0	0	0	0	0
			0			0
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			0			0
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			0			0
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			0			0

NBG MANAGEMENT SERVICES LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		0		0
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	0		0	
(b) Other loans and advances	141		496	
(c) Reverse Repos	0	141	0	496
4 Loans and advances to customers	0		0	
Less: Provisions for doubtful debts	0	0	0	0
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		0		0
7 Participating interests		0		0
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	0		0	
Less: Amortisation of intangible assets	0	0	0	0
10 Tangible assets				
Cost as at 01.01.2004	0		0	
Less: Depreciation as at 31.12.2004	0	0	0	0
13 Other assets		1.939		1.488
14 Prepayments and accrued income		17		0
TOTAL ASSETS		2.097		1.984
LIABILITIES				
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		0		33
5 Accrued expenses and deferred income		13		8
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	0	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	75		75	
9 Share premium account	573		573	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	1.436		1.295	
13 Own shares	0	2.084	0	1.943
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		2.097		1.984
OFF-BALANCE SHEET ITEMS				
1 Contingent liabilities		0		0
2 Commitments arising on sale and repurchase agreements		0		0
3 Other off-balance sheet items		0		0
TOTAL OFF-BALANCE SHEET ITEMS		0		0

PROFIT AND LOSS ACCOUNT	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	1	1		2	2	
2 Interest payable and similar charges			1			2
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			1			2
5 Commissions payable			0			0
			1			2
6 Net profit on financial operations		(1)			294	
7 Other operating income		1.294	1.293		1.680	1.974
			1.294			1.976
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(1.053)			(1.043)		
- Social security costs	0			0		
- Other charges	0	(1.053)		0	(1.043)	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	(49)			(43)		
- Other fees to third parties	(45)	(94)	(1.147)	(25)	(68)	(1.111)
			147			865
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			147			865
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			147			865
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			147			865

NBG INTERNATIONAL LTD

(In thousand GBP)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		969			735	
(b) Other loans and advances		7.700			10.000	
(c) Reverse Repos		0	8.669		0	10.735
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			6.440			6.316
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		601			583	
Less: Depreciation as at 31.12.2004		(521)	80		(471)	112
13 Other assets			0			0
14 Prepayments and accrued income			1.636			1.116
TOTAL ASSETS			16.825			18.279
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			54			1.142
5 Accrued expenses and deferred income			1.071			2.192
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		7.000			7.000	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		8.700			7.945	
13 Own shares		0	15.700		0	14.945
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			16.825			18.279
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	357	357		261	261	
2 Interest payable and similar charges			357			261
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		3.696	3.696		7.866	7.866
			4.053			8.127
5 Commissions payable			(228)			(109)
			3.825			8.018
6 Net profit on financial operations		0			0	
7 Other operating income		499	499		552	552
			4.324			8.570
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(1.640)			(3.082)		
- Social security costs	(212)			(392)		
- Other charges	(221)	(2.073)		(241)	(3.715)	
(b) Other administrative expenses						
- Taxes and duties	(141)			(134)		
- Service fees	(466)			(455)		
- Other fees to third parties	(456)	(1.063)	(3.136)	(449)	(1.038)	(4.753)
			1.188			3.817
9 Fixed assets depreciation and amortisation charges		(50)			(69)	
10 Other operating charges		(3)	(53)		(3)	(72)
Profit on ordinary activities before provisions			1.135			3.745
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(184)			(257)
Profit on ordinary activities before tax			951			3.488
15 Extraordinary income		21			12	
16 Extraordinary charges		(48)			(13)	
17 Extraordinary profit		0	(27)		0	(1)
18 Profit (before tax)			924			3.487

NBG INTERNATIONAL Inc

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004

(In thousand USD)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		0		0
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	483		635	
(b) Other loans and advances	417		386	
(c) Reverse Repos	0	900	0	1.021
4 Loans and advances to customers	32		0	
Less: Provisions for doubtful debts	0	32	0	0
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		3		3
7 Participating interests		0		0
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	0		0	
Less: Amortisation of intangible assets	0	0	0	0
10 Tangible assets				
Cost as at 01.01.2004	186		164	
Less: Depreciation as at 31.12.2004	(118)	68	(87)	77
13 Other assets		0		0
14 Prepayments and accrued income		24		25
TOTAL ASSETS		1.027		1.126
LIABILITIES				
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		0		0
5 Accrued expenses and deferred income		136		115
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	0	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	7.441		7.300	
9 Share premium account	0		0	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	(6.550)		(6.289)	
13 Own shares	0	891	0	1.011
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1.027		1.126
OFF-BALANCE SHEET ITEMS				
1 Contingent liabilities		0		0
2 Commitments arising on sale and repurchase agreements		0		0
3 Other off-balance sheet items		0		0
TOTAL OFF-BALANCE SHEET ITEMS		0		0

PROFIT AND LOSS ACCOUNT

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	5	5		5	5	
2 Interest payable and similar charges			5			5
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		2.067	2.067		2.216	2.216
			2.072			2.221
5 Commissions payable			(325)			(528)
			1.747			1.693
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			1.747			1.693
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(1.094)			(1.047)		
- Social security costs	(72)			(77)		
- Other charges	(164)	(1.330)		(136)	(1.260)	
(b) Other administrative expenses						
- Taxes and duties	(1)			(25)		
- Service fees	(333)			(323)		
- Other fees to third parties	(330)	(664)	(1.994)	(390)	(738)	(1.998)
			(247)			(305)
9 Fixed assets depreciation and amortisation charges		(28)			(36)	
10 Other operating charges		0	(28)		0	(36)
Profit on ordinary activities before provisions			(275)			(341)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			(275)			(341)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			(275)			(341)

NBGI PRIVATE EQUITY LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand GBP)

	2004			2003		
ASSETS						
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		469			242	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	469		0	242
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		29			22	
Less: Depreciation as at 31.12.2004		(21)	8		(17)	5
13 Other assets			0			0
14 Prepayments and accrued income			56			125
TOTAL ASSETS			533			372
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			50			50
5 Accrued expenses and deferred income			370			224
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		100			100	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		13			(2)	
13 Own shares		0	113		0	98
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			533			372
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	7	7		2	2	
2 Interest payable and similar charges			7			2
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		3.675	3.675		2.864	2.864
			3.682			2.866
5 Commissions payable			(1.234)			(840)
			2.448			2.026
6 Net profit on financial operations		0			0	
7 Other operating income		3	3		60	60
			2.451			2.086
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(1.414)			(1.038)		
- Social security costs	(150)			(123)		
- Other charges	(64)	(1.628)		(47)	(1.208)	
(b) Other administrative expenses						
- Taxes and duties	(23)			(45)		
- Service fees	(458)			(424)		
- Other fees to third parties	(318)	(799)	(2.427)	(399)	(868)	(2.076)
			24			10
9 Fixed assets depreciation and amortisation charges		(4)			(7)	
10 Other operating charges		0	(4)		0	(7)
Profit on ordinary activities before provisions			20			3
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			20			3
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			20			3

NBG FINANCE PLC

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		558			218	
(b) Other loans and advances		1.582.149			1.100.000	
(c) Reverse Repos		0	1.582.707		0	1.100.218
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		2.728			2.728	
Less: Amortisation of intangible assets		(1.370)	1.358		(824)	1.904
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
13 Other assets			0			0
14 Prepayments and accrued income			8.681			3.322
TOTAL ASSETS			1.592.746			1.105.444
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		1.313			1.838	
(b) Time and at notice		0			0	
(c) Repos		0	1.313		0	1.838
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			173			74
5 Accrued expenses and deferred income			8.482			3.252
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			1.582.149			1.100.000
Shareholders' Equity:						
8 Paid-up capital		94			94	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		535			186	
13 Own shares		0	629		0	280
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1.592.746			1.105.444
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	42.148	42.148		31.965	31.965	
2 Interest payable and similar charges		(40.988)	1.160		(31.121)	844
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			1.160			844
5 Commissions payable			0			0
			1.160			844
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			1.160			844
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	(24)			0		
- Other fees to third parties	(91)	(115)	(115)	(80)	(80)	(80)
			1.045			764
9 Fixed assets depreciation and amortisation charges		(546)			(542)	
10 Other operating charges		0	(546)		0	(542)
Profit on ordinary activities before provisions			499			222
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			499			222
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			499			222

INTERLEASE A.D., Sofia

(In thousand BGN)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			10			7
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		1.669			3.362	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	1.669		0	3.362
4 Loans and advances to customers		155.338			98.618	
Less: Provisions for doubtful debts		(703)	154.635		(973)	97.645
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		100	100		100	100
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		143			131	
Less: Amortisation of intangible assets		(74)	69		(51)	80
10 Tangible assets						
Cost as at 01.01.2004		12.235			8.936	
Less: Depreciation as at 31.12.2004		(1.970)	10.265		(998)	7.938
13 Other assets			1.693			2.479
14 Prepayments and accrued income			372			280
TOTAL ASSETS			168.813			111.891
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		3.902			0	
(b) Time and at notice		150.629			104.492	
(c) Repos		0	154.531		0	104.492
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			5.056			3.369
5 Accrued expenses and deferred income			276			182
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		3.475			3.475	
9 Share premium account		153			153	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			13	
12 Retained earnings		5.322			207	
13 Own shares		0	8.950		0	3.848
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			168.813			111.891
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			9.354			8.138
TOTAL OFF-BALANCE SHEET ITEMS			9.354			8.138
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	8			8		
- Other interest and similar income	11.663	11.671		7.078	7.086	
2 Interest payable and similar charges		(5.834)	5.837		(3.644)	3.442
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		1.522	1.522		1.181	1.181
			7.359			4.623
5 Commissions payable			0			0
			7.359			4.623
6 Net profit on financial operations		(4)			(19)	
7 Other operating income		2.051	2.047		1.344	1.325
			9.406			5.948
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(627)			(516)		
- Social security costs	(150)			(105)		
- Other charges	0	(777)		0	(621)	
(b) Other administrative expenses						
- Taxes and duties	(69)			(20)		
- Service fees	(291)			(420)		
- Other fees to third parties	(620)	(980)	(1.757)	(531)	(971)	(1.592)
			7.649			4.356
9 Fixed assets depreciation and amortisation charges		(1.151)			(645)	
10 Other operating charges		0	(1.151)		0	(645)
Profit on ordinary activities before provisions			6.498			3.711
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(239)			(486)
Profit on ordinary activities before tax			6.259			3.225
15 Extraordinary income		155			190	
16 Extraordinary charges		0			0	
17 Extraordinary profit		(98)	57		(244)	(54)
18 Profit (before tax)			6.316			3.171

ETEBA BULGARIA A.D.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand BGN)

	2004			2003		
ASSETS						
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		17			0	
(b) Other loans and advances		696			732	
(c) Reverse Repos		0	713		0	732
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			42	
Less: Amortisation of intangible assets		0	0		(42)	0
10 Tangible assets						
Cost as at 01.01.2004		0			26	
Less: Depreciation as at 31.12.2004		0	0		(26)	0
13 Other assets			27			28
14 Prepayments and accrued income			0			1
TOTAL ASSETS			740			761
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			11
5 Accrued expenses and deferred income			6			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		1.150			1.150	
9 Share premium account		0			0	
10 Reserves		31			31	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		(447)			(431)	
13 Own shares		0	734		0	750
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			740			761
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	14	14		20	20	
2 Interest payable and similar charges		0	14		0	20
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		5	5
			14			25
5 Commissions payable			0			0
			14			25
6 Net profit on financial operations		0			3	
7 Other operating income		0	0		0	3
			14			28
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(12)			(27)		
- Social security costs	0			(4)		
- Other charges	0	(12)		0	(31)	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			(82)		
- Other fees to third parties	(18)	(18)	(30)	(15)	(97)	(128)
			(16)			(100)
9 Fixed assets depreciation and amortisation charges		0			(29)	
10 Other operating charges		0	0		0	(29)
Profit on ordinary activities before provisions			(16)			(129)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			(16)			(129)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		(18)	(18)
18 Profit (before tax)			(16)			(147)

ETEBA ROMANIA S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand ROL)

	2004			2003		
ASSETS						
1 Cash in hand, balances with central banks			468			5.273
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		1.258.567			4.497.027	
(b) Other loans and advances		11.982.327			13.563.062	
(c) Reverse Repos		0	13.240.894		0	18.060.089
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			29.350			29.350
7 Participating interests			0			0
8 Shares in affiliated undertakings			3.566.200			3.566.200
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		817.503			783.769	
Less: Amortisation of intangible assets		(794.076)	23.427		(749.614)	34.155
10 Tangible assets						
Cost as at 01.01.2004		2.229.158			2.189.192	
Less: Depreciation as at 31.12.2004		(2.010.785)	218.373		(1.860.400)	328.792
13 Other assets			1.867.868			731.856
14 Prepayments and accrued income			93.056			13.461
TOTAL ASSETS			19.039.636			22.769.176
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			4.315.480			11.870.763
5 Accrued expenses and deferred income			0			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		35.059	35.059		35.059	35.059
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		16.066.140			21.218.900	
9 Share premium account		0			0	
10 Reserves		61.297			61.297	
11 Fixed asset revaluation surplus		243.054			243.054	
12 Retained earnings		(1.681.394)			(10.659.897)	
13 Own shares		0	14.689.097		0	10.863.354
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			19.039.636			22.769.176
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	380.245	380.245		236.865	236.865	
2 Interest payable and similar charges		0	380.245		(243)	236.622
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		10.631.371	10.631.371		6.927.702	6.927.702
			11.011.616			7.164.324
5 Commissions payable			(1.880.703)			(1.275.246)
			9.130.913			5.889.078
6 Net profit on financial operations		(595.117)			931.462	
7 Other operating income		3.245	(591.872)		18	931.480
			8.539.041			6.820.558
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(3.298.108)			(3.456.944)		
- Social security costs	(1.043.195)			(959.941)		
- Other charges	(43.826)	(4.385.129)		(30.625)	(4.447.510)	
(b) Other administrative expenses						
- Taxes and duties	(21.976)			(13.914)		
- Service fees	(2.522.323)			(2.564.139)		
- Other fees to third parties	(852.996)	(3.397.295)	(7.782.424)	(1.466.090)	(4.044.143)	(8.491.653)
			756.617			(1.671.095)
9 Fixed assets depreciation and amortisation charges		(265.673)			(395.205)	
10 Other operating charges		0	(265.673)		0	(395.205)
Profit on ordinary activities before provisions			490.944			(2.066.300)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			490.944			(2.066.300)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			490.944			(2.066.300)

ETEBA ADVISORY SRL

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand ROL)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		150		1.752
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	0		2.115	
(b) Other loans and advances	0		0	
(c) Reverse Repos	0	0	0	2.115
4 Loans and advances to customers	0		0	
Less: Provisions for doubtful debts	0	0	0	0
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		0		0
7 Participating interests		0		0
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	10.272		10.272	
Less: Amortisation of intangible assets	(10.272)	0	(10.272)	0
10 Tangible assets				
Cost as at 01.01.2004	295.371		295.371	
Less: Depreciation as at 31.12.2004	(282.545)	12.826	(223.471)	71.900
13 Other assets		26.784		22.573
14 Prepayments and accrued income		0		0
TOTAL ASSETS		39.760		98.340
LIABILITIES				
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		73.874		25.427
5 Accrued expenses and deferred income		0		0
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	15.927	15.927	15.927	15.927
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	3.566.200		3.566.200	
9 Share premium account	0		0	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	(3.616.241)		(3.509.214)	
13 Own shares	0	(50.041)	0	56.986
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		39.760		98.340
OFF-BALANCE SHEET ITEMS				
1 Contingent liabilities		0		0
2 Commitments arising on sale and repurchase agreements		0		0
3 Other off-balance sheet items		0		0
TOTAL OFF-BALANCE SHEET ITEMS		0		0

PROFIT AND LOSS ACCOUNT

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	0	0		1.764	1.764	
2 Interest payable and similar charges		0	0		0	1.764
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		470.292	470.292
			0			472.056
5 Commissions payable			(1.251)			(4.190)
			(1.251)			467.866
6 Net profit on financial operations		0			(97)	
7 Other operating income		0	0		0	(97)
			(1.251)			467.769
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			(353.967)		
- Social security costs	0			(67.866)		
- Other charges	0	0		(1.154)	(422.987)	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	(23.343)			(153.669)		
- Other fees to third parties	(23.359)	(46.702)	(46.702)	(53.245)	(206.914)	(629.901)
			(47.953)			(162.132)
9 Fixed assets depreciation and amortisation charges		(59.074)			(59.930)	
10 Other operating charges		0	(59.074)		0	(59.930)
Profit on ordinary activities before provisions			(107.027)			(222.062)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			(107.027)			(222.062)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			(107.027)			(222.062)

ETEBA EMERGING MARKETS FUND LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

	2004			2003		
ASSETS						
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		109			146	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	109		0	146
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			13	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		(11)	2
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
11 Subscribed capital unpaid			0			2.788
13 Other assets			0			0
14 Prepayments and accrued income			0			0
TOTAL ASSETS			109			2.936
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			8
5 Accrued expenses and deferred income			0			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		147			147	
Due capital		0			2.788	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		(38)			(7)	
13 Own shares		0	109		0	2.928
TOTAL LIABILITIES			109			2.936
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	1	1		2	2	
2 Interest payable and similar charges		0	1		0	2
3 Income on securities						
(a) Shares and other variable-income securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			1			2
5 Commissions payable			0			0
			1			2
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			1			2
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(32)	(32)	(32)	(1)	(1)	(1)
			(31)			1
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			(31)			1
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			(31)			1
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			(31)			1

ETEBA ESTATE FUND LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		109			145	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	109		0	145
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			13	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		(10)	3
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
11 Subscribed capital unpaid			0			2.788
13 Other assets			0			0
14 Prepayments and accrued income			0			0
TOTAL ASSETS			109			2.936
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			8
5 Accrued expenses and deferred income			0			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		147			147	
Due capital		0			2.788	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		(38)			(7)	
13 Own shares		0	109		0	2.928
TOTAL LIABILITIES			109			2.936
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	1	1		2	2	
2 Interest payable and similar charges		0	1		0	2
3 Income on securities						
(a) Shares and other variable-income securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			1			2
5 Commissions payable			0			0
			1			2
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			1			2
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(32)	(32)	(32)	(1)	(1)	(1)
			(31)			1
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			(31)			1
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			(31)			1
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			(31)			1

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

(In thousand EUR)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		17			1	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	17		0	1
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			4	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		(3)	1
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
11 Subscribed capital unpaid			0			0
13 Other assets			0			0
14 Prepayments and accrued income			0			0
TOTAL ASSETS			17			2
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			8
5 Accrued expenses and deferred income			0			0
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		18			18	
Due capital		0			0	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		(1)			(24)	
13 Own shares		0	17		0	(6)
TOTAL LIABILITIES			17			2
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	0	0		0	0	
2 Interest payable and similar charges		0	0		0	0
3 Income on securities						
(a) Shares and other variable-income securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			0			0
5 Commissions payable			0			0
			0			0
6 Net profit on financial operations		0			0	
7 Other operating income		35	35		0	0
			35			0
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(12)	(12)	(12)	(1)	(1)	(1)
			23			(1)
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			23			(1)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			23			(1)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			23			(1)

NBG BALKAN FUND LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		0		0
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	12		7	
(b) Other loans and advances	0		0	
(c) Reverse Repos	150	162	5.469	5.476
4 Loans and advances to customers	0		0	
Less: Provisions for doubtful debts	0	0	0	0
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		0		0
7 Participating interests		0		0
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		57	
(b) Goodwill	0		0	
(c) Other intangible assets	0		0	
Less: Amortisation of intangible assets	0	0	(57)	0
10 Tangible assets				
Cost as at 01.01.2004	0		0	
Less: Depreciation as at 31.12.2004	0	0	0	0
11 Subscribed capital unpaid		0		8.804
13 Other assets		76		76
14 Prepayments and accrued income		0		0
TOTAL ASSETS		238		14.356

LIABILITIES	2004		2003	
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		10		1
5 Accrued expenses and deferred income		10		3
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	0	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	500		5.869	
Due capital	0		8.804	
9 Share premium account	0		0	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	(282)		(321)	
13 Own shares	0	218	0	14.352
TOTAL LIABILITIES		238		14.356

OFF-BALANCE SHEET ITEMS	2004	2003
1 Contingent liabilities	0	0
2 Commitments arising on sale and repurchase agreements	0	0
3 Other off-balance sheet items	0	0
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			4		
- Other interest and similar income	13	13		57	61	
2 Interest payable and similar charges		0	13		0	61
3 Income on securities						
(a) Shares and other variable-income securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			13			61
5 Commissions payable			0			0
			13			61
6 Net profit on financial operations		70			1	
7 Other operating income		0	70		0	1
			83			62
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(45)	(45)	(45)	(37)	(37)	(37)
			38			25
9 Fixed assets depreciation and amortisation charges		0			(11)	
10 Other operating charges		(1)	(1)		(4)	(15)
Profit on ordinary activities before provisions			37			10
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			(299)
Profit on ordinary activities before tax			37			(289)
15 Extraordinary income		1			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	1		0	0
18 Profit (before tax)			38			(289)

NBG GREEK FUND LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		0		0
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	9		2	
(b) Other loans and advances	932		8.711	
(c) Reverse Repos	0	941	0	8.713
4 Loans and advances to customers	0		209	
Less: Provisions for doubtful debts	0	0	0	209
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		0		0
7 Participating interests		3.048		3.438
8 Shares in affiliated undertakings		4.304		4.304
9 Intangible assets				
(a) Establishment and formation expenses	0		61	
(b) Goodwill	0		0	
(c) Other intangible assets	0		0	
Less: Amortisation of intangible assets	0	0	(61)	0
10 Tangible assets				
Cost as at 01.01.2004	0		0	
Less: Depreciation as at 31.12.2004	0	0	0	0
11 Subscribed capital unpaid		0		22.092
13 Other assets		0		0
14 Prepayments and accrued income		0		0
TOTAL ASSETS		8.293		38.756

LIABILITIES	2004		2003	
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		4		990
5 Accrued expenses and deferred income		15		4
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	0	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	15.000		21.929	
Due capital	0		22.092	
9 Share premium account	0		0	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	(6.726)		(6.259)	
13 Own shares	0	8.274	0	37.762
TOTAL LIABILITIES		8.293		38.756

OFF-BALANCE SHEET ITEMS	2004	2003
1 Contingent liabilities	0	0
2 Commitments arising on sale and repurchase agreements	0	0
3 Other off-balance sheet items	0	0
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	144	144		225	225	
2 Interest payable and similar charges		0	144		0	225
3 Income on securities						
(a) Shares and other variable-income securities	10			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	10		0	0	
4 Commissions receivable		0	10		0	0
			154			225
5 Commissions payable			0			0
			154			225
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			154			225
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(229)	(229)	(229)	(1.015)	(1.015)	(1.015)
			(75)			(790)
9 Fixed assets depreciation and amortisation charges		0			(13)	
10 Other operating charges		(1)	(1)		(2)	(15)
Profit on ordinary activities before provisions			(76)			(805)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(390)			0
Profit on ordinary activities before tax			(466)			(805)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		(79)	(79)
18 Profit (before tax)			(466)			(884)

NBGI JERSEY LTD

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand USD)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		0		0
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	8		8	
(b) Other loans and advances	0		0	
(c) Reverse Repos	0	8	0	8
4 Loans and advances to customers	0		0	
Less: Provisions for doubtful debts	0	0	0	0
5 Debt securities including fixed-income securities				
(a) Government	0		0	
(b1) Corporate	0		0	
(b2) Other issuers	0	0	0	0
6 Shares and other variable-yield securities		0		0
7 Participating interests		0		0
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	0		0	
Less: Amortisation of intangible assets	0	0	0	0
10 Tangible assets				
Cost as at 01.01.2004	0		0	
Less: Depreciation as at 31.12.2004	0	0	0	0
13 Other assets		0		0
14 Prepayments and accrued income		0		0
TOTAL ASSETS		8		8
LIABILITIES				
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	0		0	
(c) Repos	0	0	0	0
2 Amounts owed to customers				
(a) Deposits	0		0	
(b) Other liabilities	0		0	
(c) Repos	0	0	0	0
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	0	0	0	0
4 Other liabilities		0		0
5 Accrued expenses and deferred income		0		49
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	0		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	0	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	0		0	
9 Share premium account	0		0	
10 Reserves	0		0	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	8		(41)	
13 Own shares	0	8	0	(41)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8		8
OFF-BALANCE SHEET ITEMS				
1 Contingent liabilities		0		0
2 Commitments arising on sale and repurchase agreements		0		0
3 Other off-balance sheet items		0		0
TOTAL OFF-BALANCE SHEET ITEMS		0		0

PROFIT AND LOSS ACCOUNT

	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	0	0		0	0	
2 Interest payable and similar charges		0	0		0	0
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			0			0
5 Commissions payable			0			0
			0			0
6 Net profit on financial operations		0			0	
7 Other operating income		60	60		0	0
			60			0
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	0	0	0	(2)	(2)	(2)
			60			(2)
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			60			(2)
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			60			(2)
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			60			(2)

NBG LUXEMBOURG HOLDING S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			898			296
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		0			0	
(b) *Other loans and advances*		0			0	
(c) Reverse Repos		0	0		0	0
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			40			38
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: *Amortisation of intangible assets*		0	*0*		0	0
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
13 Other assets			0			0
14 Prepayments and accrued income			496			235
TOTAL ASSETS			1.434			569
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) *Time and at notice*		0			0	
(c) Repos		0	0		0	0
2 *Amounts owed to customers*						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			0
5 Accrued expenses and deferred income			290			142
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) *Provisions for taxation*		0			0	
(c) Other provisions		0	0		0	0
6A. *Provisions for general banking risks*			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		75			75	
9 Share premium account		0			0	
10 Reserves		5			5	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		1.064			347	
13 Own shares		0	1.144		0	427
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1.434			569
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- *Other interest and similar income*	10	10		4	4	
2 Interest payable and similar charges		0	10		0	4
3 *Income on securities*						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		1.783	1.783		625	625
			1.793			629
5 Commissions payable			(921)			(277)
			872			352
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			872			352
8 General administrative expenses						
(a) Staff costs						
- *Wages and salaries*	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(157)	(157)	(157)	(107)	(107)	(107)
			715			245
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			715			245
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			2			1
Profit on ordinary activities before tax			717			246
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 **Profit (before tax)**			717			246

NBG LUXFINANCE HOLDING S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand EUR)

ASSETS	2004			2003		
1 Cash in hand, balances with central banks			1.476			924
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		0			0	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	0		0	0
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		0			0	
(b2) Other issuers		0	0		0	0
6 Shares and other variable-yield securities			51			48
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		0			0	
Less: Amortisation of intangible assets		0	0		0	0
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
13 Other assets			0			0
14 Prepayments and accrued income			251			309
TOTAL ASSETS			1.778			1.281
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			0
5 Accrued expenses and deferred income			154			186
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			0			0
Shareholders' Equity:						
8 Paid-up capital		75			75	
9 Share premium account		0			0	
10 Reserves		7			7	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		1.542			1.013	
13 Own shares		0	1.624		0	1.095
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			1.778			1.281
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	0			0		
- Other interest and similar income	22	22		15	15	
2 *Interest payable and similar charges*		0	22		0	15
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		1.292	1.292		1.165	1.165
			1.314			1.180
5 Commissions payable			(755)			(667)
			559			513
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			559			513
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(30)	(30)	(30)	(32)	(32)	(32)
			529			481
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			529			481
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			1
Profit on ordinary activities before tax			529			482
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			529			482

NBG FUNDING LTD

(In thousand EUR)

ASSETS		2004			2003	
1 Cash in hand, balances with central banks			0			0
2 Treasury bills and other bills eligible for refinancing with central banks						
(a) Treasury bills and similar securities			0			0
3 Loans and advances to credit institutions						
(a) Repayable on demand		82			14	
(b) Other loans and advances		0			0	
(c) Reverse Repos		0	82		0	14
4 Loans and advances to customers		0			0	
Less: Provisions for doubtful debts		0	0		0	0
5 Debt securities including fixed-income securities						
(a) Government		0			0	
(b1) Corporate		832.149			350.000	
(b2) Other issuers		0	832.149		0	350.000
6 Shares and other variable-yield securities			0			0
7 Participating interests			0			0
8 Shares in affiliated undertakings			0			0
9 Intangible assets						
(a) Establishment and formation expenses		0			0	
(b) Goodwill		0			0	
(c) Other intangible assets		7			0	
Less: Amortisation of intangible assets		0	7		0	0
10 Tangible assets						
Cost as at 01.01.2004		0			0	
Less: Depreciation as at 31.12.2004		0	0		0	0
13 Other assets			0			0
14 Prepayments and accrued income			8.172			3.045
TOTAL ASSETS			840.410			353.059
LIABILITIES						
1 Amounts owed to credit institutions						
(a) Repayable on demand		0			0	
(b) Time and at notice		0			0	
(c) Repos		0	0		0	0
2 Amounts owed to customers						
(a) Deposits		0			0	
(b) Other liabilities		0			0	
(c) Repos		0	0		0	0
3 Debts evidenced by certificates						
(a) Debt securities in issue		0			0	
(b) Other		0	0		0	0
4 Other liabilities			0			0
5 Accrued expenses and deferred income			8.162			3.022
6 Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		0			0	
(b) Provisions for taxation		0			0	
(c) Other provisions		0	0		0	0
6A. Provisions for general banking risks			0			0
7 Subordinated liabilities			832.149			350.000
Shareholders' Equity:						
8 Paid-up capital		10			10	
9 Share premium account		0			0	
10 Reserves		0			0	
11 Fixed asset revaluation surplus		0			0	
12 Retained earnings		89			27	
13 Own shares		0	99		0	37
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			840.410			353.059
OFF-BALANCE SHEET ITEMS						
1 Contingent liabilities			0			0
2 Commitments arising on sale and repurchase agreements			0			0
3 Other off-balance sheet items			0			0
TOTAL OFF-BALANCE SHEET ITEMS			0			0
PROFIT AND LOSS ACCOUNT						
1 Interest receivable and similar income						
- Interest income on fixed-income securities	18.867			6.600		
- Other interest and similar income	0	18.867		0	6.600	
2 Interest payable and similar charges		(18.796)	71		(6.567)	33
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			0		
(c) Shares in affiliated undertakings	0	0		0	0	
4 Commissions receivable		0	0		0	0
			71			33
5 Commissions payable			0			0
			71			33
6 Net profit on financial operations		0			0	
7 Other operating income		0	0		0	0
			71			33
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	0			0		
- Social security costs	0			0		
- Other charges	0	0		0	0	
(b) Other administrative expenses						
- Taxes and duties	0			0		
- Service fees	0			0		
- Other fees to third parties	(9)	(9)	(9)	(6)	(6)	(6)
			62			27
9 Fixed assets depreciation and amortisation charges		0			0	
10 Other operating charges		0	0		0	0
Profit on ordinary activities before provisions			62			27
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			0			0
Profit on ordinary activities before tax			62			27
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			62			27

BANCA ROMANEASCA S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2004
(In thousand ROL)

ASSETS	2004		2003	
1 Cash in hand, balances with central banks		2.667.281.289		1.638.379.495
2 Treasury bills and other bills eligible for refinancing with central banks				
(a) Treasury bills and similar securities		0		0
3 Loans and advances to credit institutions				
(a) Repayable on demand	0		0	
(b) Other loans and advances	962.792.489		987.583.960	
(c) Reverse Repos	0	962.792.489	0	987.583.960
4 Loans and advances to customers	4.766.809.000		3.591.373.198	
Less: Provisions for doubtful debts	(189.405.454)	4.577.403.546	(155.000.000)	3.436.373.198
5 Debt securities including fixed-income securities				
(a) Government	87.174.267		108.653.799	
(b1) Corporate	0		0	
(b2) Other issuers	29.619.929	116.794.196	0	108.653.799
6 Shares and other variable-yield securities		2.592.163		2.592.163
7 Participating interests		8.278.400		8.278.400
8 Shares in affiliated undertakings		0		0
9 Intangible assets				
(a) Establishment and formation expenses	0		0	
(b) Goodwill	0		0	
(c) Other intangible assets	31.100.166		22.661.711	
Less: Amortisation of intangible assets	(13.509.329)	17.590.837	(8.066.582)	14.595.129
10 Tangible assets				
Cost as at 01.01.2004	321.632.322		239.064.874	
Less: Depreciation as at 31.12.2004	(82.489.067)	239.143.255	(65.416.070)	173.648.804
13 Other assets		50.800.747		30.737.327
14 Prepayments and accrued income		29.064.519		30.342.367
TOTAL ASSETS		8.671.741.441		6.431.184.642

LIABILITIES	2004		2003	
1 Amounts owed to credit institutions				
(a) Repayable on demand	0		0	
(b) Time and at notice	3.191.109.898		1.617.057.777	
(c) Repos	0	3.191.109.898	0	1.617.057.777
2 Amounts owed to customers				
(a) Deposits	3.764.759.283		3.523.157.690	
(b) Other liabilities	0		0	
(c) Repos	0	3.764.759.283	0	3.523.157.690
3 Debts evidenced by certificates				
(a) Debt securities in issue	0		0	
(b) Other	729.595.535	729.595.535	527.526.033	527.526.033
4 Other liabilities		47.851.530		22.755.389
5 Accrued expenses and deferred income		47.841.095		48.008.375
6 Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	966.000		0	
(b) Provisions for taxation	0		0	
(c) Other provisions	0	966.000	0	0
6A. Provisions for general banking risks		0		0
7 Subordinated liabilities		0		0
Shareholders' Equity:				
8 Paid-up capital	445.000.000		445.000.000	
9 Share premium account	200		200	
10 Reserves	247.679.178		198.201.813	
11 Fixed asset revaluation surplus	0		0	
12 Retained earnings	196.938.722		49.477.365	
13 Own shares	0	889.618.100	0	692.679.378
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		8.671.741.441		6.431.184.642

OFF-BALANCE SHEET ITEMS	2004	2003
1 Contingent liabilities	1.213.374.352	779.324.193
2 Commitments arising on sale and repurchase agreements	0	0
3 Other off-balance sheet items	0	0
TOTAL OFF-BALANCE SHEET ITEMS	1.213.374.352	779.324.193

PROFIT AND LOSS ACCOUNT	2004			2003		
1 Interest receivable and similar income						
- Interest income on fixed-income securities	29.814.824			21.799.537		
- Other interest and similar income	1.033.893.460	1.063.708.284		727.719.979	749.519.516	
2 Interest payable and similar charges		(534.379.288)	529.328.996		(357.353.606)	392.165.910
3 Income on securities						
(a) Shares and other variable-yield securities	0			0		
(b) Participating interests	0			2.465.980		
(c) Shares in affiliated undertakings	0	0		0	2.465.980	
4 Commissions receivable		401.841.803	401.841.803		372.965.541	375.431.521
			931.170.799			767.597.431
5 Commissions payable			(59.778.604)			(55.863.884)
			871.392.195			711.733.547
6 Net profit on financial operations		70.839.980			52.439.300	
7 Other operating income		47.781.693	118.621.673		37.026.244	89.465.544
			990.013.868			801.199.091
8 General administrative expenses						
(a) Staff costs						
- Wages and salaries	(208.263.864)			(178.361.839)		
- Social security costs	(68.144.324)			(63.512.196)		
- Other charges	(23.910.664)	(300.318.852)		(20.904.364)	(262.778.399)	
(b) Other administrative expenses						
- Taxes and duties	(4.324.303)			(3.000.601)		
- Service fees	(122.015.545)			(91.851.238)		
- Other fees to third parties	(153.513.464)	(279.853.312)	(580.172.164)	(113.969.190)	(208.821.029)	(471.599.428)
			409.841.704			329.599.663
9 Fixed assets depreciation and amortisation charges		(30.508.113)			(24.800.877)	
10 Other operating charges		(535.996)	(31.044.109)		(229.199)	(25.030.076)
Profit on ordinary activities before provisions			378.797.595			304.569.587
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and commitments			(105.259.950)			(141.841.336)
Profit on ordinary activities before tax			273.537.645			162.728.251
15 Extraordinary income		0			0	
16 Extraordinary charges		0			0	
17 Extraordinary profit		0	0		0	0
18 Profit (before tax)			273.537.645			162.728.251

13. 4 Appendices

TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
OF NATIONAL BANK OF GREECE S.A.
(In accordance with the provisions of Codified Law 2190/1920, as currently in force)

In accordance with the provisions of Codified Law 2190/1920 and especially the provision of articles 43α and 129, as well as the provisions and articles, which they refer to, we provide the following information concerning the Bank's financial position as at 31/12/2004.

I) INFORMATION REGARDING THE STATUTORY PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS

a)Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

b)Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

Since the year ended 31 12 1994, the structure and presentation of the Balance Sheet is in accordance with the Chart of Accounts for Banks.

c)Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

d)Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

e)Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None.

f)Article 42β par.5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

Certain items in the financial statements of 31.12.2003 were reclassified in order to be comparable with the corresponding items in the financial statements of 31.12.2004. The adjustments made are as follows:

Balance Sheet Accounts
Increase:
Item 4 Assets «Loans and advances to customers» € 281 126 thousand
Decrease:
Item 5. b1 Assets «Corporate Bonds» € 281 126 thousand.
Reclassifications:
Item 12 of Assets «Own shares» of € 283 thousand reclassified to **item 13 of Liabilities**
Profit and Loss Account:
Increase:
Item 1 «Other interest and similar income» € 1502 thousand.
Item 4 «Commissions receivable» € 709 thousand.
Item 5 «Commissions payable» € 14 307 thousand.
Decrease:
Item 1 «Interest income on fixed-income securities» € 1502 thousand.
Item 7 «Other operating income» € 709 thousand.
Item 8 «Other fees to third parties» € 14 307 thousand.

II) INFORMATION REGARDING THE VALUATION OF ASSETS

a)Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

a) According to the provisions of article 19 of L.3296/14.12.2004, in 2004 land and buildings were revalued resulting in a revaluation surplus of € 27 438 thousand.
The method of calculating depreciation remains unchanged since the prior year. Annual depreciation is calculated by applying a constant rate for the cost of the building as at 31/12/2004 (acquisition cost plus improvements less impairment).
Depreciation on "Buildings – Improvements on third party property" has been calculated based on the term of the lease in accordance with applicable law.
No depreciation was charged on idle assets during the year.
If all assets were depreciated, the profit and loss for the year would have been charged with an additional amount of € 1 300 thousand.
The remaining tangible fixed assets (furniture, motor vehicles etc.) are carried at acquisition cost.
Depreciation of furniture-equipment, cars and other motor vehicles was calculated at 31/12/2004, based on their acquisition cost. Depreciation is charged from the month of operation.
Tangible fixed assets of foreign branches were depreciated in accordance with local laws.

b) In 2004, the Bank revalued its securities and participating interests portfolio on an aggregate basis to the lower of its acquisition cost and market price, in accordance with paragraph 6α of article 43 of Codified Law 2190/1920, whereas in 2003 the Bank revalued its securities and participating interest portfolio by applying the provisions of article 15 of Law 3229/2004.
It is noted that the value of unquoted equity shares and debt securities amounted to € 959 820 thousand.

c) The following adjustments in shares value have taken place:

• NATIONAL ART S.A :	Full depreciation of € 560 thousand	(under liquidation-dissolution).
• NATIONAL HOTEL & TOURISM INVEST. S.A:	Full depreciation of € 49 thousand	(under liquidation-dissolution).
• BANCA ROMANEASCA :	Increasing costs of € 322 thousand (acquisition costs).	
• UBB :	Increasing costs of € 2 thousand (acquisition costs).	
• NBG Asset Management:	Full depreciation of € 55 thousand	(under dissolution).
• NBG Intl Asset Management:	Full depreciation of € 1 500 thousand	(under dissolution).

d) The results of each year are affected by the expenses for the year and the income earned during the year. Specifically it is stated that:

d1) Interest on performing and fixed term loans up to December 31, are recorded in the profit and loss account of the year.
d2) Interest and commissions on discounted notes were accounted for on the date of the discount.
d3) For the accrual of the interest incurred in the above cases, the limitations imposed by the provisions of Law 2076/1992 (article 27) were taken into consideration.
d4) The Bank implements Article 12 of Law 2601/78 and the circular 13350/24.4.98 of the Ministry of Finance regarding the calculation of interest on interest accruals.
d5) In the case of non-performing loans, interest is accrued and recorded as income of the year, only if it is collected.
d6) Commissions on letters of guarantee are accrued every 3 months from the date of their issuance.

b) Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euro and accounting treatment of exchange differences.

a) The incorporation of foreign branches into the Bank's Balance Sheet took place after Balance Sheets compiled by branches abroad, were translated into euros based on the official rates of exchange prevailing on the Balance sheet date by reference to the E.C.B. official rates of exchange.
b) Profit for the year was transferred to reserves as required by article 1 par. 2.3.3 of the PD 384/31.12.92.
c) Advances and amounts owed by the Bank in foreign currencies were translated into euros on the basis of the official rates of exchange prevailing on the Balance sheet date by reference to the E.C.B. official rates of exchange. The resultant exchange differences are included in the profit and loss for the year.

γ) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with a special law and details on the movement of the account "revaluation surplus".

According to article 19 of Law 3296/2004 in 2004 there has been revaluation of the net book value of land and buildings, resulted to an increase in cost by € 27 438 thousand. As a consequence of that revaluation, income for 2004 has not been negatively influenced by additional depreciation.

III) INFORMATION REGARDING CERTAIN POSITIONS IN THE BALANCE SHEET
Article 129 L.2190/1920 & par.4.1.502 of article 1 of P.D. 384/31.12.92)

ASSETS

POSITION 2
Treasury bills and other bills eligible for refinancing with Central Banks.

a) There are no subordinated bills.

b) There are no amounts due from affiliated and associated companies.

POSITION 3
Loans and advances to credit institutions

a) There are no subordinated assets. Deposits held in other Group banks denominated in all currencies amount to € 295 450 thousand.

b) Loans to credit institutions amount to € 20 078 thousand and are analysed as follows:

up to 3 months	€	2 908	thousand
3 months to 1 year	€	10 177	thousand
over 1 year	€	6 993	thousand
Total	**€**	**20 078**	**thousand**

c) Other amounts due (except for the above mentioned loans) amount to € 4 881 221 thousand and mature within 1 year. The most significant of these are:

1) Amounts due from the Bank of Greece -Loans KREDITANSTALT – former ETEBA	€	1 926	thousand
2) Foreign correspondents	€	62 915	thousand
3) Deposits in domestic financial institutions	€	174 973	thousand
4) Deposits in foreign financial institutions	€	4 649 432	thousand
5) Cheques outstanding	€	664	thousand
6) Margins	€	(8 517)	thousand
7) Debt securities issued by the Greek government (Article 32 L.2224/94)	€	(273)	thousand

POSITION 4
Loans and advances to customers

a) There are no subordinated assets.

b) Loans to affiliated companies amount to € 120 575 thousand and loans to associated companies amount to € 7 476 thousand.

c) Loans to customers (except for customer credit cards and loans to staff and pensioners which amount to € 3 854 092 thousand) total € 20 176 892 thousand and are analysed as follows:
Maturity analysis:

up to 3 months	€	2 776 082	thousand
3 months to 1 year	€	3 474 217	thousand
over 1 year	€	13 926 593	thousand
Total	**€**	**20 176 892**	thousand

d) Amounts due from customers in the form of a short-term cash advance are included in other assets.

e) In year 2004 the Bank based on the provisions of Article 39 of L.3259/2004 decided the restructuring of overdue receivables and the write-off of amount € 24 114 thousand, which consists of € 8 922 thousand that was written off against specific allowances and of EUR 15 192 thousand that decreased the reserves in accordance with the above mentioned law provisions.

POSITION 5
Debt securities including fixed-income securities

As per the attached Table A1

Debt and other fixed income securities that fall due within the following year amount to € 741 627 thousand.

POSITION 6
Shares and other variable-income securities

As per the attached Table A1

POSITION 7
Participating interests

As per the attached Table A1

POSITION 8
Shares in affiliated undertakings

As per the attached Table A1

POSITION 9
Intangible assets

Intangible assets amount to € 76 453 thousand and consist of (amounts in € thousand):

DOMESTIC BRANCHES	31/12/2004	31/12/2003	Change
Research expenses	457	457	-
Establishment and formation expenses	3 624	2 422	1 202
Property rights	15	15	-
Share issue and debenture loan issue costs	3	3	-
Compensation paid to individuals for rental contracts termination	79	79	-
Software expenses	129 034	120 917	8 117
Reorganization costs	30 178	25 242	4 936
Expenses for issuing consumer loans	3 473	-	3 473
Cost of acquiring intangible assets	3 935	3 936	-1
Intangible acquisition prepayments	681	681	-
Less: Amortisation of intangible assets	-174 791	-144 967	-29 824
VAT on capitalised assets	64 137	55 420	8 717
Net book value of demolished buildings	250	250	-
TOTAL FOR DOMESTIC BRANCHES	61 075	64 455	-3 380

BRANCHES ABROAD			
Formation expenses	3 845	3 260	585
Other	19 844	8 525	11 319
Less: Amortisation of formation and other expenses	-8 311	-7 489	-822
TOTAL BRANCHES ABROAD	**15 378**	**4 296**	**11 082**
GRAND TOTAL	**76 453**	**68 751**	**7 702**

POSITION 10
Tangible assets

Tangible assets amount to € 1 018 441 thousand and are analysed as follows (amounts in € thousand):

DOMESTIC	31/12/2004		31/12/2003		Change
Land		565.241		563 923	1 318
Buildings	616 176		597 210		
Less: Depreciation	-265 387	350 789	-228 302	368 908	-18 119
Furniture & electronic equipment	278 528		267 737		
Less: depreciation	-233 344	45 184	-213 352	54 385	-9 201
Equipment	5 994		5 954		
Less: depreciation	-4 644	1 350	-4 255	1 699	-349
Motor vehicles	4 506		4 662		
Less: depreciation	-3 013	1 493	-2 927	1 735	-242
Fixed assets under construction		20 382		16 724	3 658
Total Domestic		**984 439**		**1 007 374**	**-22 935**

FOREIGN	31/12/2004		31/12/2003		Change
Land		2 683		2 671	12
Buildings	34 674		35 487		
Less: Depreciation	-6 897	27 777	-6 473	29 014	-1 237
Furniture & electronic equipment	8 024		11 800		
Less: depreciation	-4 889	3 135	-8 250	3 550	-415
Equipment	372		388		
Less: depreciation	-120	252	-179	209	43
Fixed assets under construction		155		19	136
Total Foreign		**34 002**		**35 463**	**-1 461**
Total fixed assets		**1 018 441**		**1 042 837**	**-24 396**

Explanations of the movement of the above balances are provided in Table **B1**.

POSITION 11
Subscribed share capital unpaid

None

POSITION 13 Liabilities
Own shares and bonds

As at 31/12/2004 the Bank held 1 457 311 of its own shares with total value € 29 518 thousand, which were acquired under the context of the own shares purchase scheme as that was decided by the Bank according to the provisions of Article 16, par. 5 of L.2190/1920. For IFRS compliance purposes, the own shares are presented as a deduction to equity.

POSITION 13
Other assets

Other assets amount to € 536 190 thousand. This amount is analysed below:

1)	Assets acquired through auctions	€	98 780
2)	Payroll clearance	€	6 405
3)	Advances	€	1 950
4)	Greek State prepaid and withheld taxes	€	175 536
5)	Amounts due from leases	€	12 645
6)	Interest receivable from IRO	€	2 357
7)	Property Division receivables	€	4 085
8)	Receivables from National Management and Organisation Co.	€	3 437
9)	Advances for medical care	€	3 349
10)	Uncleared cheques drawn by NBG customers	€	34 474
11)	Purchase of securities on customers' behalf	€	13 534
12)	Greek State obligations from subsidies & other	€	31 107
13)	Amounts due from card transactions	€	3 019
14)	Branches receivables	€	1 475
15)	Foreign branches	€	7 459
16)	Claims from placements in Banks M.CUR.SWAP	€	44 782
17)	Amounts due from subsidies for training courses	€	1 431
18)	Interbranch Accounts	€	90 365

LIABILITIES

POSITION 1
Amounts owed to credit institutions

a) The amounts owed to Group credit institutions denominated in all currencies amount to € 105 043 thousand.
b) The total amounts owed to credit institutions as at 31/12/2004 amounted to € 5 747 299 thousand of which deposits amount to € 1 724 070 thousand and Repos amount to € 4 023 229 thousand and can be analysed as:

Current (maturing up to 3 months)	€	157 959 thousand
Time and at notice (up to 3 months)	€	4 600 414 thousand
Time and at notice (3 months-more than one year)	€	988 926 thousand
Total	**€**	**5 747 299 thousand**

POSITION 2
Amounts owed to customers

The total amounts owed to customers amount to € 37 175 074 thousand, of which deposits amount to € 34 842 742 thousand and Repos amount to € 2 168 797 thousand and are analysed as follows:

up to 3 months	€	23 346 314 thousand
3 months to 1 year	€	1 322 401 thousand
More than 1 year	€	12 342 824 thousand
Total	**€**	**37 011 539 thousand**

POSITION 3
Debts evidenced by certificates

The amount of € 10 862 thousand is analysed as follows:

A.	**BONDS**		
	Bonds payable	€	436 thousand
	Dividends payable	€	53 thousand
		€	**489 thousand**
B.	**OTHER DEBTS**		
	Bank bonds former EKTE	€	9 911 thousand
	Bank bonds former ETEBA	€	462 thousand
		€	**10 373 thousand**
	Total	**€**	**10 862 thousand**

The remaining debt securities have a maturity of one year with a renewal right.

POSITION 4
Other liabilities

Other liabilities amount to € 896 812 thousand, and include the following amounts:

1)	Taxes & duties payable	€	132 411
2)	Amounts owed to social security organizations	€	5 681
3)	Dividends payable	€	210 805
4)	Greek State-other obligations	€	17 351
5)	Obligations arising from collections on behalf of public companies	€	160 696
6)	Auctions proceeds through letters of guarantee or clearance advances	€	65 941
7)	Staff benefits	€	30 651
8)	Amounts owed by former NMB to the European Re-development Fund	€	35 804
9)	Advances from real estate and machinery sales	€	3 084
10)	Amounts arising from SWAP borrowings	€	19 631
11)	OEK Law 1641/86 Loans	€	57 847
12)	Creditors	€	21 919
13)	Obligations from uncollected credit card installments	€	173 387
14)	Collections on behalf of third parties	€	(122 363)
15)	Other liabilities former EKTE	€	6 305
16)	Sundry creditors	€	29 783
17)	Foreign branches	€	17 205

POSITION 6
b) Article 42ε par.14: The account "Provisions for liabilities and charges" is analysed as follows:

The amount of € 23 109 thousand is analysed as follows:

a)	Provisions for employee pensions and similar obligations:		
	Network in Greece	€	382 thousand
	Foreign network	€	4 159 thousand
b)	Provisions for taxes:		
	Network in Greece	€	3 700 thousand
	Foreign network	€	1 367 thousand
c)	Other provisions:		
	Network in Greece	€	6 767 thousand
	Foreign network	€	6 734 thousand

POSITION 7
Subordinated liabilities

The company "NBG FINANCE PLC" a subsidiary of the Bank, based on an agreement of 25.06.2002 has issued to NBG a subordinated loan of **€ 750 000** thousand maturing June 2012 callable 5 years from issuance. The interest as at 31.12.2004 was 3,0613%.
The company "NBG FINANCE PLC" a subsidiary of the Bank, as at 11/7/2003 has issued titles of **€ 350 000** thousand at a rate of 4,045% with NBG as a guarantor maturing June 2034.
The company "NBG FINANCE PLC" a subsidiary of the Bank, as at 11/7/2003 has issued titles of **€ 350 000** thousand at a rate of 6,35% with NBG as a guarantor maturing June 2035.
The company "NBG FINANCE PLC" a subsidiary of the Bank has issued titles of **USD 180 000** thousand at a rate of 6,85% with NBG as a guarantor maturing June 2035.

The balance recorded in the London Branch's books amounts to **€ 1 582 149** thousand.

POSITION 8
a)Article 43α par.1δ: Categories of shares into which the share capital is divided.

	Number of Shares	Par Value	Total Value
Common Shares	331 575 511	€ 4,50	€ 1 492 089 799,50

b)Article 43α par.1γ: Issued Shares in the period, for Share Capital Increase.

In 2004, National Bank of Greece S.A. increased its share capital by € 344 329 thousand, through capitalization of an equal amount of reserves and fixed assets revaluation surplus and the issuance of 76 517 426 new ordinary shares (Article 15 of Law 3229/2004).

OFF-BALANCE SHEET ITEMS

a)**Article 117** par.4: Repos of par.2 of this article.

a) The repos of article 117 par.2 are not monitored in the off-balance sheet items.
b) The amounts paid by the customers for the above repos amount to € 6 192 026 thousand and are analysed as follows:

Amounts owed to credit institutions	€	4 023 229 thousand
Amounts owed to customers.	€	2 168 797 thousand
	€	6 192 026 thousand

c) Reverse Repos are presented under position 3c of the Balance Sheet and amount to € 3 621 608 thousand.

b)**Article 117** par.5: Reverse Repos of par.3 of this article.

The reverse repos of article 117 par.3 are not included in the off-balance sheet items.

IV) INFORMATION CONCERNING THE PROFIT AND LOSS ACCOUNT
Article 129 par.4 L. 2190/1920 & par. 4.1.504
Article 1 of P.D. 384/31.12.92

PROFIT AND LOSS ACCOUNT

POSITION 7
Other operating income

The amount of € 14 775 thousand is analysed as follows:

- Income from the provision of services to third parties	€	563 thousand
- Rental income from land and buildings	€	6 445 thousand
- Rental income from assets acquired through auctions and sub-leases	€	134 thousand
- Safe deposit boxes rental income and custody fees	€	1 356 thousand
- Subsidies for expenses	€	3 121 thousand
- Other	€	3 156 thousand

Of the rentals collected from leased real estate:

- 74% relate to leased real estate in the area of Attica.
- 7% relate to leased real estate in the area of Northern Greece.
- 9% relate to leased real estate in the area of Peloponnisos.
- 2% relate to leased real estate in the area of Crete.
- 7% relate to leased real estate in the area of Central Greece.
- 1% relate to leased real estate in the other areas of Greece.

POSITION 10
Other operating charges

The amount of € 14 763 thousand is analysed as follows:

- Stamp duty on rentals	€	306 thousand
- Grants, Donations	€	2 994 thousand
- Subsidies	€	11 463 thousand

POSITION 15
Extraordinary income

The amount of € 10 278 thousand is analysed as follows:

- Cashier's surplus	€	478 thousand
- Refund of prepaid tax and duties except income tax	€	536 thousand
- Legal expenses adjudicated	€	20 thousand
- Interest and commission income relating to prior years	€	3 076 thousand
- Collection of amounts written-off	€	41 thousand
- Income from provisions relating to prior periods	€	2 903 thousand
- Other extraordinary income	€	860 thousand
- Change of foreign branch income relating to prior years	€	2 364 thousand

POSITION 16

Extraordinary charges

The amount of € 9 275 thousand is analysed as follows:

- Interest and commission expenses relating to prior years	€	1 759 thousand
- Provisions for general banking and extraordinary risks	€	1 895 thousand
- Depreciation of machinery and other machinery out of operation	€	170 thousand
- Theft - fraud - cashiers' deficits	€	207 thousand
- Tax and duties, tax penalties and surcharges relating to prior years (except from income tax)	€	78 thousand
- Staff and third party fees relating to prior years	€	565 thousand
- Other extraordinary charges	€	141 thousand
- Other expenses and third party fees relating to prior years	€	1 435 thousand
- Change of foreign branch expenses relating to prior years	€	2 038 thousand
- Legal expenses adjudicated	€	987 thousand

V) INFORMATION REGARDING STAFF

Article 43α par.1-θ: Average staff employed during the year, categories and cost by category.

a) Wages and salaries of all staff amounted to € 422 804 thousand.
b) Social security contributions for pensions amounted to € 157 403 thousand.
c) Other staff costs € 56 942 thousand.
d) The indemnity cost for 1 511 employees that left Bank voluntarily amounted to € 108 876 thousand.
e) According to the Personnel Division the change in personnel during 2004 was as follows:

	Accountants in one word	Staff with graduate degrees	Messengers Cleaning staff Technicians	Security Workers	TOTAL
Staff in service as at 1.1.2004	8 088	5 586	943	9	**14 626**
New hires during 2004	388	93	10	1	**492**
Departures due to reaching retirement age	8	18	-	-	**26**
Departures during the year	1 054	645	157	2	**1 858**
Staff in service as at 1.1.2005	**7 414**	**5 016**	**796**	**8**	**13 234**

Departures during the year include the 1 511 employees that left the company voluntarily in 2004.

VI) INFORMATION REGARDING SPECIFIC MATTERS
Article 129 par.3δ, 7στ, ζ, η L. 2190/1920 & par. 4.1.505
Article 1 of P.D. 384/31.12.92

a)Article 129 par.3δ: Assets placed as a guarantee on own or third party obligations.

Securities held as collateral by the Bank of Greece, Derivatives Clearing House and other banks in order to increase liquidity and margin call	€	709 109 thousand
Commitments of former EKTE to Bankers Trust	€	277 thousand
Paid-up guarantee to the US government	€	734 thousand
Guaranties (DEH- OTE- Leasing of Land and Buildings κ.λ.π.)	€	1 049 thousand

b)Article 129 par.7ζ: Total amount of assets and liabilities denominated in foreign currency after being translated into euros.

Value of assets of domestic branches	€	5 824 651 thousand
Value of liabilities of domestic branches	€	5 824 651 thousand
Value of off-balance sheet items	€	12 233 694 thousand

c)Article 129 par.7η: Derivative transactions outstanding at the Balance Sheet date.

Purchases of Interest Rate Futures	€	1 315 498 thousand
Sales of Interest Rate Futures	€	6 603 800 thousand
Purchases of Index Futures	€	16 916 thousand
Sales of Index Futures	€	6 712 thousand
Purchases of Call Options on currencies	€	242 028 thousand
Purchases of Put Options on currencies	€	244 357 thousand
Sales of Call Options on currencies	€	98 318 thousand
Sales of Put Options on currencies	€	99 197 thousand

Purchases of Call Options on interest rates	€	50 740	thousand
Sales of Put Options on interest rates	€	44 366	thousand
Sales of Call Options on interest rates	€	33 037	thousand
Purchases of Call Options on Index	€	19 329	thousand
Purchases of Put Options on Index	€	11 085	thousand
Sales of Put Options on Index	€	1 417	thousand
Interest rate Swaps	€	10 858 007	thousand

d)Article 129 par. 7-στ: The fact that the Bank provides to third parties management and representation services provided that these services represent a significant proportion of the total activities of the Bank.

These services do not represent a significant proportion of the total activities of the Bank.

VII) OTHER INFORMATION

The following additional information is provided:

1) Asset item 13 "Other Assets" and Liability item 4 "Other Liabilities".
They were reduced respectively by:
a) € 281 541 thousand relating to special loans and respectively special deposits.
b) € 701 135 thousand relating to consortium loans.
c) Total € 3 912 617 thousand relating respectively to amounts due and owed from Synthetic Swaps.
The above amounts are not shown in the Balance Sheet but total assets and total liabilities have been netted off, with the above amounts.

2) Liability item 2α "Amounts owed to customers-deposits". They were increase by € 231 thousand with an equal reduction of Liabilities item 4 "Other Liabilities". It concerns a difference of special loans less special deposits (281 772-281 541=231 thousand).
The difference is shown in account 53.10.00.00.00

VIII) APPROVAL AND AUDIT OF THE APPENDIX

The Appendix was approved by the Bank's Board of Directors during the meeting No 1256/24.02.2005

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYPIAKOPOULOS

VERIFICATION

It is certified that the above Appendix consisting of twenty (20) pages and two (2) pages of tables, is the same mentioned in the Auditors' Report dated 24 February 2005.

Athens, 24 February 2005
CERTIFIED PUBLIC ACCOUNTANT AUDITOR

GEORGE D. CAMBANIS
Reg. No 10761
DELOITTE.

TABLE A1

5. DEBT SECURITIES INCLUDING FIXED-INCOME SECURITIES

Amounts in € thousand	31/12/2004	31/12/2003	Change 2004/2003	
Goverment	10 125 754	14 596 587	-4 470 833	-30,63%
Corporate *	1 129 451	1 627 469	-498 018	-30,60%
Other Issuers	48 980	68 195	-19 215	-28,18%
Total	**11 304 185**	**16 292 251**	**-4 988 066**	-30,62%

* Includes subordinated debt issued by subsidiaries "The South African Bank of Athens Ltd" € 2 731 thousand and "National Bank of Greece (Cyprus) Ltd" € 6 800 thousand.

6. SHARES AND OTHER VARIABLE-INCOME SECURITIES

Amounts in € thousand	31/12/2004	31/12/2003	Change 2004/2003	
Dividends due	17	17	-	-
Greek Mutual Fund units	202 395	192 212	10 183	5,30%
Non-Greek Mutual Fund units	14 592	29 073	-14 481	-49,81%
Equity securities listed on the stock exchange	104 422	93 279	11 143	11 95%
Non-listed equity securities issued by companies in Greece	8 264	12 768	-4 504	-35,28%
Non-listed equity securities issued by companies outside Greece	622	624	-2	-0,32%
Held by foreign branches	92	9	83	922,22%
Total	**330 404**	**327 982**	**2 422**	**0,74%**

7. PARTICIPATING INTERESTS

Amounts in € thousand	31/12/2004	31/12/2003	Change 2004/2003	
Listed shares	216 344	218 419	-2 075	-0,95%
Non-listed shares	69 502	72 055	-2 553	-3,54%
Participation in Greek Corporation	871	871	-	-
Held by foreign branches	52	50	2	4%
Total	**286 769**	**291 395**	**-4 626**	**-1,59%**

8. SHARES IN AFFILIATED UNDERTAKINGS

Amounts in EUR thousand	31/12/2004		31/12/2003		Change 2004/2003	
Listed shares	1 054 851		967 220			
Non-listed shares	120 281		120 874			
Less installments due	-5 576	1 169 556	-36 472	1 051 622	117 934	11,21%
Non-listed equity securities issued by companies outside Greece		501 535		518 658	-17 123	-3,30%
Held by branches abroad		74 368		66 744	7 624	11,42%
Total		**1 745 459**		**1 637 024**	**108 435**	**6,62%**

In 2004, the Bank increased its participation interest in "National Investment Company SA" and "United Bulgarian Bank (UBB)" with the acquisition of 9 898 000 shares of the former at a cost value of € 19 719 thousand and of 7 596 488 shares of the latter at a cost value of € 27 906 thousand.

TABLE B1

Amounts in EUR thousand	Acquisition cost 31.12.2003	Period purchases	Total differece	Transfer	Revuluation	Period sales	Additions and improvements	Total as at 31.12. 04
Land	566.594	0	12	-2.118	4.564	-1.128	0	567.924
Buildings	632.697	20.943	53	-954	393	-2.300	18	650.850
Furniture, computers and other equipment	279.537	17.788	-83	63		-10.753	0	286.552
Other tangible assets	11.004	421	-28	0		-525	0	10.872
Enstablishment costs	5.682	1.241	-239	0	0	0	785	7.469
Goodwill	0	0	0	0	0	0	0	0
Other intangible assets	215.525	38.174	129	-63		-1.720	42	252.087
Assets under construction and advances	16.743	3.797	-3	0	0	0	0	20.537
	1.727.782	**82.364**	**-159**	**-3.072**	**4.957**	**-16.426**	**845**	**1.796.291**

	Acquisition cost 31.12.2003	Transfer	Total differece	Revaluation	Depreciation deductions	Depreciation as at 2004	Total depreciation 31.12.04	Net book value 31.12.04
Land	0	0	0		0	0	0	567.924
Buildings	234.775	-410	10	109	-1.276	39.076	272.284	378.566
Furniture, computers and other equipment	221.602	11	22		-10.809	27.407	238.233	48.319
Other tangible assets	7.361	0	-4		-496	916	7.777	3.095
Enstablishment costs	3.587	0	-17		9	804	4.383	3.086
Goodwill	0	0	0		0	0	0	0
Other intangible assets	148.869	-11	69		-1.570	31.363	178.720	73.367
Assets under construction and advances	0	0	0		0	0	0	20.537
	616.194	**-410**	**80**	**109**	**-14.142**	**99.566**	**701.397**	**1.094.894**

APPENDIX
TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
OF NATIONAL BANK OF GREECE S.A.

In accordance with the provisions of articles 130 and 107, other provisions they refer to and other relevant provisions of Codified Law 2190/1920 "For Societes Anonymes".

A. INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Article 100 par. 5 *Departure from the relevant provisions of articles 101 to 107 for the preparation of the annual Consolidated Financial Statements that was considered necessary for the presentation of the true and fair position as stipulated by Par.3 of Article 100.*

- There has been no departure.

2. Article 101 par. 1 and 42β par.1 *Departure from the principle of consistency of structure and presentation of the Consolidated Balance Sheet and of the Consolidated Profit and Loss account.*

- Structure and appearance are in accordance with the Banking Industry Chart of Accounts.

3. Article 101 par. 1 and 42β par. 2 *Assets or liabilities related to more than one obligatory account.*

- None.

4. Article 101 par. 1. and 42β par.3. *Adjustment of the structure and titles of accounts of the Consolidated Balance Sheet with Arabic numbering, when necessitated by the special nature of Group companies.*

- None.

5. Article 101 par. 1. and 42β par.4. *Condensation of consolidated Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.*

- None.

6. Article 101 par. 1 and 42β par.5. *Reclassifications of certain amounts of the comparative balance sheet and income statement in order to be similar and comparable to the amounts reported in 2004.*

- In order for the comparative balance sheet and income statement to become similar and comparable to the corresponding balances of the current year, the adjustments made are as follows (€ thousand):

Balance sheet accounts	
Increase:	
➢ Loans & advances to customers (Assets item 4)	413 359
Decrease:	
➢ Corporate debt securities including fixed-income securities (Assets item 5b1)	99 126
➢ Intangible assets	
▪ Establishment and formation expenses (Assets item 9a)	490
▪ Other intangible assets (Assets item 9c)	8 135
▪ Amortisation of intangible assets	2 600
➢ Tangible assets	
▪ Land (Assets item 10a)	35 526
▪ Buildings (Assets item 10b)	106 526
▪ Depreciation of buildings	9 575
▪ Furniture, electronic & other equipment (Assets item 10c)	35 044
▪ Depreciation of furniture, electronic & other equipment	16 652
▪ Other tangible assets (Assets item 10d)	277 790
▪ Depreciation of other tangible assets	103 983
▪ Fixed assets under construction and advances (Assets item 10e)	4 546
➢ Other liabilities (Liabilities item 4)	21 014
Transferred:	
➢ Own shares (transferred from Assets item 12 to Liabilities item 15)	179 325
Profit & Loss account	

Increase:	
➢ Commissions receivable (item 4)	709
➢ Commissions payable (item 5)	14 307
Decrease:	
➢ Interest receivable and similar income (item 1)	
▪ Other interest and similar income	69 362
➢ Other operating income (item 7)	709
➢ General administrative expenses	
▪ Other administrative expenses (item 8b)	
o Other fees to third parties	14 307
➢ Fixed assets depreciation and amortisation charges (item 9)	69 362

It should be also noted that Own shares are recorded under equity negatively.

B. INFORMATION REGARDING COMPANIES INCLUDED IN THE CONSOLIDATION OR EXEMPTED FROM CONSOLIDATION

1. Article 107 par. 1β. *Companies included in the consolidation of 31.12.2004.*

- See attached table No. 1.

2. Article 107 par. 1γ. *Subsidiary or sub-subsidiary companies that were excluded from the full consolidation in accordance with the provisions of articles 97 or 98 (different activities) of L. 2190/20.*

- See attached table No. 2.

3. Article 104 par. 9. *Change in companies consolidated, compared to the prior year.*

- Of the companies included in the consolidated financial statements as at 31.12.2003, the companies NBG Asset Management S.A.S. and NBG International Asset Management S.A.S.., are not consolidated due to liquidation in 2004.

4. Article 107 par.1δ. *Affiliates of the companies fully consolidated .*

- See attached table No. 3.

C. INFORMATION REGARDING PARTICIPATING INTERESTS OF MORE THAN 10% HELD BY GROUP COMPANIES.

Article 107 par. 1ε. *Companies whose shares are held, at a percentage of more than 10% by companies included in or exempted from consolidation, in accordance with article 98 (due to different activities).*

- See attached table No. 4.

D. INFORMATION AND ANALYSIS REGARDING CERTAIN BALANCES OF THE CONSOLIDATED FINANCIAL STATEMENTS.

1. Article 103 par. 4. *Analysis of "Consolidation Differences" distinguishing between initial differences, changes thereafter and the year end amounts of the current year.*

- See attached table No. 5.

2. Article 103 par. 4, last quotation. *Any adjustments in the value of the elements of the consolidated balance sheet, due to their direct recording under "Netting-off differences".*

- None.

3. Article 106 par. 2. *Presentation in the consolidated balance sheet of participating interests in affiliates and subsidiaries exempted from the consolidation.*

- Subsidiaries which were excluded from the consolidation (different line of business) and participating interests in affiliates are accounted under the equity method pursuant to the provisions of Law 2190/1920.

4. Article 42ε par. 8 (and 130 par. 4). *Fixed assets movement during the current year.*

-The fixed assets movement is shown in the attached table No. 6.

5. Article 43α par.ιστ *Own shares movement during the current year*

-The change in Group own shares is due to the increase of the parent company's "National Bank of Greece S.A." own shares by 1 449 613 shares at € 29 235 thousand, the decrease of the shares owned by "National Investment Company S.A." by € 3 905 thousand, the increase of the shares owned by "National Securities S.A." by € 828 thousand and the decrease of the shares owned by "National management & Organisation Co." by € 1 thousand.

6. Article 129 par.7δ *Other assets (in € thousand)*

Other assets totalled €633 299 thousand and may be analysed as follows:

▪ Fixed assets acquired through foreclosures	116 046
▪ Tax prepayments and other recoverable taxes	196 986
▪ Other claims against the state	31 709
▪ Other	288 558
Total	633 299

7. Article 107 par. 1στ (and 129 par. 3α). *Analysis of term liabilities (€ thousand)*

a) The total amount owed to credit institutions by the Group amounted to €6 415 083 thousand and can be analyzed as follows:

- up to one year	5 059 690
- from one year to five years	1 349 797
- over five years	5 596
Total	6 415 083

b) The total amount owed to customers by the Group amounted to €40 808 585 thousand of which deposits were €38 518 798 thousand and repos €2 112 390 and can be analyzed as follows:

- up to one year	27 435 748
- from one year to five years	13 195 112
- over five years	328
Total	40 631 188

8. Article 129 par. 7δ Analysis of other liabilities *(€ thousand)*

Group's other liabilities totalled €1 188 644 thousand and may be analysed as follows :

Tax and Duties payable	172 845
Insurance and pension contributions payable	7 957
Liabilities arising from collections on behalf of Third Parties	39 278
Dividends payable	216 825
Other	751 739
Total	1 188 644

9. Article 107 par. 1ζ *Financial commitments of the consolidated companies, not shown in the consolidated balance sheet.*

- There are no such cases.

10. Article 107 par. 1η *Turnover analysis by category and geographical concentration of activities in € thousand.*

-See the attached table No. 7.

11. Article 42 e par. 15 β Analysis of extraordinary income, extraordinary charges and extraordinary profit *(€ thousand)*

Extraordinary income totalled €24 756 thousand and can be analysed as follows:

Non operating income	1 682
Income received relating to prior periods	6 458
Income relating prior periods provisions	16 616
Total	24 756

Extraordinary charges totaled €(11 695) thousand and can be analysed as follows:

Non operating expenses	(967)
Expenses relating to prior periods	(8 123)
Provision for extraordinary expenses	(2 435)
Fixed asset depreciation not included in the operating cost	(170)
Total	(11 695)

Extraordinary profit totaled €37 997 thousand and can be analysed as follows:

Profits on sale of assets	37 906
Losses on sale of assets	(718)
Other extraordinary profit	1 759
Other extraordinary loss	(950)
Total	37 997

12. Article 107 par. 1ιδ *Information provided to shareholders, partners and third parties in order to achieve sufficient degree of information provision.*

a. Subordinated Liabilities (€750 000 thousand)
NBG FINANCE, NBG's subsidiary, issued in 2002 a MTN of € 750 000 000, guaranteed by the parent Bank. The relevant amount is posted under item 7 of Liabilities.

b. Hybrid capital (€832 149 thousand)
NBG Funding Limited, a special purpose NBG's subsidiary, which was founded in 2003, has issued € 832 149 thousand preferred securities as follows: €350,000,000 were issued in 2003 and €482,149,000 in 2004. All the above are considered Tier I capital.

E. INFORMATION REGARDING VALUATION METHODS

Article 107 par. 1α. *For assets included in the consolidated balance sheet, the methods applied in their valuation, the methods of calculating depreciation and provisions and the foreign currency translation into euro of the financial statements prepared in foreign currencies.*

- In the valuation of the assets of domestic subsidiaries, the relevant legislative provisions are applied. Details are mentioned in their individual appendices.

- The Bank's consolidated financial statements included 16 foreign subsidiaries. The financial statements of these subsidiaries were transalated using the fixing rate of foreign currencies at the end of the year.

F. INFORMATION REGARDING ANY DEPARTURES FROM THE VALUATION AND CONSOLIDATION PROVISIONS

1. Article 43 par. 2 (in conjunction with article 105 par. 1)

Departures from the valuation principles of article 43 and their effects on the structure, the financial position and the profit and loss of the consolidated financial statements.

- None.

2. Article 104 par. 2. *Departures from the principle of the standard application of the consolidation methods.*

- None.

3. Article 104 par. 4 Permitted from this paragraph d*epartures from the principle of eliminating intercompany profits or losses, when the relevant transactions took place at arms length and the elimination involves disproportional expenses.*

- None.

4. Article 104 par. 7 *Permitted departures that may exist between the dates of the consolidated and the annual financial statements.*

- None.

5. Article 104 par. 7 *Significant events, which occurred during the period between the publishing of the annual financial statements of the subsidiaries and the publishing of the consolidated financial statements and were not taken into consideration during consolidation.*

- None.

G. OTHER INFORMATION

1. Article 107 par. 1Θ. *Average personnel employed by the consolidated companies during the current year, analyzed by category, and total staff costs and social security contributions paid.*

- The staff's wages and salaries that was employed by the consolidated companies, during the year 2004, amounted to €514 million approximately.

- The social security contributions for pensions amounted to €174 million approximately.

- Other staff costs amounted to €69 million approximately, excluding the €108 876 thousand one-off charge for the Bank's voluntary retirement scheme.

- The total number of persons employed by the NBG Group as at 31.12.2004 was 19 189..

2. Article 107 par. 1ι and 1ια. *Tax charges likely to arise from potential departures from the valuation method provided by article 43 or from the application of article 105 par. 4.*

- Such tax charges are unlikely to arise.

Athens, 24 February 2005

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATIONS OFFICER	THE CHIEF ACCOUNTANT
EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS POL. KYRIAKOPOULOS

This consolidated appendix, which consists of 7 pages and 8 tables, is the same one that is mentioned in our Auditors' Report dated 24 February 2005 and concerns the consolidated financial statements of the Group of the NATIONAL BANK OF GREECE S.A. at 31.12.2004.

Athens, February 24, 2005

CERTIFIED PUBLIC ACCOUNTANT – AUDITOR

GEORGE D. CAMBANIS
RN SOEL 10761
DELOITTE.

TABLE No 1

SUBSIDIARY COMPANIES INCLUDED IN THE CONSOLIDATION OF 31.12.2004
(Article 107 par.1β)

Amounts in EUR thousand

S/N	CONSOLIDATED SUBSIDIARY NAME	HEADQUARTERS	BALANCE SHEET AT 31.12.04 TOTAL EQUITY	BALANCE SHEET AT 31.12.04 PROFIT (LOSS) BEFORE TAX	CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
1	National Company of Portfolio Investment S.A.	ATHENS	190.297	42.185	NATIONAL BANK OF GREECE S.A.	46,42
2	National Securities S.A.	ATHENS	22.789	7.740	NATIONAL BANK OF GREECE S.A.	100,00
3	Ethniki Kefalaiou Management of Assets and Liabilities S.A.	ATHENS	268.218	67.106	NATIONAL BANK OF GREECE S.A.	100,00
4	DIETHNIKH Mutual Fund Management S.A.	ATHENS	14.116	22.724	NATIONAL BANK OF GREECE S.A.	81,00
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	17,10
					NBG Bancassurance S.A.	1,90
5	National Management and Organisation Company (ETHNOKARTA)	ATHENS	23.933	9.098	NATIONAL BANK OF GREECE S.A.	100,00
6	Ethniki Leasing S.A.	ATHENS	34.740	3.505	NATIONAL BANK OF GREECE S.A.	93,33
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	6,67
7	Ethniki Mutual Funds	ATHENS	1.083	(94)	NATIONAL BANK OF GREECE S.A.	100,00
8	National Venture Capital S.A.	ATHENS	1.600	634	NBG International Ltd	100,00
9	Northern Greece Ethniki Anaptiksiaki S.A.	THESSALONIKI	8.076	(284)	NATIONAL BANK OF GREECE S.A.	65,00
10	NBG Balkan Fund Ltd	NICOSIA, CYPRUS	218	38	NATIONAL BANK OF GREECE S.A.	100,00
11	NBG Greek Fund Ltd	NICOSIA, CYPRUS	8.274	(466)	NATIONAL BANK OF GREECE S.A.	100,00
12	ETEBA Emerging Markets Fund Ltd	NICOSIA, CYPRUS	109	(31)	NATIONAL BANK OF GREECE S.A.	100,00
13	ETEBA Estate Fund Ltd	NICOSIA, CYPRUS	109	(31)	NATIONAL BANK OF GREECE S.A.	100,00
14	ETEBA Venture Capital Management Company Ltd	NICOSIA, CYPRUS	17	23	NATIONAL BANK OF GREECE S.A.	100,00
15	NBG Bancassurance S.A.	ATHENS	723	229	NATIONAL BANK OF GREECE S.A.	99,70
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	0,30
16	Atlantic Bank of New York	NEW YORK U.S.A.	162.074	42.979	NATIONAL BANK OF GREECE S.A.	100,00
17	National Bank of Greece (Canada)	MONTREAL CANADA	30.331	3.926	NATIONAL BANK OF GREECE S.A.	100,00
18	The South African Bank of Athens Ltd	JOHANNESBURG SOUTH AFRICA	5.990	(927)	NATIONAL BANK OF GREECE S.A.	91,42
					Ethniki Kefalaiou Management of Assets and Liabilities S.A.	8,06
19	National Bank of Greece (Cyprus) Ltd	NICOSIA, CYPRUS	64.578	4.652	NATIONAL BANK OF GREECE S.A.	100,00
20	National Securities Cyprus	NICOSIA, CYPRUS	2	0	National Bank of Greece (Cyprus) Ltd	100,00
21	NBG Management Services Ltd	NICOSIA, CYPRUS	2.084	147	NATIONAL BANK OF GREECE S.A.	100,00
22	Stopanska Banka AD, Skopje	SKOPJE FYROM	57.763	285	NATIONAL BANK OF GREECE S.A.	71,20
23	United Bulgarian Bank AD, Sofia	SOFIA BULGARIA	175.656	45.043	NATIONAL BANK OF GREECE S.A.	99,91
24	NBG International Ltd	LONDON UK	22.268	1.311	NATIONAL BANK OF GREECE S.A.	100,00
25	NBG International Inc	NEW YORK U.S.A.	654	(202)	NBG International Ltd	100,00
26	NBGI Private Equity Ltd	LONDON UK	160	28	NBG International Ltd	100,00
27	NBG Finance Plc.	LONDON UK	629	499	NATIONAL BANK OF GREECE S.A.	100,00
28	Interlease A.D. (Sofia)	SOFIA BULGARIA	4.576	3.229	NATIONAL BANK OF GREECE S.A.	87,50
29	ETEBA Bulgaria A.D.	SOFIA BULGARIA	375	(8)	NATIONAL BANK OF GREECE S.A.	92,00
					National Securities S.A.	8,00
30	ETEBA Romania S.A.	BUCHAREST ROMANIA	367	12	NATIONAL BANK OF GREECE S.A.	100,00
31	ETEBA Advisory S.R.L.	BUCHAREST ROMANIA	(1)	(3)	ETEBA Romania S.A.	100,00
32	NBGI Jersey Ltd	LONDON UK	6	44	NBG International Ltd	100,00
33	NBG Luxembourg Holding S.A.	LUXEMBOURG	1.144	717	NATIONAL BANK OF GREECE S.A.	94,67
					DIETHNIKH Mutual Fund Management S.A.	5,33
34	NBG Luxfinance Holding S.A.	LUXEMBOURG	1.624	529	NATIONAL BANK OF GREECE S.A.	94,67
					DIETHNIKH Mutual Fund Management S.A.	5,33
35	I-VEN	ATHENS	5.333	(189)	NBG Greek Fund Ltd	100,00
36	NBG Funding Ltd	LONDON UK	99	62	NATIONAL BANK OF GREECE S.A.	100,00
37	Banca Romaneasca S.A.	BUCHAREST ROMANIA	22.240	6.839	NATIONAL BANK OF GREECE S.A.	90,87
	TOTAL		**1.132.254**	**261.349**		

SUBSIDIARY COMPANIES WHICH WERE EXCLUDED FROM THE CONSOLIDATION OF 31.12.2004

(Article 107 par.1γ)

Amounts in EUR thousand

S/N	NON CONSOLIDATED SUBSIDIARIES	HEADQUARTERS	BALANCE SHEET		CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	DIRECT PARTICIPATING INTEREST %	GROUP PARTICIPATING INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3x7)	ACQUISITION COST OF PARTICIPATION AT 31.12.04	PROPORTION IN COST OF PARTICIPATION AT 31.12.04
			TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX						
	1	2	3	4	5	6	7	8	9	10
1	Ethniki Hellenic General Insurance S.A.[1]	ATHENS	275.795	11.879	NATIONAL BANK OF GREECE S.A.	76,00	76,00	209.604	332.689	332.689
2	Grand Hotel Summer Palace S.A.[1]	ATHENS	11.683	1.207	NATIONAL BANK OF GREECE S.A.	100,00	100,00	11.683	5.781	5.781
3	ETHNODATA S.A.[1]	ATHENS	6.181	9	NATIONAL BANK OF GREECE S.A.	98,41	98,41	6.083	6.062	6.062
					NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	1,59	1,59	98	98	98
							100,00	**6.181**	**6.160**	**6.160**
4	National Real Estate S.A.[1]	ATHENS	321.740	4.150	NATIONAL BANK OF GREECE S.A.	79,60	79,60	256.105	357.643	357.643
5	Astir Palace Vouliagmenis S.A.[1]	ATHENS	151.648	1.279	NATIONAL BANK OF GREECE S.A.	76,75	76,75	116.390	206.379	206.379
6	Astir Alexandroupolis S.A.[1]	ATHENS	3.971	(290)	NATIONAL BANK OF GREECE S.A.	100,00	100,00	3.971	4.017	4.017
7	Kadmos S.A.[1]	ATHENS	2.023	(35)	NATIONAL BANK OF GREECE S.A.	100,00	100,00	2.023	1.716	1.716
8	NBG Training Centre S.A.[1]	ATHENS	146	(64)	NATIONAL BANK OF GREECE S.A.	98,00	98,00	143	115	115
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2,00	2,00	3	3	3
							100,00	**146**	**118**	**118**
9	AUDATEX HELLAS[1]	ATHENS	1.536	149	Ethniki Hellenic General Insurance S.A.	70,00	53,20	817	971	738
10	GARANTA S.A ROMANIA[1]	ATHENS	2.099	(816)	Ethniki Hellenic General Insurance S.A.	93,27	70,89	1.488	2.635	2.003
11	DATAPLAN S.A.[1]	ATHENS	611	27	ETHNODATA S.A.	100,00	100,00	611	474	474
12	EΘNOPLAN S.A.[1]	ATHENS	638	244	ETHNODATA S.A.	97,00	97,00	619	128	128
13	DIONYSOS S.A.[1]	ATHENS	91.846	(166)	National Real Estate S.A	99,90	79,52	73.036	36.025	28.676
14	EKTENEPOL CONSTRUCTION COMPANY[1]	ATHENS	11.131	(715)	National Real Estate S.A	100,00	79,60	8.860	48.011	38.217
15	MORTGAGE TOURIST PROTYPOS S.A.[1]	ATHENS	121.435	(1.940)	National Real Estate S.A	100,00	79,60	96.662	76.950	61.252
16	HELLENIC TOURIST CONSTRUCTIONS S.A.[1]	ATHENS	25.112	(43)	National Real Estate S.A	77,76	61,90	15.544	19.871	15.817
17	NBG GP Ltd[1]	LONDON	1	0	NBG International Ltd	100,00	100,00	1	0	0
18	NBGI FOUNDER PARTNER LTD[1]	LONDON	1	0	NBG International Ltd	100,00	100,00	1	0	0
19	STOBA STOPANSKA BANKA DOOEL[1]	SKOPJE	(1.611)	(1.595)	Stopanska Banka AD, Skopje	100,00	71,20	(1.147)	0	0
20	E-FORMATION SA (SKOPJE)[2]	SKOPJE	261	11	ETHNODATA S.A.	100,00	100,00	261	51	51
21	*NATIONAL SECURITIES CYPRUS (LIFE) (E)*[1]	*NICOSIA*	*6.695*	*188*	*Ethniki Hellenic General Insurance S.A.*	*89,09*	*67,71*	*4.533*	*4.119*	*3.130*
					NATIONAL BANK OF GREECE (CYPRUS) LTD	10,91	10,91	730	1.034	1.034
							78,62	**5.264**	**5.153**	**4.165**
							TOTAL	**808.120**	**1.104.772**	**1.066.024**

REASON FOR EXCLUSION FROM CONSOLIDATION: DIFFERENT LINE OF BUSINESS

[1] BALANCE SHEET 2004, [2] BALANCE SHEET 2003 (E) CONSOLIDATED FINANCIAL STATEMENTS

TABLE No 3

AFFILIATES OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AT 31.12.2004
(Article 107 par.15 & 106 par.2)

Amounts in EUR thousand

S/N	AFFILIATES	HEADQUARTERS	AFFILIATE'S BALANCE SHEET: TOTAL EQUITY	AFFILIATE'S BALANCE SHEET: PROFIT (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3x6)	ASQUISITION COST OF THE PARTICIPATION AT 31.12.04
	1	2	3	4	5	6	7	8
1	SIEMENS Teleindustrial S.A. [1]	THESSALONIKI	37.048	17.544	NATIONAL BANK OF GREECE S.A.	30,00	11.114	9.973
2	AGET HERACLES (E) [1]	LYKOVRISSI	319.194	107.395	NATIONAL BANK OF GREECE S.A.	26,00	82.990	216.344
3	Larko Metalourgical Company [2]	ATHENS	28.399	(9.914)	NATIONAL BANK OF GREECE S.A.	36,43	10.346	4.352
4	Banking Information Systems "TEIRESIAS" [2]	ATHENS	2.546	287	NATIONAL BANK OF GREECE S.A.	39,34	1.002	354
5	Eviop Tempo S.A. [1]	ATHENS	11.682	(991)	NATIONAL BANK OF GREECE S.A.	28,28	3.304	3.251
6	Hellenic Countrysites S.A. [2]	ATHENS	2.756	53	NATIONAL BANK OF GREECE S.A.	20,23	558	340
7	Hellenic Spinning Mills of Pella S.A. [1]	THESSALONIKI	852	(798)	NATIONAL BANK OF GREECE S.A.	20,89	178	791
8	Phosphate Fertilizers Industries S.A. (E) [2]	ATHENS	105.545	(1.715)	NATIONAL BANK OF GREECE S.A.	24,23	25.574	40.189
9	Planet Ernst & Young S.A. (E) [2]	ATHENS	6.576	508	NATIONAL BANK OF GREECE S.A.	31,72	2.086	3.565
10	Social Securities Fund Management S.A. [2]	ATHENS	1.190	145	NATIONAL BANK OF GREECE S.A.	40,00	476	470
11	LYKOS Paperless Solutions S.A. [2]	KOROPI	1.249	(1.862)	NATIONAL BANK OF GREECE S.A.	30,00	375	905
12	AGRIS S.A. [2]	THESSALONIKI	4.720	508	NBG GREEK FUND LTD	29,34	1.385	1.573
13	FINTRUST S.A. [2]	ATHENS	2.945	381	NBG GREEK FUND LTD	37,60	1.107	1.219
14	ZYMI S.A. [1]	KOROPI	392	(255)	I-VEN	33,00	129	500
15	KARIERA S.A. [1]	ATHENS	390	-	I-VEN	35,00	137	330
16	MZT OTPRESOCI STRUMICA [2]	SKOPJE	343	(83)	STOPANSKA BANKA AD, SKOPJE	34,89	120	189
						TOTAL	140.879	284.345

[1] BALANCE SHEET 2004, [2] BALANCE SHEET 2003, (E) CONSOLIDATED FINANCIAL STATEMENTS

COMPANIES OWNED BY COMPANIES OF THE GROUP OF NBG
THAT ARE INCLUDED IN THE CONSOLIDATION OR ARE EXCLUDED (Article 98)
AT A PERCENTAGE MORE THAN 10%
(Article 107 par.1ε)

Amounts in EUR thousand

			Balance Sheet 31.12.04		
S/N	COMPANY NAME	HEADQUARTERS	TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX	PARTICIPATING INTEREST %
1	"DIAS" INTERBANK SYSTEMS S.A.	ATHENS	28.007	3.448	13,11
2	GENERAL CABLES	ATHENS	16.659	749	10,08
3	SPRAY PACK S.A.	ATHENS	7.533	96	17,59
4	BARING HELLENIC FINANCING INVESTMENTS S.A.	ATHENS	4.248	11.277	17,78
5	ACTION PLAN S.A.	ATHENS	14	(494)	15,00
6	EUROPE A.E.G.A. [1]	ATHENS	6.532	869	22,80
7	ELSA S.A.	ATHENS	15.908	(1.577)	16,54
8	COSMOONE HELLAS MARKET SITE S.A.	ATHENS	305	(1.192)	10,09
9	ASITRANS S.A.	ROMANIA	1.213	22	18,13

[1] BALANCE SHEET 2004

ANALYSIS OF "CONSOLIDATION DIFFERENCES" AT 31.12.2004
(Article 103 par. 4)

Amounts in EUR thousand

S/N	CONSOLIDATED SUBSIDIARY COMPANIES	CONSOLIDATION DIFFERENCES AT 31.12.2003	CHANGES DURING 2004	CONSOLIDATION DIFFERENCES AT 31.12.2004
1	National Company of Portfolio Investment S.A.	748	(2.872)	(2.124)
2	National Securities S.A.	1.342	0	1.342
3	Ethniki Kefalaiou Management of Assets and Liabilities S.A.	(4.761)	0	(4.761)
4	DIETHNIKH Mutual Fund Management S.A.	(7.275)	0	(7.275)
5	National Management and Organisation Company (ETHNOKARTA)	(2.115)	0	(2.115)
6	Ethniki Leasing S.A.	(1.119)	0	(1.119)
7	Ethniki Mutual Funds	3	0	3
8	National Venture Capital S.A.	132	0	132
9	Northern Greece Ethniki Anaptiksiaki S.A.	602	0	602
10	NBG Balkan Fund Ltd	35	0	35
11	NBG Greek Fund Ltd	(99)	0	(99)
12	ETEBA Emerging Markets Fund Ltd	(2)	0	(2)
13	ETEBA Estate Fund Ltd	(2)	0	(2)
14	ETEBA Venture Capital Management Company Ltd	(7)	0	(7)
15	NBG Bancassurance S.A.	0	0	0
16	Atlantic Bank of New York	(228)	17	(211)
17	National Bank of Greece (Canada)	(487)	111	(376)
18	The South African Bank of Athens Ltd	(4.128)	868	(3.260)
19	National Bank of Greece (Cyprus) Ltd	(75)	(1)	(76)
20	National Securities Cyprus	257	5	262
21	NBG Management Services Ltd	0	0	0
22	Stopanska Banka AD, Skopje	(16.396)	(36)	(16.432)
23	United Bulgarian Bank AD, Sofia	(107.758)	(12.732)	(120.490)
24	NBG International Ltd	1.223	0	1.223
25	NBG International Inc	(3.381)	246	(3.135)
26	NBGI Private Equity Ltd	0	0	0
27	NBG Finance Plc.	28	0	28
28	Interlease A.D. (Sofia)	231	74	305
29	ETEBA Bulgaria A.D.	(43)	2	(41)
30	ETEBA Romania S.A.	(351)	22	(329)
31	ETEBA Advisory S.R.L.	(23)	0	(23)
32	NBGI Jersey Ltd	0	0	0
33	NBG Luxembourg Holding S.A.	0	0	0
34	NBG Luxfinance Holding S.A.	0	0	0
35	I-VEN	(538)	0	(538)
36	NBG Funding Ltd	0	0	0
37	Banca Romaneasca S.A.	(19.025)	1.055	(17.970)
38	Affiliated companies included in the Consolidation under the equity method of Accounting (Analysis in Table 8)	(283.125)	(9.298)	(292.423)
	TOTAL	**(446.337)**	**(22.539)**	**(468.876)**

FIXED ASSET MOVEMENT DURING 2004
(Articles 42ε par.8 & 130 par.4)

Amounts in EUR thousand

TYPE OF ASSET	ACQUISITION COST			DEPRECIATION			Net Book Value at 31.12.04
	At 31.12.03	Changes during 2004	At 31.12.04	Accumulated at 31.12.03	Changes during 2004	At 31.12.04	
Intangible assets	296.884	44.976	341.860	182.574	45.449	228.023	113.837
Land	586.841	2.682	589.523	0	0	0	589.523
Buildings	737.549	9.360	746.909	260.839	38.026	298.865	448.044
Furniture, Electronic and other Equipment	404.731	16.130	420.861	301.554	33.080	334.634	86.227
Other tangible assets	26.227	6.777	33.004	18.657	2.787	21.444	11.560
Fixed assets under construction and advances	26.866	2.840	29.706	0	0	0	29.706
TOTAL	**2.079.098**	**82.765**	**2.161.863**	**763.624**	**119.342**	**882.966**	**1.278.897**

TURNOVER ANALYSIS BY CATEGORY AND GEOGRAPHICAL CONCENTRATION OF ACTIVITIES
(Article 107 par.1η)

Amounts in EUR thousand

	DOMESTIC	BALKAN	WESTERN EUROPE	NORTH AMERICA	CYPRUS	OTHER GEOGRAPHICAL REGIONS	TOTAL
Interest receivable and similar income	2.131.218	144.168	168.021	122.840	53.149	8.401	**2.627.797**
Income on securities	46.528	1	1.570	1.124	10	0	**49.233**
Commissions receivable	378.884	57.121	15.984	12.657	6.372	3.727	**474.745**
Net profit on financial operations	88.935	11.977	15.399	1.865	2.209	257	**120.642**
Other operating income	13.653	3.067	176	7.056	1.954	116	**26.022**
TOTAL	**2.659.218**	**216.334**	**201.150**	**145.542**	**63.694**	**12.501**	**3.298.439**

ASSOCIATED COMPANIES INCLUDED IN CONSOLIDATION WITH EQUITY METHOD OF CONSOLIDATION
(Article 107 par. 1 per. δ' & 106 par. 2)

Amounts in EUR thousand

S/N	AFFILIATES	HEADQUARTERS	DEBIT / CREDIT DIFFERENCE article 106 par.2	CONSOLIDATED SUBSIDIARY NAME AT OWNS THE SHARES	PARTICIPATING INTEREST %
1	Astir Palace Vouliagmenis S.A. [1]	ATHENS	(76.900)	NATIONAL BANK OF GREECE S.A.	76,75
2	Ethniki Hellenic General Insurance S.A. (E)[1]	ATHENS	(83.801)	NATIONAL BANK OF GREECE S.A.	76,00
3	National Real Estate S.A. (E)[1]	ATHENS	(43.541)	NATIONAL BANK OF GREECE S.A.	79,60
4	AGET HERACLES (E)	LYKOVRISSI	(76.165)	NATIONAL BANK OF GREECE S.A.	26,00
5	Phosphate Fertilisers Industries S.A.[2]	ATHENS	(14.298)	NATIONAL BANK OF GREECE S.A.	24,23
6	Kadmos S.A. [1]	ATHENS	(84)	NATIONAL BANK OF GREECE S.A.	100,00
7	NBG Training Centre S.A. [1]	ATHENS	98	NATIONAL BANK OF GREECE S.A.	98,00
				Ethniki Kefalaiou Management of Assets and Liabilities S.A.	2,00
8	Astir Alexandroupolis S.A. [1]	ATHENS	264	NATIONAL BANK OF GREECE S.A.	100,00
9	Grand Hotel Summer Palace S.A. [1]	ATHENS	939	NATIONAL BANK OF GREECE S.A.	100,00
10	ETHNODATA S.A. [1]	ATHENS	176	NATIONAL BANK OF GREECE S.A.	98,41
				National Management and Organisation Company (ETHNOKARTA)	1,59
11	Larko Metalourgical Company[2]	ATHENS	0	NATIONAL BANK OF GREECE S.A.	36,43
12	Teleindustrial S.A. [1]	THESSALONIKI	1.900	NATIONAL BANK OF GREECE S.A.	30,00
13	Eviop Tempo S.A. [1]	ATHENS	394	NATIONAL BANK OF GREECE S.A.	28,28
14	Banking Information Systems "TEIRESIAS" [2]	ATHENS	706	NATIONAL BANK OF GREECE S.A.	39,34
15	Hellenic Countrysites S.A.[2]	ATHENS	213	NATIONAL BANK OF GREECE S.A.	20,23
16	Social Securities Fund Management S.A.[2]	ATHENS	(48)	NATIONAL BANK OF GREECE S.A.	40,00
17	LYKOS Paperless Solutions S.A. [2]	KOROPI	(188)	NATIONAL BANK OF GREECE S.A.	30,00
18	Hellenic Spinning Mills of Pella S.A. [2]	THESSALONIKI	(444)	NATIONAL BANK OF GREECE S.A.	20,89
19	Planet Ernst & Young S.A. (E)[2]	ATHENS	(1.644)	NATIONAL BANK OF GREECE S.A.	31,72
	GRAND TOTAL		**(292.423)**		

[1] BALANCE SHEET 2004, [2] BALANCE SHEET 2003, (E) CONSOLIDATED FINANCIAL STATEMENTS

TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004 OF
NATIONAL INVESTMENT COMPANY S.A.
265/15/27.03.1980, Reg. No. 6105/06/B/86/58
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair view as required by the provision of par.2 of this article.

The company nets off debtor and creditor balances in brokers' accounts.
The sum analysis for the Account "Other debtors" as at 31/12/2004 is as follows:

Derivatives Exchange	260.659,48
Olympic Securities	4.656,13
Atlas Securities	44.113,87
PRAXIS Securities	20.441,35
Greek state	8.916,05
DELOITTE	10.030,00
Other debit accounts	15.279,79
Total	364.096,67

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Financial Statements and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order for them to be uniform and comparable with the corresponding balances of the current period.

Amount of Euro 155.577,37 concerning loss from prior years from forward foreign exchange hedges was reclassified from extraordinary and non operating expenses to the profits by transactions of securities.

2. Information regarding the valuation of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets (furniture and other equipment) were valued at cost plus any additions, less depreciation calculated in accordance with the prevailing legislation (P D 299/2003).
2. There was no need to provide for the impairment of assets.
3. Investments in securities issued in Greece and abroad, have been valued according to article 4 par.2 of L1969/1991, at the lower of cost and market value of the total portfolio.
   Market value is deemed to equal:
   - For securities listed in the Stock Exchange , the market price during the month of December.
   - For unlisted companies, the intrnsic value from the last prepared and audited Balance Sheet.
   - For securities listed in Foreign Stock Exchange, the market price as at 31/12/2004.

The translation into Euro was made using the official foreign exchange rates prevailing at 31/12/2004.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies into euros and accounting treatment of exchange differences.

Cash and cash equivalents in foreign currency were translated at the official rate (fixing) for the currency of the E.C.B. of 31/12/2004 and the currency differences that resulted were taken to the P&L. (see below Chapter 12).

Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None.

Article 43 par.7-β: Changes in the method applied to determine the acquisition or production cost of inventories or securities.

None.

Article 43 par.7-γ: Disclosure of the difference between the book value of inventories and securities and their current market value, if significant.

The market value of the Company's investments at 31/12/2004 exceeds their acquisition cost by 14.511.711,43 €.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the "revaluation differences" account.

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and pre-establishment expenses.

The information required by the legal provision is provided in a Table.

Article 43 par.5-δ: Analysis of additional depreciation.

There has been no such situation.

Article 43 par.5-ε: Provision for the impairment of the value of fixed assets.

None

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

The analysis is provided in the following Table with the analysis of fixed assets.

		Cost 31/12/03	Additions 2004	Write-offs 2004	Net book value 31/12/04
a.	Buildings & technical installations	9.308,41	—	-9.308,41	0,00
b.	Furniture & other equipment	88.569,48	4.338,47	–	92.907,95
-	Other establishment expenses	4.909.983,87	–	-1.787.69	4.908.196,18

		Accumulated depreciation 31/12/2003	Depreciation/ Amortization 2004	Write-offs 2004	Accumulated depreciation/Amortization 31/12/04	Net book value 31/12/04
a.	Buildings & technical installations	9.308,41	—	-9.308,41		0,00
b.	Furniture & other equipment	77.148,21	6.899,31	–	84.047,52	8.860,43
-	Other establishment expenses	3.710.265,12	741.784,93	-1.787,69	4.450.262,36	457.933,82

Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences resulting in the current period from the payment of installments and/or the translation at year-end of loan or credit balances and/or credits which were exclusively used for the acquisition of fixed assets.

There are no such balances.

Article 43 par.4 quotation α' & β': Analysis and explanation of the "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill" balances.

There are no such balances.

4. Participations

a) **Article 43α par.1-β:** Participation in the capital of other companies in excess of 10%.

None.

b) Participations in the capital of the companies, in which the Company is unlimited liability partner.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The financial statements of the company are included in the consolidated financial statements of NATIONAL BANK OF GREECE S.A.

6. Share capital

Article 43α par.1-δ: Categories of shares into which the share capital is divided.

Ordinary non registered shares 99.036.000 of par value EUR 1,68

Article 43α par.1-γ: Share issues that took place during the year, to increase share capital.

None issued.

Article 43α par.1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of own shares during the period.

None acquired.

7. Provisions and Liabilities

Article 42ε par.14 quotation δ': Analysis of the account "Other Provisions" if the amount is material.

None

According to Article 43α par.ι-ιζ, Method of calculating the provisions of staff compensation:

The company creates a provision for staff compensation due to termination of employment which covers the predicted from the relevant law in force compensation. The consequent burden of the results of this provision amounted to € 10.688,24.The sum of the provision as at31/12/2004 amounted to € 70.047,84.

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None.

Article 43α par.1-ιβ: Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

None.

Article 43α par.1-στ: Long-term liabilities with a maturity exceeding five years.

None

Article 43α par.1-στ: Secured liabilities.

None.

8. Transitory accounts

Article 42ε par.12: Analysis of transitory accounts: Accrued income and Prepayments.

Accrued income		
- Accrued Interest Receivable at 31/12/2004:		
Bonds issued outside Greece	€	30.208,34
Bonds Issued in Greece	€	19.614,03
Dividends Receivable	€	126.105,05
Other	€	68,23
Total	**€**	**175.995,65**
Prepayments		
Prepaid car expenses	€	3.110,67
Total	**€**	**179.106,32**

Accrued expenses		
Provisions for Auditors' Fees	€	10.030,00
Provisions for outside Greece' Fees		16.000,00
Other	€	2.347,76
Total	**€**	**28.377,76**

9. Off-balance sheet items

Article 42ε par.11: Analysis of memo accounts to the extent that this information is not covered by the following par.10.

In the accounts of order is included sum of Euro 25.369,37 which constitutes non-acquitted rest that owes the company to the National Leasing from the contracting of contract of financing hire of 2 cars.

10. Guarantees and collaterals given

Article 42ε par.9: Guarantees and securities given by the Company.

None.

11. Fees, advances and credit extended to management

Article 43α par.1-ιγ as amended by article 3 of P.D.325/1994: Compensation of members of the board of directors and management.

Fees of Chairman of the Board of Directors	€	12.444,48
Fees of Managing Director	€	4.520,76
Fees of non executive members of the BOD	€	5.519,76
Fees of other members of BOD and of the Investment Committee	€	22.610,93
Total	**€**	**45.095,93**

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management during the current period.
None

Article 43α par.1-ιδ: Advances and credits extended to management.
None

12. Profit and Loss account

Article 43α par.1-η: Turnover by sector of business and geographical sectors.

Gross Income from portfolio management is analysed as follows:

Portfolio Income from Greek securities	€	5.322.062,28
Portfolio Income from securities issued outside Greece	€	121.488,23
Profit from sale of Greek securities	€	39.614.593,94
Profit from sale of securities issued outside Greece	€	480.759,14
Bank Deposit Interest & Treasury Bills Interest income	€	204.712,28
Bank Deposit Interest income from deposits outside Greece	€	71.908,16
Interest income on Bonds	€	125.974,91
Total	**€**	**45.941.498,94**

Article 43α par.1-θ: Average number of staff employed during the period by category and total staff cost.

The company employs seven (8) persons with total salaries expense in 2004 amounted to € 363.162,29 and employers' contributions reached € 47.705,96.

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses

Extraordinary and non-operating income		
- Exchange differences	€	79.243,43
- Other extraordinary income	€	56.355,07
Total	**€**	**135.598,50**

Extraordinary and non-operating expenses		
- Exchange differences	€	330.808,49
- Other extraordinary expenses	€	101,75
Total	**€**	**330.910,24**

This Appendix was approved by the company's Board of Directors in its 348/24.01.2005 meeting.

Athens, 24 January 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER & ADMINISTRATIVE DIRECTOR
ANDREAS SP. VRANAS	NIKOLAOS A. MPERTSOS	CHRISTINA D. PASCHALIGOU

It is certified that the above Appendix, consisting of eight (8) pages, is the same as the one mentioned in the Auditors´ Report dated 25/1/2005.

Athens25 January 2005
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

EPAMINONDAS H. YIOUROUKOS
Reg. No. ICPAG: 10351
Deloitte .

APPENDIX
TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004 OF
NATIONAL SECURITIES COMPANY S.A.
Reg. No. 17210/06/B/88/02

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the provisions relating to the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par.2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Financial Statements and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order for them to be uniform and comparable with the corresponding balances of the current period.

In the current year in the "Turnover (provision of services) " included profit from future and option and in the "Cost of provision and services" included loss from future and option, according the opinion ESYL 304/2497/1999. In the prior year amount 901.376,35 (profit from future) and amount 49.300,00 (profit from option) appears in "Gains from the sale of participating interests and securities"and the loss, amount 232.493,14 (from future) and 78.775,00 (from option) appears in "Expenses and losses from participating interests and securities " .

2. Information regarding asset valuation

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets are carried at their historical cost less accumulated depreciation according to law.
2. There has been no impairment in the value of assets except for bonds and shares.
3. a) Bonds and shares quoted in Stock Exchange are carried at the lower of cost and current market value. For securities traded on the Athens Stock Exchange, current market values were determined to be their average prices for the month of December 2004.
   b) Shares of Societes Anonymes not quoted on the Stock Exchange were valued at the lower of acquisition cost and market value. Market values were deemed to be their net asset positions according to the companies' most recent audited Financial Statements.
   c) For the calculation of the acquisition cost of securities the weighted annual average method was used.
   d) Participations and securities that are not listed were valued at the lowest between cost and current value per unit. Current market values were deemed to be their net asset positions according to the companies' most recent audited Financial Statements.
   e) The unrealized loss on securities at December 31, 2004 was charged to the Profit and Loss Account.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies into euros and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euros at the official rate of exchange prevailing at 31.12.2004. The resultant differences were taken to the Profit and Loss Account.

Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None

Article 43 par.7β: Changes in the method applied to determine the acquisition or production cost of inventories or securities.

None

Article 43 par.7γ: Disclosure of the difference between the year – end valuation of inventories and securities and their current market value, if significant.

The difference is not significant.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with laws and details of the movement of the account "revaluation differences".

There has been no such situation.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Changes in fixed assets and pre-establishment expenses.

See attached table (3[a])

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provision for the impairment of the value of fixed assets.

None

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

During the financial year 2004, additions to intangible assets amounted to € 143.459,96 which refers to Software programs and licenses.

Article 43 par.3-γ: Amounts and accounting treatment of exchange differences resulting from the payment of installments and/or translations at year-end of loans and/or credits which were exclusively used for the acquisition of fixed assets.

There are no such balances.

Article 43 par.4 quotation α' & β': Analysis and explanation of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

There are no such balances.

4. Participations

Article 43α par.1-β: Participation in the capital of other companies in excess of 10%.

None

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The financial statements of the company are included in the consolidated financial statements of NATIONAL BANK OF GREECE S.A., Headquarters: Athens, Reg. No. 6062/06/B/86/01

5. Inventories

Article 43α par.1-ια: Valuation of inventories not in accordance with the rules of valuation of Article 43, for tax purposes.

There are no inventories.

Article 43α par.1-ι: Devaluation of current assets and reasons therefore.

None

6. Share capital

Article 43α par.1-δ: Categories of shares into which the share capital is divided.

Registered ordinary unlisted shares.

	Number	Par value	Total value
Ordinary Shares	2.328.700	3 €	6.986.100,00

Article 43α par.1-γ: Issues of shares resulting from the increase of share capital during the year.

None issued.

Article 43α par. 1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of treasury shares during the period.
None acquired.

7. Provision and liabilities

Article 42ε par.14 quotation δ: Analysis of account "Other Provisions" if the amount is material.

Amount of € 828,59 refers to foreign exchange differences provision.

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None

Article 43α par.1-ιβ: Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

The company has been audited by the tax authorities for the fiscal years up to 1998.

Article 43α par.1-στ: Long-term liabilities exceeding five years.

None

Article 43α par.1-στ: Secured liabilities.

None

8. Transitory accounts

Article 42ε par.12: Analysis of transitory accounts: Prepayments, Accrued Income, Accruals.

In the Assets transitory accounts and in category, Prepayments, there appears the amount 122.895,37 € which includes Subscriptions of 6.183,21 €, Preservations of Equipment of 9.917,52, Expenses in Stock Exchange of 82.797,69 Rentals of 14.085,36 Other expenses of 8.932,71 Expenses of Thessaloniki Branch of 978,88 €.
In Accrued Income, there appears the amount 17.435,93 € which includes: Accrued Repo Income of € 17.435,93.

In Account Accruals of Liabilities, the amount of 61.909,87 € includes: Various Expenses (network commissions 26-31.12.2004) of € 61.275,37 , Returns to AELDE € 634,50.

9. Off-balance sheet items

Article 42ε par. 11: Analysis of memo accounts to the extent that this information is not covered by the following par.10.

As follows:

Analysis of off-balance sheet items

The off-balance sheet items consist of: 1) Beneficiaries of third party assets held 2) Guarantees and other collaterals 3) Bilateral Agreements 4) Other balance sheet items.

1)	Beneficiaries of third party assets held	€	1.353.508.667
2)	Guarantees and other collaterals	€	24.228.619,25
3)	Bilateral Agreements	€	12.768.774,29
4)	Other balance sheet items	€	175.000,00

10. Guarantees and securities given

Article 42ε par.9: Guarantees and securities given by the Company.

None

11. Fees, advances and credit extended to management

Article 43α par.1-ιγ: Compensation of members of the board of directors and management.

Members of the Board	€	71.253,61
Management	€	352.201,80

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None

Article 43α par.1-ιδ: Advances and credits extended to management.

None

12. Profit and Loss account

Article 43α par.1-η: Turnover of business sector and geographical markets. (Turnover is reported as defined by article 42ε par. 15 quotation α')

Domestic income, by sector		
- Commission from Athens Stock Exchange transactions and foreign Stock Exchange	€	23.386.268,90
- Commissions from over the counter transactions	€	834.396,21
- Income from IKA Mutual Fund	€	98.263,15
- Commissions from underwriting	€	47.439,01
Total	**€**	**24.366.367,27**

Article 43α par.1-θ: Average number of personnel employed during the period by category and total staff expenses. It is noted that in "Administration Personnel" is included salaried staff whereas "labor personnel" includes staff paid daily wages.

The average number of persons during the current year was 115 of which 80 were salaried employees, 10 of them were transferred from NBG, 2 from Diethniki, 1 from NBG Leasing, 22 of them hired from Employment Agency and the total payroll cost amounted to:

- Salaries	€	2.230.991,76
- Social Security contributions	€	15.789,20
- Other staff costs	€	530.337,50
- Total	**€**	**2.777.118,46**

- Salaries to persons transferred from NBG, Diethniki , NBG Leasing	€	700.452,95
- Salaries to Employment Agency	€	375.549,74

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses (i.e. of the accounts "Extraordinary income" and "Extraordinary charges"). If the amounts of the accounts "Extraordinary losses and extraordinary profits" are material in accordance with the provisions of article 43α par. 1-ιγ provide analysis.

Extraordinary and non-operating income		
- Exchange differences	€	3.157,22
- Write-off of immaterial balances	€	9,03
- Other extraordinary income	€	37.057,24
- Extraordinary profit	€	253,32
Total	**€**	**40.476,81**

Extraordinary and non-operating expenses		
- Exchange differences	€	3.440.11
- Write-off of balances	€	68,22
- Other extraordinary expenses	€	65.900,78
- Extraordinary losses	€	0.43
Total	**€**	**69.409.54**

Article 42ε par.15-β: Analysis of account "Prior year expenses", "Income from provisions of prior year".

Prior year expenses		
- Prior year social security contributions	€	2.014,20
- Other prior year expenses	€	24.106,10
Total	**€**	**26.120,30**

Income received from prior years		
- Other income received from prior years	€	94.672,42
-Prior year provision write backs	€	12.067,85
Total	**€**	**106.740,27**

Athens, 21 February 2005

THE C.E.O. & CHAIRMAN OF THE B.O.D.	THE VICE PRESIDENT	THE C.F.O & B.O.D. MEMBER
IOANNIS M. KATSOURIDIS ID No: M 328080	PETROS N. XRISTODOYLOY ID No: Σ 135553	NIKOLAOS P. PAPADOPOULOS ID No: N 168464 Reg. No. A' Class: 13595

TABLE (3a) *FIXED ASSETS DEPRECIATION AS AT 31/12/2004*

		ACQUISITION COST 31/12/03	ADDITIONS/ PURCHASES 31/12/2004	WRITE-OFFS/ DISPOSALS 31/12/2004	TOTAL ASSETS	ACCUMULATED AS OF 31/12/03	DEPRECIATION CHARGE FOR 2004	ACCUMULATED DEPRECIATION FOR 31/12/04	NET BOOK VALUE
OTHER ESTABLISHMENT EXPENSES	1605-1617-1619-1610	1.127.113,89	143.459,96	0,00	1.270.573,85	968.272,75	162.179,67	1.130.452,42	140.121,43
TOTAL		*1.127.113,89*	*143.459,96*	*0,00*	1.270.573,85	*968.272,75*	*162.179,67*	*1.130.452,42*	*140.121,43*
1. BUILDINGS AND TECHNICAL INSTALLATIONS	1107	171.290,95	6.267,60	0,00	177.558,55	91.540,70	17.098,37	108.639,07	68.919,48
2. MACHINERY AND TECHNICAL INSTALLATIONS	1201-1208	97.112,58	0,00	0,00	97.112,58	72.508,84	18.269,15	90.777,99	6.334,59
3. TRANSPORTATION MEANS	1301	19.430,73	0,00	0,00	19.430,73	10.744,14	2.914,61	13.658,75	5.771,98
4. FURNITURE AND OTHER EQUIPMENT	14	0,00	0,00	0,00	0,00	0,00	0,00	0,00	0,00
a) FURNITURE	1400	284.191,82	7.282,00	-10.608,20	280.865,62	198.719,12	45.900,25	244.619,37	*36.246,25*
b) FIXTURES	1401	3.003,99	0,00	0,00	3.003,99	3.003,98	0,00	3.003,98	*0,01*
c) COMPUTER EQUIPMENT	1403-1413	1.386.316,55	79.461,71	-23.714,24	1.442.064,02	1.309.427,05	42.617,09	1.352.044,14	*90.019,88*
d) OFFICE EQUIPMENT	1402	9.773,27	30,00	0,00	9.803,27	8.364,96	1.114,58	9.479,54	*323,73*
e) TELECOMMUNICATION EQUIPMENT	1408	305.494,30	2.965,90	0,00	308.460,20	227.977,46	51.806,23	279.783,69	*28.676,51*
f) OTHER EQUIPMENT	1409	216.021,89	8.532,73	0,00	224.554,62	149.773,78	27.014,28	176.788,06	*47.766,56*
TOTAL 4:		*2.204.801,82*	*98.272,34*	*-34.322,44*	*2.268.751,72*	*1.897.266,35*	*168.452,43*	*2.065.718,78*	*203.032,94*
GRAND TOTAL 1-2-3-4:		*2.492.636,08*	*104.539,94*	*-34.322,44*	*2.562.853,58*	*2.072.060,03*	*206.734,56*	*2.278.794,59*	*284.058,99*
TOTAL 31/12/03		*3.619.749,97*	*247.999,90*	*-34.322,44*	*3.833.427,43*	*3.040.332,78*	*368.914,23*	*3.409.247,01*	*424.180,42*

APPENDIX
TO THE BALANCE SHEET DATED 31 DECEMBER 2004 OF THE COMPANY
"ETHNIKI KEFALEOU" ADMINISTRATION OF ASSETS AND LIABILITIES S.A.
(according to the provisions of Law 2190/1920 as currently applicable)

Par.1. Preparation and structure of the financial statements according to the law – Deviations in favour of the actual situation

Article 42b, par. 3 Adaptation to the structure and titles of accounts with Arabic numbering when this is required by the special nature of the enterprise:

According to the provisions of article 38 of Law 2238/92, as replaced by article 15, par.2 of Law 2459/1997 and according to opinion no. 288/6.3.97 issued by the National Accounting Council, profits from the sale of shares owned by the company are included in Reserves under the title "Tax-Exempted Reserves". (A.IV.5)

Article 42b par. 5 Previous period's funds adjusted in order to become similar to and comparable with the corresponding funds of the period being closed.

The following Assets amounts of the previous period have been adjusted:

C. III. 7 Other long-term claims:
The amount shown is € 9,410,184.92 less € 1,840,395.07 equals € 7,569,789.85 instead of € 7,569,789.85 which is shown in the previous Balance Sheet

D. III. 1 Shares:
The amount shown is € 170,367,695.65 less € 59,944,406.28 equals € 110,423,289.37 instead of € 110,423,289.37 which is shown in the previous Balance Sheet

Par.2. Property Valuation

Article 43a par. 1-a: Methods of property valuation and depreciation calculation as well as devaluation provision calculation.

1. Fixed assets have been valuated on the basis of their adjusted value, according to Law 2065/92. The adaptation value is analysed below in article 43, par. 9 of this Attachment and is incremented by the value of additions and decremented by depreciation provided for by the law.
2. In this period too, the company carried out depreciations only on leased property and not on all its property. Depreciations have been carried out on an adjusted value basis as described below.
3. Equity participations and securities have been valuated on the basis of the lowest between their acquisition value and their current value, as specified by the Code of Books and Records (article 28, par.5, Presidential Decree 186/1992). Thus, an unearned increment of shares amounting to € 5,876,477.17 has not been recorded in the accounting books. Gains from the sale of securities amount to € 255,754.48; this amount, along with the securities valuation amount rising to € 50,632,690.37 (according to article 38 of Law 2238/94) is appropriated to tax-exempted reserves (code A IV 5) following the exclusion of securities expenses amounting to € 180,074.89. Therefore, the amount of € 50,708,369.96 Is appropriated to tax-exempted reserves.
   Securities valuation has been made on the following basis:
   - For listed securities, on the basis of the lowest price between their acquisition price and their average quoted price during the period's last month.
   - For unlisted company shares, on the basis of their internal book value shown in their last duly prepared and audited Balance Sheet.
4. Unlisted securities of the term deposit type have been valuated using the same method as in term deposits.

Article 43, par. 1-a: Euro conversion bases for assets denominated in foreign currency and accounting treatment of foreign exchange differences.

Foreign currency deposits have been valuated on the basis of official exchange rates as of 31.12.04 and the resulting debit foreign exchange differences of € 58,496.22 have been transferred to Results for the Year.

Article 43, par. 7c: Reference to the difference between the valuation price of reserves and transferable securities and their current market value, when such difference is substantial.

Equity participations and securities have been valuated at a total amount of € 168,833,789.06. Their total value based on the average December 2004 price rises to € 174,710,266.23, while on the basis of the current 31 December 2004 price it rises to € 180,022,181.72

Article 43, par. 9: Analysis and explanation of the Fixed Asset Value revaluation effected during the period, according to a special law, and presentation of the "Revaluation Differences" account movement.

The last fixed asset revaluation took place on 31.12.2004 according to the applicable Law 2065/92. Land acquisition value was increased by € 3,099,066.16 and building acquisition value by € 721,364.83, while accumulated depreciations of buildings were increased by € 125.734,64. Buildings were depreciated on their revaluated price and building depreciations are higher than the depreciation value that would have resulted in had the revaluation of € 7,303.09 not been calculated. The resulting revaluation difference of € 3,694,696.35 was recorded in the liabilities account titled "Differences from the revaluated price of other assets".

Par.3 Fixed Assets and Establishment Expenses

Article 42e, par. 8: Changes in fixed assets and establishment expenses (multi-year depreciation).

A detailed Table of Fixed Asset Changes is attached hereto (Table I).

Article 43, par. 3e: Analysis and explanation of establishment expenses (multi-year depreciation) for the period.

A detailed Table of Establishment Expenses Changes is attached hereto (Table II).
Establishment expenses (multi-year depreciation) for 2004 are increased by the amount of € 679,025.49 which refers to final public notary fees for the transfer of properties by NBG in the 1991 – 1994 period.

Par.4 Equity Participations

Article 43a, par. 1 - b: Equity participations exceeding 10%.

These participations include:

TABLE OF EQUITY PARTICIPATIONS

COMPANY	PERCENTAGE
1. DIETHNIKI MUTUAL FUNDS S.A.	17,10%
2. METAL.BAUX. ELEFSINA	28,53%
3. DRAPETSONA FERTILIZERS	99,99%
4. ELEBME S.A..	21,34%
5. METALEFT. ENOSIS	74,69%

Article 43a par. 1-1e: Preparation of consolidated financial statements including the company's financial statements.

The NATIONAL BANK OF GREECE, with registered offices in Athens, Companies Reg. No.: 6062/06/B/86/01.

Par. 6 Share Capital

Article 43a, par. 1 - d: Share categories into which the share capital is divided

	Number	Par value	Total value
Common Registered Shares	634,074	88.04	55,823,874.96

Par. 7 Provisions and liabilities

Article 43a par. 1-1l: Present the calculation method for staff compensation provisions.

The total provision for staff compensation rises to € 352,573.45. This provision corresponds to 100% of the total compensation amount payable in case the company's total staff are released on 31/12/2004. The total amount charged to the results of this period is € 71,093.41

Par. 8 Suspense Accounts

Article 42e, par. 12: Analysis of sums in the suspense accounts titled: "Period's Income Receivable" and "Period's Accrued Expenses".

"Period's Income Receivable"		
- Accrued Interest	€	369.016,66

"Period's Income Receivable"		
- SOL S.A. fee	€	13.000,00
- Payable notary public fees		679.025,49
- Electricity (PPC)	€	820,21
- Telephone (OTE)	€	2.387,86
- Water (EYDAP)	€	180,00
- Rent amounts		3.760,68
- Insurance fees for Computers	€	25,00
Total	**€**	**699.199,24**

Par. 9 Memo Accounts

Article 42e, par. 11: Analysis of memo accounts to the extent this obligation is not covered by the information provided in paragraph 10 below.

FX VALUTA with an exchange rate of 1 €	€	782.512,98
Securities in bank custody (with an acc. rate of 1 €/piece)		14.563.966,00
Securities kept in the Company		300,00
Third-party cheques	€	220.102,71
Companies in liquidation		33,00
Beneficiaries of third-party property items	€	30.475.268,14
Guarantee accounts	€	33.373.647,79
Total	**€**	**79,415,830.62**

Par. 11 Fees, Advance Payments and Credits to Management Bodies

Article 43a par. 1-c as amended by article 3 of PD 32594: Management fees

1. Board fees	€	59.007,60
2. Board Chairman's fees	€	45.900,00
3. Board Vice Chairman's fees	€	13.800,00
4. Executive Bonuses	€	43.260,21
Total	**€**	**161.967,81**

Par.12 Results for the Year

Article 43a par. 1-h: Turnover per line of business and geographical markets. (Turnover as specified in article 42e, par. 15, item a)

TURNOVER		
- Income from the provision of services	€	230.335,46
- Income from the sale of property	€	12.763.628,79
- Income from property leases	€	487.296,77
- Income from credit interest	€	754.255,90
- Income from Delos tax-exempted mutual funds	€	1.197.513,46
Total	**€**	**15.433.030,56**

Article 43a par. 1-i: Average number of staff employed during the period and staff categories with total staff cost

1. Average staff number:		30
2. Average staff number per category:		30
- Administrative staff (employees) - persons:		30
- Workers:		0
- Total persons:		30
3. Staff fees and expenses		
- Administrative staff (employees):		
Wages:	€	507.074,05
Bonuses	€	13.976,01
Social charges and benefits:	€	141.857,40
Total	**€**	**662.907,46**

Article 42e, par. 15-b: Breakdown of extraordinary and non-operating income. Include breakdown when the amounts in the "extraordinary losses" and "extraordinary profits" are substantial, according to article 43 a, par. 1-m.

Breakdown of: Exceptional and non-operating income		
- Other Income	€	228,93
Total	**€**	**228,93**
Breakdown of: Income from unused prior period provisions		
- Portfolio valuation	€	50.632.690,37
- Income from unused prior period provisions	€	89.929,85
Total	**€**	**50.722.620,22**

Par. 13 Other Information

Article 43a par. 1-q: Such other information as required for an accurate representation of the actual status.

The audit fee for the period being closed is € 9,696.00.

- As regards other issues, the provisions of articles **42a par.3, 42b par.1, 2 & 4, 42e par.9 and par. 14 item.d., and 43 par.2, 5-d, 7b, 3c, 5e, 43a par.1, 1e και 42e par.10, 43a par. 1m, 1ji, 1-j, 1k, 1-p, m, n, 1-l, 1f και 43 par.4 item a and b** do not apply to the current 2004 period.

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
A. THOMOPOULOS	**A. KALYVIOTIS**	**X. ILIADIS**	**N. KALOUTSIS**

It is hereby certified that the above attachment comprising 7 pages (included the attached sheet) is the one specified in the audit certificate we provided on 24/1/2005.

Athens 25/1/2005
THE CHARTERED ACCOUNTANTS/AUDITORS

GEORGIOS VARTHALITIS — **DIMITRIOS IAKOVIDIS**

Reg. No. 10251 — **Reg.No. 13251**

SOL S.A - AUDITORS

TABLE I.

FIXED ASSET CHANGES

	ACQUISUTION VALUE 31/12/03	REVALUATION , LAW 2065/92	ADDITIONS	SALES - TRANSFERS	TOTAL ACQUISITION VALUE 31.12.04	DEPRECIATED UNTIL 31/12/03	REVALUATION DEPRECIATIONS LAW 2065/92	PERIOD'S DEPRECIATIONS	DEPRECIATIO N REDUCTIONS	TOTAL DEPRECIATIONS 31.12.04	NON-DEPRECIATED VALUE 31.12.04
a. Land	15.945.554,35	3.099.066,16	0,00	4.080.090,70	14.964.529,81						14.964.529,81
b. Buildings	20.429.535,98	721.364,83	8.586,26	4.814.062,62	16.345.424,45	3.153.198,80	125.734,64	168.572,47	1.518.581,31	1.928.924,60	14.416.499,85
c. Machinery	43,93			17,56	26,37	41,16		0,00	17,52	23,64	2,73
d. Transportation Means	44.925,78		21.475,64	2,26	66.399,16	27.866,56		7.275,16	2,27	35.139,45	31.259,71
e. Other Equipment	175.283,85		4.735,35	11.313,90	168.705,30	151.764,69		13.141,67	11.313,90	153.592,46	15.112,84
	36.595.343,89	**3.820.430,99**	**34.797,25**	**8.905.487,04**	**31.545.085,09**	**3.332.871,21**	**125.734,64**	**188.989,30**	**1.529.915,00**	**2.117.680,15**	**29.427.404,94**

TABLE II.

CHANGES IN ESTABLISHMENT EXPENSES

	ACQUISUTION VALUE *31/12/03*	ADDITIONS	DELETIONS	TOTAL ACQUISITION VALUE 31.12.04	DEPRECIATED UNTIL 31/12/03	PERIOD'S DEPRECIATIONS	DEPRECIATIO N *REDUCTIONS*	TOTAL DEPRECIATIONS *31.12.04*	NON-DEPRECIATED VALUE 31.12.04
a. Other Establishment Expenses	84.669,24	679.025,49	216,30	763.478,43	83.908,69	679.280,63	0,00	763.189,32	289,11
	84.669,24	**679.025,49**	**216,30**	**763.478,43**	**83.908,69**	**679.280,63**	**0,00**	**763.189,32**	**289,11**

TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004 OF
"DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY

In accordance with the provisions of Law 2190/1920 and especially with the provision of article 43α and the provisions that this article refers to, we provide the following information shown in the company's financial statements as of 31.12.2004.

1. Preparation and structure of financial statements according to law - Departures from legal requirements for true and fair presentation

(a) Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the clear presentation of the true and fair position, as required by the provision of par.2 of article 42α.

None

(b) Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None

(c) Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

(d) Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

(e) Article 42β par.4: Condensation of balance sheet accounts that correspond to Arabic numbers, as required by this provision.

None.

(f) Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current year.

An amount of € 3.785.639,81 which refers to Amounts owed by Greek Government was reclassified from the Assets account D.II.11 «Sundry Debtors» to the Assets account D.II.11a «Amounts Owed by Greek Goverment». The above amount refers to taxes which were paid in advanced.
An amount of € 473,68 which refers to Third Party Asset Items reclassified from the Assets Memo Account 1.«Third Party Assets Items» to the Assets account D.IV.3a «Third Party Asset Items at Current Deposits».
An amount of € 473,68 which refers to Third Party Asset Items was reclassified from the Liabilities account 1. «Beneficiaries of Asset Items» to the Liabilities account C.II.11a « Third Party Asset Items ».

2. Information concerning the asset valuation

(a) Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed Assets have been valued at cost including the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
   For the calculation of depreciation the highest coefficient per fixed asset is being used as arranged by the P.D. 299/2003.
2. No charge for impairment of assets was made during the year.
3. The shares of Societes Anonymes listed in the Athens Stock Exchange have been valued at the lower of cost and market value per unit. Market value was deemed equal to the average share price for the month of December 2004.
4. The unlisted shares of Societes Anonymes have been valued at cost, at the lowest per unit value between acquisition cost and book value as at 31.12 2003.
5. The Mutual Fund units "DELOS" have been valued at the lower of cost and market value per unit. Market value was deemed equal to the average net asset value for the month of December 2004, which calculated by "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY.
6. The Mutual Fund units "NBG SYNESIS SICAV" and "NBG INTERNATIONAL SICAV" have been valued at the lower of cost and market value per unit. Market value was deemed equal to the average net asset value for the month of December 2004, which calculated by the Fund Management Companies NBG LUXFINANCE HOLDING S.A. and NBG LUXEMBOURG HOLDING S.A. respectively.
7. The deposits of Synthetic Swaps have been valued at cost, while the accrued interest income and any exchange differences up to 31/12/2004 have been recorded in the account of "Accrued Income".

(b) Article 43α par.1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no claims/obligations in foreign currency as at 31.12.2004.

(c) Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None.

(d) Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par.7- c: Analysis of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

There are no inventories.

The following table contains the information required by the provision:

(amounts in €)	**Valuation 31/12/2004**	**Market value at 31/12/2004**	**Difference**
1. Common Listed Shares	3.343.701,03	3.523.344,80	**(179.643,77)**
2. Mutual Funds Units "DELOS"	15.271.212,26	15.733.478,13	**(462.265,87)**
3. Mutual Funds Units "NBG SYNESIS" SICAV	2.968.629,62	3.014.866,65	**(46.237,03)**
4. Mutual Funds Units "NBG INTERNATIONAL" SICAV	15.300.000,00	16.496.984,27	**(1.196.984,27)**
Total	**36.883.542,91**	**38.768.673,85**	**(1.885.130,94)**

(f) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

<u>**3. Fixed assets and pre-establishment expenses**</u>

(a) Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

I. FORMATION EXPENSES (amounts in €)	**COMPUTER SOFTWARE**
COST AS AT 31.12.2003	225.025,84
PURCHASES DURING THE YEAR 2004	13.991,54
WRITE OFF OF INTANGIBLE FIXED ASSETS	0,00
SALES DURING THE YEAR 2004	0,00
COST AT 31.12.2004	**239.017,38**
ACCUMULATED AMORTIZATION AS AT 31.12.2003	200.607,13
AMORTIZATION FOR THE YEAR 2004	17.652,72
AMORTIZATION REDUCTIONS DUE TO WRITE OFFS OF INTANGIBLE FIXED ASSETS	0,00
AMORTIZATION REDUCTIONS DUE TO SALE OF INTANGIBLE FIXED ASSETS	0,00
TOTAL ACCUMULATED AMORTIZATION AT 31.12.2004	**218.259,85**
NET BOOK VALUE AT 31.12.2004	**20.757,53**

II. TANGIBLE ASSETS (amounts in €)	MOTOR VEHICLES	FURNITURE & OTHER EQUIPMENT
COST AT 31.12.2003	11.370,30	995.501,01
PURCHASES OF YEAR 2004	0	31.316,78
WRITE OFF OF COST VALUE DUE TO DAMAGE OF TANGIBLE FIXED ASSETS	0,00	(63.163,69)
SALES OF YEAR 2004	0,00	0,00
COST AT 31.12.2004	**11.370,30**	**963.654,10**
ACCUMULATED DEPRECIATION AT 31.12.2003	1.199,81	578.820,18
DEPRECIATION OF YEAR 2004	1.650,00	132.152,50
DEPRECIATION REDUCTIONS DUE TO WRITE OFF OF TANGIBLE FIXED ASSETS	0,00	(63.127,23)
DEPRECIATION REDUCTIONS DUE TO SALE OF TANGIBLE FIXED ASSETS	0,00	0,00
TOTAL ACCUMULATED DEPRECIATION 31.12.2004	**2.849,81**	**647.845,45**
NET BOOK VALUE AT 31.12.2004	**8.520,49**	**315.808,65**

(b) Article 43 par. 5-d: Analysis of additional depreciation.

None.

(c) Article 43 par.5-e: Impairment of tangible assets.

None.

(d) Article 43 par.3-e: Analysis and clarification of formation expenses (capitalized expenditure) relating to this period.

These expenses relate to purchases of software amounting to € 13.991,54.

(e) Article 43 par.3-c: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installments payments and/or the year and revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

(f) Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

<u>4. Participations</u>

(a) Article 43α par.1-β: Participations in other companies exceeding 10% of share capital.

None

(b) Article 43α par β: (Has been added in conjunction with the article 3 of P.D. 326/1994) Participations in the capital of other companies, in which the Company is an unlimited liability partner.

None

(c) Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of NATIONAL BANK OF GREECE S.A. and are available at the headquarters of the parent company, 86, Aiolou Str., Athens.

5. Inventories

(a) Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

(b) Article 43α par.1-ι: Unrealized loss of current assets and reasons thereof.

The following table contains the information required by the provision.

I. SHARES LISTED ON THE ATHENS STOCK EXCHANGE (GREEK COMPANIES)

(amounts in €)		At 31.12.2004		
Shares	**Number**	**Cost**	**Market value art.43 par.6-βα L.2190/1920**	**Provision for impairment losses 31.12.2004**
1. Hellenic Stock Exchange Investments S.A. (Common Register Shares)	463.598	3.343.701,03	3.551.160,68	**0,00**
Total provision for impairment losses 31.12.2003				**256.572,09**
Reduction of the devaluation provision due to sales.				**113.881,86**
Amount of the devaluation provision that has to transfer to income from unused provisions as at 31.12.2004				**(142.690,23)**

II. UNLISTED SHARES IN NON GREEK COMPANIES

(amounts in €)		At 31.12.2004		
Shares	**Number**	**Cost**	**Market value art.43 par.6-βγ L.2190/1920**	**Provision for impairment losses 31.12.2004**
1. NBG LUXEMBOURG HOLDING S.A.	4	4.000,00	22.828,11	**0,00**
2. NBG LUXFINANCE HOLDING S.A.	4	4.000,00	58.449,55	**0,00**

III. GREEK MUTUAL FUND UNITS

(amounts in €)		At 31.12.2004		
Mutual Funds **Mutual Funds Units "DELOS"**	**Units**	**Cost**	**Market value art.43 par.6-ββ L.2190/1920**	**Provision for impairment losses 31.12.2004**
1. European Equities	11.482,374	50.000,00	51.221,72	**0,00**
2. International Equity	13.449,175	50.000,00	51.807,57	**0,00**
3. International Fixed Income	532.874,492	5.485.829,56	5.642.661,28	**0,00**
4. Strategic Investments International Balanced	632.355,820	6.485.382,70	6.691.778,99	**0,00**
5. Financial Foreign Fixed Income	95.970,211	1.000.000,00	1.001.919,41	**0,00**
6. Foreign Fixed Income Corporate Bonds	192.002,039	2.000.000,00	2.010.722,15	**0,0**
7. 'Syllogiko' Domestic Balanced	46.716,965	200.000,00	240.783,91	**0,0**
Total Devaluation Provision 31.12.2004				**0,0**
Accumulated Devaluation Provision 31.12.2003				**1.203,0**
Amount of the Devaluation Provision to be accounted 31.12.2004				**(1.203,09**

IV. NON GREEK MUTUAL FUND UNITS

(amounts in €)		At 31.12.2004			
Mutual Funds		Units	Cost	Market value art.43 par.6-ββ L.2190/1920	Provision for impairment losses 31.12.2004
Mutual Fund Units "NBG SYNESIS"					
1.	World Click Sub-fund / B	675,688	675.685,00	671.039,27[2]	**4.645,73**
2.	Alternative Strategy Sub-fund / B	633,931	700.000,00	697.590,35	**2.409,65**
3.	Arbitrage Sub-fund / B	1.448,314	1.600.000,00	1.641.794,27	**0,00**
					7.055,38
Mutual Fund Units "NBG INTERNATIONAL"					
1.	Income Plus Sub-fund / B	5.073,618	5.000.000,00	5.395.082,44	**0,00**
2.	Emerging Eurobond Sub-fund / B	1.001,121	1.000.000,00	1.063.791,17	**0,00**
3.	European All-stars Sub-fund / A	10,000	10.000,00	10.181,70	**0,00**
4.	European All-stars Sub-fund / B	3.239,672	3.090.000,00	3.298.472,05	**0,00**
5.	Hellenic All-stars Sub-fund / A	10,000	10.000,00	12.295,00	**0,00**
6.	Hellenic All-stars Sub-fund / B	90,000	90.000,00	110.648,70	**0,00**
7.	Socially Responsible Sub-fund / A	10,000	10.000,00	10.163,90	**0,00**
8.	Socially Responsible Sub-fund / B	1.147,551	1.090.000,00	1.166.359,36	**0,00**
9.	Strategic Bond Sub-fund / B	2.002,576	2.000.000,00	2.161.981,05	**0,00**
10.	Global Hedged Bond Sub-fund / B	2.003,200	2.000.000,00	2.155.182,78	**0,00**
11.	Financial World Sub-fund / B	1.327,474	1.000.000,00	1.064.103,16	**0,00**
					0,00
Total Devaluation Provision 31.12.2004					**7.055,38**
Accumulated Devaluation Provision 31.12.2003				**[1]**	**19.129,04**
Posting Devaluation Provision 31.12.2004					**2.409,65**
Write back of provision for Impairment losses as at 31.12.2004				**[1] – [2]**	**(14.483,31)**

6. Share capital

(a) Article 43α par.1-δ: Categories of shares.

The following table contains the information required by the provision.

(amounts in €)	Number of Shares	Par Value	Total Value
Common Registered Shares	200.000	3,00	600.000,00
Total	**200.000**	**3,00**	**600.000,00**

The contractual transfer of the Mutual Fund Management Company's shares without the approval of the Capital Market Committee is null, in the event that, by virtue of the transfer, the transferee acquires shares representing at least a percentage of ten per cent (10%) of the Mutual Fund Company's share capital. For the granting of the approval, the transferee's appropriateness is being estimated in order to assure the proper management of both the Mutual Fund Management Company and the mutual funds. Any transfer of Mutual Fund Management Company's shares, which is not subject to the above mentioned approval, is notified, without any delay, to the Capital Market Committee, the later being entitled to request any data regarding the shareholders and deemed to be necessary, in case where it considers that those shareholders may either directly or indirectly affect Mutual Fund Management Company's management.

(b) Article 43α par.1-γ: Shares issued during the period.

None issued.

(c) Article 43α par.1-ε & 42ε par.10: Issued securities and embedded rights.

None issued.

(d) Article 43a par.1-ιβ: Acquisition of treasury shares during the current period.

None acquired.

The following tables indicate share capital variations and list the company's shareholders.

I. SHARE CAPITAL VARIATIONS

(amounts in €)	Number of Shares	Share Capital
1. Initial Share Capital	10.000	29.347,03
2. Share Capital Increase (year 1992)	40.000	117.388,11
3. Share Capital Increase (year 1996)	50.000	146.735,14
4. Share Capital Increase due to the merger with "Ktimatiki Mutual Fund Management Company" (30.06.2000)	100.000	293.470,29
5. Share Capital Increase through capitalization of prior years' taxable extraordinary reserves (increase of the par value by the amount of 0,07 € per share)	0	13.059,43
Total	**200.000**	**600.000,00**

II. SHAREHOLDERS

(amounts in €)	Percentage %	Number of Shares	Share Capital
1. National Bank of Greece S.A.	81,00%	162.000	486.000,00
2. Ethniki Kefalaiou S.A.	17,10%	34.200	102.600,00
3. NBG BANCASSURANCE	1,90%	3.800	11.400,00
Total	**100,00%**	**200.000**	**600.000,00**

7. Provisions and Liabilities

(a) Article 42ε par.14 quotation d: Analysis of the account «Other provisions», if the amount is material.

None

(b) Article 42ε par.14 quotation a: Description of the method of calculation of staff terminology indemnity.

Provision for staff termination indemnity was increased to cover staff compensation due to termination or retirement. This increase in the provision amounts to € 144.312,00 and charged in the Profit and Loss Account for the year. The accumulated provision at 31.12.2004 amounted to € 884.252,97. The provision for personnel compensation is 100% of the maximum compensation.

(c) Article 43α par.1-ζ: Financial commitments arising from contracts etc, which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments of affiliated companies

None

(d) Article 43α par.1-ιβ: Potential material taxation liabilities for the current period and prior periods, provided that these are not included the liabilities or provisions.

None

(e) Article 43α par.1-στ: Long term liabilities over 5 years.

None

(f) Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and Accruals

(a) Article 42ε par.12: Analysis of the "Accrued Income" and "Prepaid Expenses Accounts".

The following table contains the information required by the legal provision.

ACCRUED INCOME	Balance as at 31.12.2004 (amounts in €)
1. Income from Synthetic Swaps	**149,29**

PREPAID EXPENSES	Balance as at 31.12.2004 (amounts in €)
1. Chartered Auditor's expenses	15.556,50
2. Electric Current expenses	9.788,40
3. Advertisement and Promotion expenses	16.604,20
4. Telecommunication expenses	3.029,78
5. Other prepaid expenses	594,24
Total	**45.573,12**

9. Off - Balance Sheet Items

(a) Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that they are not covered by the information of par.10.

In the "Items in custody and safekeeping" account the following amounts are included:
An amount of € 11,00 which represents the indicative value for six machineries for connection with BLOOMBERG and REUTERS as well as five assets that belong to NBG and serve the needs of the company.
An amount of € 5,00 which represents the indicative value for 5 cars.
In the Account "Bilateral agreements" are reflected the future obligations of the company that derive from leasing. The amount of those obligations is € 56.014,20 (tax included).
In the Account "Other memo accounts" the portfolio portions are shown (participations-securities) and analyzed in Part 5 "Inventories".

10. Guarantees Provided and Mortgages

(a) Article 42e par.9: Guarantees and mortgages provided by the company.

None

11. Fees, Advances and Credits to Management

(b) Article 43α par.1-ιc: (As amended by article 3 of P.D. 325/1994). Fees to members of management and directors of the company.

The following table contains the information required by the provision.

FEES AND CREDITS TO MANAGEMENT	Balance as at 31.12.2004 (amounts in €)
1. Gross Fees to the Chairman of the Board of Directors	187.163,07
2. Fees to members of the Board of Directors	29.480,00
3. Gross Fees to members of the Mutual Funds Investment Committee	28.496,08
4. Gross Fees to the General Manager	131.062,41
Total	**376.201,56**

(b) Article 43α par.1-ιc: Liabilities created or assumed for financial assistance purposes to members of management and directors leaving the company during the current period.

None

(c) Article 43α par.1-ιd: Advances and credits provided to members of management (members of the Board of Directors and managers).

None

12. Profit and Loss Account

(a) Article 43α par.1-η: Turnover by category of operations and geographical markets.

The Company's turnover amounts to 43.807.534,59 € and is analyzed in the following table:

TURNOVER OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY	Balance as at 31.12.2004 (amounts in €)
1. Fee income for managing Mutual Fund	90.520.402,30
2. Commission from the sale of Mutual Fund Units	3.083,09
3. Commission for the purchase of Mutual Fund Units	(46.838.446,27)
4. Commission from the exchange of Mutual Fund Units	122.495,47
Total Turnover	**43.807.534,59**

(b) Article 43α par.1-θ: Average number of persons employed during the period, their categories, and total staff cost. It must be noted that the "Management Personnel (officers)" includes salaried staff.

The following table contains the information required by the legal provision.

Average Management Personnel :	Number:	57
Salaries:	€	1.865.005,80
Social Security contributions:	€	462.455,18
Other staff benefits	€	334.957,25
Total	**€**	**2.662.418,23**

(c) Article 42e par.15-β: Analysis of the extraordinary and non-operating expenses and income.

The following table contains the information required by the legal provision.

1. EXTRAORDINARY AND NON-OPERATING INCOME	Balance as at 31.12.2004 (amounts in €)
* Other extraordinary and non-operating income	**1.097,40**

2. EXTRAORDINARY AND NON-OPERATING EXPENSES	
* Tax penalties and surcharges	41,19
* Other extraordinary and non-operating expenses	379,17
Total	**420,36**

3. EXTRAORDINARY LOSSES	
* Loss from damage of furniture and other equipment	36,46
Total	**36,46**

(d) Article 42e par.15-β: Analysis of the accounts "Prior year's income", "Income from prior year's provisions" and "Prior year's expenses".

The following table contains the information required by the provision.

1. PRIOR YEARS' EXPENSES	Balance as at 31.12.2004 (amounts in €)
* Employer's contribution of other funds of main and additional insurance of previous years	1.786,21
* Third Party Allowances	94.795,25
* Third Party Fees	1.079,04
* Promotion and Advertisement Expenses	4.503,48
* Taxes - Rates	4.321,02
* Other prior year expenses	2.086,60
Total	**108.571,60**
2. INCOME FROM PRIOR YEAR'S PROVISIONS	
* Unused provisions for impairment loss of participations and securities	**228.157,43**
3. PRIOR YEAR'S INCOME	
* Credit differences of Account 56.01	11.465,94
* Other prior year income	13.701,30
Total	**25.167,24**

13. Other information required by users of the accounts and to achieve a true and fair view

Article 43α par. 1-1ζ: Any other information considered necessary to fully update the shareholders and third parties and the presentation of the true and fair position.

From 29.03.04 the Company manages a new Mutual Fund: «DELOS PENSION BALANCED FUND»

The company has not been audited for the periods 2002, 2003 and 2004. Consequently, the tax liability for those three years has not yet been finalized.

Athens, February 23, 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE AUTHORIZED MEMBER & A' VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
N. MPERTSOS	J.FILOS	G. PAPOUTSIS	S. SAVAIDIS

TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
OF NATIONAL MANAGEMENT AND ORGANIZATION COMPANY
Reg. No. 6752/01 NT/B/86/394 REGISTER SA PREFECTURE OF ATHENS, SECTION OF SOUTH ATHENS
(in accordance with the provisions of articles of codified L. 2190/1920)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair view.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42a.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

Account balance of "Reserve for doubtful debts" is shown as minor amount from the accounts "Trade receivables", "Bills in delay", "Post-dated cheques receivable", "Cheques in delay", "Long term claims receivable in next period", "Doubtful debtors".

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such case.

Article 42β par.3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

Article 42β par.4: Condensation of balance sheet accounts that correspond to Arabic numbers, if necessary conditions exist.

None

Article 42β par.5: *Adjustments of prior year balances in order to render them comparable with the corresponding balances of* the current year.

There has been no such case.

2. Information regarding the valuation of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been valued at amortized cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.
2) No impairment loss was recognized during the year.
3) Participations and securities, time deposits excluded, have been valued at the lower of cost and market value. Market value was:
   - For shares listed in the Athens Stock Exchange, the average price for the month of December 2002.
   - For shares of Societes Anonymes not listed in the Athens Stock Exchange, their net asset position in their most recent audited balance sheet was used.

The following table contains relevant information about the valuation of securities as at 31 December 2004 (article 9, L.2286/1995).

BALANCES AS AT 31 DECEMBER, 2004

Participations	Number of Shares & Units of Trading	Cost Value		Market Value		Book Value	
		Item	Total	Item	Total	Item	Total
Listed securities (N.B.G.)	5.133	5,08	26.088,03	23,56	120.933,48	5,08	26.088,03
Non-Listed securities & participations "EΘNODATA SA"	33.330	2,93	97.813,65	2,97	98.990,10	2,93	97.813,65
Total			**123.901,68**		**219.923,58**		**123.901,68**

Article 43α par. 1-α: Translation into euro of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into euro at the official rate of the foreign currencies at 31.12.2004. There were no valuation foreign exchange differences. The resultant differences are recorded in the profit and loss for the year.

Article 43 par.2: Departure from the valuation methods and principles. Application of special valuation methods.

None

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None

Article 43 par.7-γ: Description of the difference between the valuation of securities and their market value, provided that it is material.

The book value of securities was € 123.901,68 with a total market value of € 219.923,58.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

TANGIBLE FIXED ASSETS ANALYSIS

COST VALUE	Buildings	Motor Vehicles	Furniture & other equipment	TOTAL
BALANCE 31.12.03	3.030.614,34	28.833,90	36.854.378,95	**39.913.827,19**
ADDITIONS 2004	338.728,23	3.402,54	4.322.106,55	**4.664.237,32**
BALANCE 31.12.04	3.369.342,57	32.236,44	41.176.485,50	**44.578.064,51**

DEPRECIATIONS	Buildings	Motor Vehicles	Furniture & other equipment	TOTAL
BALANCE 31.12.03	1.092.731,50	22.603,74	25.129.494,54	**26.244.829,78**
ADDITIONS 2004	405.283,31	1.894,81	6.787.276,56	**7.194.454,68**
BALANCE 31.12.04	1.498.014,81	24.498,55	31.916.771,10	**33.439.284,46**
NET BOOK VALUE 31.12.04	1.871.327,76	7.737,89	9.259.714,40	**11.138.780,05**

ANALYSIS OF INTANGIBLE ASSETS AND ESTABLISHMENT EXPENSES

COST VALUE	Intangible Assets	Establishment Expenses	TOTAL
BALANCE 31.12.03	715.034,13	17.966.420,46	**18.681.454,59**
ADDITIONS 2004	59.779,79	1.220.648,64	**1.280.428,43**
BALANCE 31.12.04	774.813,92	19.187.069,10	**19.961.883,02**

DEPRECIATIONS	Intangible Assets	Establishment Expenses	TOTAL
BALANCE 31.12.03	541.790,77	6.667.745,90	**7.209.536,67**
ADDITIONS 2004	83.463,38	4.826.397,00	**4.909.860,38**
BALANCE 31.12.04	625.254,15	11.494.142,90	**12.119.397,05**
NET BOOK VALUE 31.12.04	149.559,77	7.692.926,20	**7.842.485,97**

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provisions for the write-off of tangible assets.

None

Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized expenditure) related to this period.

Intangible assets by category as at 31.12.2004:		
Computer software	€	1.220.648,64

Article 43 par.3-γ: The amounts and accounting treatment of foreign exchange differences that arose in the current period, *on installments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.*

There has been no such case.

Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. Participations

Article 43α par.1-β: Participations in other companies in excess of 10% of share capital.

None.

Article 43α par.1-β which has been added in conjunction with the article 3 of P.D. 326/1994: Participation in the share capital of other companies (e.g. Private Companies, Limited Liability Companies) in which the S.A. is an unlimited liability partner.

There has been no such case.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A. and are available in the headquarters of the parent company, 86, Aiolou Str., Athens, Reg. No 6062/06/B/86/01.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories which deviate from the valuation principles of article 43, due to tax reasons.

None.

Article 43α par.1-ι: Differences from devaluation of current assets and reasons thereof.

None.

6. Share capital

Article 43α par.1-δ: Categories of shares of which the share capital consists.

The company's share capital consists of 6.622.940 ordinary shares, with a par value of 3 € each, and a total value of 19.868.820 €.

Article 43α par.1-γ: Issued shares during the period for share capital increase.

No issue of new shares.

Article 43α par.1-ε & 42ε par.10: Issued securities and embedded rights.

No issue of securities.

Article 43α par.1-ιστ: Acquisition of own shares during the current period.

No acquisition of treasury shares.

7. Provisions and Liabilities

Article 42ε par.14 quotation δ': Analysis of the account "Other provisions", if the amount is material.

The following tables contain the information required:

	Provisions for doubtful debts	Provisions for staff compensation *	Other provisions	TOTAL
BALANCE 31.12.03	497.784,35	273.184,00	117.388,11	**888.356,46**
ADDITIONS 2004	–	119.244,00	–	**119.244,00**
SUBTRACTIONS 2004	–	273.184,00	–	**273.184,00**
BALANCE 31.12.04	497.784,35	119.244,00	117.388,11	**734.416,46**

* **Article 43α par.1-ζ:** In accordance with the decision 205/88 by Legal Authorities of the State.

Article 43α par.1-ζ: Financial commitments arising from contracts etc. which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

Article 43α par.1-ιβ: Potential material taxation liabilities in respect of the current period and prior periods, provided that these are not shown in the liabilities or provisions.

The company has been tax audited for the periods 2001, 2002 & 2003. For these periods it has been resulted additional tax amount 419.098,00 €. This amount has been paid in full during this year. The company has not been tax audited for the period 2004. In spite of that the Management expects that there will not result significant amounts of additional tax due to this audit.

Article 43α par.1-στ: Long term liabilities over 5 years.

None

Article 43α par. 1-στ: Liabilities covered by mortgages.

None

8. Prepayments and Accruals

Article 42 ε par.12: Analysis of the accounts of "Prepaid Expenses" and "Accrued Expenses".

Prepaid Expenses

a)	Rental expenses	€	1.623,64
b)	Staff Insurance expenses	€	1.506,51
c)	Card holder Insurance Expenses	€	78.120,25
d)	Other expenses	€	468,33
	Total	**€**	**81.718,73**

Accrued Expenses

a)	Postal expenses	€	555.072,97
b)	Rental expenses	€	171.497,98
c)	Telecommunication	€	161.519,79
d)	Electricity and water supply expenses	€	4.707,77
e)	Other expenses	€	25.491,93
	Total	**€**	**918.290,44**

9. Off-Balance Sheet Items

Article 42 ε par.11: Analysis of the off-balance sheet items, to the extent to which this liability is not covered by the information of par.10.

The following accounts are held:

a)	Beneficiaries of third party assets held	€	**1.740,58**
b)	Guarantees and other securities (Concerns letters of guarantee received)	€	**1.890.623,81**
c)	Other off balance sheet accounts (Include the required by law accounts for monitoring fixed assets and their relevant VAT, five years from their initial purchase).	€	**226.566.889,91***
	Total	**€**	**228.459.254,30**

* The above accounts include the amount for transaction commissions due of € 2.135.783,21 with par value of € 163.176.955,00
(It refers to sales made up to 31.12.2004 but receipts will be collected by merchants within 2005 and correspondingly the commissions will be collected in 2005.)

10. Guarantees Provided and Mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None

11. Fees, Advances and Credits to Management

Article 43α par.1-ιγ: Fees to members of management and directors of the company.

The following table contains the information required by the provision.

a)	Fees to members of the Board of Directors	€	15.318,96
b)	Management fees	€	862.263,47
c)	Social Security contributions	€	208.255,29
	Total	**€**	**1.085.837,72**

Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to members of management and directors leaving the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits given to members of management (members of the Board of Directors and managers).

None

12. Profit and Loss Account

Article 43α par.1-η: Turnover by category of operations and geographical markets.

The Company's income amounts to € 84.408.016,01 and is analyzed in the following table

a)	Commissions from associated companies	€	18.132.791,09
b)	Income from services provision to NBG	€	64.870.541,34
c)	Income from services to Banks and third parties (POS transactions, PK publications)	€	1.073.462,93
d)	Income from promotion by EΘNOSHOPPING	€	194.744,31
e)	Income from customer accounts and other income	€	136.476,34
	Total	**€**	**84.408.016,01**

Article 43α par.1-θ: Average number of persons employed during the period, their categories, and total staff cost.

1)	Personnel: 395		
2)	Fees and expenses:		
	- Salaries	€	12.865.042,94
	- Social Security contributions	€	2.975.176,41
	- Other benefits and expenses	€	2.833.645,02
	Total	**€**	**18.673.864,37**

Article 42ε par.15-β: Analysis of the extraordinary and non-operating expenses and income, (accounts 81.00, 81.03, 81.01of the code of books).

a) Extraordinary and non-operating expenses		
- Exchange differences	€	2,75
- Commission differences and compensations of associated companies	€	56.466,53
- Other penalties	€	539,53
Total	**€**	**57.008,81**

b) Extraordinary income

- Income from the sale of furniture & other equipment	€	2.278,00
Total	**€**	**2.278,00**

c) Extraordinary and non-operating income

- Commission differences of associated companies	€	61.922,86
- Other income	€	3.221,05
Total	**€**	**65.143,91**

d) Extraordinary losses

- Other extraordinary losses	€	9.136,67
Total	**€**	**9.136,67**

Article 42ε par.15-β: Analysis of the accounts "Prior years' income", "Income from prior years' provisions" and "Prior years' expenses" (accounts 82.01, 84 and 82.00 of the code of books).

Prior year income

- Staff insurance premium returns	€	23.158,69
- Card holder insurance premium returns	€	48.199,70
- Other income	€	21.426,84
Total	**€**	**92.785,23**

Write back of provisions

- Unused provisions of staff termination indemnity.	€	273.184,00
Total	**€**	**273.184,00**

Prior year expenses

- VAT difference (PRO RATA 2003)	€	437.741,22
- Other expenses	€	9.871,42
Total	**€**	**447.612,64**

13. Other information required by users of the accounts in order to achieve a true and fair view

Article 43α par.1-ιζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

The National Management and Organization Company is a subsidiary of the National Bank of Greece SA. Between the parent and subsidiary companies there are intercompany transactions the most important of which is the income pricing from the company to NBG (contract from 07.01.2003).

The above clarifications are given in compliance to provisions of relevant Articles of L.2190/20 as it has changed with P.D. 409/86,as to the financial statements of the period ending 2003 to become clearer.

Athens, 21 January 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
IOAN. PEXLIVANIDIS	NIK. KAMMENOS	KONST. VITORATOU	GEOR. MPOURNIAS	NIK. TSIRIKOS

TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
OF "ETHNIKI LEASING S.A."
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Departure from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None

Article 42β par.1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory account.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

Such adaptations are shown in the balance sheet with the sign (a) or (b) after the Arabic numbers, which relate to the accounts of the Greek Chart of Accounts. This was mainly done in the accounts of leased assets in order to differentiate from the assets owned and used by the Company itself.

Article 42β par.4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current period.

None

Article 43β par.2 which was added to article 6 of P.D. 325/94: Exchange rate of the Greek drachma to EUR in case the annual financial statements were also published in EUR.

The financial statements of the current year (2004) and the previous year (2003) have been published only in euro.

2. Measurement of the cost of assets

Article 43α par.1-α: Asset valuation methods and calculation of depreciation and provisions for impairment.

The tangible assets were valued at acquisition cost, increased by additions and improvements and decreased by the depreciation provided by the Law.
Specifically:

a) The depreciation on assets owned and used by the company has been done according to article 31 of Codified Law 2238/1994, as currently in force, taking into account the relative Presidential Decree.
b) The depreciation on leased assets (with the reservation stated in paragraph 12ε of this Appendix) was calculated according to the term of the finance leases.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into euros and accounting treatment of exchange differences.

a) These are no receivables denominated in foreign currency.
b) The amounts owed (loans) denominated in foreign currency (CHF) were translated into euros on the basis of the official exchange rates of 31.12.04, as mentioned in the European Central Bank's Exchange Rates Bulletin prevailing at 31.12.04 and in accordance with article 28 par.7 of the Books and Records Code (P.D. 186/1992), as amended by article 7 of L. 2842/2000.
In accordance with this procedure credit important differences have not arisen. In addition accounting or credit foreign exchanges amounting to €163 thousand, which have been forecasted in the previous financial year.
It must be noted that the above mentioned loans have been hedged with lease contracts in foreign currencies.

Article 43 par.2: Departure from the valuation methods and principles. Implementation of special valuation methods.

None

Article 43 par.7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

There is no such case.

Article 43 par.7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There is no such case.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and with indication of the movement concerning the account "Revaluation differences".

There is no such case.

3. Fixed assets and formation expenses

Article 42ε par.8: Changes in fixed assets and formation expenses (capitalized expenditure).

At the end of this Appendix, there is one table containing the information required by this article and refers to tangible fixed assets and to formation expenses.

Article 43 par.5-δ: Analysis of additional depreciation.

None

Article 43 par.5-ε: Provisions for impairment of tangible fixed assets.

None

Article 43 par.3-ε: Analysis and clarification of the formation expenses (capitalized depreciation) relating to this period.

At the end of this Appendix, there is the table mentioned in 3a above with the information required by this article. It must be clarified that:
The "Expenses of acquiring leased real estate", which are listed in detail in a table at the end of this Appendix, relate to expenses of acquiring leased real estate, which will be depreciated evenly over the term of the finance lease.

Article 43 par.3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installment payments and/or the year end revaluation of loans, used exclusively for fixed asset acquisitions.

There are no such amounts.

Article 43 par.4 quotation α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

There are no such amounts.

4. Participations

Article 43α par.1-β: Participations in the capital of other companies at a percentage greater than 10%.

There are no such participations.

Article 43α par.1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The Company's financial statements are subject to consolidation with the financial statements of the NATIONAL BANK OF GREECE S.A., 86, Aiolou Str. ATHENS, Reg. No. 6062/06/B/86/01, as the Company is a member of the NBG Group. NBG is responsible for their publication.

5. Inventories

Article 43α par.1-ια: Valuation methods for inventories, which deviate from the valuation principles of, article 43, due to tax purposes.

There are no inventories.

Article 43α par.1-ι: Impairment losses in current assets and reasons thereof.

None

6. Share Capital

Article 43α par.1-δ: Categories of shares, of which the share capital consists.

	Number	Par Value	Total Value
Common Shares in EUR	900.000	29,35	26.415.000

Article 43α par.1-γ: Issued shares during the period for increasing the share capital.

Share capital has not increased.

Article 43α par.1-ιστ: Acquisition of own shares during the current period.

No acquisition of own shares.

7. Provisions and liabilities

Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

1) Provisions for non-performing loans moved as follows: (amounts in EUR thousands):

- Balance brought forward	4.932
- Write offs	-81
- Provision	1.740
Total	**6.591**

The as above mentioned amount appears in the Liabilities Acc "Other Provisions"	5.770
and negatively in Assets in Acc "Doubtful Debts"	821
Total	**6.591**

Article 43α par.1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

Article 43α par. 1-ιβ: Provision for material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not included in the liabilities or provisions.

The tax authorities have audited the Company until the period 2000.There are no known obligations of that kind apart from a difference with the Greek State amounting to € 2.305 thousand for which the Company was cleared by the Secondary Administrative Court. The State has appealed.

Article 43α par.1-στ: Long-term liabilities over 5 years.

None

Article 43α par.1-στ: Liabilities covered by mortgages.

None

8. Prepayments and accruals

Article 42ε par.12:

a) Analysis of the accounts "Accrued income" and "Prepaid expenses".

The "Prepaid expenses" of € 2.518 include expenses paid in the current period that relate to the next period and mainly refer to circulation fees

CAR, PC maintenance contracts, subscriptions and insurance costs

β) Analysis of the accounts "Deferred income" and "Accrued expenses".

"Deferred income" of € 5.964.280 relates to rentals received in the current period and will be earned in the next period.

The "Accrued expenses" of € 57.668 relate to expenses incurred in the current period which will be paid in the next period and are analyzed as:

Interest	14.496
Various operating expenses	43.172

9. Off-balance sheet items

Article 42ε par. 11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information in par. 10.

The off-balance sheet items are analyzed as follows (amounts in EUR thousand):

1)	Guarantees obtained from third parties	49.364
2)	Guarantees given to secure obligations	986
3)	Receivables as guarantee	41
4)	Non-performing receivables	1.209
5)	Disputed debtor balances	1.167
6)	Letters of credit (imports) on behalf of customers	455
7)	Customers' debts written off	2.143
8)	Differences from Tax Audit of period 1995	2.305
9)	Other memorandum Accounts	14.406

10. Guarantees provided and Mortgages

Article 42ε par.9: Guarantees and asset collaterals provided by the company.

There are no such amounts.

11. Fees, advances and credits to management

Article 43α par. 1-ιγ: Management fees and directors emoluments.

The fees amounted in to € 44.724 before tax.

Article 43α par.1-ιγ: Liabilities created or taken over for financial assistance to management members and directors, who left the company during the current period.

None

Article 43α par.1-ιδ: Advances and credits given to management members (Board of Directors and managers).

None

12. Profit and loss account

Article 43α par.1η: Turnover by category of operations and geographical markets (The turnover is considered as determined in the article 42ε par.15-quotation α').

The turnover (which is generated entirely from activities in Greece) is analyzed as follows (amounts in EUR thousand):

-	Rentals from vehicles and equipment	57.533
-	Rentals from properties	16.333
-	Proceeds from sale of vehicles and equipment (due to breach of contract)	1.950

Article 43α par.1-θ: The average number of persons employed in all the categories, during the period, including their total cost. It is clarified that the "Management personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

Average number of staff
Management personnel (officers) 25 persons
Staff costs (amounts in EUR thousand)

Salaries	721
Social sec. Contribut.	144
Other benefits	39

Article 42ε par.15β: Analysis of the most important extraordinary and non-operating expenses and income, namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par.1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1) The extraordinary and non-operating expenses include mainly the credit exchange differences that came out from the loan payments in foreign currency.
2) The extraordinary profits include entirely income from personnel subsidies through OAED.
3) The extraordinary and non-operating expenses include mainly "indemnity lessor" due to denounciation of the rental agreement of the previous offices rented by our Company.

Article 42ε par.15-β: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year expenses".

The balance "Prior year expenses" includes an amount of € 53 thousand which refers to bonuses of managers of the company of the previous period and other expenses of € 9 thousand.

Article 43ε par.1-ιζ: Any other information required by specific provisions of legislation in force.

On the basis of legislation in force, the company depreciates the leased assets for contracts issued since 1/1/96 and thereafter, evenly over the terms of the lease. In contrast, as far as the financial lease contracts issued until 31/12/95 are concerned, the company depreciates the leased assets, which will become the property of the lessee after the end of the lease period, in accordance with the rates provided by the tax legislation. The lease term is not taken into consideration. Hence, for the above leases (dated prior to 31/12/95) no reconciliation exists between the income generated from the lease and the cost (namely the depreciation), as required by the provisions of the Codified Law 2190/1920. It has to be noted that the existing as today in the Portfolio contracts of that kind are of negligent amount.

Article 43α par.1-ιζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

1) The Company's long-term liabilities relate to bonds duration three to five years.
2) Of the short-term obligations to the Bank, amount of 1.622 thousand, referring to the loan in foreign currency (CHF) .
3) The Company's leased real estate is included in a detailed table at the end of this Appendix.
4) In the available account of " current account and time deposit " includes deposit "Repos" amount of €56 million. This amount will be used to finance a new leasing agreement for a real estate at the beginning of the year 2005.

Athens, 16 February 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR & VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS	ALEXANDROS G. TOURKOLIAS	TILEMACHOS A. PALEOLOGOS	NIKOLAOS D. DIMITROPOULOS

The above appendix, consisting of eight (8) pages and two (2) tables, is the same as the one mentioned in the Auditor's Report dated 17 February 2005.

Athens, 17 February 2005

The Certified Public Accountant Auditor

Epaminondas H. Giouroukos
Reg. No (ICPA(GR)): 10351
Deloitte & Touche S.A.

SCHEDULE OF REAL ESTATE OWNED BY THE COMPANY AS AT 31 12 2004

REAL ESTATE ADDRESS	DATE OF ASQUISITION OF REAL ESTATE	S.M. OF LAND	PERCENTAGE OF JOINT OWNERSHIP OF LAND	S.M. OF BUILDING	TOTAL COST OF ACQUISITION€	DESCRIPTION OF REAL ESTATE
54 AIGIALIAS, PARADISOS AMAROUSIOU	Jun-99	1.450,27	210o/oo	321,5	565.460	GROUND FLOOR STORE WITH UPPER LEVEL
282 E. BENIZELOU &102-108 EYRIPIDOU, TZITZIFIES, KALLITHEA	Jul-99	3.050,34	1000o/oo	7052,34	7.819.836	HORIZONTAL OWNERSHIP (OFFICES) AND PARKING AREA
3-5 GRAVIAS & 1-3 METHONIS, ATHENS	Dec-99	369,50	451,52o/oo	1359,93	1.081.340	STORE (GROUND FLOOR WITH A BASEMENT) & STOREROOM HORIZONTAL OWNERSHIP
8 LEONIDIOU & 17-19 KALLERGI, METAXOURGIO, ATHENS	Jan-00	216,34	200o/oo	391,57	246.849	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
10 LEONIDIOU, METAXOURGIO, ATHENS	Jan-00	185,11	564o/oo	207,03	184.532	GROUND FLOOR STORE-OFFICE WITH BASEMENT
21 KALLERGI, METAXOURGIO, ATHENS	Jan-00	312,86	534o/oo	754,845	588.620	THREE STOREY BUILDING WITH A BASEMENT
50-52 BENIZELOU, EGNATIAS & KLEISOURAS, THESSALONIKI	Apr-00	428,01	56,40o/oo	441,4	505.491	8th FLOOR HORIZONTAL OWNERSHIP (OFFICE)
1 FRAGON & 13 K. MOSKOF, STRATIGOU SFETSOU, THESSALONIKI	Jun-00	919,10	1,95o/oo	148,52	381.955	DIVIDED STOREROOM AT THE BASEMENT
25 ETHNIKIS ANTISTASEOS & GEORGIOU ZLATKOU, SERRES	Jun-00	462,00	20o/oo	64,6	170.078	TWO GROUND FLOOR HORIZONTAL OWNERSHIPS (STORES) AND A BASEMENT STOREROOM
35 GRIGORIOU LAMPRAKI & ANDREA LAZARAKI, GLYFADA	Jun-00	469,07	140o/oo	118	865.506	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
SPETSON ST. (LOCATION KOTOVAGIA OR PALOURIA), PARALIAS COMMUNITY, PATRA	Aug-00	2.763,97	1000o/oo	1204,6	211.479	GROUND FLOOR MANUFACTURING PLANT
17 28th OKTOVRIOU & 17 VERANZEROU	Nov-00	255,50	1000o/oo	2635,5	5.351.088	HORIZONTAL OWNERSHIP MULTI-STOREY STORE
150 TATOIOU, METAMORFOSI	Dec-00	8.220,58	100o/oo	5783	3.058.469	OFFICES AND STOREROOMS
85 17th NOEMVRIOU (PYLAIAS), THESSALONIKI	Dec-00	8.138,10	38,39o/oo	376,84	148.656	GROUND FLOOR AND BASEMENT PROFESSIONAL SPACE
54 TRYFONOS MITSOPOULOU, PIRAEUS	Apr-01	271,47	134o/oo	316	361.728	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
8 POLYFIMOU, KOMOTINI	Apr-01	472,03	85o/oo	121,85	141.732	GROUND FLOOR STORE WITH UPPER LEVEL
142 CHAR. TRIKOUPI & KOMNINON, ATHENS	Apr-01	174,38	210o/oo	176,25	144.382	GROUND FLOOR STORE WITH UPPER LEVEL
VIPE SINDOU THESSALONIKIS	Jul-01	7.250,00	1000o/oo	4729,25	631.994	MANUFACTURING BUILDING BLOCK
15 MPAKATSELOU, THESSALONIKI	Jul-01	175,04	80o/oo	65	128.623	6th FLOOR APARTMENT (C CAVITY) OF MULTI-STOREY PRESERVED BUILDING
8-10 SACHTOURI-EYRIPIDOU-EYMORFOPOULOU, LOCATION PSIRI	Sep-01	522,00	44o/oo	143,72	81.499	HALL (STOREROOM)
MESSARIA (KALLISTIS MUNICIPALITY), THIRAS	Sep-01	4.332,47	1000o/oo	959	522.664	TWO STOREY BUILDING WITH BASEMENT STOREROOMS
VIPE SINDOU THESSALONIKIS	Sep-01	1.944,00	1000o/oo	640	202.219	HANDICRAFT SPACE
28 KAPODISTRIOU, TRIKALA	Nov-01	662,81	423,5o/oo	71	94.470	APPARTMENT-OFFICE
8-10 TSIREON, MAKRIGIANNI, ATHENS	Nov-01	540,95	203 o/oo	619,36	1.326.470	TWO FOURTH FLOOR OFFICES AND 28 PARKING PLACES
54 KATSADONI & PAPADIAMADI, KORDELIO, THESSALONIKI	Nov-01	1.572,60	395,8 o/oo	1545,37	1.578.487	GROUND FLOOR STORE WITH A BASEMENT, 11 PARKING PLACES AND THE RIGHT TO USE A FLOOR APPARTMENT
8-10 TSIREON, MAKRIGIANNI, ATHENS	Dec-01	540,95	201 o/oo	940,16	1.162.852	FIFTH FLOOR OFFICE, SIXTH FLOOR (MECHANICAL), 18 PARKING PLACES AND USE OF UNCOVERED SPACES ANI STOREROOMS
4 ADROUTSOU, MAROUSI	Dec-01	547,44	210 o/oo	127,6	166.378	FIFTH FLOOR HORIZONTAL OWNERSHIP WITH PARKING PLACE AND STOREROOM
111 DEKELIAS & ANDRIANOPOULEOS, NEA PHILADELPHIA	Jan-02	780,70	69 o/oo	128,5	95.463	THIRD FLOOR HORIZONTAL OWNERSHIP (MEDICAL OFFICES)
43, TSIMISKI & 38, B. IRAKLIOY THESSALONIKI	Mar-02	4.211,80	153 o/oo	228,58	930.257	SECOND FLOOR HORIZONTAL OWNERSHIP (3 stores)
LOCATION MEGALI RAHI, INOFYTA, VIOTIA	May-02	77.492,94	1000 o/oo	2623	445.382	LAND WITH BUILDING BLOCK CONSISTING OF 4 ITEMS
8, POLYFIMOY, KOMOTINI	Jun-02	472,03	89 o/oo	148	129.250	GROUND FLOOR STORE WITH UPPER LEVEL
LOCATION TALAMPAZ, GIANNITSA	Jun-02	15.702,94	1000 o/oo	4455,54	856.296	LAND WITH BUILDING BLOCK
70, ETHNIKIS ANTISTASEOS, 2, OTHONOS & 13, AGAMEMNONOS	Jun-02	3.926,42	127,16 o/oo	549	119.559	GROUND FLOOR STORE WITH BASEMENT AND PARKING
LOCATION FOTO, KYRA VRISI, LOUTRAKI KORINTHIAS	Jun-02	4.058,00	1000 o/oo	286,4	391.645	LAND WITH BUILDING BLOCK
20 PATISSION & VERANZEROU, ATHENS	Jul-02	683,60	53,85o/oo	557	794.788	APPARTMENT IN THE 5TH FLLOR
28TH OCTOBER No 38, IOANNINA	Dec-02	847,34	1000 o/oo	2982,89	3.143.114	PLOT WITH FOUR FLOORS BUILDING
MAZARAKI, KAVALAS, IOANNI KOLETI & DIMOKRATIAS, THESSALONIKI	Dec-02	5.818,50	19,17 o/oo	384	1.295.261	STORE
8, ALEXANDRIAS LOCATION HATZI TEPE, LARISSA	Dec-02	427,60	1000 oo/o	406	123.217	GROUND FLOOR WITH STORAGE SPACE
2, IAKOVAKI & ZAPPA, TRIKALA	Dec-02	264,25	185 o/oo	140,25	102.750	TWO VERTICAL PROPERTIES WITH BASEMENT STORAGE SPACE
6, POULIOU STR., AMPELOKIPI, ATHENS	Jan-03	1.777,00	1000o/oo	9275,2	28.363.892	SIX FLOOR BUILDING w UNDERGROUND PARKING

SCHEDULE OF REAL ESTATE OWNED BY THE COMPANY AS AT 31-12-2004

REAL ESTATE ADDRESS	DATE OF ASQUISITION OF REAL ESTATE	S.M. OF LAND	PERCENTAGE OF JOINT OWNERSHIP OF LAND	S.M. OF BUILDING	TOTAL COST OF ACQUISITION€	DESCRIPTION OF REAL ESTATE
ETHNIKIS AMINIS & ANASTASIOU MAKRI, DRAMA	Feb-03	1.857,04	28,88 o/oo	122,65	168.329	GROUND FLOOR STORE WITH BASEMENT
56, VRILISSOU & 6, DOUMA, ATHENS	Mar-03	386,49	1000 o/oo	1449,7	1.358.374	TWO FLOOR BUILDING
ECHEDOROU MUNICIPALITY NEAS MAGNISIAS	Apr-03	27.387,00	1000 o/oo	3515,59	852.072	BASEMENT INDUSTRIAL BUILDING
66, VASS. SOFIAS AVE, ATHENS	Apr-03	560,00	67 o/oo	184,3	481.758	GROUND FLOOR SHOP & BASEMENT STORAGE PLACE
70, PATISSION STR. & KOTSIKA, ATHENS	Apr-03	446,50	185 o/oo	287,13	1.279.820	GROUND FLOOR SHOP & BASEMENT
3, KIFISSIAS AVE., ATHENS	May-03	1.280,58	4 o/oo	61,28	99.512	UNDERGROUND PARKING
ATHANASIOU DIAKOU & PAPANIKOLI, THESSALONIKI	Jul-03	373,00	138o/oo	421,17	137.822	STORE
54, IPATIS STR., PERISTERI	Jul-03	229,06	1000o/oo	586,75	102.560	PLOT w 2 FLOOR BUILDING
357, ACHARNON 357 & KAFTATZOGLOU, ATHENS	Jul-03	572,00	151,86o/oo	706	857.874	GROUND FLOOR SHOR w BASEMENT & UPPER LEVEL
ALEXANDROU PAPANASTASIOU, LIDIAS & TOMARA, THESSALONIKI	Jul-03	1.471,22	0,832o/oo	59,98	149.832	1ST FLOOR OFFICE NO 6
ALEXANDROU PAPANASTASIOU, LIDIAS & TOMARA, THESSALONIKI	Jul-03	1.471,22	0,767o/oo	56,27	163.147	1ST FLOOR OFFICE NO 5
KIFISSIAS AVE., ALEXANDRAS AVE. & THEOFANOUS STR., ATHENS	Aug-03	2.439,85	31,89 o/oo	2429	8.652.082	OFFICES & STORES IN 2ND AND 3RD FLOOR WITH A PARKING
11, FRAGON & 2, ORFANIDOU, THESSALONIKI	Dec-03	337,13	67,24o/oo	167,02	131.240	5TH FLOOR OFFICES
5-7, DODEKANISSOU STR., THESSALONIKI	Dec-03	759,29	1,81o/oo	117,6	143.984	4TH FLOOR OFFICES
MPAFI TATOI, KOKKINIA LOCATION, KRIONERI ATTICA	Dec-03	11.030,00	1000o/oo	8831,64	12.231.707	INDUSTRIAL PREMICES
46, MARKOU MPOTSARI, ASPROCHOMATA LOCATION, AG. I. RENTIS, ATTICA	Dec-03	7.300,14	1000o/oo	14620,45	7.656.228	2 FLOOR BUILDING
38, MPOUMPOULINAS & 160, GRIG. LAMPRAKI, PIRAEUS	Dec-03	2.067,36	1000o/oo	8277,74	35.610.344	4 FLOOR STORE WITH TWO UNDERGROUND PARKING PLACES AND AN UNDERGROUND STORAGE PLACE
174, SIGGROU AVE., & KALAFATI STR., KALLITHEA	Dec-03	914,49	1000o/oo	2269,7	5.405.857	6 FLOOR BUILDING WITH 3 UNDERGROUND PARKING PLACES
MARAGOPOULOU & LISIOU, PATRA	Dec-03	1.270,00	1000o/oo	1969,6	2.448.400	4 FLOOR BUILDING AND BASEMENT
VENIZELOU & MILTIADI GEORGIOU, XANTHI	Dec-03	520,00	62,20o/oo	153,5	83.729	APPARTMENT IN 3RD FLOOR
51, KORAI STR., MOSCHATO	Dec-03	2.015,40	232o/oo	1142,86	1.639.496	IST FLOOR OFFICES
ANT. TRITSH 32, THESSALONIKI	May-04	1.221,31	29,06 o/oo	47,40	116.353,59	GROUND FLOOR SHOP WITH PARKING AT THE FRONT
SITUATED ON THE ROADS ETHNIKIS ANTISTASEOS, BOUBOYLINAS	May-04	4.843,98	11,1o/oo	63,20	567.294,06	INDIPENDENT AND DEVITED SECOND FLOOR OFFICE NUMBERD B5
THESI NEO MONOPATI PERIVOLI THIVAIOY AND ON THE ROAD VIOLETAS 3-5,DHMOS AXARNON	Jun-04	5.680,00	100 o/oo	2.080,00	1.380.742,60	PARCEL WITH INDUSTRIAL BUILDING
ARNAIA XALKIDIKHS	Jul-04	239,57	140 o/oo	70,00	98.086,50	FLOOR SHOP
MOLOS LOKRIDES THESI PLYSTRES	Jul-04	9.915,00	100 o/oo	2.140,26	262.817,83	BLOCK OF BUILDINGS FURNITURE INDUSTRIAL-HANDICRAFT
PERIOXH PATRIARXIKO DHMOS PYLAIAS THESSALONIKI	Aug-04	6.843,00	36 o/oo	1.827,00	1.950.571,43	UNDERGROUND AND DROUND AREA OF THREE FLOOR STRUCTURE
PORTO RAFTI 4 MARKOPOULO MESOGEION	Okt-04	303,90	192,55o/oo	110,05	229.707,66	SHOP WITH UNDERGROUND STORE
MENELAOU & PENTELIS AV.	Okt-04	1.364,00		1.030,00	3.662.216,72	SHOP WITH UNDERGROUND STORE AND PARKING
FARSALON 10-12	Nov-04	1.584,33	45,82o/oo	131,14	183.905,38	THIRD FLOOR OFFICE
KORINTHOU 208, PATRA	Nov-04	330,00	63,77o/oo	146,28	150.231,12	FOURTH FLOOR OFFICE
3, MESSOLOGIOU STR., METAMORFOSI ATTIKIS	Dec-04	907,03	100 o/oo	2.236,88	2.555.676,18	5 FLOOR OFFICES-SHOPS STRUCTURE WITH UNDERGROUND
TERTSETH, KYRIAZH, PAPAFLESSA AGRINIO	Dec-04	4.462,01	100 o/oo	9.194,77	14.249.142,05	2 FLOOR SHOP WITH 2 UNDERGROUNDS AND PARKING
KONSTANTINOUPOLEOS 299-301-303,THESSALONIKI	Dec-04	2.003,22	64,515 o/oo	291,54	725.296,48	GROUND SHOP WITH UNDERGROYND STORE AND PARKING
KIFISSIAS AV. 66, MAROUSI	Dec-04	8.300,00	998,5 o/oo	10.539,20	81.375.910,78	BLOCK OF BUILDINGS
OIKISMOS AMISIANON ELEFTHEROUPOLI KAVALAS	Dec-04	3.875,00	100 o/oo	502,50	140.000,00	GROUND INDUSTRIAL BUILDING WITH UNDERGROUND

TABLE OF INTAGIBLE ASSETS

COSTS	COST 1/1/2004	ADDITIONS	ARRANGEMENTS - TRANSPORTATION	DISPOSALS	COST 31/12/2004
ESTABLISHMENT COSTS	489.988	615			490.603
GOODWILL					0
OTHER INTANGIBLE ASSETS	8.068.658	2.747.183		(139.757)	10.676.084
TOTAL	**8.558.647**	**2.747.798**	**0**	**(139.757)**	**11.166.687**

DEPRECIATIONS	ACCUMULATED DEPRECIATION 1/1/2004	DEPRECIATION FOR THE YEAR	ARRANGEMENTS - TRANSPORTATION	REDUCTION DUE TO DISPOSALS	ACCUMULATED DEPRECIATION 31/12/2004
ESTABLISHMENT COSTS	463.377	11.203			474.580
GOODWILL					0
OTHER INTANGIBLE ASSETS	2.110.938	888.276		(139.757)	2.859.457
TOTAL	**2.574.315**	**899.479**	**0**	**(139.757)**	**3.334.036**

TABLE OF FIXED ASSETS

COSTS	COST 1/1/2004	ADDITIONS	WRITE-OFFS - RECLASSIFICATION	DISPOSALS	COST 31/12/2004
LAND	35.525.763	48.962.807		0	84.488.570
BUILDINGS	106.526.624	59.346.155		(848.937)	165.023.842
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	34.808.426	11.242.526	(33.427)	(4.863.064)	41.154.461
MACHINERY	136.427.084	34.330.265	(25.415)	(17.129.500)	153.602.434
MOTOR VEHICLES	45.679.770	21.175.299		(9.134.232)	57.720.837
FIXED ASSETS IN PROGRESS AND ADVANCES	2.434.498	2.309.363	(2.434.498)		2.309.363
TOTAL FIXED ASSETS	***361.402.165***	***177.366.415***	***(2.493.340)***	***(31.975.733)***	***504.299.507***

DEPRECIATIONS	ACCUMULATED DEPRECIATION 1/1/2004	DEPRECIATION FOR THE YEAR	WRITE-OFFS - RECLASSIFICATION	REDUCTION DUE TO DISPOSALS	ACCUMULATED DEPRECIATION 31/12/2004
BUILDINGS	9.576.111	10.167.850		(848.936)	18.895.025
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	16.490.701	8.409.440		(4.896.070)	20.004.071
MACHINERY	61.041.608	30.935.105		(17.154.915)	74.821.798
MOTOR VEHICLES	17.624.066	12.752.002		(9.134.232)	21.241.836
TOTAL FIXED ASSETS	***104.732.486***	***62.264.397***	***0***	***(32.034.153)***	***134.962.730***

TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2004 OF
ETHNIKI MUTUAL FUNDS
Ag. Theodoron Square No 2, 105 61 Athens, tel. 2103695365 fax 2103695368
Reg. No 29698/06/B/93/012

The information and explanations provided in this Appendix are in accordance with the provisions of articles 42α, 42β, 42ε, 43 and 43α of Law 2190/1920 for the Balance Sheet and the Profit and Loss Account as at 31st December 2004.

§1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

(a) Article 42α § 3: Deviation from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of §2 of this article.

None.

(b) Article 42β § 1: Deviation from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None.

(c) Article 42β § 2: *Recording of an element in a special account that is related to more than one obligatory accounts.*

There has been no such situation.

(d) Article 42β § 3: Adaptation of the structure and names of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

(e) Article 42β § 4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None.

(f) Article 42β § 5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the current period.

None.

§2. Management of cost of assets

(a) Article 43α § 1-α: Asset cost measurement valuation methods and calculation of depreciation and provision for impairment losses.

There are no assets.

(b) Article 43α § 1-α: Translation into euros of assets and liabilities denominated in foreign currencies (FX) and accounting treatment of exchange differences.

There are no assets.

(c) Article 43 § 2: Departure from the cost measurement methods and principles. Implementation of special measurement methods.

None.

(d) Article 43 § 7-β: Change in the method of calculation of the acquisition cost or the production cost of inventories and securities.

There has been no such situation.

(d) Article 43 § 7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There has been no such situation.

(e) Article 43 § 9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and of the movement of the account "Revaluation differences".

None.

§3. Fixed assets and formation expenses

(a) Article 43ε § 8: Changes in fixed assets and formation expenses (capitalized expenditure).

None.

(b) Article 43 § 5-δ: Analysis of depreciation charge.

None.

(c) Article 43 § 5-ε: Provisions for devaluation of tangible fixed assets.

None.

(d) Article 43 § 3-ε: Analysis and clarification of formation expenses (capitalized depreciation) relating to this period.

None.

(e) Article 43 § 3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on payments and/or the year end measurement of loan for loans balances, used exclusively for fixed asset acquisitions.

None.

(f) Article 43 § 4 quotation α' & β': Analysis and clarification of "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

None.

§4. Participations

(a) Article 43α § 1-β: Participations in the capital of other companies at a percentage greater than 10%.

None.

(b) Participations in other the capital of companies capital in which the company is an unlimited liability partner.

None.

(c) Article 43α § 1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

§5. Inventories

(a) Article 43α § 1-ια: Valuation methods for inventories, which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

(b) Article 43α § 1-ι: Impairment losses on current assets and reasons thereof.

None.

§6. Share Capital

(a) Article 43α § 1-δ: Categories of shares.

	Number	Par Value	Total Value
Common Shares	400.000	2,93	1.172.000,00

(b) Article 43α § 1-γ: Issued shares during the period.

There has been no such situation.

(c) Article 43α § 1-ε and 42ε § 10: Securities issued and rights attached.

There has been no such situation.

(d) Article 43α § 1-ιστ: Acquisition of treasury shares during the current period.

None.

§7. Provisions and liabilities

(a) Article 42ε § 14 quotation δ': Analysis of the account "Other provisions", if the amount is material.

None.

(b) Method of calculating provision for staff compensation in the event of termination of employment according to **article 43α § 1-ιζ.**

None.

(c) Article 43α § 1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None.

(d) Article 43α § 1-ιβ: Potential material tax liabilities and tax liabilities the current of the current or prior years that may result from tax audits that may not included in liabilities or provisions.

None.

(e) Article 43α § 1-στ: Long-term liabilities due in more than 5 years.

None.

(f) Article 43α §1-στ: Collateralized liabilities.

None.

§8. Prepayments and accruals

- Article 42ε § 12: Analysis of the accounts "Accrued income" and "Accrued expenses".

None.

§9. Off-balance sheet items

- Article 42ε § 11: Analysis of off-balance sheet items, to the extent they are not covered by information in § 10.

None.

§10. Guarantees provided and Collaterals.

- Article 42ε § 9: Guarantees and collaterals provided by the company.

None.

§11. Fees, advances and credits to management

(a) Article 43α 1-ιγ, which was reformed by article 3 of P.D. 325/1994: Management fees and director's emoluments.

None.

(b) Article 43α § 1-ιγ: Liabilities created or assumed to provide financial assistance to members of management and directors, who left the company during the current period.

None.

(c) Article 43α § 1-ιδ: Advances and credits given to management members (Board of Directors and managers).

There has been no such situation.

§12. Profit and loss account

(a) Article 43α § 1-η: Turnover by category of operations and geographical markets (The turnover is determined by the article 42ε §15 quotation α').

Income from provision of accounting services to NBG subsidiaries: NATIONAL BANK OF GREECE S.A., HELLENIC TOURIST CONSTRUCTIONS S.A.. GRAND HOTEL SUMMER PALACE of €2.700,00

(b) Article 43α § 1-θ: Average number of persons employed in all categories, during the period, including total staff cost. It is noted that "Management personnel (officers)" includes the salaried staff, while "Technical working personnel" includes daily wages paid.

1) Average number of persons employed:		1
2) Average number of employed by category:		
- Management personnel (officers):		1
3) Staff costs:		
- Management personnel (officers):		
Salaries	€	30.185,55
Employers' contribution	€	8.470,02
Personnel training expenses	€	0,00
	€	38.655,57

(c) Article 42ε § 15-β: Analysis of extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income" accounts. If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α § 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

None.

(d) Αρθρο42ε § 15-β: Analysis of "Prior year income", "Write back of provisions" and "Prior year expenses" accounts.

Prior year expenses amount to € 72.770,84.
Board of Directors Minutes of 21.6.2004 refers to the write-off of an old claim (commissions on mutual fund management 1994-98) of NBG from NATIONAL TEMPLETON AEDAK as it was previously named.

§13. Other information required for the users of the accounts to acquire of true and fair vice

- Article 43α § 1-ιζ: Any other information considered necessary for users of the accounts and the presentation of the true and fair vice.

Not required.

Athens, 1 February 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS & MANAGING DIRECTOR	THE VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE FINANCIAL ACCOUNTANT
NIKOLAOS BERTSOS	IOANNIS KYRIAKOPOULOS	PANAGIOTIS POTIRIS

It is certified that the above Appendix, consisting of six (6) pages, is the same as the one mentioned in the Auditors' Report dated 9 February 2005

Athens, 9 February 2005
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITOR

VASSILIOS DION. PAPAGEORGAKOPOULOS
Reg. No ICPAG 11681
S.O.L. S.A.

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2004 OF
NBG VENTURE CAPITAL
(Reg. No 44736/01/B/99/703)
6th FINANCIAL YEAR (1 JANUARY 2004 - 31 DECEMBER 2004)
(in accordance with the provisions of Codified Law 2190/1920, as currently in force)

1. Preparation and structure of the financial statements according to Law - Departures due to the principle of presentation of the true and fair position.

Article 42α par.3: Deviation from the relevant legal provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of a true and fair vice as required by the provision of par. 2 of this article.

None.

Article 42β par.1: Deviation from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None.

Article 42β par.2: Recording of an element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

Article 42β par.3: Adaptation of the structure and names of the accounts with Arabic numbers when it is required by the special nature of the business.

There has been no such situation.

Article 42β par.4: Condensation of Balance Sheet Accounts with Arabic numbers, as required by this legal provision.

None.

Article 42β par.5: Adjustments of prior year balances in order to render them uniform and comparable with the corresponding balances of the year ended 31.12.2004.

None.

2. Information regarding the measurement of cost of assets

Article 43α par.1-α: Asset measurement methods and calculation of depreciation and provisions for impairment.

All of the fixed assets were valuated at their acquisition value minus the statutory depreciation rates.

A case for provisions for devaluation did not occur. There has been no such situation.

Article 43α par.1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into € and accounting treatment of exchange differences.

1. The liabilities in foreign currencies were denominated into EURO with the rate of the foreign currency (GBP) valid at 31.12.2004
2. The accrued debit exchange differences euro 10.435,98 were registered as extraordinary expenses whereas the accrued credit exchange differences euro 14.980,56 were registered as extraordinary income.

Article 43 par.2: Inconsistent application of measurement methods. Application of special measurement methods.

None.

Article 43 par.7-β: Change in method of calculating acquisition cost or production cost of inventories and securities.

None.

Article 43 par.7-γ: Description of the difference between the acquisition of inventories and securities and cost market value, provided that it is material.

None.

Article 43 par.9: Analysis and explanation of the revaluation of fixed assets, which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

None.

3. Fixed assets and pre-establishment expenses

Article 42ε par.8: Movements in fixed assets and establishment costs (capitalized depreciation).

	Fixed Assets 31.12.2003	Purchases -Disposals 1.1.2004-31.12.2004	Fixed Assets 31.12.2004	Total Accumulated Depreciation 31.12.2003	Depreciation charge 1.1.2004-31.12.2004	Net Book Value 31.12.2004
Other establishment costs	21.318,11	--	21.318,11	11.881,53	4.147,69	5.288,89
Buildings and technical installations	13.599,30	—	13.599,30	13.597,82	—	1,48
Furniture & other equipment	126.142,21	3.072,60	129.214,81	85.923,54	21.340,60	21.950,67
Total	**161.059,62**	**3.072,60**	**164.132,22**	**111.402,89**	**25.488,29**	**27.241,04**

Article 43 par.5-δ: Analysis of depreciation charge.

None.

Article 43 par.5-ε: Provision for the fixed assets impairment losses.

None.

Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses capitalized relating to the current period.

	Cost 31.12.2003	Purchases 1.1.2004-31.12.2004	Cost 31.12.2004	Total Accumulated Depreciation 31.12.2003	Depreciation charge 1.1.2004-31.12.2004	Net Book Value 31.12.2004
Software	21.318,11	--	21.318,11	11.881,53	4.147,69	5.288,89
Total	**21.318,11**	**--**	**21.318,11**	**11.881,53**	**4.147,69**	**5.288,89**

Article 43 par.3-γ: Amounts and accounting treatment of exchange differences on installment payments and/or translations of year-end loan balances, for loans which were used, exclusively for the acquisition of fixed assets.

None.

Article 43 par.4 quotation α' & β': Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

None.

4. Participations

Article 43α par.1-β: Participation in the capital of the companies in excess of 10%.

None.

Article 43α par.1-ιε: Preparation of consolidated financial statements.

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:
NATIONAL BANK OF GREECE S.A., Headquarters: 86, Aeolou Str., 102 32 Athens

5. Inventories

Article 43α par.1-ια: Measurement of cost inventories that is not in accordance with the measurement rules of Article 43, for tax purposes.

There are no inventories.

Article 43α par.1-ι: Impairment loss of current assets and reasons therefore.

None.

6. Share Capital

Article 43α par.1-δ: Categories of shares into which share capital is divided.

	Number	Par Value	Total Value
Ordinary Shares	100.000	2,93 €	293.000 €

Article 43α par.1-γ: Issues of shares resulting from the increase in share capital during the year.

None issued.

Article 43α par.1-ε & 42ε par.10: Issue of other securities and associated rights.

None issued.

Article 43α par.1-ιστ: Acquisition of treasury shares during the period.

None acquired.

7. Provision and liabilities

Article 42ε par.14 quotation δ: Analysis of the "Other Provisions" account if the amount is material.

Provisions for staff bonus	€	71.119,97
Provisions for staff termination indemnity	€	54.798,94

Article 43α par.1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for payment of special monthly benefits and financial commitments for related companies.

None.

Article 43α par.1-ιβ: Material tax liabilities, which are likely to arise from tax audits relating to the year ended 31.12.2004 or prior years not included in liabilities and provisions.

The tax authorities have not audited the Company for the fiscal years 1999 - 2004. As a result the Company's tax liabilities have not yet been finalized as regards the unaudited tax years.

Article 43α par.1-στ: Long-term liabilities exceeding five years.

None.

Article 43α par.1-στ: Secured liabilities.

None.

8. Transitional accounts

Article 42ε par.12: Analysis of accounts "Accrued income" and "Accrued expenses".

Accrued income:		
- Interest income 10/12 – 31/12	€	7,63
Total	**€**	**7,63**

Accrued expenses:		
- Lawyers' fees	€	3.990,00
- Audit fees	€	6.000,00
- Telephone expenses	€	1.066,50
- Rentals	€	36.154,46
- Service charge (Common building expenses)	€	600,00
Total	**€**	**47.810,96**

9. Off-balance sheet items

Article 42ε par.11: Analysis of memo accounts not covered by the par.10 which follows.

None.

10. Guarantees and collaterals provided

Article 42ε par. 9: Guarantees and collaterals provided.

None.

11. Fees, advances and credits to management

Article 43α par.1-ιγ: Directors' fees and management compensation.

- Fees of Managing Director	€	188.169,59

Article 43α par.1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None.

Article 43α par.1-ιδ: Advances and credits extended to management.

None.

12. Profit and Loss account

Article 43α par.1-η: Turnover by business sector and geographical markets. (Turnover is reported as defined by article 42ε par.15 quotation α')

- Provision of services:	€	2.012.881,58
- Abroad	€	1.948.318,18
- Domestic	€	64.563,40

Article 43α par.1-θ: Average number of persons employed during the year, staff categories, and total cost. It is noted that the "Management Personnel (officers)" includes monthly paid staff.

1. Average number of persons employed:		11
2. Average number of persons employed by category:		
- Management personnel (officers):		11
3. Staff costs:		
- Management personnel (officers):		
▪ Salaries	€	757.909,72
▪ Salaries of London Branch	€	8.183,52
▪ Salaries of Romania Branch	€	2.462,02
▪ Social security contributions	€	109.432,89
Total	**€**	**877.988,15**

Article 42ε par.15-β: Analysis of extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income" accounts. Such analysis should be provided in the event that the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α par. 1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1. Extraordinary and non-operating expenses:		
- Tax fines	€	520,00
- Exchange differences	€	10.435,98
- Other	€	46,31
Total	**€**	**11.002,29**

2. Extraordinary and non-operating income:		
- Other	€	0,72
- Exchange differences London branch	€	121,57
- Exchange differences	€	14.980,56
Total	**€**	**15.102,85**

Article 42ε par.15-β: Analysis of the "Prior year income", "Write back of provisions" and "Prior year expenses".

Previous period expenses		
- Other	€	737,13
Total	**€**	**737,13**

Prior year income		
(Differences of Liability transitory accounts)	€	337,86
Write back of provisions		
- Provision for personnel extraordinary compensation	€	150.000,00
- Provisions for doubtfull accounts	€	12.406,00
Total	**€**	**162.406,00**

Article 43α par.1-ιζ: Any other information required by specific provisions of legislation in force.

None.

Article 43α par.1-ζ: Any other information, considered necessary for assets of the accounts to fair or true and for the year ended 31.12.2004 fair view of the company's asset structure, financial position and the profit and loss account for the year.

The company retained its branches in London and Romania.

Athens, 29 March 2005

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
PAVLOS-KONSTANTINOS STELLAKIS	LEONIDAS TSIMPOURIS	EYFROSINI PAPADOPOULOU
PASS No: 007190219/92	ID No: N 139000	ID No: N 052650

TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2004 OF
NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.

1. Preparation and structure of the financial statements according to Law

There has been no situation of referring to Articles 42α par.3, 42β par.1, 42β par.2, 42β par.3, 42β par.4 and 42β par.5 of Codified Law 2190/1920.

2. Measurement of cost of assets

a) Article 43α par. 1α: Asset cost measurement methods and calculation of depreciation and provisions for impairment losses.

1. Fixed Assets have been measured at historical cost, increased by the value of any additions and improvements and decreased by depreciation according to law.
2. Participations in "Societes Anonymes" have been measured as follows:
   For the shares of a company (S.A.), valued at € 586.793,84 which is listed in the Stock Exchange, they have been valued at the average of its price in the stock exchange in the last month of the period.
   The shares of two companies (S.A.), valued at € 1.203.228,17 which are not listed in the Stock Exchange, but are audited by a Certified Auditor, have been valued at historical cost as their fair value is considerably higher from historical cost value.
   If those participations had been valued in their intrinsic book value, the balance of Assets Account "Participations in other Companies" would be less than € 27.000.
3. Securities of time deposits, which are not listed in the Stock Exchange, have been valued as time deposits.

b) There has been no situation of referring to Articles 43 par.2, 43 par.7-β 43 par.7-γ and 43 par.9 of Codified Law 2190/1920.

3. Fixed assets and establishment costs

a) Article 42ε par. 8: Changes in fixed assets and formation expenses (capitalized expenditure).

1. The items mentioned in the Balance Sheet of 31 12 2004 as "Establishment Costs" of € 29.352,97 refer to expenses from share capital increase.
2. For fixed asset changes for 2004 see the table below:

Category of Fixed Assets	Cost 31-12-2003	Year ended 2004		Depreciation		Net Book Value 31-12-2004
		Additions	Disposals	Year ended 31-12-2003	Year ended 2004	
- Motor Vehicles	23.404,26			23.404,25	0,00	0,01
- Furniture & other equipment	9.180,74			9.180,72	0,00	0,02
Total Fixed Assets	**32.585,00**			**32.584,97**	**0,00**	**0,03**

b) There has been no situation as such referred to Articles 43 in par.5-δ, 43 par.5-ε, 43 par.3-ε, 43 par.3-γ and 43 par.4 quotation α' & β' of Codified Law 2190/1920.

4. Participations - Inventories

a) Article 43α par.1ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

b) Article 43α par.1β: Participations in other companies at a percentage greater than 10%.

The company has a participation in the not profit making company:

"BUREAU FOR THE CITIZEN OF THE EUROPEAN UNION INFORMATION" with a percentage of 15% and participation value of € 293,47.

c) There has been no situation as such referred to in articles 43α par.1-ια and 43α par.1-ι of Codified Law 2190/1920.

5. Share Capital

a) Article 43α par.1δ: Categories of shares, of which the share capital consists.

Share capital is divided to 200.000 Common shares of € 29,35 each.

b) There has been no situation of referring to Articles 43α par.1-γ, 43α par.1-ε, 42ε par.10 and 43α par.1-ιστ of C.L. 2190/1920.

6. Provisions and Liabilities

There has been no situation of referring to Articles 43α par.1-ζ, 42ε par. 14 quotation δ', 43α par. 1-ιβ and 43α par. 1-στ of
C.L. 2190/1920.

7. Prepayments and accruals – Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information of par. 8

Account "Other memo Accounts" of € 1.173.881,14 refer to the amount that was approved by the investment committee for the purchase of shares of company "KLOSTIRIA G. POLYCHRONOS AEVE".

There has been no situation of referring to Article 42ε par. 12 of Codified Law 2190/1920.

8. Guarantees and Collaterals provided

There has been no situation of referring to Article 42ε par.9 of Codified Law 2190/1920.

9. Fees, advances and credits to management

There has been no situation of referring to Articles 43α par.1-ιγ and 43α par.1-ιδ of Codified Law 2190/1920.

10. Profit and loss account

a) Article 43α par. 1-8: The average number of persons employed during the period.

1. The company has one employee as management personnel
2. Analysis of fees and expenses of personnel:

- Salaries of Management personnel	€	18.345,35
- Other expenses of management personnel	€	5.080,36
Total salaries and expenses of personnel	**€**	**23.425,71**

b) There has been no situation of referring to Articles 43α par. 1-η and 42ε par. 15β.

11. Other information

1. The audit fee for 2004 has risen to € 5.100,00.
2. The company has not been tax audited since its establishment.

Thessaloniki, 12 January 2005

THE CHAIRMAN OF THE BOARD OF DIRECTOR	THE VICE PRESIDENT OF THE BOARD OF DIRECTOR	THE CHIEF ACCOUNTANT
GEORGIOS LAGAS	ATHANASIOS MAYROMMATIS	PHOTIS VARELOPOULOS

APPENDIX
OF BALANCE SHEET OF 31st DECEMBER 2004
OF THE COMPANY «N.B.G BANCASSURANCE S.A. INSURANCE AGENCY»
REG. No. 17196. 05/B/88/005/
(according to the regulations of Cod. Law 2190/1920, in effect)

1. Preparation and structure of the financial statements according to law regulations – Deviations realised in order to present an accurate image

(a) Article 42α par.3: Deviation from the relative regulations concerning the preparation of the financial statements, which was necessary for the clear presentation of the real image, according to the regulation of par.2 of this article.

Not realised.

(b) Article 42β, par. 1: Deviation from the principle of the unchanged structure and presentation of the balance sheet and the account "results".

Not realised.

(c) Article 42β, par. 2: Entry of data related to other obligatory accounts, in similar account.

Such case did not occur.

(d) Article 42β, par. 3: Application in the structure and labels of accounts with Arab numbers, whenever it is necessary, depending on the kind of business.

Such case did not occur.

(e) Article 42β, par. 4: Merging of balance sheet accounts which correspond to Arab numbers, for which (merging)the conditions of this regulation apply.

Not realised.

(f) Article 42β, par. 5: Reformation of previous year amounts in order to be similar and comparable with the corresponding amounts of the closing accounting period.

Not realised.

2. Evaluation of assets

(a) Article 43α, par.1-α: Evaluation methods of the assets and calculation methods of depreciation as well as of provisions for devaluation.

(1) The fixed assets have been evaluated at the value of acquisition, increased by the value of additions and betterments, and reduced by the value of depreciation according to law.

(2) The current accounting period presents a decline in provision of devalua- tion of mutual funds dividends as follows:

DELOS MUTUAL	€	13.785,27
DELOS INF.& TECHN	€	(156,63)
DELOS BRANCHES	€	11.575,78
DELOS SMALL CAP	€	181,18
Total	**€**	**25.385,86**

(3) The account CIII "Participation and other long-term receivables, includes: 3.800 share of nom.value 3 € each, of INTERNATIONAL MANAGING OF MUTUAL FUNDS, of acquisition value amounting to 14.673,51 €. The evaluation of these shares has been calculated according to L.2190/20 and the Code of Books and Data (ΚΒΣ) at the lowest per item price between the acquisition price and the current price. The acquisition price was lower on 31/12/04 than the current price. As current price it is considered the interior accounting value, according to the legal balance sheet, which has been audited by Certified Auditor.

(4) In the account under the label "D III 3. "Other securities (dividends of Mutual Funds)", are followed:
- Dividends of flexible mutual fund DELOS 9.299,289 shares X 16,6541 € = 154.871,31 €
- Dividends of Mutual Funds of inland income DELOS 24.741,17 shares X 6,328703 = 156.579,50 €.
- Dividends of infra-structure & Constructions Mutual Funds of Interior DELOS 37.257,084 shares X 4,9521 € = 184.500,84 €.
- Dividends of Capital Stock M/F Small Cap DELOS 51.766,622 X 1,9370 € = 100.271,96 €.
- Dividends M/F DELOS Information & Technology 104.420,103 shares X 0,6421= 67.048,15 €.

The evaluation of the dividends of Mutual Funds has been calculated according to the regulations of Code of Books and Data (ΚΒΣ) and the Law 2190/1920 at the lowest per item price between the acquisition price and the current price. For the dividends of M/F of Interior Income DELOS, the acquisition price was lower, and for this reason no evaluation difference arose. The dividends of M/F DELOS Flexible, DELOS Infrastructure & Constructions Interior and DELOS Small Cap Share Capital have been evaluation according to the average net price of December, which was lower than the acquisition price, consequently there exist evaluation difference, presented in detail in paragraph 2 above.

(b) <u>Article 43α par.1-α:</u> Modification in euro of assets, expressed in foreign currency and accounting of the exchange difference.

Do not exist

(c) <u>Article 43 par. 2:</u> Deviation from the methods and main principles of evaluation. Application of special evaluation methods.

Not realised.

(d) <u>Article 43 par. 7-β:</u> Change of calculation method of the acquisition price and the production cost of reserves or of movables.

Not realised.

(e) <u>Article 43 par. 7-γ:</u> Presentation of the difference between evaluation of reserves / movables, and their current acquisition price, if this difference is significant.

- The participation which has been evaluated, amount in total to 14.673,51 €, while its current value amounts to 195.841,00 € approx.
- The securities have been evaluated in total to 663.271,76 €, which their current value amounts to 722.865,75 €.

(f) <u>Article 43 par. 9:</u> Analysis and explanation of the revaluation of fixed assets' value, realized in the accounting period, according to special law, and presentation of the activity of account «Revaluation difference».

Does not exist.

<u>3. Fixed assets and installation expenses</u>

(a) Article 42ε par.8: Changes in fixed assets and installation expenses (of long-term depreciation).

Attached hereunder relative multi-column table including all information needed according to regulation.

(b) Article 43 par.5-δ: Analysis of additional depreciation.

Not realized.

(c) Article 43 par.5-ε: Provisions for the devaluation of tangible assets.

Not formed

(d) Article 43 par.3-ε: Analysis and explanation of the amounts concerning the installation expenses (of long-term depreciation) concerning the accounting period.

Attached hereunder relative multi-column table including all information needed according to regulation.

(e) Article 43 par.3-γ: The amounts and the accounting of the currency difference occurred in the current accounting period, in payment (installments) and/or the evaluation of loans or credits used solely for acquisition of fixed assets, at the end of the accounting period.

Such loans or credits do not exist.

(d) Article 43 par.4 inst. α'& β': Analysis and explanation of the amounts "Research and Development Expenses", "Grants and rights of industrial property" and "GOODWILL".

Such loans do not exist.

4. Participation

(a) Article 43α, par. 1-β : Participation in other companies' capital by percentage higher than 10%.

Does not exist.

(b) Participation in other companies' capital, in which the company is partner of unlimited liability.

Does not exist.

(c) Article 43α, par. 1-ιε: Preparation of consolidated statements, which include also the financial statements of the company.

The financial statements of the company are included in the consolidated statements of: NATIONAL BANK OF GREECE S.A.: HEAD OFFICE: Aeolou street 86, Athens, P.C.: 102-32, Taxpayer's No.: 094014201, Reg. No.: 6062/06/B/86/01

5. Reserves

(a) Article 43α, par. 1-ια: Evaluation of reserves by deviation from the evaluation principles of article 43, for tax relief reasons.

No reserves exist.

(b) Article 43α, par. 1-ι: Difference from devaluation of current assets and reasons for the difference.

Does not exist

6. Share Capital

(a) Article 43α par.1-δ: Categories of shares, in which the capital shares 100.000 is divided.

Dividends	Number of shares	Nominal value	Total value
Common personal shares	100.000	3 €	300.000,00 €

(b) Article 43α, par. 1-γ: Shares issued in the accounting period for increase of the share capital.

Do not exist.

(c) Article 43α, par.1-ε και 42ε,par.10 Titles issued and incorporated rights.

Do not exist.

(d) Article 43α, par. 1-ιστ: Acquisition of shareholders' shares in the current accounting period.

Not acquired.

7. Provisions and liabilities

(a) Article 42ε, par.14, inst.δ: Analysis of the account "Other provisions", if this amount is significant.

In the current accounting period no provisions have been realised.

(1) For embezzlement by B. Pavlopoulos € 1.197.149,14

(2) For doubtful debt: € 539.618,54

(b) The calculation method for the provision for staff retirement benefits is presented, according to article 43α § 1-ιζ,

The usual policy of the company is to form provision for staff retirement benefits, according to article 42 ε of L.2190/1920.

The activity of the account during the accounting period 2004 is as follows:

Balance 31.12.03	€	52.763,82
Plus: Provision formed in accounting year 2004	€	14.503,80
Total	**€**	**67.267,62**

(b) Article 43α, par. 1-ζ: Financial obligations from contracts etc. which are not shown in the memo accounts. *Obligations for payment of special monthly grants and financial obligation for linked companies.*

Do not exist.

(c) Article 43α, par.1-ιβ: Probable debts of significant amounts for tax, and taxes which will possibly occur for the closing and for previous accounting periods, in case that such amounts are not shown in liabilities or in provisions.

We estimate that no significant tax obligations exist. The company is tax audited until accounting period 2002 included, according to regulation of Decision 1144/20-5-98 of Ministry of Finance.

(d) Article 43α, par. 1-στ: Long-term liabilities over 5 years.

Do not exist.

(e) Article 43α, par. 1-στ: Liabilities covered by real securities.

Do not exist.

8.Accruals and Prepayments

Article 42ε, par.12: Analysis of the amounts of account "Other prepaid expenses".

Insur. carried forward	€	1.108,07
Subscriptions	€	889,57
Taxes-Duties	€	168,00

10. Guarantees granted and real securities

Article 42ε, par.9: Guarantees and real securities granted by the company.

Do not exist.

11. Emoluments, advance payments and credits to executives

(a) Article 43α, par. 1-ιγ: Emoluments to administrative executives and salaries to directors of the company.

The emoluments and indemnities to administrative executives and Directors amounted to 49.444,56 € for salaries of the Managing Director and to 36.768,00 € the extra emoluments of the Managing Board.

(b) Article 43α, par. 1-ιγ: Obligations created or undertaken to support resigned executives and Directors during the current accounting period.

No obligation has been undertaken to resigned executives during the current accounting period.

(c) <u>Article 43α, par. 1-ιδ:</u> Advance payments and credits to executives (members of the managing board and managers).

Do not exist.

12. Results

(a) <u>Article 43α, par. 1-η:</u> Turnover per activity category and geographical markets. (The turnover is shown according to Article 42ε, par.15 inst.α').

Commissions for insurance works 2.256.664,43 €.

(b) <u>Article 43α,par. 1-θ:</u> Average of personnel during the accounting period and categories, with total cost. It is clarified that in the "Administrative personnel (employees) is included the personnel paid by salary, and in "Workers" is included the personnel paid by wages.

Average of personnel:		21
Categories:		
- Administration:		21
- Workers:		0
Total persons:		21
Emoluments and expenses:		
Administrative personnel:		
- Salaries:	€	321.776,77
- Charges and other expenses:	€	88.841,24

(c) <u>Article 42ε, par.15-β:</u> Analysis of extraordinary and non operating expenses and income (i.e. accounts "extraordinary and non operating expenses"). If the amounts of accounts "extraordinary loss" and "extraordinary profit" are significant, the company should present analysis of these accounts also (according to accounts 81.02 and 81.03 of the General Accounting Plan), in accordance to the regulation of article 43a, par. 1-ιγ.

Do not exist.

(d) <u>Article 42ε, par.15-Β:</u> Analysis of the accounts "income from previous years provisions" and "previous years expenses".

- In the current accounting period has formed inversion of provision for devaluation of M/Fof total amount of 25.385,60 €, as it is shown in detail in par.(2) Article 43 α, par.1-α.
- The previous years expenses concern canceling of commissions 20.869,55 € of **FOENIX INSURANCE CO.**& commissions 105.688,00 € of **NATIONAL INSURANCE CO.**

13. Other data necessary for complete information and application of the principle of accurate image

(d) <u>Article 43α par.1-ιζ:</u> Any further information deriving from special regulations or considered necessary for the complete information of the shareholders and third parties, and application of the principle of accurate image.

We estimate that with the data given, the information is complete and accurate.

Athens, 31/01/2005

THE PRESIDENT	THE MANAGING DIRECTOR	THE CHIEF ACCONTANT
STEPHAN GREG. AVGOULEAS	THEODOR CHR. STATHIS	MARTHA E. ZENERIAN

TABLE OF MODIFICATIONS AND DEPRECIATION OF FIXED ASSETS OF N.B.G. BANCASSURANCE S.A. INSURANCE AGENCY OF PERIOD: JANUARY 2004 - DECEMBER 2004

CODE No	DESCRIPTION	ACQUISITION VALUE 31/12/2003	DECREASE, DELETIONS JANUARY-DECEMBER 2004	ADDITIONS JANUARY-DECEMBER 2004	ACQUISITION VALUE 31/12/2003	DEPRECIATION 31/12/2003	DEPRECIATION DIAGRAM OF FIXED ASSETS 31/12/2004	DEPRECIATON JANUARY-DECEMBER 2004	DEPRECIATION 31/12/2003	UN-DEPRECIATED BALANCE 31/12/2004
13	TRANSPORTATION MEANS	18.635,36	0,00	0,00	18.635,36	18.635,35	0,00	0,00	18.635,35	0,01
14	FURNITURE AND OTHER EQUIPMENT	127.369,14	10.162,89	2.804,17	120.010,42	116.962,06	10.162,43	9.628,84	116.428,47	3.581,95
	TOTAL	**146.004,50**	**10.162,89**	**2.804,17**	**138.645,78**	**135.597,41**	**10.162,43**	**9.628,84**	**135.063,82**	**3.581,96**

TABLE OF MODIFICATIONS AND DEPRECIATION OF OTHER INSTALLATION EXPENSES OF N.B.G. BANCASSURANCE S.A. INSURANCE AGENCY OF PERIOD: JANUARY 2004 - DECEMBER 2004

CODE No	DESCRIPTION	ACQUISITION VALUE 31/12/2003	DECREASE, DELETIONS JANUARY-DECEMBER 2004	ADDITIONS JANUARY-DECEMBER 2004	ACQUISITION VALUE 31/12/2003	DEPRECIATION 31/12/2003	DEPRECIATION DIAGRAM OF FIXED ASSETS 31/12/2004	DEPRECIATON JANUARY-DECEMBER 2004	DEPRECIATION 31/12/2003	UN-DEPRECIATED BALANCE 31/12/2004
16.13	INCREASE CAPITAL EXPENSES	**11.668,67**	**0,00**	**0,00**	**11.668,67**	**11.668,61**	**0,00**	**0,00**	**11.668,61**	**0,06**
16.17.0000	SOFTWARE	31.727,71	0,00	298,01	32.025,72	31.727,27	0,00	297,95	32.025,22	0,50
16.17.0001	EMOLUMENTS OF AUDITORS ACCORDING TO LAW 2116	10.388,85	0,00	0,00	10.388,85	10.388,83	0,00	0,00	10.388,83	0,02
16.17.0002	DEVELOPMENTS ON THIRD PARTIES REAL ESTATE	23.685,37	0,00	0,00	23.685,37	18.259,06	0,00	1.068,85	19.327,91	4.357,46
16.17	RE-ORGANIZATION EXPENSES	**65.801,93**	**0,00**	**298,01**	**66.099,94**	**60.375,16**	**0,00**	**1.366,80**	**61.741,96**	**4.357,98**
16.13+16.17	INCREASE CAPITAL AND RE-ORGANIZATION EXPENSES	77.470,60	0,00	298,01	77.768,61	72.043,77	0,00	1.366,80	73.410,57	4.358,04
	TOTAL	**77.470,60**	**0,00**	**298,01**	**77.768,61**	**72.043,77**	**0,00**	**1.366,80**	**73.410,57**	**4.358,04**

TO THE FINANCIAL STATEMENTS AS AT
31 DECEMBER 2004
(as per the provisions of Codified Law 2190/20, in force)
INNOVATIVE VENTURES S.A.
3rd FINANCIAL YEAR (1st JANUARY 2004 – 31st DECEMBER 2004)

Par. 1. Lawful preparation and structure of the financial statements
Deviations realized for the benefit of the real view principle.

a. **Article 42a, par. 3:** Deviation from the respective provisions on the drafting of the annual financial statements deemed necessary for the clear presentation of the real view required by the provision under article 42a, par.2.

Not conducted

b. **Article 42b, par. 1:** Deviation from the principle of invariable structure and lay-out of the balance sheet and the "Profit and Loss" account

Not conducted

c. **Article 42b, par. 2:** Entry in the relevant account of an item associated to more than one compulsory account.

Not applicable

d. **Article 42b, par. 3:** Adjustment of the accounts' structure and titles to Arabic numerals where required by the special nature of the enterprise.

Not applicable

e. **Article 42b par. 4:** Mergers of balance sheet's accounts corresponding to Arabic numerals, to which (mergers) apply the conditions of this provision.
Not conducted

f. **Article 42b par. 5:** Reformations of the previous year's items, to become homogeneous and comparable to the respective items of the closing year.

Not applicable

Par. 2. Assets Valuation

a. **Article 43a par. 1-a:** Assets' valuation methods and calculation methods of amortizations and provisions for their depreciation.

1. The fixed assets have been valuated at cost value or at self-construction value or at the revaluated value as per a special law, which is increased by the value of additions and improvements and reduced by the amortizations set forth by the law.
2. No case requiring formation of provisions for devaluation arose.
3. The participating interest in ZYMI SA and KARIERA SA which are not listed on the Stock market, and are not audited by chartered accountants, have been valuated at cost value, as per the provisions of Presidential Decree 186/1992 (article 28, par.5). Had the company valuated the above participations at their current value, as this is set under the provisions of Codified Law 2190/1920 (article 43, par. 6), on the basis of the data and the information laid before us, it would be inferior to the cost value by Euro 564,259.

b. **Article 43a, par. 1-a:** Conversion databases to Euro for assets expressed in foreign currencies and accounting treatment for foreign exchanges' differences.

Not applicable

c. **Article 43 par. 2:** Deviation from the valuation methods and principles. Implementation of special valuation methods.

Not applicable

d. **Article 43, par. 7-b:** Change of the stocks' cost value or of the stocks' production cost or of that of transferable securities.
Not conducted

e. **Article 43, par. 7-c:** Remarkable differences between the valuation value of stocks and transferable securities, and current purchase price thereof.

The participating interest in ZYMI SA and KARIERA SA which are not listed on the Stock market, and are not audited by chartered accountants, have been valuated at cost value, as per the provisions of Presidential Decree 186/1992 (article 28, par.5). Had the company valuated the above participations at their current value, as this is set under the provisions of Codified Law 2190/1920 (article 43, par. 6), on the basis of the data and the information laid before us, it would be inferior to the cost value by Euro 564,259.

f. **Article 43 par. 9:** Breakdown and explanation of the conducted within the year, by virtue of a special law, value adjustment of fixed assets, and citation of the "Revaluation differences" account operation.

No adjustment conducted

Par. 3. Fixed Assets and Formation Expenses.

a. **Article 42e par. 8:** Changes in fixed assets and formation expenses (of capitalized amortization).

Fixed Assets and Formation Expenses

	Cost value on 31/12/2003	Purchases in Year 2004	Sales – Reductions in Year 2004	Balance on 31/12/2004	Accumulated amortizations on 31-12-2003	Amortizations of Year 2004	Overall amortizations on 31-12-2004	Unamortized Value on 31-12-2004
Capitalized amortization expenses	71,072.49	--	--	71,072.49	20,071.15	14,498.63	34,569.78	36,502.71
Buildings & technical works	50,041.79	--	--	50,041.79	9,299.48	4,168.48	13,467.96	36,573.83
Furniture & fixtures	101,324.07	7,692.62	1,399.00	107,617.69	42,036.35	18,422.69	60,459.04	47,158.65
TOTAL	**222,438.35**	**7,692.62**	**1,399.00**	**228,731.97**	**71,406.98**	**37,089.80**	**108,496.78**	**120,235.19**

b. **Article 43 par. 5d:** Breakdown of additional amortizations.

Not conducted

c. **Article 43 par. 5-e:** Provisions for depreciation of fixed tangible assets

Not formed

d. **Article 43 par. 3-e:** Breakdown and explanation of the formation expenses amounts (capitalised amortization) concerning this year.

Not conducted

e. **Article 43 par. 3-c:** The amounts and accounting treatment of foreign exchange differences incurred in this year, upon payment (of instalments) and/or valuation at the end of the year of the use of loans (or credits), used solely for acquiring fixed assets.

Not applicable.

f. **Article 43 par. 4a & 4-b:** Breakdown and explanation of "Research and development expenses" and "Concessions-industrial property rights" and "Goodwill" items.

Not applicable

Par. 4. Participating interests

a. **Article 43a par. 1-b:** Participating interests in the capital of other undertakings with a percentage higher than 10%.

Company	Number of shares	Amount	Above par value	Total	Participation percentage
ZYMI S.A.	2.413	72.390,00	427.607,73	499.997,73	32,996%
KARIERA S.A.	10.750	32.250,00	297.775,00	330.025,00	34,959%

b. Participating interests in the capital of other undertakings, in which the company is partner with unlimited responsibility.

Not applicable

c. **Article 43a par. 1-je:** Draw-up of consolidated financial statements in which the Company's financial statements are included.

The National Bank of Greece draws up consolidated financial statements, which include the Company's financial statements

Par.5 Inventories

a. **Article 43a par. 1-ja:** Inventories' valuation in deviation of the valuation principles under article 43, for tax relieves reasons.

Not applicable

b. **Article 43a par. 1-j:** Differences from depreciation of current assets and reasons to which they are due.

Not existing

Par.6 Share Capital

a. **Article 43a par. 1-d:** Categories of shares, into which the share capital is divided:

	Number of shares	Nominal Value	Overall Value
Registered shares	1.501.707	2,93 €	4.400.001,51 €

b. **Article 43a par. 1-c:** Shares issued during the year to increase the share capital.

No shares were issued

c. **Articles 43a par. 1-e & 42e par. 10:** Issued titles and incorporated rights

No titles were issued

d. **Article 43a par. 1-jf:** Acquisition of own shares during the current year

Not acquired

Par. 7 Provisions and liabilities

a. **Article 43a par. 1-jg:** Calculation of Provision for Personnel Compensation.

The Company forms provision for retirement benefits, which covers the compensation set forth by the legislation in force. On December 31st, 2004 the provision totalled Euro 13,467.37.

b. **Article 43a par. 1-g:** The financial commitments undertaken in the frame of contracts etc., not appearing in the memo accounts. Obligations to defray special monthly allowances and financial commitments towards affiliated undertakings.

Not applicable

c. **Article 43a par. 1-jb:** Possible debts of important tax amounts and tax amounts that will eventually burden the closing and prior years, if they are entered neither in the liabilities nor in the provisions.

The company has not been audited by tax authorities for the first (extended 2001 – 2002 period), the second (2003) and the third (2004) accounting period.
The company did not accept the Settlement Note by virtue of Law 3259/2004 for fiscal year 2003.

d. **Article 43a par. 1-f:** Long-term liabilities exceeding 5 years.

Not applicable

e. **Article 43a par. 1-f:** Liabilities covered by real securities.

Not applicable

Par. 8 Interim Accounts

Article 42e par. 12: Breakdown of interim accounts' items:

a)	**Deferred charges**		
-	Insurance premiums	€	1.608,72
-	Lighting	€	113,66
-	Subscriptions to magazines and newspapers	€	233,54
-	Internet subscriptions-connections	€	178,20
	Total	**€**	**2.134,12**

b)	**Accrued expenses**		
-	OTE (Hellenic Telecommunications' Organization)	€	842,50
-	DEI (Public Power Corporation)	€	411,00
-	Joint expenses	€	106,65
-	TIM HELLAS	€	1.027,99
-	VIVODI	€	138,47
	Total	**€**	**2.526,61**

Par. 9 Memo Accounts

Not existing

Par. 10. Guarantees and Real Securities granted.

- **Article 42e, par. 9:** Guarantees and real securities granted by the Company.

Guarantee for leased cars (Eurolease)	€	942,50
Rental Guarantee	€	10.564,93
Guarantee to DEI	€	500,00
Total	**€**	**12.007,43**

Par. 11. Remunerations, down-payments and credits to management bodies

a. **Article 43a par. 1-jc:** Remuneration of members of the company's management and administrations bodies.

Not applicable

b. **Article 43a par. 1-jc:** Liabilities created or undertaken for assistance to members of the company's management and administrations bodies retired in the present year.

Not applicable

c. **Article 43a par. 1-jc:** Down-payments and credits granted to management bodies (Members of Boards of Directors and administrators).

Not applicable

Par. 12 Profit and Loss Account

a. **Article 43a par.1-h:** Turnover breakdown by fields of activity and geographic markets. (For the definition of turnover, refer to article 42e, par. 15a).

Other operating income	€	210.838,06
Total	**€**	**210.838,06**

b. **Article 43a par. 1-i:** Average personnel employed during the year by category, and total cost thereof. Please note that "Administrative (employee) personnel" includes the salaried personnel, whereas "technical personnel", the waged personnel.

(1) Average personnel:		4	persons
(2) Average personnel by categories:			
- Administrative (employee) personnel:		4	persons
(3) Employee Compensation and Expenses:			
- Salaries	€	217.229,12	
- Employer contributions	€	30.572,77	
- Personnel training expenses	€	3.451,69	
Total	**€**	**251.253,58**	

c. **Article 42e par. 15-b:** Breakdown of extraordinary and non-operating expenses and income (i.e. of "extraordinary and non-operating expenses and extraordinary and non-operating income" accounts). If the amounts in "extraordinary loss" and extraordinary profit" accounts are important, in application of article 43a par. 1-jc, their breakdown is equally included (on the basis of Hellenic General Chart of Accounts' accounts 81.02 and 81.03).

1.	**Extraordinary and non-operating expenses:**		
-	Thefts & embezzlements	€	1.203,14
-	Foreign exchange differences	€	22,25
-	Other extraordinary and non-operating expenses	€	32,35
	Total	**€**	**1.257,74**

2.	**Extraordinary and non-operating income**		
-	Foreign exchange differences of deposits in JPY	€	60.346,80
-	Foreign exchange differences	€	12,89
-	Other extraordinary and non-operating income	€	21,78
	Total	**€**	**60.381,47**

d. **Article 42e par. 15b**: Breakdown of "Prior year's income", "Income from prior years' provisions" and "Prior year's expenses" accounts.

1.	**Prior years' income**		
-	Other prior years' income (VAT Pro-Rata offsetting)	€	49.824,02
-	Income from expenses' re-invoicing	€	38.778,07
	Total	**€**	**88.602,09**

2.	**Prior years' expenses**		
-	Other prior years' expenses	€	675,16
	Total	**€**	**675,16**

3.	**Income from prior years' provisions**		
-	Income from provisions for prior years' expenses	€	1.108,83
	Total	**€**	**1.108,83**

Par. 13 Other information required for fuller briefing and implementation of the true view principle.

d. Article **43a par. 1-jg**: Other information required under special provisions or deemed necessary for the fuller briefing of shareholders and third parties and for presenting a true view of the company's assets, financial position and results.

Within the frame of its activities and investments, the Company has received financial aid of Euro 2,200,000 by virtue of a contract with the General Secretariat for Research and Technology (GSRT) within the frame of "ELEFTHO" program, which represents 50% of the overall aid set forth in the financial aid contract. Following an audit conducted by GSRT in June 2004, specific views on the non-observance of the program's terms by the Company were put forward and the Company was asked to comply with them. In September 2004, the Company was re-audited by GSRT for its compliance with the program's terms to be verified, and the audit's results are expected. By the correspondence between the Company and GSRT and, pending the results of the latest audit, it is concluded that the contract may be rescinded and the two parties become judicially involved, fact that may have an important impact both on the Company's overall financial position, and its activity pursuance.

Athens, 18 February 2005

The Chairman of the Board of Directors	The Managing Director	Accounting Dept. Manager
Leonidas TSIBOURIS	Thomas SKAPERDAS	Polizois I. SOTIROPOULOS Chart. Acc. Body Reg. No 0018370

13. 5 Other Information

REPORT OF THE BOARD OF DIRECTORS

The results of the Bank were as follows (amounts in EUR thousand):

	December 31st	
	2004	**2003**
Operating income	2 798 362	2 629 022
Operating expenses before provisions, depreciation and taxes	(2 074 686)	(2 043 564)
Extraordinary income and profits less extraordinary charges	20 619	33 909
Profits before depreciation, provisions and taxes	744 295	619 367
Less: Depreciation as required by law	(89 192)	(83 146)
Profits before provisions, taxes and voluntary early retirement scheme	**655 103**	**536 221**

The following provisions were made against profits before provision and taxes (amounts in EUR thousand):

	December 31st	
	2004	**2003**
Profits before provisions, taxes and voluntary early retirement scheme	655 103	536 221
Provision for doubtful debts	(131 506)	(127 467)
For other provision	(3 494)	(33)
Provision for staff compensation on retirement	(108 876)	—
Profits before tax for the year	**411 227**	**408 721**

Profits available for distribution are as follows (amounts in EUR thousand):

	December 31st	
	2004	**2003**
Profit before tax for the year	411 227	408 721
Plus: Prior years' retained earnings brought forward	231 322	218 647
Less: Prior years' tax audit differences	(4 505)	(56)
Plus: Reserves to be distributed	283	1 104
	638 327	628 416
Less:		
1. Income tax	(103 960)	(114 874)
2. Other taxes not included in operating expenses	(7 908)	(5 364)
Distributable profits	**526 459**	**508 178**

The distributable profits of EUR 526 459 thousand (2003: 508 178 thousand) have been distributed as follows (amounts in EUR thousand):

		December 31st	
		2004	2003
1.	Statutory reserve	12 744	13 107
2.	Interim dividend	84 749	87 164
2a.	Final dividend	113 322	78 619
3.	Reserve from compulsory expropriations compensation	822	9 510
6.	Tax-exempt reserves	5 026	2 264
6b.	Special taxed reserves	50 235	71 142
7.	Board of Directors' emoluments	50	50
7a.	Staff bonus	30 000	15 000
8.	Retained earnings carried forward	229 511	231 322
		526 459	**508 178**

The proposed dividend amounts to EUR 0,60 per share (2003: EUR 0,65 per share).

It should be noted that the total assets as at 31st December 2004 amounted to EUR 48 302 078 thousand, as compared with EUR 49 116 481 thousand in the prior year and thus decreased by EUR 814 403 thousand or 1,7%. Off-balance sheet items as at 31st December 2004 amounted to EUR 52 381 527 thousand, as compared with EUR 51 114 193 thousand in the prior year and thus increased by EUR 1 267 334 thousand or 2,5%.

The bank's balance sheet items were as follows:

Cash in hand and balances with Central Bank

As at 31st December 2004 these amounted to EUR 813 769 thousand, as compared with EUR 985 435 thousand in the prior year and thus decreased by EUR 171 666 thousand or 17,4%, as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Cash in hand	480 785	480 024	+0,2%
Current accounts, suspense and other accounts with the Bank of Greece	307 428	457 640	-32,8%
Others	25 556	47 771	-46,50%
Total	**813 769**	**985 435**	**-17,4%**

Loans and advances to credit institutions

These amounted to EUR 8 564 022 thousand against EUR 8 333 348 thousand in 2003, up by EUR 230 674 thousand or 2,8%. This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Demand accounts	41 115	24 077	+70,8%
Loans to credit institutions	20 078	11 593	+73,2%
Time deposits	4 824 405	4 669 813	+3,3%
Foreign correspondence and other loans	56 816	342 874	-83,4%
	4 942 414	**5 048 357**	**-2,1%**
Reverse repos	**3 621 608**	**3 284 991**	**+10,3%**
Total	**8 564 022**	**8 333 348**	**+2,8%**

Loans and advances to customers

Loans and advances to customers include other short and long-term receivables. This account is analyzed as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Retail banking	12 452 732	9 719 461	+28,1%
Corporate credit and public sector	11 578 252	10 317 766	+12,2%
Total loans before provisions	**24 030 984**	**20 037 227**	**+19,9%**
Advances other than loans	128 726	131 099	-1,8%
Total loans and advances to customers	**24 159 710**	**20 168 326**	**+19,8%**
Provisions	(947 491)	(869 449)	(+9,0%)
Net loans and advances to customers after provisions	**23 212 219**	**19 298 877**	**+20,3%**

All loan categories increased, and in particular:

- mortgage loans (EUR 8 853 million in 2004 compares with EUR 6 907 million in 2003, up 28,2%).
- consumer loans (EUR 2 183 million in 2004 compares with EUR 1 591 million in 2003, up 37,2%).
- loans and advances from credit cards (EUR 1 417 million in 2004 compares with EUR 1 221 million in 2003, up 16,1%).
- corporate loans (EUR 8 388 million in 2004 compares with EUR 8 113 million in 2003, up 3,4%).

In year 2004 the Bank based on the provisions of Article 39 of L.3259/2004 decided the write-off of overdue receivables of EUR 24 114 thousand, which consist of EUR 8 922 thousand that was written off against specific allowances and of EUR 15 192 thousand that decreased the reserves in accordance with the above mentioned law provisions.

Investments

Total investments, i.e. “Bonds and fixed interest securities” as well as “Shares and participations”, amounted to EUR 13 667 817 thousand against EUR 18 548 652 thousand at 31st December 2003, down by EUR 4 880 835 thousand, or 26,3% as follows:

Bonds and other fixed yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Government bonds:			
Greek government	9 958 236	12 601 306	-21,0%
Other government bonds	167 518	1 995 281	-91,6%
	10 125 754	**14 596 587**	**-30,6%**
Corporate bonds:	1 129 451	1 627 469	-30,6%
Other issuers	48 980	68 195	-28,2%
Total bonds and other fixed yield securities (a)	**11 304 185**	**16 292 251**	**-30,6%**

Shares - Participations and other variable yield securities

This account is analysed as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Mutual Funds	216 987	221 285	-1,9%
Shares	113 417	106 697	+6,3%
Participations in associated companies	286 769	291 395	-1,6%
Participations in affiliated companies	1 745 459	1 637 024	+6,6%
Total shares - participations and other variable yield securities (b)	**2 362 632**	**2 256 401**	**+4,7%**
Total investments (a) + (b)	**13 666 817**	**18 548 652**	**-26,3%**

Intangible fixed assets

These have risen to EUR 76 453 thousand recording an increase of EUR 7 702 thousand or 11,2% (amounts in EUR thousand):

	December 31st		
	2004	2003	±%
Establishment costs	7 469	5 682	+31,5%
Other intangibles	252 087	215 525	+17,0%
Depreciation	**(183 103)**	**(152 456)**	**(+20,1%)**
Total	**76 453**	**68 751**	**+11,2%**

Tangible Assets

These have risen to EUR 1 018 441 thousand, decreasing by EUR 24 396 thousand or 2,3% (amounts in EUR thousand):

	December 31st		
	2004	2003	±%
Land	567 924	566 594	+0,2%
Buildings	650 850	632 697	+2,9%
Furniture, electronic and other equipment	286 552	279 537	+2,5%
Other tangible assets	10 872	11 004	-1,2%
Fixed assets under construction and advances	20 537	16 743	+22,7%
Total, at cost	**1 536 735**	**1 506 575**	**+2,0%**
Accumulated depreciation	(518 294)	(463 738)	(+11,80%)
Net book value	**1 018 441**	**1 042 837**	**-2,3%**

Amounts owed to credit institutions

These amount to EUR 5 747 299 thousand as compared with EUR 8 911 709 thousand in the prior year, down by EUR 3 164 410 thousand or 35,5%. Of these, the demand deposits increased by EUR 42 771 thousand and the time deposits decreased by EUR 3 915 200 thousand. The movements are analysed below (amounts in EUR thousand):

	December 31st		
	2004	2003	±%
Deposits of credit institutions			
Demand deposits	157 959	115 188	+37,1%
Time deposits	1 561 346	5 476 546	-71,5%
	1 719 305	**5 591 734**	**-69,3%**
Amounts owed to the Central Bank	4 765	11 015	-56,7%
Repos	4 023 229	3 308 960	+21,6%
Total	**5 747 299**	**8 911 709**	**-35,5%**

Amounts owed to customers

These amount to EUR 37 175 074 thousand against EUR 35 439 296 thousand at 31st December 2003, up by EUR 1 735 778 thousand or 4,9% and broken down as follows (amounts in EUR thousand):

	December 31st		
	2004	**2003**	**±%**
Deposits:			
Demand	4 237 209	3 620 889	+17,0%
Savings	24 199 618	22 783 229	+6,2%
Time	6 164 916	6 658 297	-7,4%
Other	240 999	227 345	+6,0%
Total (a)	**34 842 742**	**33 289 760**	**+4,7%**
Other liabilities	163 535	154 689	+5,7%
Repos	2 168 797	1 994 847	+8,7%
Total (b)	**2 332 332**	**2 149 536**	**+8,5%**
Total deposits (a)+(b)	**37 175 074**	**35 439 296**	**+4,9%**

The most important event in 2004 was the increase in savings accounts, which now represent a percentage of over 65,1% of total amounts owed to customers, demonstrating the share of the Bank's network and the trust of its customers.

Equity

This amounted to EUR 2 652 164 thousand as compared with EUR 2 544 282 thousand at 31st December 2003, up to EUR 107 882 thousand or 4,2% (amounts in EUR thousand):

	31.12.2004	**31.12.2003**	**±%**
Share capital (paid up)	1 492 090	1 147 761	+30,0%
Share premium account	32 393	32 393	—
Reserves:			
a. Statutory reserve	189 628	176 884	+7,2%
b. Extraordinary reserves	70 043	70 043	—
c. Tax-exempt reserves	534 483	493 592	+8,3%
d. Special tax-exempt reserve of article 15 of Law 3229/2004	27 984	382 937	-92,7%
e. Own shares reserve	—	283	—
Fixed asset revaluation reserve	105 550	9 350	+1 028,9%
Retained earnings	229 511	231 322	-0,8%
Own shares	(29 518)	(283)	(+10 330,4%)
Total	**2 652 164**	**2 544 282**	**+4,2%**

The increase in share capital, during the year, by EUR 344 329 thousand was due to the capitalization of reserves following the decision of the Annual General Shareholders Meeting held on 18.5.2004.

The decrease in special tax-exempt reserve of article 15 of Law 3229/2004 is explained by the capitalization of EUR 344 329 thousand. The increase in fixed asset revaluation reserve resulted from the fixed assets revaluation of EUR 27 438 thousand as well as from the bonus shares issued by Ethniki Hellenic General Insurance (EUR 54 512 thousand) and ASTIR PALACE VOULIAGMENIS S.A (EUR 13 399 thousand)

Finally, the increase in own shares was due to the purchase of own shares under the context of the own shares purchase scheme as that was decided by the Bank, according to the provisions of Article 16, par. 5 of L.2190/1920.

Group results are given below: (amounts in EUR thousand)

	December 31st	
	2004	**2003**
Operating income	3 298 439	3 040 991
Operating expenses before provisions, depreciation, tax and voluntary early retirement scheme	(2 357 107)	(2 301 394)
Extraordinary income less extraordinary charges	51 058	56 031
Profit before depreciation, provisions, taxes and minority interests	992 390	795 628
Less: Depreciation	(128 667)	(114 862)
Profit before provisions, taxes, minority interests and voluntary early retirement scheme	**863 723**	**680 766**
Less: Loan loss provision	(177 869)	(147 780)
Less: Minority Interests	(23 436)	(11 985)
Profit before tax and voluntary early retirement scheme	**662 418**	**521 001**
Less: Cost of voluntary early retirement scheme	(108 876)	—
Profit before tax	**553 542**	**521 001**

Total consolidated assets as at 31.12.2004 amounted to EUR 52 877 194 thousand against EUR 53 690 892 thousand as at 31.12.2003, decreasing by EUR 813 698 thousand or 1,5%. Off-balance sheet items as at 31.12.2004 amounted to EUR to 56 647 722 thousand against EUR 54 347 386 thousand as at 31.12.2003, increasing by EUR 2 300 336 thousand or 4,2%.

Notes:

1. Cash in hand and balances with Central Bank

These amounted to EUR 1 123 434 thousand, a increasing by EUR 157 129 thousand or 12,3%.

2. Treasury bills and other eligible for refinancing with Central Bank

These amounted to EUR 150 415 thousand, a increasing by EUR 44 258 thousand or 41,7%.

3. Loans and advances to credit institutions

These amounted to EUR 8 797 016 thousand, a increasing by EUR 119 599 thousand or 1,4%.

Demand deposits with credit institutions decreased by EUR 5 593 thousand or 12,5%, other loans decreased by EUR 184 628 thousand or 3,6% whilst repos increased by EUR 309 820 thousand or 8,8%.

4. Loans and advances to customers

Apart from loans, all other short and long term receivables from customers are included in this account (amounts in EUR thousand):

Balance at:	31.12.2004	26 312 445	
Balance at:	31.12.2003	22 061 129	
Increase		**4 251 316**	**or 19,3%**

5. Investments

Total Group investments amounted to EUR 14 252 550 thousand, decreasing by EUR 5 098 849 thousand or 26,3%, arising from:

Decrease in investment in debt and fixed income securities	(5 081 433)	
Decrease in investment in shares and variable yield securities	(16 799)	
Decrease in participating interests	(617)	
Total	**(5 098 849)**	**or (26,3)%**

6. Tangible assets

Tangible assets amounted to EUR 1 165 060 thousand, decreasing by EUR 36 104 thousand or 3,0 % which was due to:

Increase in land	2 682
Decrease in buildings	(28 666)
Decrease in furniture and electronic equipment	(16 950)
Increase in other tangible assets	6 830
Total	**(36 104)**

7. Amounts owed to credit institutions

Amounts owed to credit institutions totaled EUR 6 415 083 thousand, down EUR 3 246 395 thousand or 33,6%. Of these, demand deposits recorded a increase of EUR 8 891 thousand, time deposits decreased by EUR 3 863 542 thousand, while repos increased by EUR 608 256 thousand.

8. Amounts owed to customers

These amounted to EUR 40 808 585 thousand, decreasing by EUR 1 830 409 thousand or 4,7%. This decrease is analysed as follows:

Increase in deposits	1 701 295	4,6%
Increase in other obligations	6 139	3,6%
Increase in repos	122 975	6,2%
Total	**1 830 409**	**4,7%**

9. Debts evidenced by securities

These amounted to EUR 55 493 thousand at 31st December 2004, increasing by EUR 23 624 thousand or 74,1%.

10. Equity

Group equity, which includes goodwill on consolidation and minority interests, increased by EUR 90 871 thousand or 3,7% and totaled EUR 2 522 088 thousand:

Total equity of the Group were as follows:

Paid-up capital	1 492 090
Share premium account	32 393
Statutory reserve	207 582
Extraordinary reserves	155 798
Tax-exempt reserves	741 207
Special tax-exempt reserve of article 15 of Law 3229/2004	27 984
Treasury shares reserve	—
Fixed asset revaluation reserve	52 133
Fixed asset investment subsidies	2 700
Retained earnings	360 290
Consolidation differences	(468 876)
Minority interests	124 269
Less: Own shares	(205 482)
Total	**2 522 088**

Accurate extract of the minutes of the Board of Directors of National Bank of Greece.

Athens, 24 February 2005

The Secretary of the Board of Directors

Al. Stavrou

It is certified that the above Report, consisting of 13 pages, is the same as the one mentioned in the Auditors' Report dated 24.02.2005 for the Financial Statements as of 31.12.2004 of NATIONAL BANK OF GREECE.

Athens, 24 February 2005

Certified Public Accountant - Auditor

GEORGE D. CAMBANIS

Reg. No 10761

Deloitte.

TAX UNAUDITED YEARS OF GROUP COMPANIES

S/N	COMPANY NAME	TAX UNAUDITED YEARS
01	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	2001-2004
02	NATIONAL SECURITIES S.A.	1999-2004
03	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2001-2004
04	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	2002-2004
05	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	2004
06	ETHNIKI LEASING S.A.	2001-2004
07	ETHNIKI MUTUAL FUNDS	1999-2004
08	NATIONAL VENTURE CAPITAL S.A.	1999-2004
09	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	1999-2004
10	NBG BANCASSURANCE S.A.	2003-2004
11	INNOVATIVE VENTURES S.A. (IVEN)	2003-2004
12	ATLANTIC BANK OF NEW YORK	2001-2004
13	NATIONAL BANK OF GREECE (CANADA)	2001-2004
14	THE SOUTH AFRICAN BANK OF ATHENS LTD	2004
15	STOPANSKA BANKA AD SKOPJE	2004
16	UNITED BULGARIAN BANK	2001-2004
17	NATIONAL BANK OF GREECE (CYPRUS)	1994-2004
18	NATIONAL SECURITIES CO (CYPRUS) LTD	-
19	NBG MANAGEMENT SERVICES LTD	2000-2004
20	NBG INTERNATIONAL LTD	2004
21	NBG INTERNATIONAL Inc	-
22	NBGI PRIVATE EQUITY LTD	2004
23	NBG FINANCE Plc	2004
24	INTERLEASE AD SOFIA	2002-2004
25	ETEBA BULGARIA AD	1999-2004
26	ETEBA ROMANIA SA	2000-2004
27	ETEBA ADVISORY SRL	2000-2004
28	ETEBA EMERGING MARKETS FUND LTD	1999-2004
29	ETEBA ESTATE FUND LTD	1999-2004
30	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD	1999-2004
31	NBG BALKAN FUND LTD	1999-2004
32	NBG GREEK FUND LTD	1999-2004
33	NBG INTERNATIONAL JERSEY LTD	-
34	NBG LUXEMBOURG HOLDING SA	2004
35	NBG LUXFINANCE HOLDING SA	2004
36	NBG FUNDING LTD	-
37	BANCA ROMANEASCA SA	2003-2004

DATA OF GROUP ACCOUNTANTS AND AUDITORS				
S/N	COMPANY NAME	COMPANY	ADDRESS	NAME
01	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epaminondas Giouroukos
02	NATIONAL SECURITIES S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
03	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	SOL S.A.	3, Phokionos Negri Str., 112 57 Athens	Georgios Varthalitis
04	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Sofia Konstantinou
05	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
06	ETHNIKI LEASING S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epaminondas Giouroukos
07	ETHNIKI MUTUAL FUNDS	SOL S.A.	3, Phokionos Negri Str., 112 57 Athens	Vas. Papageorgakopoulos
08	NATIONAL VENTURE CAPITAL S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Nikolaos Sofianos
09	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Emmanuel Pelides
10	NBG BANCASSURANCE S.A.	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Emmanuel Pelides
11	INNOVATIVE VENTURES S.A. (IVEN)	Deloitte.	250-254, Kifissias Ave., 152 31 Athens	Epaminondas Giouroukos
12	ATLANTIC BANK OF NEW YORK	Deloitte.	Two World Financial Center, NY 10281-1414, New York, USA	Hugh Guyler
13	NATIONAL BANK OF GREECE (CANADA)	Deloitte.	1, Place Ville-Marie, Suite 3000, Montreal, Quebec H3B 4T9, CANADA	Sylvio De Rose
14	THE SOUTH AFRICAN BANK OF ATHENS LTD	Deloitte.	Private Bag X6, Gallo Manor, 2052, Republic of South Africa	Darren Shipp
15	STOPANSKA BANKA AD	KPMG	28, Dame Gruev Str., 4th floor, Skopje 1000, FYROM MACEDONIA	Gorgi Chuchuk
16	UNITED BULGARIAN BANK AD (UBB)	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
17	NATIONAL BANK OF GREECE (CYPRUS) LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Demetris Ioannides
18	NATIONAL SECURITIES CO (CYPRUS) LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Nicos Charalambous
19	NBG MANAGEMENT SERVICES LTD	Deloitte.	Corner Th. Dervis-Florinis Str., P.O. BOX 21675, CY-1512 Nicosia, CYPRUS	Panos Papadopoulos
20	NBG INTERNATIONAL	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
21	NBGI Inc	Deloitte.	Two World Financial Center, NY 10281-1414, New York, USA	June Niklus
22	NBGI Private Equity LTD	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
23	NBG FINANCE	Deloitte.	Stonecutter Court, 1 Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
24	INTERLEASE AD SOFIA	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
25	ETEBA BULGARIA AD	Deloitte.	55, Alexander Stambolijski Blvd, Sofia 1000, BULGARIA	Sylvia Peneva
26	ETEBA ROMANIA S.A.	DFK ROMANIA SRL	1st, Natiunile Unite Ave., bl. 108A, 9th floor, sector 5, Bucharest, ROMANIA	Andreas Trapezaris
27	ETEBA ADVISORY SRL	DFK ROMANIA SRL	1st, Natiunile Unite Ave., bl. 108A, 9th floor, sector 5, Bucharest, ROMANIA	Andreas Trapezaris
28	ETEBA EMERGING MARKETS FUND LTD	KITTIS TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
29	ETEBA ESTATE FUND LTD	KITTIS TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
30	ETEBA VENTURE CAPITAL MANAGEMENT CO	KITTIS TROKOUDES	4 Andreas Zakos Str., 2404 Nicosia, P.O. BOX 23957, 1687 Nicosia, CYPRUS	Anthoulis Trokoudes
31	NBG BALKAN FUND LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Mr Alkis Kailos
32	NBG GREEK FUND LTD	Deloitte.	Eftapaton Court, 256 Makarios Avenue, CY-3105 Limassol, CYPRUS	Mr Alkis Kailos
33	NBGI JERSEY LIMITED	Deloitte.	PO Box 403, Lord Coutanche House, 66/68 Esplanade, JE4 8WF, Jersey	Simon Radford
34	NBG LUXEMBOURG HOLDING SA	PriceWaterhouseCoopers	400, Route d´ Esch, B.P. 1443, L - 1014, LUXEMBOURG	Laurent Marx
35	NBG LUXFINANCE HOLDING SA	PriceWaterhouseCoopers	400, Route d´ Esch, B.P. 1443, L - 1014, LUXEMBOURG	Laurent Marx
36	NBG FUNDING LTD	Deloitte.	PO Box 403, Lord Coutanche House, 66/68 Esplanade, JE4 8WF, Jersey	Simon Radford
37	BANCA ROMANEASCA SA	Deloitte.	Str. Julian Stefan, Nr 38, Sector 1, 011485 Bucharest, ROMANIA	Ahmed Hassan

Audit Committee Report to Shareholders

In May 2004, the new Board of Directors of the Bank appointed (by Decision 1238/18.5.2004) three full members of the Audit Committee: George Lanaras as Chairman, Stefanos Pantzopoulos as Vice-Chairman and Advisor on US Securities and Exchange Commission matters, and Professor Ploutarchos Sakellaris. Professor Ioannis Vartholomaios and Drakoulis Fountoukakos were appointed as substitute members. All Committee members are non-executive members of the Board of Directors of the Bank, and their term of office is due to expire on 30 June 2006.

The Audit Committee convened seven times in 2004, compared with three meetings in 2003. It is charged with the task of supervising the work of internal and external auditors, reviewing the results of such audits and, in particular, the efficiency and effectiveness of the Group's financial reporting, as well as the adequacy and efficiency of NBG's System of Internal Controls. The Committee works closely with the Chief Internal Auditor to develop and fine-tune, on an ongoing basis, controls for the Group as a whole.

The Audit Committee, in its capacity as an independent body, held meetings with the certified auditors of the Bank and the Group in order to effectively anticipate problems and review the progress of controls. The auditors presented the financial statements and answered questions put to them by members of the Committee. The Committee also met regularly with the Bank's financial division to ensure that the procedures for drawing up the financial statements and reports of the Bank are adequate and effective. The Bank's external and internal auditors informed the Audit Committee that their controls did not reveal any substantial issue that could materially affect the smooth operation of the Bank. The relevant meetings of the internal and external auditors with the Committee took place without the presence of Board Members.

The Committee was informed also of the work of the Bank's Reporting and Transparency Committee, which reports to executive Board members of the Bank and the Chief Financial and Operations Manager regarding the accuracy and fullness of financial data and the effectiveness of procedures and controls aiming at providing timely, accurate and full reporting whereby they can provide certification to this effect to the US Securities and Exchange Commission (SEC-20F).

The Committee held meetings with various General Managers of the Bank on matters relating to its task. All members of the Committee, full and substitute, attended almost all the meetings, the minutes of which are on record. Members did not disagree on any key issue.

The Committee deems that its collaboration with the individuals and bodies called to report to it was entirely satisfactory and gave rise to no problems in its task.

The Audit Committee reports on its activities on a quarterly basis to the Board of Directors and informs them of its observations.

George Lanaras	Stefanos Pantzopoulos
Chairman of the Committee	Vice-Chairman

Article 8 Capital Markets Committee Decision 5/204/14.11.2000

The following table sets forth the names and positions of the individuals to which the provisions of Article 8 of the Committee decision 5/204/14.11.2000 apply:

Individuals mentioned under par. I (a), (b), (c) of article 8

Efstratios-Georgios A. Arapoglou	Chairman and Chief Executive Officer
Ioannis G. Pechlivanides	Deputy Chief Executive Officer
Georgios M. Athanasopoulos	Member of the Board of Directors
Ioannis P. Panagopoulos	Member of the Board of Directors
Agisilaos D. Karabelas	General Counsel
Anthimos C. Thomopoulos	Chief Financial and Chief Operations Officer
Georghios I. Paschas	Chief Internal Auditor
Alexandros G. Stavrou	Head of Secretariat Division
Ioannis P. Kyriakopoulos	Head of Financial and Management Division
Pavlos K.Mylonas	Chief Economist and Chief of Strategy
Michael A. Frousios	Head of Shareholders Related Service
Georgios D. Kambanis	Auditor Deloitte.

Divisions of the Bank involved in brokerage activities

Treasury Division

Financial and Management Division

Associated companies involved in brokerage activities (apart from institutional investors)

"DIETHNIKI" Mutual Fund Management S.A.,

"ETHNIKI KEFALAIOU" Management of Assets and Liabilities Co.

NBG REAL ESTATE S.A.

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.
Eolou 86, 102 32 Athens
Tel.: 210 3341000 Fax: 210 4806510 telex: 021/4931-38 NBG GR
http://www.nbg.gr

	TELEPHONE	*TELEFAX*	*WEBSITE*
SHAREHOLDER ENQUIRIES:			
Secretariat Division	+30210-3343411-2	+30210-3343404	www.nbg.gr
Domestic shareholders	+30210-3343460	+30210-3343406	
	+30210-3343425		
Overseas shareholders	+30210-3343414	+30210-3343410	
	+30210-3343426		
	+30210-3343422		
	+30210-3343416		
Overseas stock-exchange relations	+30210-3343494	+30210-3343449	
SPECIAL BANKING SERVICES:			
Investor Relations	+30210-3341620	+30210-3341670	www.nbg.gr
Treasury Division	+30210-3328803-4	+30210-3328850	
Dealing - Room	+30210-3328815-7	+30210-3328820	
International Division I:			
Southeast Europe and Eastern Mediterranean	+30210-3695931-2	+30210-3695930	
International Division II	+30210-3695825-6	+30210-3695694	
Other countries	+30210-3340222	+30210-3340469	
Correspondent Banking	+30210-3340454		
Payment systems	+30210-3340229		
Private Banking Division			
Private Banking	+30210-3664144	+30210-3664140	
Private Banking Branch	+30210-3347934/7939	+30210-3347940	
Business Credit Division	+30210-7727551/336	+30210-7727447	
Small Business Loans Division	+30210-7727677	+30210-7727688	
Corporate Finance Division	+30210-3341122	+30210-3341179	
Mortgage Lending Division	+30210-3695331	+30210-3695350	
Consumer Credit Division	+30210-9306201-2	+30210-9306233	
Shipping Finance Division	+30210-4144101	+30210-4144120	
Shipping Branch	+30210-4144000	+30210-4144005	
INVESTMENT BANKING SERVICES:			
Capital Market Division	+30210-3347037	+30210-3347030	www.nbg.gr
Project Finance Division	+30210-3347062	+30210-3296393	
Consultancy Division	+30210-3347042	+30210-3347050	
National Investment S.A.	+30210-3228401/8536	+30210-3223425	www.ethnex.gr
STOCKBROKING SERVICES:			
National Securities S.A.	+30210-3328500	+30210-3328565	www.e-x.gr
CUSTODIAN SERVICES:			
Domestic customers	+30210-3340261/0267	+30210-3340273	www.nbg.gr
Overseas customers	+30210-3340281/0283	+30210-3340311	
VENTURE CAPITAL SERVICES:			
NBG Venture Capital S.A.	+30210-3319560	+30210-3319569	www.nbgvc.gr
LEASING SERVICES:			
Ethniki Leasing S.A.	+30210-6456193-7	+30210-6456198	www.ethnolease.gr
FACTORING SERVICES:	+30210-3348312	+30210-3348318	www.nbg.gr
Business Credit Division	+30210-3348306-7		
MUTUAL FUNDS:			
Diethniki Mutual Fund Management S.A.	+30210-3347400	+30210-3218514	www.diethniki.gr
CREDIT CARD SERVICES:			
National Management & Organization Co. S.A.	+30210-9503500	+30210-9522057	www.ethnokarta.gr
INSURANCE SERVICES:			
Ethniki Hellenic General Insurance Co. S.A.	+30210-3299000	+30210-3236101	www.ethniki-asfalistiki.gr
REAL ESTATE AND STORAGE SERVICES:			
Ethniki Kefalaiou S.A.	+30210-3340850	+30210-3217905	
National Real Estate S.A.	+30210-3217713/7717	+30210-3217877	www.ethnodata.gr/ethnak
EKTENEPOL Urban Planning S.A.	+30210-3210558	+30210-3213011	
COMPUTING SERVICES:			
Ethnodata S.A.	+30210-4806771	+30210-4806815	www.ethnodata.gr
INTERNET BANKING:			
Help Desk	+30210-9479999	+30210-9479777	www.nbg.gr

	TELEPHONE (from Greece)	TELEFAX	WEBSITE
INTERNATIONAL OFFICES:			
EGYPT			
Cairo	*(00202) 3380065*	*3370579*	*www.nbg.gr*
ALBANIA			
Tirana	*(0035542) 33612* *31625*	*33613*	*www.nbg.gr*
AUSTRALIA			
Melbourne	*(00613) 93489255*	*93489755*	*www.nbg.gr*
Sydney	*(00612) 92477456-7*	*92514321*	
BULGARIA			
Sofia	*(003592) 9816749*	*9814184*	*www.nbg.gr*
SERBIA AND MONTENEGRO			
Belgrade (from abroad)	*(0038111) 3019910*	*3019936*	*www.nbg.gr*
(from Greece)	*210 3342518*		
UNITED KINGDOM			
London	*(0044207) 6263222*	*9290989*	*www.nbg.gr*
Channel Islands (Guernsey)	*(00441481) 720800*	*711710*	
ROMANIA			
Bucharest	*(004021) 3302124* *3301152*	*3301945*	*www.nbg.ro*
SWEDEN			
Stockholm	*(00468) 6114863*	*6117118*	
TURKEY			
Instanbul	*(0090212) 2906330-4*	*2906335*	
INTERNATIONAL SUBSIDIARY BANKS:			
BULGARIA			
United Bulgarian Bank AD (UBB), Sofia	*(003592) 8112800*	*9880822*	*www.ubb.bg*
Interlease AD, Sofia	*(003592) 9718282*	*9718172*	*www.interlease.bg*
U.S.A.			
Atlantic Bank of New York	*(001212) 6955400*	*9679049*	*www.abny.com*
CANADA			
National Bank of Greece (Canada)	*(001514) 9541522*	*9541620*	*www.nbgbank.com*
CYPRUS			
National Bank of Greece (Cyprus) LTD	*(00357) 22840000*	*22840015*	
UNITED KINGDOM			
NBG International Ltd, London *(financial and investment consulting)*	*(0044207) 6615654*	*6615667*	*www.nbgi.co.uk.*
SOUTH AFRICA			
The South African Bank of Athens Ltd.	*(002711) 8321211*	*8381001*	*www.bankofathens.co.za*
FYROM			
Stopanska Banka AD Skopje	*(003892) 3295295*	*3114503*	*www.stb.com.mk*
ROMANIA			
Banca Romaneasca	*(004021) 3059300*	*3059584*	*www.banca-romaneasca.ro*
Garanta SA (Insurance)	*(004021) 3079971*	*3079970*	*www.garanta.ro*
ANNUAL BULLETIN ENQUIRIES:			
Financial and Management Accounting Division	*+30210 3695705*	*+30210 3695777*	*www.nbg.gr*

NATIONAL BANK
OF GREECE
www.nbg.gr

ISSN:1109-4346